Exhibit 99.5

AMENDED AND RESTATED SUMMARY REPORT 2007-2008 CORE
AND REVERSE CIRCULATION DRILLING PROGRAM, F.W. LEWIS
PROPERTY, BATTLE MOUNTAIN MINING DISTRICT, LANDER
COUNTY, NEVADA, USA

Prepared For:
Madison Minerals Inc.
Suite 2000 – 1055 West Hastings Street
Vancouver, British Columbia, Canada
V6E 2E9

and

Battle Mountain Gold Inc.
20th Floor, 250 Howe Street
Vancouver, British Columbia, Canada
V6C 3R8

Prepared by:
APEX Geoscience Ltd.
Suite 200, 9797 – 45th Avenue
Edmonton, Alberta, Canada
T6E 5V8

B. R. Atkinson, B.Sc., P. Geol., M. Aus. IMM

March 13, 2014
Edmonton, Alberta, Canada

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Contents

1	Summary	6
2	Introduction	8
3	Reliance of Other Experts	12
4	Property Description and Location	12
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	14
6	History	14
	6.1 Lewis Property Historic Exploration	19
	6.1.1 Hart River Mines 1980-1985	19
	6.1.1.1 Buena Vista	19
	6.1.1.2 Meagher	20
	6.1.1.3 Hinder	20
	6.1.1.4 White and Shiloh	20
	6.1.1.5 Virgin	20
	6.1.1.6 Trinity	21
	6.1.2 American Barrick Resource Corp. 1986-1989	21
	6.1.2.1 Virgin	21
	6.1.2.2 Buena Vista South	22
	6.1.2.3 Trinity	22
	6.1.2.4 Southwest and Antler Peak	22
	6.1.3 Homestake Mining 1988-1989	23
	6.1.4 Santa Fe Pacific Gold Corp 1994-1995	23
	6.1.5 Nighthawk North Exploration and United Tex-Sol Mines 1996-1997	23
	6.1.6 Golden Phoenix Mines 1998-1999	24
	6.1.7 Newmont Mining Corp 2000-2001	24
	6.2 Lewis Property Historic Drill Summary	24
7	Geological Setting and Mineralization	27
	7.1 Regional Geology	27
	7.2 Local Geology	30
	7.3 Property Geology	32
	7.4 Mineralization	38
	7.4.1 Virgin-Hider-White and Shiloh area	38
	7.4.2 Buena Vista – Meagher area	39
	7.4.3 Southern and Filippini area	40
	7.4.4 Plumas – Humbug – Trinity – Cow Canyon area	41
	7.4.5 Willow Creek, Antler and Circle Peak area	42
	7.5 Alteration	42
8	Deposit Types	43
	8.1 Skarn Type Mineralization	45
	8.2 Epithermal Gold – Silver (+/- base metals) Deposits	45
9	Exploration	46
	9.1 Madison Minerals Inc. 2002 – 2003	46
	9.2 Madison Minerals Inc. 2004	49
	9.3 Phoenix Joint Venture Exploration Program 2007	49
10	Drilling	53
	10.1 Lewis Property Drill Summary 2002 – 2008	53

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

10.1.1 2002 Drilling	54
10.1.2 2003 Drilling	54
10.1.3 2006 Drilling	57
10.1.4 2007 Drilling	62
10.1.4.1 Virgin Zone Core Drilling	62
10.1.4.2 Reverse Circulation Drilling	65
10.1.5 2008 Drilling	69
10.1.5.1 2008 Virgin Zone Core Drilling	69
10.1.5.2 2008 Virgin Zone Reverse Circulation Drilling	73
10.2 Discussion	77
10.3 Geotechnical Logging	84
10.4 Core Logging	84
10.5 Reverse Circulation Chip Logging	84
10.6 Insertion of Field Blanks, Duplicate Samples and Standard Reference Materials	84
11 Sample Preparation, Analysis, and Security	85
11.1 Sample Collection and Shipping	85
11.1.1 Soil Sampling	85
11.1.2 Drill Core	85
11.1.3 Reverse Circulation Drill Chips	86
11.1.4 Shipping	87
11.2 Sample Preparation, Analyses and Security	87
11.3 Gold Analysis	87
11.4 Bulk Density Data	88
11.5 Quality Assurance and Quality Control	88
11.5.1 Blanks	88
11.5.2 Duplicates	89
11.5.3 Standard Reference Material Samples (SRMs)	89
11.5.4 Record Keeping for Traceability	89
11.5.5 Data Storage and Security	90
11.5.6 Computer Data	90
11.5.7 Conclusions	90
12 Data Verification	90
12.1 Verification of Database from Assay Certificates	90
12.2 Independent Data Review and Verification	91
12.3 Independent Assay Verification	91
12.4 Performance of Quality Assurance and Quality Control Samples	93
12.4.1 Data	93
12.4.2 Performance of Field Blanks	94
12.4.3 Performance of Duplicate Samples	94
12.4.4 Performance of RC Field Duplicates	94
12.4.5 Performance of Standard Reference Material	95
13 Mineral Processing and Metallurgical Testing	96
14 Mineral Resource Estimates	96
15 Adjacent Properties	96
15.1 Newmont Mining Corp. Phoenix Mine	96

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

15.2 Independence Mine	99
15.3 Filippini Property	100
16 Other Relevant Data and Information	101
17 Interpretation and Conclusions	101
18 Recommendations	102
18.1 Proposed Work Budget	103
19 References	104

Tables

Table 1. F.W. Lewis Battle Mountain Property historic drill summary	25
Table 2. Selected Historic Drill Intercepts from American Barrick and United Tex-Sol (Virgin Target)	26
Table 3. Southern Lewis Deep Drill Results	41
Table 4. Lewis Property Drill Summary 2002 – 2008. Total 6,812 m diamond drill core and 29,225 m of RC drilling over the 6 years.	53
Table 5. Selected Drill Intercepts 2003 Phase II Drilling	55
Table 6. Selected drill intercepts from 2006 drilling	58
Table 7. Selected Drill Intercepts 2007 Core Drilling	65
Table 8. Selected Drill Intercepts 2007 Reverse Circulation Drilling	66
Table 9. Selected drill intercepts 2008 core drilling	73
Table 10. 2008 reverse circulation drilling selected drill intercepts	74
Table 11. CDN Laboratory Standard Reference Material used at the Lewis Property. .	89
Table 12. Historic independence deep drill results	100
Table 13. Historic deep drill results on the Filippini property.	100

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Figures

Figure 1. State of Nevada showing Lewis Property location.	8
Figure 2. The Lewis Property is located approximately 20 km southwest of Battle Mountain and can be accessed from Highway 305.	10
Figure 3. Lewis Property claim map. Newmont Phoenix Mine is immediately to the south of the claims.	11
Figure 4. Historic exploration and structural geology on the Lewis Property. Figure 4a. Historic drilling and structural geology on Virgin. Figure 4b. Historic drilling and Newmont Phoenix Mine on Buena Vista	16
Figure 5. Regional geology of the Lewis Property area	28
Figure 6. Regional stratigraphy of Madison Minerals Lewis Property	29
Figure 7. Local geology of the Lewis Property	31
Figure 8. Structural geology of the Lewis Property	33
Figure 9. Virgin area geology showing location of Phoenix mine dump sites.	34
Figure 10. Known mineralized areas on the Lewis Property.	44
Figure 11. 2003 TITAN-24 MT-IP survey grid.	48
Figure 12. 2007 IP survey grid conducted by Zonge Geosciences which covers portions of the Buena Vista and Virgin zones.	50
Figure 13: Resistivity and Chargeability models for 6,030 ft. elevation.	51
Figure 14: Resistivity and Chargeability Model for 6,230 ft. elevation.	52
Figure 15: 2002 - 2003 Virgin Drilling	56
Figure 16. 2006 Virgin Zone RC Drilling	61
Figure 17. 2007 Virgin Zone Drilling	68
Figure 18. 2008 Virgin Zone Drilling	76
Figure 19: Virgen Zone Mineralized Area with Cross Section Lines Depicted	78
Figure 20. Section 28,750N from the southern drill area of the Virgin zone. RC Drillhole trace with Au and Ag assays in ppm.	79
Figure 21: Section 29100N from the the Virgin zone. RC Drillhole trace with Au and Ag assays in ppm.	80
Figure 22: Section 29300N from the Virgin zone. RC Drillhole trace with Au and Ag assays in ppm.	81
Figure 23. Section 29700N from the north end of the Virgin zone. RC Drillhole trace with Au and Ag assays in ppm.	82
Figure 24. Comparison of gold assay results from independent sampling.	92
Figure 25. Comparison of silver assay results from independent sampling	92
Figure 26. Comparison of lead ICP results from independent sampling	93
Figure 27. Comparison of zinc ICP results from independent sampling	93
Figure 28. Blank samples from the 2008 drill program showing gold assays.	94
Figure 29. Gold standard 1P5B from 2008 RC drill program	95
Figure 30. Madison Minerals Lewis Property with adjacent Newmont Mining claims.	98

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Appendices

Appendix 1. F.W. Lewis Property Details	at end
Appendix 2. Share Exchange Agreement Between Madison and BMG	at end
Appendix 3. Drill Hole Locations	at end
Appendix 4. Selected assay intervals from Madison drillholes from 2002-2008	at end
Appendix 5. QA/QC Graphs and Verification Sampling	at end

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

1	Summary

The F.W. Lewis Property (Lewis Property) is located in the Battle Mountain Mining District, Lander County, Nevada, USA. The property comprises 360 unpatented, 7 patented lode mining claims and a fee parcel (approximately 2,225 hectares / 5,500 acres) that adjoin and lie immediately north of Newmont Mining Corporation’s Phoenix Mine, a large open pit copper-gold-silver producer.

The Phoenix Joint Venture currently holds 100% interest in the Lewis Property, subject to an annual Advance Minimum Royalty of $60,000US. Madison Minerals Inc., through its wholly owned U.S. subsidiary, Madison Enterprises (Nevada) Inc., holds a 60% participating interest in the Phoenix Joint Venture and Nevada Royalty Corp. (formerly Great American Minerals Inc.) holds a 40% participating interest in the Phoenix Joint Venture. On March 13, 2013, Battle Mountain Gold Inc., through its wholly owned U.S. subsidiary Battle Mountain Gold (USA) Inc. was granted the option to purchase Nevada Royalty Corporation’s interest in the Phoenix Joint Venture. On March 13, 2014, Madison Minerals Inc. and Battle Mountain Gold entered into a share exchange agreement whereby Madison Minerals Inc. will purchase all of the issued and outstanding common shares of Battle Mountain Gold by way of an exchange of shares based on an exchange rate of one common share of Madison Minerals Inc. at a deemed price of C$0.12 per common share of Madison, post 4:1 consolidation, for one common share of Battle Mountain Gold. Upon completion of the share exchange, Battle Mountain Gold will be a wholly-owned subsidiary of Madison Minerals Inc. and the resulting issuer will have the potential to hold a 100% interest in the Lewis Property once BMG-USA exercises its option to purchase Nevada Royalty Corporation’s interest in the Lewis Property.

The Lewis Property has been historically mined for high-grade silver, gold, and base metals. Mineralization on the property consists of intrusion related, sediment-hosted, precious metal skarn and silicified fault/vein types. Several major mining companies have explored the property since 1980 and previous work indicates the Virgin target is of greatest economic interest to date within the Property. Exploration drilling has outlined a similar geological environment to that underlying the adjacent Phoenix Mine area, including direct on-strike extensions of the Antler Sequence stratigraphy, the Virgin Fault and mineralization styles. The Lewis Property covers approximately 4.8 km (three mi) of highly prospective ground northward along this structural-stratigraphic corridor.

Zonge Geophysics of Reno, Nevada was contracted in the spring of 2007 to provide an Induced Polarization (IP) survey on both the Virgin and Buena Vista zones. This survey identified numerous areas of coincident resistivity and conductivity that may be related to mineralization. This information assisted in further evaluating the target areas prior to the undertaking of additional drilling to extend the known limits of mineralization.

Madison’s 2007-2008 drill programs included 27 core drillholes and 67 reverse circulation (RC) drillholes totalling 19,066 m (62,558 ft.). The 27 core holes (MAD 83-92, MAD 134-149 and 170) were drilled to confirm structure, geology and mineralization intersected in previous Virgin Zone RC drilling. Fifty-eight RC drillholes (MAD 100-133,

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

MAD 150-169 and 171-174), totalling 12,744 m (41,810 ft.) tested mineralization along a 610 m (2,000 ft.) north-south strike extent of the Virgin structural zone as well as down dip 150 m (450 ft.) to the west. Nine additional RC holes (MVD 1-9), totalling 164.5 m (540 ft.) tested portions of the southern boundary sulphide dump. The objectives of the RC drilling were to confirm and expand the along strike and downdip extension of mineralization identified by previous drilling. Core and RC drilling successfully met these objectives. Precious metal mineralization was encountered in almost all of the RC drillholes, including high-grade results in several drillholes and the core drilling confirmed previous RC drill results.

The Lewis Property is still at the exploration stage and continues to be of merit having excellent potential for the discovery of additional structurally controlled, high-grade and low-grade, disseminated precious metal mineralization, which may prove to be economically feasible to mine. There are presently no mining development or operations on the property.

It is recommended that the previous geophysics (2003 IP-MT and 2007 IP) be reinterpreted prior to any additional drilling at the Buena Vista target to identify potential extensions of the current mineralized area.

The Virgin Zone drilling should be evaluated to determine if drill density is sufficient to calculate a preliminary resource estimate or if additional drilling is required.

Targeted soil geochemical sampling directly over and along strike of all of the exploration targets should be completed and followed up with prospecting, and geological mapping in order to prioritize these targets for further detailed work. Selected geochemical and geological anomalies could then be further tested by geophysics prior to drill testing.

The recommended exploration program includes the re-evaluation of the 2003 and 2007 geophysics and Virgin Zone drilling at an estimated cost of US$80,000. The preliminary evaluation of exploration targets Trinity-Cow Canyon and Meagher-Buena Vista utilizing grid controlled soil geochemistry, prospecting, and geological mapping would cost a further US$165,000. Detailed geological mapping, and geochemical sampling should also be carried out on the known mineralized zones to gain a better understanding of their potential. The detailed work would cost an additional US$110,000 to complete bringing the total recommended work program to US$355,000.

A recommended Phase 2 exploration, following up on results from Phase 1 exploration, would comprise detailed geophysical testing on the exploration targets. Estimated Phase 2 cost is US$105,000.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

2	Introduction

The F.W. Lewis Property (Lewis Property) comprises 360 unpatented and 8 patented mining claims (2,225 hectares / 5,500 acres) located in the Battle Mountain Mining District, Lander County, Nevada, USA. It is located approximately 20 km (12 mi) southwest of the town of Battle Mountain and Interstate I-80 (Figure 1 and 2). The property lies immediately north and northwest of Newmont Mining’s Phoenix Mine (Figure 3). A potential Phoenix-Fortitude pit expansion could include portions of the Virgin and Buena Vista exploration targets on the Lewis Property, immediately adjacent to the north and west of the old Fortitude pit.

Figure 1. State of Nevada showing Lewis Property location.

The Phoenix Joint Venture currently owns a 100% interest in the Lewis Property, subject an annual Advance Minimum Royalty payable to Victory Exploration Inc. Madison Minerals Inc. (Madison), through its wholly owned U.S. subsidiary, Madison Enterprises (Nevada) Inc. (Madison–US), holds a 60% participating interest in the Phoenix Joint Venture and Nevada Royalty Corp. (NRC), formerly Great American Minerals Inc. (GAM), holds a 40% participating interest in the Phoenix Joint Venture. On March 13, 2013, Battle Mountain Gold Inc. (BMG), through its wholly owned U.S.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

subsidiary Battle Mountain Gold (USA) Inc. (BMG-USA) was granted the option to purchase NRC’s interest in the Phoenix Joint Venture.

Madison is a public mineral exploration company incorporated in British Columbia and listed on the TSX Venture Exchange. BMG is a private company incorporated in British Columbia.

This report was requested by Madison and partner, BMG, to document the 2007-2008 core and reverse circulation drilling on the Lewis Property and to comply with corporate disclosure requirements as outlined in National Instrument 43-101 (NI 43-101) and Form 43-101F1. The report is titled “Summary Report 2007-2008 Core & Reverse Circulation Drilling Program F.W. Lewis Property Battle Mountain Mining District Lander County, Nevada, USA.” The scope of this report is a technical description of the drilling undertaken by Madison on the Lewis Property from July to November, 2007, and April to August, 2008 Lakehead Geological and Nowak and Associates maintain and update the electronic database and provide drafting and computer services.

Additional background information for the Lewis Property is available in previous reports: “Summary Geological Report, F.W. Lewis Battle Mountain Property, Battle Mountain Mining District, Lander County, Nevada, USA” by G.F. McArthur and D.

Turnbull dated July 22, 2002, “Report on Reverse Circulation Drilling Program 2002” by G.F. McArthur dated April 2003, “Summary Report 2003 Exploration and Reverse Circulation Drilling Programs, F W Lewis Property” by G F McArthur dated April 2004 and “Summary Report 2006 Reverse Circulation Drilling Program, F.W. Lewis Property” by G. F. McArthur dated May 31, 2007.

International System of Units (SI) is used except industry standard units such as troy ounces for the mass of precious metals. All currency is US$ unless otherwise stated.

Preparation of this report is partly based upon public and private information provided by Madison Minerals Inc. and information provided in various Technical Reports listed in the references. The opinions expressed in this report have been based on information supplied by Madison.

The author believes that the information provided and relied upon for the preparation of this report is accurate and complete as of the date of the report and that the interpretations and opinions expressed are reasonable based on the current understanding of the property.

The author has made reasonable efforts to verify the accuracy of the data relied upon. On July 26-27, 2013 he visited the Lewis Property and verified both core and reverse circulation (RC) drill sites. He also visited the Madison secure storage facility in Battle Mountain to take verification samples of both core and RC drill samples (see section 14.8 Data Verification).

Throughout this report, selected drill intercepts are reported. Drillholes for which no intercepts are provided are holes in which there are no significant intercepts of mineralization.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

The author is not qualified to provide extensive comment on legal issues associated with the Lewis Property. As such, Section 4 dealing with the nature and extent of title and interest in the property, terms of any royalties, back-in-rights, payments and encumbrances are descriptive in nature and are provided exclusive of a legal opinion.

Figure 2. The Lewis Property is located approximately 20 km southwest of Battle Mountain and can be accessed from Highway 305.

Lewis Property
Battle Mountain
El 4510
Antler Peak
Copper Canyon
Winnemucca
El 4320
Golconda
Golconda Summit
El 5159
Sonoma Peak
El 9396
Valmy
North Peak
El 8550
Mt Tobin
El 9775
Mt Lewis
El 9680
Beowawe
Crescent Valley
Tenabo (site)
Gold Acres (site)
Mt Tenabo
El 9153
Cortez (site)
Elephant Head
El 8495
Bald Mtn
El 8543
Mt Moses
El 8649
Cain Mtn
El 8409
McKinney Pass
El 5573
Ravenswood Peak
El 8130
Mt Callaghan
El 10187
Healy Peak
El 8847
Midas
Willow Creek Reservoir
Chimney Dam Reservoir
Hot Springs Peak
El 6452
Soldier Cap
El 7033
Adam Peak
El 6676
McCann Creek Mtn
El 6602
Tuscarora (site)
Leeville (site)
Emigrant Pass
El 6069
Beaver P
El 8791
TUSCARORA MOUNTAINS
SHOSHONE RANGE
CORTEZ MOUNTAINS
TOBIN RANGE
UNION PACIFIC
L A N D E R
0
50
50 Miles
N

Madison Minerals Inc.
Battle Mountain Mining District, Lander County, Nevada, U.S.A.
Lewis Property
Property Location and Access
Figure 2

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Figure 3. Lewis Property claim map. Newmont Phoenix Mine is immediately to the south of the claims.

1,600,000 survey ftE
1,610,000 survey ftE
R43E
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
T 32 N
T 31 N
Antler Ex Claims
Newmont
Antler Claims
Perspiration, April & Willow Claims
Perspiration Claims
Honey Bear Claims
Newmont
LC Claims
Honey Bear Claims
Bearpaw Claims
Driscol Claims
SC Claims
Battle Claims
Silver Dream & New Silver Dream Claims
Buena Vista & Surprise Claims
NKP/NKL Claims
NEWMONT
Phoenix Mine Property
Symbols
U.S. public lands survey grid (Township and Range)
Internal claim boundary
Mine, open pit
Proposed open pit
Ore body
Claim boundary
Madison Minerals Inc.
Battle Mountain district
Lander County, Nevada, USA
Lewis Property
Claim Map
Figure 3
feet

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

3	Reliance of Other Experts

The author, in writing this report, used sources of information as listed in the references. The report is a compilation of proprietary and publicly available information as well as information obtained during property visits, and research by government and university geoscientists. Government reports were prepared by qualified persons holding post-secondary geology, or related university degree(s), and are therefore deemed to be accurate. For those reports which were written by others who may or may not be qualified persons, the information in those reports is assumed to be reasonably accurate, based on the data review and field visits conducted by the author. However, they are not the basis for this report.

The author has relied on a title opinion prepared by Harris and Thompson dated February 28, 2014 in stating that Madison holds a 60% interest in the Lewis Property and NRC holds the remaining 40% interest.

4	Property Description and Location

The Lewis Property consists of a contiguous claim group totalling 360 unpatented and 8 patented mining claims comprising approximately 2,225 hectares (5,500 acres) on land administered by the Bureau of Land Management. Surface rights are owned only for the 8 patented mining claims. The property is located in T. 31 N., R. 43 E. Sections 2-5, 8-11, 15-16, and 20-21 and T. 32 N., R. 43 E. Sections 32 and 34 Battle Mountain Mining District, Lander County, Nevada, U.S.A. (Figure 2 and 3, Appendix 1). Nevada State Water Right Certificates of Appropriation are secured for Galena Spring and the Shiloh Shaft.

The Phoenix Joint Venture operates under the terms of the joint venture letter agreement dated March 29, 2006 between NRC (formerly Great American Minerals Inc.) 40% and Madison 60% as operator.

On June 1, 2002, F.W. Lewis Inc. granted an option to Madison and NRC to acquire the Lewis Property. Madison and NRC met all their obligations under this Agreement. Such option was exercised on December 27, 2007 when Madison and NRC collectively paid US$2,000,000 to acquire 100% interest in the Lewis Property.

As a result, Victory Exploration Inc. (Victory), formerly F.W. Lewis Inc., quitclaimed the Lewis Property to the Phoenix Joint Venture, a Nevada joint venture that then consisted of Madison, Madison-US, and NRC. The quitclaim was subject to the reservation of an advance minimum royalty of US$60,000, subject to an annual escalation based upon a defined consumer price index (Advance Minimum Royalty). The Advance Minimum Royalty payments are to be credited against any production royalty in the same year. Production royalties include a 5% gross royalty on gold and silver produced and a 4% net smelter returns royalty on all other metals (together with the Advance Minimum Royalty, the Royalty). The Phoenix Joint Venture maintains an option to purchase the Royalty.

On March 13, 2013, NRC granted BMG-USA, an option to purchase NRC’s interest in the Phoenix Joint Venture and Lewis Property. Such interest is equivalent to a 40%

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

participating interest in the Phoenix Joint Venture, with the remaining 60% participating interest held by Madison-US. A title opinion prepared by Harris & Thompson dated February 28, 2014 confirms that Madison holds a 60% interest in the Lewis Property and NRC holds the remaining 40% interest in the Lewis Property (Appendix 1).

On March 13, 2014, Madison and BMG entered into a share exchange agreement which provides, among other things, that subject to approval by the TSX Venture Exchange, Madison will purchase all of the issued and outstanding common shares of BMG from the shareholders of BMG (the “Vendors”) by way of an exchange of shares based on an exchange rate of one common share of Madison being allotted and issued to the Vendors at a deemed price of C$0.12 per common share of Madison, post 4:1 consolidation for every one common share of BMG purchased by Madison. Upon completion of the share exchange, BMG will be a wholly-owned subsidiary of Madison and the resulting issuer will have the potential to hold a 100% interest in the Lewis Property once BMG-USA exercises its option to purchase NRC’s interest in the Lewis Property. A copy of the share exchange agreement is included as Appendix 2.

Obligations that must be met to retain the property are annual payment filing fees to the US Bureau of Land Management for the unpatented claims (US$140.00 per claim, totalling US$50,400.00) and payment of taxes to Lander County for the patented claims (US$227.26). The claims are valid as long as the annual filings and assessment payments are made. Filing fees and taxes have been paid for 2013.

The only permit required to conduct work on the property is a Notice of Intent from the US Bureau of Land Management, to conduct exploration or drilling on patented and unpatented claims.

Surface rights for the 360 unpatented mineral claims are held as part of the Copper Canyon Grazing Allotment. There are no issues in regards to access to the mineral claims. Exploration permits are obtained from the Nevada Bureau of Land Management and all stake holders are consulted prior to the granting of permits.

Environmental liabilities are limited to the need to fence numerous historic workings.

The location of all known mineralized zones, waste deposits, and important natural features and improvements relative to the outside property boundaries are shown on Figure 3. There are no plants or facilities on the property, only several abandoned buildings at Galena.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Lewis Property is situated in the high desert portion of the Great Basin region in north central Nevada. Elevations in the Battle Range average 1,000 to 1,500 m (3,000 to 5,000 ft.) to a maximum of 2,450 m (8,000 ft.) at Antler Peak. The climate is hot and semiarid in the summer with snow in winter; the operating season would be year round. Vegetation consists of sparse sagebrush and bunchgrass with sporadic juniper and cottonwood trees.

The nearest population centre is Battle Mountain, Nevada, located on Interstate 80 approximately 20 km (12 mi) to the northeast of the property (Figure 2). The property is accessed by travelling south from Battle Mountain 15 km (9.5 mi) on State Highway 305, then 8 km (5 mi) west on the Galena Canyon unimproved dirt road. The nature of transport to the property is by four-wheel drive motor vehicle. Numerous drill roads provide local access to most parts of the property. Resources ultimately required for mining on the property are considered to be acceptable and sufficient with local power and sources of water. Trained mining personnel would be available locally from the towns of Battle Mountain, Winnemucca, or Elko.

Resources ultimately required for mining on the property are tabulated below and are considered to be acceptable and sufficient:

  A three-phase power line parallels State Highway 305 to the east of the property. A second substantial power line services Newmont’s Phoenix mining and processing operations located approximately 2 km (1.25 mi) south of the project area.

  Water can be obtained on site from shallow wells.

  Personnel would be available, drawn from the nearby towns of Battle Mountain, Elko, and Winnemucca.

  The physiography of the property allows sufficient areas for tailings disposal, waste disposal, leach pad sites, and processing facilities.

  Surfaces currently owned are not sufficient for mining. Additional surface rights would need to be negotiated with the Bureau of Land Management.

6	History

Mining in the Battle Mountain Mining District dates back to 1863 when silver was discovered in Galena Canyon in the south-central part of the District. Discoveries of copper and silver in the vicinity of Copper Canyon in 1864 led to the formation of the Battle Mountain Mining District in 1866. The Central Pacific Railroad came through in 1869 and aided in the development of the area. Several small mills and smelting works were soon in operation at Galena Canyon to service thirty small mining operations, several of which were within the boundaries of the present Lewis Property (Figure 4):

  The old Meagher Mine had 137 m (450 ft.) of workings that were developed along a portion of a 610 m (2,000 ft.) long, steep west-dipping, north-trending structure.

  The Hider Mine, which has 100 m (300 ft.) of workings, was primarily mined for lead- zinc- silver ores found in zones of oxidation and enrichment along a small portion of the 1,500 m (4,920 ft.) long western Hider fault splay.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

  Three mines, the White, Shiloh and Battle Mountain, have 1,006 m (3,300 ft.) of combined workings that were developed along a 1,524 m (5,000 ft.) long, 55-85º west-dipping splay of the Virgin fault zone. Mining intersected silver-lead-zinc mineralization along the fault and in the adjacent Battle and Harmony Formations.

  The Blossom Mine is located 426 m (1,400 ft.) south of Galena and was developed in the 1870’s along a shear zone. Mine development consisted of 411 m (1,350 ft.) of workings and production is estimated at 1,000 tons grading 3.0 g/t. (0.088 opt.) gold, 490 g/t. (14.3 opt.) silver and 11% lead. Mineralization consisted of pyrite, galena, and sphalerite veins and replacements in the Edna Mountain Formation and adjacent Virgin Fault. The fault acted as a conduit for hydrothermal mineralizing fluids.

  Workings at the Trinity Mine totaled 213 m (700 ft.). A total of 18,000 tons of lead- zinc-silver ore was produced from the ore body that measured 45 m x 10.5 m x 4 m (130 ft. x 35 ft. x 12 ft.).

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Figure 4. Historic exploration and structural geology on the Lewis Property. Figure 4a. Historic drilling and structural geology on Virgin. Figure 4b. Historic drilling and Newmont Phoenix Mine on Buena Vista

Location Map
Lewis Property
Nevada, USA
1,600,000 survey ftE
1,610,000 survey ftE
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
R43E
T 32 N
T 31 N
Antler North
Trinity
Hider, White & Shiloh
Central Virgin
Buena Vista
Virgin
Southwest
NEWMONT MINING
Phoenix Mine
Symbols
Contact
Thrust fault
Fault
Mineralized zone
Ore body
Claim boundary
Geological Explanation
Altered Granodiorite
Jory Member of the Havallah Fm
Pumpernickle Formation
Edna Mountain Formation
Antler Peak Formation
Battle Mountain Formation
Harmony Formation
Scott Canyon Formation
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Historic Exploration Areas
Figure 4

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

BVD3A
BVD3B
FWL19
FWL9
BVD1A
FWL10
FWL41
FWL20
FWL35
FWL36
FWL40
FWL38
BVD16
FWL21
FWL46
FWL37
FWL48
FWL45
FWL31
FWL34
FWL39
FWL33
FWL11
FWL49
FWL44
FWL43
FWL22
FWL47
UTX-15
UTX-11
UTX-16
UTX-7
UTX-1
UTX-2
UTX-2A
UTX-8
BM3333
BM3334
UTX-13
UTX-3
UTX-14
UTX-9
UTX-4
UTX-10
UTX-5
UTX-6
UTX-12
BM4228
Pp
Pem
Pb
Ch
16
15
6400
6500
6600
6800
670
1,664,000 survey fE
1,664,500 survey fE
1,665,000 survey fE
14,730,500 survey ftN
14,730,000 survey ftN
14,729,500 survey ftN
14,729,000 survey ftN
14,728,500 survey ftN
Newmont Mining
Phoenix Mine
Geological Explanation
Tag
Altered Granodiorite
Pj
Pp
Pumpernickle Formation
Pem
Antler Peak Formation
Pb
Battle Mountain Formation
Ch
Harmony Formation
Symbols
Historic collar location
Range, township section line and number
Contour, 100 feet
Road
Contact
Thrust fault
Fault
Mine dump
Proposed open pit
Claim boundary
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Historic Virgin Drilling
Figure 4a

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

14,729,000 survey ftN
14,728,500 survey ftN
14,728,000 survey ftN
14,727,500 survey ftN
14,727,000 survey ftN
1,602,500 survey ftE
1,603,000 survey ftE
1,603,500 survey ftE
N
6700
6300
6300
6400
BVD10
BVD9
FWL23
BVD15
BVD2A
BVD2B
BVD11
FWL25
BVD24
FWL24
BVD17
BVD16
BVD22
FWL26
BVD14
BVD20
BVD21
FWL27
FWL12
BVD19
FWL42
BVD12
BVD13
DDH13
DDH7-13
BVD23
DDH23
DDH8-29
FWL14A
FWL14
DDH6
FWL13
Newmont Mining
Phoenix Mine
Symbols
Historic collar location
Contour, 100 feet
Road
Mine dump
Proposed open pit
Open pit mining
Claim boundary
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Historic Buena Vista
Drilling
Figure 4b

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

These early high-grade operations had exhausted their near surface oxidized and enriched ore bodies by 1885, and the District was quiet until 1909 when gold was discovered at Bannock near the present day access to Copper Canyon (Roberts & Arnold, 1965).

Copper deposits at Copper Canyon and Copper Basin were actively mined by underground methods during both World Wars. Duval Corp. acquired the copper properties in 1961 from Asarco and began large-scale open-pit operations at both Copper Canyon and Copper Basin in 1967. It is thought that at this time, F.W. Lewis began acquiring claims in the area that ultimately became the Lewis Property.

Copper mining continued until 1981 when depressed prices caused operations to be suspended. Duval Corp. continued mining gold and silver, which had started with the discovery of precious metal skarns at the Tomboy and Minnie deposits in the mid-1970’s Discoveries of the Upper and Lower Fortitude deposits at Copper Canyon followed in 1980.

In December of 1984, the Battle Mountain Gold Mining Co. (Battle Mountain Gold) was formed to assume the gold mining operations of Duval Corp., including the newly discovered Fortitude deposit at Copper Canyon. The Lower Fortitude ore body produced over 71.5 metric tonnes (2.3 million ounces) gold and 336 metric tonnes (10.8 million ounces) silver.

6.1	Lewis Property Historic Exploration

Where selected drill intersections are quote true thickness of mineralization is not known and will be resolved with additional drilling evaluation and ongoing interpretive compilation work. It is believed, however, that true thickness is less than the reported drilled intervals.

6.1.1	Hart River Mines 1980-1985

Modern exploration on the Lewis Property began in 1980 when Hart River Mines optioned the property from F.W. Lewis Inc. L. J. Maki and Associates, a Utah consulting firm, managed exploration. The company evaluated shallow portions of the major north-trending mineralized fault zones including the Meagher, Buena Vista, Virgin, Hider, White and Shiloh and Trinity targets. Exploration drilling conducted during the period 1980 to 1985 totalled 9313.5 m (30,556 ft.) in 178 drillholes. This included 7,170 m (23,524 ft.) of downhole hammer drilling in 100 holes, 1,463 m (4,800 ft.) of air-track drilling in 65 holes and 680 m (2,232 ft.) of core drilling (Mako et al, 1986).

6.1.1.1	Buena Vista

The Buena Vista exploration target is near the 200 m (600 ft.) of old underground workings at the Buena Vista Mine, where the Buena Vista fault system extends north from the Copper Canyon fault zone. It is located 914 m (3,000 ft.) southwest of Galena and 609 m (2,000 ft.) west of the Virgin Fault. The fault zone is a series of splays 1372 m (4,500 ft.) long, 15 m (50 ft.) to 76 m (250 ft.) wide, dipping 50 to 80 degrees west

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

and trending north. Precious metal mineralization is associated with the steep normal fault, clastic sediments of the Antler Sequence and the 75 - 335 m (250 - 1,100 ft.) deep Golconda Thrust.

Selected drill intercepts include:

2.1 g/t. (0.063 opt.) gold, 41 g/t. (1.2 opt.) silver across 12 m (40 ft.) BVD-9
1.2 g/t. (0.037 opt.) gold, 17 g/t. (0.5 opt.) silver across 12 m (40 ft.) DDH-6
0.9 g/t. (0.026 opt.) gold, 13 g/t (0.4 opt.) silver across 10.5 m (35 ft.) BVD-2B
0.5 g/t. (0.016 opt.) gold, 37 g/t. (1.1 opt.) silver across 6 m (20 ft.) BVD-10

6.1.1.2	Meagher

The Meagher target, encompassing the historic Meagher Mine, is located 213 m (700 ft.) west of the Buena Vista Fault, a possible splay of the Copper Canyon Fault. The best results were in BVD-12, which intersected 10.5 m (35 ft.) of 0.8 g/t. (0.025 opt.) gold and 13 g/t (0.4 opt.) silver.

6.1.1.3	Hinder

The Hider target, centered on the old Hider adit, is located 1.2 km (0.75 mi) north-northwest of Galena. The 1,219 m (4,000 ft.) long Hider fault zone is a north-trending splay offset of the Virgin Fault with two sets of west-dipping structures: one at 45-60º and a steeper set at 70-85º. The fault is up to 84 m (275 ft.) wide and separates Battle Mountain clastics from Antler Peak limestone.

Selected drill intercepts include:

1.6 g/t. (0.047 opt.) gold, 387 g/t (11.3 opt.) silver across 6 m (20 ft.) BVD-27
1.4 g/t. (0.042 opt.) gold, 267 g/t. (7.8 opt.) silver across 10.5 m (35 ft.) BVD-30

6.1.1.4	White and Shiloh

The White and Shiloh target area lies immediately north of Galena. Limited drilling by Hart River Mines intersected values of 1.7 g/t. (0.05 opt.) gold and 3.4 g/t. (0.1 opt.) silver across 3 m (10 ft.) in BVD-74.

6.1.1.5	Virgin

The Virgin target extends from Galena south toward the boundary with Newmont’s Fortitude pit and includes the site of the old Blossom Mine. The main host for precious metal mineralization is along the Virgin Fault where the fault juxtaposes Pumpernickel, Edna Mountain, and Antler Peak rocks over Battle Mountain and Harmony Formations. Up to three shear zones have been identified along this part of the Virgin fault zone.

Selected drill intercepts include:

0.85 g/t. (0.025 opt.) gold, 366 g/t. (10.7 opt.) silver across 9 m (30 ft.) BVD-34
0.7 g/t. (0.021 opt.) gold, 75 g/t. (2.2 opt.) silver across 29 m (95 ft.) BVD-3B

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

6.1.1.6	Trinity

The Trinity target area, site of the historic Trinity Mine, is concentrated along the Trinity fault zone, a possible extension or splay of the Plumas Fault to the south. The Trinity fault zone is located 762 m (2,500 ft.) east of Galena and extends about 2,133 m (7,000 ft.). This major west-dipping, north-trending, 45 m (150 ft.) wide fault zone separates Scott Canyon Formation shales and cherts from Harmony Formation sandstone. Geochemical soil sampling by the United States Geological Survey (Roberts and Arnold, 1965) identified anomalous lead, zinc, copper, and antimony values associated with the Trinity Fault and numerous old workings. Hart River Mines drilled 765 m (2,510 ft.), testing 200 m (600 ft.) of strike length along the Trinity fault zone. Fifteen of the sixteen holes drilled intersected mineralization in the 0.3 g/t. to 1.0 g/t. (0.01 opt. to 0.03 opt.) gold range with local high-grade intercepts of 11.4 g/t (0.3 opt) gold.

6.1.2	American Barrick Resource Corp. 1986-1989

American Barrick Resource Corp. (Barrick) optioned the Lewis Property from F.W. Lewis Inc. in 1986 to 1989. The field program covered the previously explored Virgin, Buena Vista, South, Hider and Trinity targets as well as the newly defined Antler Peak and Southwest targets (Mako et al, 1987-88). Barrick completed 18,225 m (59,793 ft.) of drilling in 78 holes, conducted mapping, soil and rock geochemistry, geophysics (magnetics and IP) and photogrammetry on portions of the property.

Geochemistry outlined various north-trending mineralized structures and resulted in the discovery of the Antler Peak area. Barrick, along with joint venture partner Homestake Mines, used magnetic surveys to define a magnetic pyrrhotite-mineralized skarn zone around the Copper Canyon intrusion and aid in targeting deep drilling to test the buried skarn model. Induced polarization surveys were used to target mineralized portions of various fault structures.

6.1.2.1	Virgin

In 1986, Barrick completed 8,546 m (28,038 ft.) of drilling in 49 drillholes, 32 of which were drilled on the Virgin Fault. The Virgin Fault was primarily drill tested within the small 244 m x 76 m (800 ft. x 250 ft.) rectangular Silver Dream claim area at the south property boundary. Mako et al. (1987) describe the geology, mineralization, and alteration encountered in drilling as follows:

“The Virgin Fault in the drill area is comprised of three splays. The main splay of the fault juxtaposes footwall Harmony Formation unconformably overlain by Battle Mountain Formation, against hanging wall rocks of the Harmony, Battle Mountain, Antler Peak, Edna Mountain, and Pumpernickel Formations. The main strand of the Virgin Fault strikes N17W and dips 65°-71° west and appears to shallow with depth. The thickest and highest-grade drill intercepts occur along dilational portions of the faults or at northwesterly fault offsets.

“The sulphide mineralization is mainly confined to shear zones 1-3 m (3-10 ft.) thick along the main strand of the Virgin Fault and locally in hanging wall or footwall splays.

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Sulphide mineralization consists of pyrite, sphalerite, galena, arsenopyrite, pyrrhotite, chalcopyrite and bornite as disseminations, veinlets and semi-massive replacements.

“Better gold mineralization occurs where the fault intersects the Battle or Harmony Formations. The sheared host commonly displayed evidence of hydrothermal alteration. Alteration intensity generally increases with depth and southward toward the Fortitude pit.”

Selected drill intercepts include:

3.5 g/t. (0.103 opt.) gold, across 10.5 m (35 ft.) FWL-31
1.6 g/t. (0.047 opt.) gold, across 65 m (215 ft.) FWL-34
6.6 g/t. (0.194 opt.) gold, across 12 m (40 ft.) FWL-39
3.7 g/t. (0.108 opt.) gold, across 33.5 m (110 ft.) FWL-43
6.5 g/t. (0.189 opt.) gold, across 9 m (30 ft.) FWL-44
6.3 g/t. (0.185 opt.) gold, across 15 m (50 ft.) FWL-47
2.4 g/t. (0.07 opt.) gold, across 12 m (40 ft.) FWL-48

6.1.2.2	Buena Vista South

Other targets explored include the Buena Vista South area located west across the valley from the Virgin Fault where hole FWL-12 intersected 48 g/t. (1.4 opt.) gold, across 1.5 m (5 ft.) and 1.4 g/t. (0.04 opt.) gold, across 26 m (85 ft.) and hole FWL-14 intersected 0.9 g/t. (0.026 opt.) gold, across 4.5 m (15 ft.) and 0.75 g/t. (0.022 opt.) gold, across 6 m (20 ft.).

6.1.2.3	Trinity

Five holes were drilled at the Trinity target. Hole FWL-3 intersected 3 m (10 ft.) of 1.2 g/t. (0.036 opt.) gold, hole FWL-4 intersected 6 m (20 ft.) of 1.1 g/t. (0.032 opt.) gold, and FWL-17 intersected 4.5 m (15 ft.) of 1.6 g/t. (0.048 opt.) gold.

6.1.2.4	Southwest and Antler Peak

In 1987, Barrick’s exploration focus changed to the newly discovered Antler Peak geophysical and geochemical target and the deep skarn potential of the Southwest area.

The Southwest target deep skarn drilling was successful in intersecting mineralization at greater than 800 m (2,500 ft.), including 5.9 g/t. (0.173 opt.) gold across 16.5 m (55 ft.) in FWL-30, 4.4 g/t. (0.129 opt.) gold across 6 m (20 ft.) in FWL-30B and 3.8 g/t. (0.110 opt.) gold across 7.6 m. (25 ft.) in FWL-30C. FWL-16 intersected 3 m (10 ft.) of 1.8 g/t (0.052 opt) gold while testing an IP anomaly. Additional exploration was recommended in several areas.

The Antler Peak drilling was disappointing and did not completely explain the extensive geophysical-geochemical anomaly and associated jasperoids although anomalous precious metal values were intersected in the Pumpernickel Formation. Pyritic shales intersected in several of the drillholes are interpreted to be responsible for the geophysical IP anomalies. The area remains open for additional exploration.

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Following the exploration program, Barrick concluded that a joint venture partner was needed to continue work on the property.

6.1.3	Homestake Mining 1988-1989

Homestake Mining joint ventured with Barrick on the project in 1988 - 1989 and memos indicate that they completed geological mapping and reviewed the Barrick data. Homestake concluded that the Virgin area mineralization was a fault-related skarn replacement type rather than a vein and that the mineralization increased in intensity to the south and with depth. They also concluded that drilling had not tested all three splays of the Virgin fault zone and that the northern extension of the fault zone remained to be tested in many areas.

Homestake and Barrick were unsuccessful in negotiating a joint venture with Battle Mountain Gold to expand the area and subsequently returned the Lewis Property to F.W. Lewis Inc. who then worked the property, rehabilitating the underground workings at the Buena Vista and Blossom mines during 1990-1993.

6.1.4	Santa Fe Pacific Gold Corp 1994-1995

Santa Fe Pacific Gold Corp. optioned the Lewis Property from F.W. Lewis Inc. in 1994-95. They completed local mapping and soil geochemistry and drilled 37 holes totaling 5,630 m (18,470 ft.). The geochemical survey outlined several structural trends including the Virgin and Trinity fault systems.

In 1994, 17 (DAN-21 to DAN-37) reverse circulation drillholes totaling 2,308 m (7,570 ft.) were completed on the Virgin Fault near the old White and Shiloh, and Hider adits. Five areas were tested and drill intercepts include 1.5 m (5 ft.) of 4.0 g/t. (0.118 opt.) gold in DAN-24 and a 1.5 m (5 ft.) intercept of 1.9 g/t. (0.057 opt.) gold in DAN-28.

In 1995, twenty (DAN-38 to DAN-57) reverse circulation holes totaling 3,322 m (10,900 ft.) tested the Trinity Fault area (Green, 1994-95). Several of the drillholes intersected anomalous gold-silver values, DAN-46 had 3.5 g/t. (0.101 opt.) gold across 6 m (20 ft.) and DAN-57 had 2.4 g/t. (0.07 opt) gold across 13.7 m (45 ft.). Santa Fe dropped the option because they thought the targets were limited in size.

During 1996, F. W. Lewis Inc. successfully negotiated a new boundary agreement with Battle Mountain Gold extending the property boundary 213 m (700 ft.) to the south toward the Fortitude Pit.

6.1.5	Nighthawk North Exploration and United Tex-Sol Mines 1996-1997

Nighthawk North Exploration Inc. and United Tex-Sol Mines Ltd. optioned the Lewis Property from F.W. Lewis Inc. in 1996-97. They completed mapping and surface sampling as well as 3,753 m (12,315 ft.) of reverse circulation drilling in 16 holes, testing approximately 100 m (330 ft.) of new strike length within the extension of the Virgin exploration target to a depth of 244 m (800 ft.). Mineralization was intersected in twelve of the sixteen drillholes. They did not renew their option due to economic constraints.

Selected drill results include:

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

UTX 1: 2.8 g/t. (0.082 opt.) gold, 1.4 g/t. (0.04 opt) silver across 119 m (390 ft.)
UTX 2: 1.6 g/t. (0.046 opt.) gold, 1.4 g/t. (0.04 opt.) silver across 67 m (220 ft.)
UTX 6: 3.2 g/t. (0.093 opt.) gold, 5.8 g/t. (0.17 opt.) silver across 16.5 m (55 ft.)
UTX 16: 4.5 g/t. (0.133 opt.) gold, 17 g/t. (0.52 opt.) silver across 15 m (50 ft.)

6.1.6	Golden Phoenix Mines 1998-1999

Golden Phoenix Mines optioned the Lewis Property in 1998-99 and drilled 556 m (1,825 ft.) in three holes that twinned previous Barrick holes (FWL-39, 43, 47) within the Virgin exploration target. One hole intersected the same grade and thickness, one intersected low-grade mineralization, and one intersected higher-grade mineralization. Additionally, Golden Phoenix helped patent the Silver Dream #6 claim.

6.1.7	Newmont Mining Corp 2000-2001

Newmont Mining Corp., the largest landholder and gold producer in the district, optioned the northern Antler Peak portion of the property in 2000-2001 and completed deep reverse circulation drilling totaling 1,863 m (6,113 ft.) in the four holes reported. Two targets were drilled: (1) Antler stratigraphy and bounding fault, and (2) Howard’s Pass fault zone. Results of the drilling were not encouraging and the option was dropped.

6.2	Lewis Property Historic Drill Summary

Historic drilling on the Lewis Property (Figures 4a and 4b) is reported to comprise 39,340 m (129,072 ft.):

  9,313 m (30,556 ft.) by Hart River Mines including 7,170 m (23,524 ft.) of downhole hammer, 1,463 m (4,800 ft.) or air-track and 680 m (2,232 ft.) of core;

  18,225 m (59,793 ft.) of reverse circulation and deep diamond drilling by Barrick;

  5,630 m (18,470 ft.) of reverse circulation drilling by Santa Fe Pacific Gold;

  3,754 m (12,315 ft.) of reverse circulation drilling by United Tex-Sol;

  556 m (1,825 ft.) of reverse circulation drilling by Golden Phoenix Mines; and

  1,863 m (6,113 ft.) of reverse circulation drilling by Newmont Mining.

Drill procedures used by previous operators are not well documented but are assumed to meet industry standards. Barrick identified several areas of bad ground, poor recovery and artesian water flow from their 1986 drilling in the Virgin area (FWL 11) and the Buena Vista area (FWL 12). Artesian water flow was also noted in deep drillholes FWL 69 and 73 in the Southwest area. To overcome some of these problems, they recommended either core drilling or using a reverse circulation drill with larger compressor. Barrick used a T4 reverse circulation rig supplied by Tonto Drilling. Deep hole drilling in the Southwest area utilized a pilot hole drilled by Tonto followed by deep diamond drilling by Boyles Brothers using a CP50 core rig. Some deviation problems were encountered with the upper pilot holes. In later deep drilling, Barrick used core drilling from surface.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Table 1. F.W. Lewis Battle Mountain Property historic drill summary

Target	No. Holes	Series	Total m	Total ft.

Southwest Deep	9	FWL	5,619	18,435

Meagher	5	BVD	748	2,454
Buena Vista	15	BVD	1,695	5,562
	1	FWL	183	600
South	8	FWL	1,729	5,673
Total	29		4,355	14,289

Virgin	29	BVD	1,510	4,955
	31	FWL	5,308	17,414
	16	UTX	3,753	12,315
	3	GPX	556	1,825
Total	79		11,127	36,509

Hider	87	BVD	3,011	9,880
	2	FWL	276	905
	17	DAN	2,308	7,570
White and Shiloh	26	BVD	1,465	4,808
Total	132		7,060	23,163

Antler Peak	20	FWL	4,417	14,491
	4	AWE	1,863	6,113
Total	24		6,280	20,604

Willow	2	BVD/FWL	171	560

Trinity	16	BVD	766	2,512
	5	FWL	640	2,100
	20	DAN	3,322	10,900
Total	41		4,728	15,512

Grand total	316		39,340	129,072

The Virgin Zone has been the focus of most of the historic exploration drilling including that undertaken by Hart River Mines (BVD-1 and BCD-3), American Barrick (FWL 31-49) and United Texal (UTX 1-16).

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Table 2. Selected Historic Drill Intercepts from American Barrick and United Tex-Sol (Virgin Target)

Drillhole Number*	Section**		Interval m (ft.)	Length m (ft.)	Gold g/t (opt)
FWL-36	29800N		99.1 – 102.1 (325 – 335)	3.0 (10)	4.6 (0.13)
FWL-37	29400N		15.2 – 27.4 (50 – 90)	12.2 (40)	6.6 (0.19)
FWL-45	29350N		41.2 – 48.8 (135 – 160)	7.6 (25)	4.6 (0.13)
FWL-31	29275N		67.1 – 77.7 (220 - 255)	10.6 (35)	3.5 (0.10)
			132.6 – 141.8 (435 – 465)	9.2 (30)	1.9 (0.055)
FWL-34	29275N		70.1 – 76.2 (230 – 250)	6.1 (20)	7.8 (0.22)
			99.1 – 122.0 (325 – 400)	22.9 (75)	3.6 (0.10)
FWL-39	29275N		15.2 – 27.4 (50 – 90)	12.2 (40)	6.6 (0.19)
FWL-44	29250N		187.5 – 193.6 (615 – 635)	6.1 (20)	10.0 (0.29)
FWL-11	29250N		61.0 – 128.1 (200 – 420)	67.1 (220)	7.9 (0.23)
		incl.	83.8 – 100.6 (275 – 330)	16.8 (55)	16.5 (0.47)
FWL-49	29250N		42.7 – 45.7 (140 – 150)	3.0 (10)	9.0 (0.26)
FWL-47	29150N		88.4 – 103.7 (290 – 340)	15.3 (50)	6.5 (0.19)
			201.2 – 205.8 (660 – 675)	4.6(15)	7.1 (0.20)
FWL-43	29150N		111.3 – 149.4 (365 – 490)	41.1 (135)	8.9 (0.25)
		incl.	143.3 – 149.4 (470 – 490)	6.1 (20)	46.4 (1.34)
UTX-16	29100N		147.9 – 163.2 (485 – 535)	15.3 (50)	4.6 (0.13)
UTX-1	29100N		125.0 – 243.9 (410 – 800)	118.9 (390)	2.8 (0.08)
		incl.	150.9 – 178.4 (495 – 585)	27.5 (90)	8.6 (0.25)
UTX-2	29050N		132.6 – 199.7 (435 – 655)	67.1 (220)	1.6 (0.04)
		incl.	149.4 – 175.3 (490 – 575)	25.9 (85)	2.7 (0.078)
UTX-3	29000N		150.9 – 158.5 (495 – 520)	7.6 (25)	2.5 (0.07)
			196.6 – 211.9 (645 – 695)	15.3 (50)	2.5 (0.07)
UTX-14	29000N		61.0 – 73.2 (200 – 240)	12.2 (40)	1.7 (0.049)
UTX-6	28850N		99.1 – 115.9 (325 – 380)	16.8 (55)	3.2 (0.09)

	*	FWL series are 1986; UTX series are 1996 drillholes
**		Section 28450N is the Lewis-Newmont common east-west

March 13th 2014	26

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

7	Geological Setting and Mineralization

7.1	Regional Geology

The Lewis Property is located in the Battle Mountain mineral trend, which hosts a number of significant modern and historic gold mines. Historic production was primarily from high-grade underground deposits. Modern production is from open pits including: the Marigold, Lone Tree, Trenton Canyon and Phoenix Mines.

The regional stratigraphy, originally defined by Ferguson et al (1952), Roberts (1964), and Roberts and Arnold (1965), has recently been refined by the work of Doebrich (1994, 1995) and Theodore (1991, 1994, 2000). US Geological Survey geological maps of the area include the Golconda 30’ quadrangle; Antler Peak 15’ quadrangle; and North Peak, Snow Gulch, Antler Peak, and Galena Canyon 7.5’ quadrangles (Figure 5 and Figure 6).

Permian to Cambrian sediments are exposed in several imbricate thrust sheets throughout the region. Devonian to Cambrian rocks lie within the Roberts Mountain thrust sequence. These Lower Palaeozoic rocks are unconformably overlain by the Antler sequence comprised of Pennsylvanian to Permian near shore carbonates and clastics. During the Triassic, the Golconda Thrust moved Pennsylvanian to Permian siliceous basinal sediments of the Havallah Sequence from the west; these now lie unconformably over the Roberts Mountain sequence.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Figure 5. Regional geology of the Lewis Property area.

117°15'
40°45'
117°00'
N
ROBERTS MOUNTAINS PLATE
DEWITT PLATE
GOLCONDA THRUST
ANTLER SEQUENCE
GOLCONDA PLATE
Trenton Canyon
Timber Canyon
Rocky Canyon
DEWITT THRUST
Canyon
ROBERTS MOUNTAINS PLATE
Copper Canyon
40°30'
0 1 2 3 4 MILES
0 1 2 3 4 KILOMETERS

Adapted from Roberts, 1964, USGS Prof. Paper 459-A

Madison Minerals Inc.

Battle Mountain District
Lander County, Nevada, U.S.A.

Lewis Property

Regional Geology

Figure 5

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Figure 6. Regional stratigraphy of Madison Minerals Lewis Property

AGE	MAP UNIT	FORMATION	THICKNESS (FEET)	LITHOLOGY	DESCRIPTION
	QUATERNARY	Qa	ALLUVIUM	0-600		GRAVEL, SAND, SILT AND CLAY IN ALLUVIAL FANS AND VALLEY BOTTOMS.
	TERTIARY (34 Ma)	Ta	VALLEY FILL DEPOSITS	100-1,000		TERTIARY VALLEY FILL DEPOSITS, COMPOSED OF ALLUVIUM, PYROCLASTIC AND DEBRIS-FLOW DEPOSITS, CRYSTALLINE AND VITRIC TUFFS AND BASALTS.
		Tb	BASALT FLOWS	30-400		BLACK OLIVINE-BEARING BASALT; FLOWS ARE VESICULAR AT BASE, DENSE IN CENTER, WITH HEMATITIC SCORIACEOUS FLOW TOPS. FLOWS MAY BE SEPARATED BY ALLUVIUM.
		Tc	CAETANO TUFF	30-350		PINKISH GRAY CRYSTAL-LITHIC WELDED ASH-FLOW TUFF WITH GLASSY QUARTZ PHENOCRYSTS; BASAL TUFF, MIDDLE VITROPHYRE, STONY QUARTZ LATITE WITH COLUMNAR JOINTING AT TOP.
HAVALLAH SEQUENCE	MISS.-PERMIAN	PMh	HAVALLAH	4,600		GRAYISH- GREEN RIBBON CHERT; INTERBEDDED BLACK, GRAY, GREEN, AND MAROON SILTY CHERT AND CALCAREOUS SILTSTONE, WITH MINOR DARK GREEN TO BLACK BASALT AND GABBRO WITH ORANGE CALCITE-FILLED AMYGDULES IN MIDDLE; AND INTERBEDDED GRAY LIMESTONE AND BLACK CHERT AT TOP. INTRUDED BY GRANODIORITE AT TRENTON CANYON.
HAVALLAH SEQUENCE	PENN.-PERMIAN	PPp	PUMPERNICKEL	Kgd 5,000 Tgd		GRAYISH-GREEN, MAROON, PURPLE AND BLACK ARGILLITE AND CHERTY SILTSTONE; BLACK AND MILKY-GRAY SPONGE-SPICULE AND RADIOLARIAN BEARING CHERT WITH MINOR GREEN AND BLACK ARGILLITE BEDS; AND INTERBEDDED GRAYISH GREEN, BLACK AND MAROON ARGILLITE AND BLACK AND GRAY SPONGE-SPICULE BEARING CHERT WITH SPARSE BROWN SANDSTONE INTERBEDS. INTRUDED BY GRANODIORITE AT COPPER CANYON.
ANTLER SEQUENCE	PERMIAN	Pem	EDNA MOUNTAIN	125		INTERBEDDED TAN TO BROWN CALCAREOUS, FELDSPATHIC, MICACEOUS SANDSTONE, WHITE TO LIGHT GRAY SANDY LIMESTONE, AND ROUNDED, WELL SORTED DRAB CHERT-PEBBLE CONGLOMERATES AT BASE.
ANTLER SEQUENCE	PENNSYLVANIAN	PPap	ANTLER PEAK LIMESTONE	600		LIGHT TO MEDIUM BLUISH-GRAY FOSSILIFEROUS LIMESTONE THAT IS LOCALLY SHALY, SANDY, AND PEBBLY, CONTAINS THIN DISCONTINUOUS CHERT BEDS AND NODULES.
ANTLER SEQUENCE	PENNSYLVANIAN	Pbu Pbm Pbl	BATTLE	Tgd 700		REDDISH-BROWN CALCAREOUS, HEMATITIC CHERT-PEBBLE CONGLOMERATE WITH ANGULAR PEBBLES OF CHERT, QUARTZITE, AND GREENSTONE AT BASE; THINLY BEDDED RED AND YELLOW SHALE AND CALCAREOUS SILTSTONE AND SANDSTONE IN MIDDLE; AND RED, YELLOW, AND TAN SILICEOUS SILTSTONE, SANDSTONE, AND SANDY CHERT-PEBBLE CONGLOMERATE AT TOP.
	CAMBRIAN	Ch	HARMONY	3,000		INTERBEDDED GREENISH-BROWN, MEDIUM TO COARSE-GRAINED, MICACEOUS, QUARTZOSE AND FELDSPATHIC SANDSTONE; AND PEBBLY SANDSTONE; MINOR GREEN, BROWN, BLACK AND RED CALCAREOUS SHALE; AND TAN TO DARK GRAY LIMESTONE. INTRUDED BY GRANODIORITE AT COPPER CANYON.
	ORDOVICIAN	Ov	VALMY	8,000		THICK-BEDDED TO MASSIVE, LIGHT GRAY TO BROWN VITREOUS QUARTZITE AND INTERBEDDED DARK GRAY, GREEN AND BLACK CHERT AND GRAPTOLITIC SHALE, ARGILLITE AND GREENSTONE. INTERBEDDED CHERT AND SHALE HAS BEEN COMPLEXLY FOLDED AND SHEARED AT THE TOP.
	DEVONIAN	Dsc	SCOTT CANYON	Tgd Kn 5,000		DARK TO PALE GREEN GREENSTONE WITH MINOR THIN GRAY TO BLACK QUARTZITE BEDS; INTERBEDDED BLACK, GRAY AND MILKY GRAYISH BROWN RADIOLARIAN CHERT AND BLACK TO GRAY CARBONACEOUS, SHALE AND ARGILLITE. IN PLACES, LARGE BLOCKS OF LIMESTONE, QUARTZITE, AND CHERT ARE PRESENT IN A TUFFACEOUS GREENSTONE MATRIX. INTRUDED BY GRANODIORITE TO QUARTZ MONZONITE LOCALLY.

WILLOW CREEK THRUST
GOLCONDA THRUST
DEWITT THRUST
VALMY THRUST

Source: Baker Consultants, Inc. 1997a

Madison Minerals Inc.

Battle Mountain District
Lander County, Nevada, U.S.A.

Lewis Property

Stratigraphic Column

Figure 6

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

7.2	Local Geology

On the Lewis Property, the Devonian Scott Canyon Formation and the Early to Middle Ordovician Valmy Formation are exposed in the east below the Dewit Thrust, a major splay or imbricate thrust of the Roberts Mountain sole thrust (Figure 7). The Scott Canyon and Valmy Formations represent a western siliceous sediment and volcanic facies assemblage deposited in deep water adjacent to the Cordilleran platform.

Structurally overlying is the Late Cambrian Harmony Formation, which crops out in the central portion of the property. It represents a transitional assemblage of quartzo-feldspathic sandstone with lesser shale, limestone and volcanic, approximately 900 m (3,000 ft.) thick.

These formations were transported eastward during the Antler Orogeny along the Roberts Mountain thrust fault that is not exposed and is postulated to occur at depth. The Dewit Thrust separates the Harmony Formation in its hanging wall from ft. wall Scott Canyon Formation.

Unconformably overlying the allochthonous Lower Palaeozoic siliceous sediment, volcanic and transitional assemblages are autochthonous Upper Palaeozoic clastics and carbonates of the Antler Sequence encompassing three formations. The basal Battle Formation comprises 222 m (730 ft.) of conglomerate and sandstone with lesser interbedded shale and limestone of Pennsylvanian age. The middle Antler Peak Formation of Late Pennsylvanian to Early Permian age comprises 60 – 518 m (200 –1,700 ft.) of fossiliferous limestone with subordinate sandy and shaley layers. The upper Edna Mountain Formation of Permian age comprises 30 – 60 m (100 – 200 ft.) of calcareous and carbonaceous shale, limestone, sandstone, and conglomerate. These rocks crop out in the central part of the property along the Virgin Fault and Golconda Thrust

The allochthonous Havallah assemblage of Pennsylvanian to Permian age, the basinal equivalent of the Antler sequence, has been transported from the west along the Golconda sole thrust during the Sonoma Orogeny. The Havallah assemblage, which crops out in the western part of the property, has been divided into the Pumpernickel and Havallah Formations. The Pumpernickel Formation slope facies comprises over 1,500 m (5,000 ft.) of chert, argillite and minor volcanic separated from the Havallah Formation basinal turbidites by the Willow Creek imbricate thrust, a major splay of the Golconda Thrust.

Late Cretaceous to Pliocene magmatism affected large parts of the Battle Mountain mining district. The Late Cretaceous plutonic bodies at Trenton Canyon and in the Buckingham area produced porphyry molybdenum type mineralization (Theodore et. al, 1992). Most of the plutonic rocks in the area are Late Eocene to Early Oligocene in age (Theodore et al, 1973). These include the granodiorites of Copper Canyon and

March 13th 2014	30

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Figure 7. Local geology of the Lewis Property

1,600,000 survey ftE
1,610,000 survey ftE
R 43 E
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
T 32 N
T 31 N
N. Hider Fault
Clove Flats Fault
Hider Fault
Whiskey Springs Fault
Trinity Fault
Plumas Fault
Buena Vista Fault
Geological Explanation
Tag
Altered Granodiorite
Pj
Jory Member of the Havallah Fm
Pp
Pumpernickle Formation
Pem
Edna Mountain Formation
Pap
Antler Peak Formation
Pb
Battle Mountain Formation
Ch
Harmony Formation
Dsc
Scott Canyon Formation
Symbols
Contact
Thrust fault
Fault
Anticline, showing crestline
Syncline, showing crestline
Claim boundary
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Property Geology
Figure 7
0
2,640
5,280
feet

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

intrusives at Copper Basin and Buffalo Valley, all of which were responsible for the formation of significant copper-gold-silver mineralization that has been mined since the 1870’s (Theodore et al, 1975, 1990, Doebrich and Theodore, 1996).

Early Oligocene welded ash-flow tuffs of the Caetano Tuff cap some of the higher ridges. The Caetano Tuff is coeval and comagmatic with the granodiorite intrusions. Pliocene basalts locally cover some areas of lower elevation. Recent alluvium locally fills the valley bottoms.

The complex Palaeozoic structural history, which has included several episodes of folding and thrusting, is further complicated by Mesozoic and Tertiary deformation, indicated by northwest, north, and northeast-trending structures (Figure 8). Northwest-trending structures are commonly granodiorite dikes and broad folds. North-trending normal faults are common throughout the district. Some are pre-Eocene in age, probably reflecting the onset of Basin and Range extensional tectonics. Locally they controlled the emplacement of intrusives and hydrothermal fluids, for example the Virgin Fault at Copper Canyon (Theodore and Blake, 1975). Other north-trending faults, such as the range fronts, show Quaternary movement. Northeast-trending normal faults may represent the Midas trend in this part of north-central Nevada.

7.3	Property Geology

The Virgin drill area is located in the southeastern portion of the Lewis Property adjacent to the northern Phoenix mine boundary within the eight patented claims. It is situated at the divide between Galena Canyon to the north and Copper Canyon to the south. The boundary is covered by variable thickness of dump material from the Phoenix Mine (Figure 9).

Drilling has only been conducted on a small portion of the Virgin Structural Zone (VSZ) extending from near the southern boundary at 28,450N to 30,900N, approximately 750 m (2,460 ft.), and from the eastern Newmont boundary at 5,300E to 4,000E approximately 400 m (1,300 ft.). Drilling has predominantly been oriented to the east, perpendicular to the north-striking, west-dipping western splay of the VSZ. Later drilling in 2006 and 2007 saw eighteen holes oriented northeast to intersect northwest trending cross structures.

Geological mapping and both RC and core drilling indicate that the Virgin area is divided into various structural blocks by at least three northerly trending splays/strands of the VSZ and at least two northwest trending cross structures which appear to step the westerly splay of the VSZ to the northwest along its northerly strike.

The easterly, possibly east-dipping, splay of the VSZ juxtaposes gently west-dipping (20°-30°) Cambrian Harmony Formation sandstone and shale unconformably overlain by lower Battle conglomerate and sandstone containing cobbles of the underlying Harmony sandstone to the east against upper Battle oxidized orange-yellow chert pebble conglomerate to the west. Along trend to the north, the eastern VSZ splay appears to swing to the northeast or it intersects a northeast trending cross structure and may connect with the nearby Plumas-Trinity Structural Zone (PTSZ). Several northeast trending mineralized structures cut across the eastern block as evidenced by

March 13th 2014	32

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Figure 8. Structural geology of the Lewis Property.

1,600,000 survey ftE
1,610,000 survey ftE
R 43 E
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
T 32 N
T 31 N
Symbols
Contact
Thrust fault
Fault
Anticline, showing crestline
Syncline, showing crestline
U.S. public lands survey grid (Township and Range)
Mine, open pit
Proposed open pit
Ore body
Claim boundary
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Property Structural Geology
Figure 8

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Figure 9. Virgin area geology showing location of Phoenix mine dump sites.

Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Virgin Area Geology
Symbols
Road
Contact
Fault
Claim boundary
Geological Explanation
Tag
Pj
Jory Member of the Havallah Fm
Pp
Pumpernickle Formation
Pem
Edna Mountain Formation
Pb
Battle Mountain Formation
Ch
Harmony Formation
Dsc
Scott Canyon Formation
Madison Minerals Inc.
Newmont Mining Corporation
14,730,500 survey ftN
14,730,000 survey ftN
14,729,500 survey ftN
14,729,000 survey ftN
14,728,500 survey ftN
1,604,000 survey ftE
1,604,500 survey ftE
1,605,000 survey ftE
16
15
6400
6500
6600
6800
6600
670
Pp
Ch
Pem
Pb

March 13th 2014	34

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

numerous old pits and trenches. The eastern block has been intruded by a weakly altered equigranular diorite-granodiorite which crops out at the south end of the ridge east of the drill area. The eastern block is untested by drilling.

The central VSZ fault splays step down the oxidized upper Battle conglomerate to the west in several north trending fault slices. North of 28,500N where a northwest trending cross structure intersects the central block the oxidized upper Battle conglomerate is underlain at depth by hematitic middle Battle sandstone and shale. South of the cross structure hematitic middle Battle sandstone and shale are exposed at surface. Several intrusive dikes have been intersected in drilling adjacent to the cross structure. The central splays of the VSZ appear to die out to the north after crossing into the Harmony Formation sandstone or may bifurcate and join the eastern and western VSZ splays. To the south the VSZ is covered by the boundary dump. The northern area, underlain by upper Battle conglomerate, contains many old pits and trenches which expose oxidized sulphide mineralization predominantly north-trending but at the northern limit both northeast and northwest trends become common. The central block has been tested by wide-spaced drilling at various orientations and multiple narrow intervals of precious metal mineralization were intersected but many prospective areas remain untested by drilling.

The north-trending, west-dipping western splay of the VSZ generally juxtaposes upper Battle conglomerate or Harmony Formation sandstone to the west against Havallah Formation siltstones, part of the Golconda Thrust sequence, to the west. The western VSZ fault splay is cross cut by at least two northwest trending structures which step the northerly trending VSZ to the northwest along its northerly strike.

The southern area has Havallah Formation siltstones, part of the Golconda Thrust sequence, to the east adjacent to middle Battle hematitic sandstone and shale to the west across the VSZ. Havallah siltstones are underlain by the shallow southwest dipping Antler sequence comprising Edna Mountain, Antler Peak and Battle Formations. Numerous aphanitic volcanic and fine-grained equigranular granodiorite dikes intrude the block especially near the northwest cross structure.

North of the northwest-trending cross structure at 29,100N this fault block has Edna Mountain conglomerate to the west of the VSZ west splay adjacent to upper Battle conglomerate to the east. The Golconda Thrust sequence of Havallah siltstones are found 100 m (300 ft.) to the west and may indicate a similar offset along the northwest cross structure. Drilling along the VSZ structure in 2006 intersected intervals of elevated silver values hosted in the Edna Mountain near the Antler contact and deeper gold mineralization in the upper Battle conglomerate near the Antler contact. Deeper drilling downdip to the west in 2007 and 2008 intersected multiple narrow intervals of mineralization to at least 4,200E approximately 240 m (800 ft.). Drilling also indicates that the structural intersection between the VSZ and the northwest cross structure is well mineralized and a high grade shoot appears to plunge to the northwest as indicated in holes MAD-05, 43, 81 and 83.

North of the second northwest cross structure at 29,700N is the northern most area drilled. It has the Golconda Thrust sequence Havallah Formation siltstones to the west

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

of the VSZ and Harmony Formation sandstone to the east. Limited drilling indicates the Antler sequence underlies the Havallah siltstone and is the host for variable thickness of mineralization within the VSZ west splay. Drill testing of the second northwest-trending cross structure and the VSZ indicates that the structural intersection is mineralized and may host another higher grade shoot.

Only a few historic Barrick holes have tested the western VSZ splay further north towards the old town site of Galena and beyond, where the western VSZ appears to bifurcate forming the Hider and the White and Shiloh splays.

The northern portion on the drill area is mainly underlain by shallow west-dipping, weakly-altered Harmony Formation sandstone. It is possible that this block of Harmony may be horsted up along younger east west faults. These faults may also control the emplacement of a subvolcanic intrusive into the Havallah sequence west of the VSZ at Galena.

Drilling within the Virgin Zone of the Lewis Property has intersected variable thicknesses of stratigraphy. Initially, the Havallah Assemblage unit (Ppp) (0-33 m; 0-110 ft.) comprises grey-green and dark-grey to black siltstone, shale, calcareous shale and mudstone.

Passing through the shallow west-dipping Golconda thrust, is the underlying autochthonous Antler Sequence comprised of the Edna Mountain, Antler Peak, and Battle Formations. Antler sediments intersected in drilling on the Virgin area are much thinner than the section exposed on Antler Peak to the north with both the Antler Peak limestones and the underlying Battle conglomerate-sandstone are much thicker sequences.

The Edna Mountain Formation (10-25 m; 30-80 ft.) contains an upper distinctive black carbonaceous and calcareous shale unit (Pes) and a lower black chert pebble/granule conglomerate/grit unit (Pem) with an orange, light-grey, calcareous sandy matrix interbedded with lesser limestone, sandstone, siltstone, and shale. These units are locally oxidized and contain limonite and goethite. High-angle structures and orange iron-carbonate veins cut the stratigraphy and are crosscut by late-stage calcite veins.

The underlying Antler Peak Formation unit (Pap) (18-80 m; 50-250 ft.) is comprised of light-grey to brown-grey limestone and buff dolomite with lesser sandstone. The stratigraphy is locally crosscut by oxidized goethitic and limonitic structures with local replacement, mantos and skarn development accompanied by traces of base metals. These are locally crosscut by iron-carbonate veins and late-stage calcite veins. Battle Formation intersected in drilling is comprised of an upper unit Pbu (15-80 m; 50-250 ft.) that is a yellow to orange-brown, oxidized, limonitic and goethitic, grey chert pebble conglomerate with lesser interbeds of sandstone. Local variations include a possible uppermost quartzite pebble conglomerate and a lower unit (Pbm) of reddish, oxidized, hematitic shale, sandstone, and chert pebble conglomerate. The units, especially the sandstones when altered and strongly oxidized, may be misidentified as altered, fine-grain diorite to granodiorite dikes or sandstones of the upper Harmony Formation.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Unconformably below the Antler Sequence is the Harmony Formation (Ch). It is comprised of fining-upward sequences of micaceous sandstone, siltstone, and shale. The upper portion contains variably-coloured, reduced, pyritic, green and grey clastics interbedded with oxidized, hematitic, red, maroon, or purple clastic varieties. These overly a lower, dark-grey to grey-green section containing coarse, quartz sandstone locally intruded by mafic volcanics.

The Harmony Formation is commonly strongly oxidized at and near the upper unconformable contact, frequently making the contact itself obscure. Below the zone of oxidation, the sandstone-shale sequences are only locally oxidized along structures. The rocks commonly contain detrital mica and are moderately altered (chlorite-quartz-carbonate±epidote). They are locally crosscut by structures and quartz-carbonate±sericite-base metal veins. These veins are in turn crosscut by late-stage calcite veins.

Dikes, intruded along structural weaknesses, crosscut all rock types intersected in drilling. The dikes vary from aphanitic volcanic types to more coarse-grained intrusive types. The intrusives are diorite to granodiorite in composition and may be equigranular or have porphyritic feldspars. When oxidized, the intrusives may be misidentified as feldspathic sandstones. Local alteration generally comprises chlorite-epidote-silica-carbonate-pyrite within the clastic rocks. Calcareous host rocks adjacent to some of the larger dikes may contain skarn or hornfels. Late-stage calcite veins may be present.

A quartz-sericite-carbonate-pyrite-arsenopyrite alteration zone crosscuts the margin of the intrusive intersected in drillhole MAD-05. Similarly mineralized veins crosscut the intrusive found in deep hole MAD-13.

Precious metal (gold-silver) mineralization following structures crosscuts all the stratigraphic units. Mineralization is dominated by pyrite, with traces of pyrrhotite and marcasite, accompanied by base metals (galena±sphalerite±chalcopyrite±arsenopyrite±tetrahedrite). Gangue minerals are quartz±sericite±carbonates (calcite, dolomite, rhodochrosite, iron-carbonate). Mineralization occurs as fracture-fillings, veins, fault breccias, replacements, mantos, skarns, and is associated with areas of decalcification, especially within the calcareous Antler Sequence.

Mineralization is controlled by steep west and east-dipping, north-trending faults and fracture zones. Where these northerly trending structures intersect crosscutting structures, steeply plunging, high-grade shoots may develop. Gold and silver mineralization is accompanied by a distinctive suite of base metals (Pb-Zn-Cu-Mo) and trace elements (As-Sb, ±Mn, ±Hg, ±Bi).

Infill drilling carried out in the Virgin Zone during 2007 and 2008 by Madison intersected both high grade and lower grade mineralization similar to that intersected in previous drilling, confirming and expanding the mineralized zone.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

7.4	Mineralization

Sulphide minerals on the Lewis Property include pyrite, galena, sphalerite, chalcopyrite, bornite, stibnite, arsenopyrite, pyrrhotite, and tetrahedrite, which occur within a calcite-quartz gangue. Known mineralization is confined to the sedimentary wallrocks and structural conduits and is controlled by the reactive (calcareous) lithologies, unconformities, structures, and proximity to intrusions.

Precious metal mineralization encountered in drilling at the southern Virgin area is classified as either bedding replacement or structurally controlled. Stratigraphically controlled refers to flat lying or gently dipping tabular shaped mineral zones that are dominantly controlled by carbonate-rich stratigraphy and formational contacts. Stratigraphically controlled mineralization is most commonly found adjacent to mineralized faults. In detail, the location of most precious metal mineralization indicates a strong structural control by the major and/or related secondary structures.

Fault-vein mineralization has been found associated with major north-northwest trending west dipping structural zones cross both the Phoenix Mine and the Lewis Property: far western Independence, west Copper Canyon, the central Virgin, and the eastern Plumas-Trinity structural zones. These structures each expose a different structural and/or stratigraphic level, with the youngest stratigraphy found to the west.

Many of the mineralized areas on the Lewis Property are associated with these four structural zones. The Virgin-Hider-White and Shiloh, Buena Vista-Meagher, Southern-Filippini, Plumas-Trinity and Antler Peak areas have been the focus for most of the historic exploration and are still considered to have the greatest exploration potential.

7.4.1	Virgin-Hider-White and Shiloh area

The centrally located Virgin structural zone is the most prominent northwest trending west dipping structure on the Lewis Property. The structure extends for at least eight km (five mi) from the Phoenix Mine north to Antler Peak. It juxtaposes Havallah clastics on the east with Antler sequence carbonates and clastics. At the Phoenix Mine site, the Virgin structure controls the emplacement of the Virgin dike and is the conduit for later hydrothermal fluids.

The southern portion of the Virgin structure has been the focus of considerable exploration near the mine but the area to the north along strike is relatively unexplored. This structural target offers both shallow and deep exploration potential.

Additionally, a deep porphyry-skarn is postulated to occur north of the Fortitude deposit based on mineral zoning found in drillholes (Kotlyar, 1998). This deep exploration target may possibly occur under the sulphide dump along the claim boundary and remains untested.

South Virgin area drilling north of the Newmont claim boundary by Madison in 2002 and 2003 and the Joint Venture in 2006 to 2008 consists of 27 core holes and 133 reverse circulation drillholes totalling 34,391 m (112,836 ft.). Drilling intersected precious metal mineralization having similar grades and thicknesses to that intersected historically.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Mineralization intersected is both stratigraphically and structurally controlled similar to that at the Upper Fortitude deposit. Mineralization has been intersected in an area approximately 750 meters (2,450 ft.) north-south by 350 meters (1,150 ft.) east-west and to a depth of 240 meters (790 ft.) and remains open to expansion in all directions. Silver values have been noted to increase to the north along the structural trend. There appears to be a local zone of gold enrichment at or near the level of surface oxidation; enrichment may be caused by fluctuating water table levels near and along structural breaks.

Historic drilling by Barrick along the central portion of the Virgin structure intersected only spotty gold values but many of the drillholes appear to be drilled either too close to the structure or in the footwall. Additional drilling would be required to evaluate this 700 m long section of the structural zone north beyond the current area of drilling by Madison.

To the north along the structure, several east-west cross faults disrupt the Virgin structure at Galena and appear to control the location of a Tertiary volcanic vent/dike, perhaps related to the overlying Tertiary Caetano Tuff unit.

North of the Galena townsite, the Virgin structure bifurcates forming two splays: the western Hider and eastern White and Shiloh. The Hider Mine was developed along a small portion of the 1,500 m (4,500 ft.) western Hider fault splay. The west-dipping fault is up to 84 meters (275 ft.) wide and separates Battle clastics from Antler carbonates.

The easterly White and Shiloh fault splay has 1,000 meters (3,280 ft.) of development in three mines (White, Shiloh and Battle).

Drill results from along the central and northern extension of the Virgin Structural Zone have been erratic, most often with narrow intervals and/or low gold values. Silver values do increase northward along the structure. The Hider Fault splay appears to have higher and more consistent drill results than the White and Shiloh Fault splay.

The southern Virgin area is located on patented claims and is permitted. The central and northern areas require both permitting and bonding prior to any proposed work.

7.4.2	Buena Vista – Meagher area

The Copper Canyon-Sonderman fault zone is one of the prominent bounding structures on the west side of the Phoenix Mine. The north-northwest trending, west dipping faults juxtapose various stratigraphic levels of the Havallah stratigraphy and step down the Antler contact by 500 to 1,000 meters (1,640 – 3,280 ft.) in the west. Several sub parallel structural targets occur both within the Meagher and Buena Vista third order splay faults and the main Copper Canyon – Sonderman master faults. Structurally controlled mineralization may occur in both the hanging wall Havallah sequence (shallow target) and the underlying Antler sediments (deep target). The Buena Vista area is located 500 m (1,640 ft.) southwest of the Virgin area.

Phoenix Joint Venture drill results from the northwest trending Buena Vista fault splay were positive in five of seven holes drilled (MAD-64 to -70) along a 700 m (2,300

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

ft.) strike extent, including 7.6 m (25 ft.) @ 5.4 g/t gold in MAD-64 (north end) and 10.6 m (35 ft.) @ 2.8 g/t gold in MAD-70 (south end). Mineralization remains open to further expansion and several drill sites have been constructed. Follow-up drilling has been proposed for each of the last two years.

The adjacent north trending, west dipping Meagher structure is located 200 m (600 ft.) southwest of the Buena Vista structure. Hart River Mine’s drillhole BVD-12 is the closest drillhole and it intersected 10.5 m (35 ft.) @ 0.8 g/t gold but appears not to have tested the structure. No other drilling has tested the Meagher structure.

Existing geophysical data for this area should be reviewed as both targets offer some exploration potential within the proposed push back area for the ultimate Phoenix pit.

7.4.3	Southern and Filippini area

Previous work by Barrick and Homestake identified a deep skarn target similar to the Lower Fortitude deposit, perhaps its faulted extension, located at depth along the southern Lewis claim boundary 200 to 500 m (660 to 1,640 ft.) south of the Buena Vista area. The Au-Ag-Cu mineralized skarn is apparently developed within portions of the Antler sequence carbonates north of and adjacent to the two exposed intrusive bodies at the Phoenix and Independence Mines.

The historic drilling indicates that most of the deep skarn potential appears to be on Newmont or Filippini ground at depth (800-1000 m/2,625-3,280 ft. deep). A geophysical data review should investigate the deep porphyry-skarn potential, as a historic ground magnetic survey appears to be able to outline the possible edge of the magnetic skarn zone. A structural target may also exist along north trending, west dipping Copper Canyon and Independence structures and be hosted in either the upper Havallah sequence and/or in the underlying Antler stratigraphy.

This style of precious metal mineralization has been intersected in a number of deep drillholes drilled along the western down-faulted margins of the Phoenix Mine. The northern portion is partially covered by the Lewis and Filippini properties. The central part is underlain in part by the Wilson-Independence intrusive and Surprise Mine while the southern portion is mostly covered by the Independence property belonging to General Metals. Newmont controls all of the remaining area of interest.

Deep drilling by Barrick and Homestake (1986-88) on the Lewis property intersected deep skarn Au-Ag-Cu mineralization in drillholes FWL-30, -30b, -30c and -69 at 2,500 to 2,700 ft. (762 to 823 m) below surface. Immediately to the south on the adjacent Filippini property deep drilling by Barrick and Homestake (1987-88) also intersected deep skarn Au-Ag-Cu mineralization in drillholes F-1 to F-6 at 2,500 to 3,000 ft. (762 to 914 m) below surface. The deep skarn mineralization drilled on the Lewis-Filippini area occurs on the west and northwest side of the Copper Canyon and Wilson-Independence intrusives. South of the intrusives deep drilling on the General Metals Corp. Independence property by Noranda (1984-87) and later by Great Basin Gold (1997) intersected deep skarn Au-Ag-Cu mineralization at 2600 to 3300 ft. (792 to 1,005 m) below surface.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Based on these deep drill intercepts potential exists to expand the size of the mineralized areas and discover an economic deposit which could be accessed from the ultimate Phoenix pit bottom and mined by underground methods.

Deep drilling would be required to evaluate this target and both bonding and permitting would be required.

Table 3. Southern Lewis Deep Drill Results

Hole	From m (ft.)	To m (ft.)	Width m (ft.)	Grade Au * g/t (opt)	Cu
FWL-30	763.5 (2505)	775.7 (2545)	12.2 (40)	0.86 (0.025)	0.35%
	775.7 (2545)	792.4 (2600)	16.7 (55)	5.86 (0.171)	0.20%
FWL-30B	781.8 (2565)	787.9 (2585)	6.1 (20)	4.4 (0.129)
FWL-30C	780.3 (2560)	783.3 (2570)	3 (10)	6.99 (0.204)
	806.2 (2645)	813.7 (2670)	7.5 (25)	3.77 (0.110)
FWL-69	704.1 (2310)	705.6 (2315)	1.5 (5)	3.9 (0.115)
* conversion g/t to opt 34.286

Structurally controlled precious metal veins are another mineralization type commonly encountered and is similar to material previously mined at the adjacent Phoenix, Iron Canyon and Independence mines. The structurally controlled precious metal mineralization is of potential interest as it is commonly near surface, can be developed by open pit, and is usually oxidized to depths of 100 m (328 ft.) and therefore amenable to heap leach extraction. However, the mineralized bodies tend to be relatively small in size (100,000- 250,000 oz Au) compared to a Fortitude-type skarn or deep porphyry target.

7.4.4	Plumas – Humbug – Trinity – Cow Canyon area

The major Plumas-Trinity structural zone is located on the eastern portion of the Lewis Property. The north-northwest trending, west dipping fault juxtaposes hanging wall Cambrian Harmony sandstones, part of the Dewit Thrust plate, with ft.wall Devonian Scott Canyon cherts, part of the underlying Roberts Mountain Thrust plate.

The eastern Plumas-Trinity structural zone and splay faults offer both shallow and deep structural targets similar to the historic Plumas, Humbug, Trinity and Cow Canyon mines as well as a potential deep skarn / intrusive target as indicated by government airborne magnetic surveys. Airborne magnetics define a circular feature with elevated magnetic response centered on the Plumas patented claims. The magnetic feature may be either an intrusive or magnetic skarn mineralization at depth. The Plumas Mine area is now covered by part of the Phoenix Mine waste rock dump.

There is an environmental concern regarding the patented Plumas Mine claims due to acid drainage from the old workings and dumps. Clean-up would most likely be

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

necessary, including removal of the acid generating dump material. Permitting and bonding, required prior to any work, could be complicated.

North along the structure from the Plumas area on the Lewis Property is the Trinity Mine where the fault zone is 45 m (148 ft.) wide and separates Harmony sandstone from Scott Canyon shale and chert. Drilling by Hart River and Barrick identified an area with anomalous gold results south of the mine.

North of the Trinity Mine area is Cow Canyon area where Santa Fe Pacific drilled twenty holes (DAN 38-58) along the north trending, west dipping structural zone. Several drillholes had anomalous results including 6 m (20 ft.) @ 3.5 g/t gold in DAN-46 and 13.7 m (45 ft.) @ 2.4 g/t gold in DAN-57.

The Madison 2004 preliminary wide spaced soil geochemical survey outlined a three kilometre (1.5 mi) MMI geochemical anomaly along the Trinity Fault that requires further evaluation.

7.4.5	Willow Creek, Antler and Circle Peak area

The northern Antler-Circle Peak area is located at the intersection of both east-west and north-south structural trends and displays a complex structural pattern with numerous intersecting splay faults, some with geochemical (As-Sb-Hg) leakage anomalies. This may indicate the potential for a deep structural target. To date drill results have been disappointing and fail to explain an extensive geophysical-geochemical anomaly defined by Barrick. Previous Barrick drilling indicates that at least some of the geophysical responses may be the result of formational sources like pyritic shales.

7.5	Alteration

Alteration in the region affects both the intrusive and surrounding wallrock. The granodiorite intrusive is affected by potassic alteration comprising K-feldspar, secondary biotite, and quartz. The wallrock alteration is zoned around the intrusive with the contact metamorphic aureole extending outward from the intrusive for at least three km (two mi). Roberts and Arnold (1965) subdivided the contact alteration aureole into an inner zone of intense metamorphism and chemical change, an intermediate zone of recrystallization and an outer zone of induration. Two stages of calc-silicate alteration are recorded within Antler Peak limestone host rocks. The first alteration is caused by a contact thermal event related to intrusive emplacement. It produced a garnet-dominant mineral assemblage in the surrounding limestone host rock. This was followed by hydrothermal alteration, the late stages of which resulted in retrograde metamorphism and partial replacement of the earlier garnet dominant mineral assemblage by actinolite-tremolite-chlorite-quartz-carbonate mineral assemblage. This hydrothermal alteration was associated with the introduction of sulphide mineralization (Roberts 1965, Theodore and Blake 1978,). Hydrothermal alteration and sulphide mineralization are documented by Homestake Mining Corp. to occur along the Virgin structural zone as far north as Galena Canyon.

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

8	Deposit Types

The mineral deposit types of interest within the Lewis Property are high-grade, structurally-controlled fault/veins and low-grade disseminated precious metals skarns and replacements associated with north-trending structures and Tertiary intrusives.

Two key types of mineralization have been intersected in drilling on the Lewis Property (Figure 10). Deep skarn mineralization, similar to material mined from the historic Lower Fortitude mine, has been intersected in drilling in the southwestern Filippini area and is also postulated to occur under the boundary sulphide dump at the southern Virgin area. Lower grade replacement and higher grade structurally controlled epithermal mineralization, similar to the Upper Fortitude have been intersected in drilling on the southern Virgin area adjacent to the Virgin Fault.

There are a number of publications that discuss disseminated and vein gold-silver mineralization as distal expressions of Eocene intrusive and volcanic centres in North Central Nevada (Johnson et al., 2004). Examples of these types of mineralization are documented at the nearby McCoy-Cove Mine (Johnson, 2001) and on the adjacent Copper Canyon-Fortitude-Phoenix Mine owned by Newmont Mining and include the Upper and Lower Fortitude, Nex, Tomboy-Minnie, Reona, and West and East deposits (Kennedy, 2000).

In all cases, three factors were important in localizing the deposition of mineralization: (1) proximity to an intrusive, (2) fault zones that acted as a conduit for magma and mineralizing fluids, and (3) chemically reactive host rocks. The intersection of regional northwest and north-trending structural zones may have influenced the location of magmatism and associated hydrothermal activity.

The similarity of geological information between the Phoenix Mine deposits and the adjoining Lewis Property is in no way indicative that a mineral deposit of similar size or grade does occur or will be found on the Lewis Property.Precious metal mineralization found on and adjacent to the Lewis Property occurs as several different types: skarn, epithermal style replacement and vein.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Figure 10. Known mineralized areas on the Lewis Property.

Nevada, USA
Lewis Property
Location Map
1,600,000 survey ftE
1,610,000 survey ftE
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
T 32 N
T 31 N
R 43 E
N
Newmont
Newmont
Circle Peak
Antler Peak
White & Shiloh
Hider
Cow Canyon
Trinity
Central Virgin
Buena Vista South
Virgin
Meager
NEWMONT
Phoenix Mine Property
Fortitude Open Pit
Southwest Peak
Filipinni
Symbols
Contact
Thrust fault
Fault
Geological Explanation
Altered Granodiorite
Jory Member of the Havallah Fm
Pumpernickle Formation
Edna Mountain Formation
Antler Peak Formation
Battle Mountain Formation
Harmony Formation
Scott Canyon Formation
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Mineralized Areas
0
0.5
1
2
Kilometres

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8.1	Skarn Type Mineralization

Gold skarns are defined as skarn deposits in which gold is the primary or dominant economic metal. They can form during regional or contact metamorphism through a variety of metasomatic processes and can be hosted by any type of rock (but are most commonly found associated with rocks containing at least some limestone).

Gold skarn deposits primarily form in orogenic belts at destructive plate margins and are often linked with syn- to late-arc intrusions which were emplaced into calcareous sequences in arc or backarc environments (Ray, 1998). Skarn deposits are often stratigraphically and structurally controlled and mineralization is often preferntially developed along sill-dyke intersections, sill-fault contacts, bedding-fault intersections, fold axes and along faults. Fluids may also migrate along permeable horizons to form mantos. In the pyroxene-rich and epidote-rich types (such as Fortuna) gold is commonly deposited in the more distal portions of the alteration envelopes.

Depending on the mineralogy and garnet-pyroxene chemistry of the prograde exoskarn and ore, gold skarns can be separated into reduced and oxidized types. Fortuna represents a typical oxidized gold skarn characterized by high garnet/pyroxene and pyrite/pyrrhotite ratios, and by the presence of diopsidic pyroxene, pyrite, magnetite and hematite. These bodies tend to form more proximal to the intrusions than those in the reduced gold skarns (Ray, 1988).

Gold skarn deposits tend to have a spatial and temporal association with copper porphyry provinces, but due to a poor correlation between gold and copper in some gold skarns, the economic potential of a prospect can be overlooked if copper sulphide-rich outcrops are preferentially sampled over those of other sulphide bearing or sulphide-poor assemblages. Gold is often found in close association with bismuth or gold tellurides and is commonly found as small blebs (<40 microns) that form within or on sulphide grains (Ray, 1998).

Deposit form is variable and may form irregular lenses and veins and/or tabular or stratiform / stratabound ore bodies with lengths ranging up to many hundreds of metres. They can range from 0.4 to 13 Mt and have average grades from 2 to 15 g/t gold. Large deposits representative of this type include the Fortitude Mine at Battle Mountain in Nevada (10.3 Mt grading 6.9 g/t gold), McCoy Creek Mine in Lander County in Nevada (13.2 Mt grading 1.5 g/t gold) and the Crown Jewel deposit of Buckhorn Mountain Washington.

This type of mineralization has been intersected in deep drilling on the southwestern Lewis Property and the adjacent Filippini claims.

8.2	Epithermal Gold – Silver (+/- base metals) Deposits

Epithermal gold-silver deposits are the product of near surface hydrothermal activity. Epithermal gold-silver deposits are hosted in a variety of lithological and structural settings. In general, the epithermal deposits are most common in accreted, back-arc volcanic and sedimentary terranes and are spatially associated with felsic volcanism and extensional tectonic settings within these terranes.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

The deposits exist in almost all rock types contained within allochthonous terranes, including felsic to mafic extrusive and intrusive volcanic rocks, clastic to chemical sedimentary rocks, and some metamorphic equivalents. On a regional scale there is little stratigraphic control on epithermal gold-silver deposits. On a district or deposit scale there can be a stratabound control due to a favourable structural and/or chemical environment represented by a particular rock unit. The bonanza vein hosted deposits commonly occur in pyroclastic volcanic rocks. Disseminated Carlin type deposits are commonly hosted in impure carbonate rocks.

Rocks that host epithermal gold-silver deposits range from Early Jurassic to at least Late Tertiary. The gold-silver deposits span the same age interval, but they are epigenetic and are thought to have formed either during or shortly after deposition or intrusion of the associated or host volcanic rocks.

9	Exploration

Historic exploration on the Lewis Property dates to 1863 with the discovery of rich silver ores (Roberts & Arnold 1965). Numerous adits, dumps, pits and trenches are evidence of this period of mining, which exploited near surface oxide ore.

Madison and GAM, and then the Phoenix Joint Venture, carried out exploration programs on the Lewis Property from 2002 to 2008.

9.1	Madison Minerals Inc. 2002 – 2003

Madison and joint venture partner GAM (now NRC) optioned the Lewis property in 2002.

In late March and early April 2003, Bigby and Associates of Reno, Nevada located a geophysical grid covering the southern and central portions of the Virgin exploration area (Figure 11). The survey comprised seven east-west lines 6,900 ft. (2100 m) long with a line spacing of 500 ft. (150 m). In addition, eight picketed lines 3,300 ft. (1,000 m) long, with 50 ft. (15 m) line spacing, were located between L 729,100N and L 729,600N for a magnetics survey. A TITAN-24 magnetotellurics and induced polarization (MT-IP) and magnetometer surveys were conducted by Quantec Geoscience of Reno, Nevada during April.

Results of the TITAN-25 survey were presented as pseudo-sections for both magnetotellurics and induced polarization data. The geophysical data outlined a strong, broad chargeability anomaly along a 3,500 ft. (1060 m) strike length extending from L727, 600N to L731, 100N. The high chargeability anomaly is situated adjacent to, and is locally overlapped by, a broad resistivity low feature. The geophysical anomalies occurred below the depth of previous drilling.

At total of 8.75 line-miles of magnetics were surveyed along fourteen lines from L728, 900N to L729, 550N. East-west lines were 3,300 feet long (2100E to 5400E) with 50 ft. line separations. Readings were taken every 20 ft. (6 m) along the lines.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

The magnetic response was relatively flat with local spot highs explained by the presence of drill steel and boulders of magnetic skarn material in, and adjacent to, the low-grade stockpile dump. Linear magnetic features outlined on the survey maps correspond to northeast- and northwest-trending structural features observed on surface.

Orientation geochemical soil sampling was conducted in April on L729, 600N to evaluate and compare standard ICP analysis and the mobile metal ion (MMI) analytical techniques. A total of 112 samples were collected at 25-foot intervals along the line at depth of six to eight inches (20 centimetres). Samples were taken using a stainless steel trowel and placed in individually labelled sample bags. They were shipped via Fedex to SGS Laboratory in Toronto, Ontario for analysis.

Results of the orientation survey indicate that two rock type populations were sampled. To the east, from 5500E to approximately 4300E, is the Antler Sequence with mineralization locally at surface. To the west, from 4300E to 2400E, is the Havallah Sequence and geochemical results indicate subcropping mineralized structures. Both MMI and standard geochemical techniques were able to identify surface and subsurface mineralization. The MMI technique, however, was better able to define buried mineralization.

The 2003 soil geochemical samples were analysed using two separate methods. In method one, samples were dried, sieved, then pulverized. After an aqua-regia acid attack, solutions were analyzed for gold by Fire assay/AA and a 32-element ICP package. The second method was a mobile metal ion (MMI) analytical process that uses two leachant solutions specifically developed to selectively release weakly absorbed ions from the soil material. The aim of the selective leaching is to remove metals that are loosely bound on the surface of particles within the soil profile without attacking or influencing the natural mineralization of the soil. Using sensitive ICPMS instrumentation, the MMI process is able to detect mobile metal ions in digest solutions at the parts per billion level. Each sample was processed using MMI digestion A analysis for Cu, Pb, Zn and Cd and digestion B for Au, Ag, Ni, Pd and Co.

Preliminary geological and structural mapping of the Virgin structural zone were conducted along with limited rock sampling. The author was not provided with the data relating to the 2003 mapping and rock sampling program and therefore cannot comment on the results or methodology.

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program, F.W. Lewis Property, Battle Mountain
Districts, Lander County, Nevada, USA

Figure 11. 2003 TITAN-24 MT-IP survey grid.

14,732,000 survey ftN
14,730,000 survey ftN
14,728,000 survey ftN
1,600,000 survey ftE
1,602,000 survey ftE
1,604,000 survey ftE
1,606,000 survey ftE
N
16
15
Line 14731100N
Line 14730600N
Line 14730100N
Line 14729600N
Line 14729100N
Line 14728600N
Line 14728100N
Line 14727600N
Newmont Mining Corporation
Pheonix Project
Symbols
IP grid line
Road
Contour, 100 feet
Mine dump
Range, township section line and number
Claim boundary
Proposed open pit
Fortitude Open Pit
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
2003 - IP Grid Lines
Figure 12
feet

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
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9.2	Madison Minerals Inc. 2004

In 2004, Madison undertook a preliminary wide spaced soil geochemical survey to evaluate the extension of the Plumas-Trinity structure. Four wide spaced lines were sampled along the Trinity and Cow Canyon areas of the structure. Positive results were purportedly received from the MMI sampling on all four lines. Twenty-five rock samples were collected from the Hider, and White and Shiloh areas.

As of the date of this Report, the data relating to the 2004 exploration program has not been located or provided to the author. Therefore the author cannot comment on the results nor the methodology utilized

9.3	Phoenix Joint Venture Exploration Program 2007

From late July to early August 2007 a geophysical grid covering the southern and central portions of the Virgin and Buena Vista exploration area was located by Bigby and Associates of Reno, Nevada. It comprised twenty north-south and east-west 3200 ft. (1000 m) surveyed lines with a line spacing of 200 ft. (66 m).

Zonge Geosciences, Inc. of Reno, Nevada was contracted to complete an Induced Polarization (IP) and Resistivity survey on both the Virgin and Buena Vista zones to further evaluate these areas prior to additional drilling and to extend the limits of mineralization (Figure 122). Twenty lines totalling 17.5 line-km (57,700 line-ft.) of detailed IP/Resistivity covering portions of the Buena Vista and Virgin structural zones were surveyed. A dipole length of 200 ft. was utilized.

The data was inverted for a smooth two-dimensional resistivity and induced polarization structure. The survey identified numerous areas of coincident resistivity and chargeability, which may be related to mineralization (Figures 13 and 14).

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Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program, F.W. Lewis Property, Battle Mountain
Districts, Lander County, Nevada, USA

Figure 12. 2007 IP survey grid conducted by Zonge Geosciences which covers portions of the Buena Vista and Virgin zones.

1,800,000 survey ftE
1,802,000 survey ftE
1,804,000 survey ftE
1,806,000 survey ftE
14,730,000 survey ftN
14,728,000 survey ftN
16
15
Line 14731050N
Line 14731050N
Line 14730300N
Line 14729900N
Line 14729450N
Line 14729250N
Line 14729050N
Line 14728900N
Line 14727500N
Line 14727300N
Line 14727100N
Line 1604150E
Line 1603350E
Line 1603550E
Line 1604750E
Line 1605000E
Line 1603050E
Line 1603250E
Line 1603450E
Line 1603650E
Newmont Mining Corporation
Pheonix Project
Symbols
IP grid line
Road
Contour, 100 feet
Mine dump
Range, township: section line and number
Claim boundary
Proposed open pit
Fortitude Open Pit
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
2007 - IP Grid Lines

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Figure 13: Resistivity and Chargeability models for 6,030 ft. elevation.

Chargeability Model - Elevation: 6,030 ft
Chg (ms)
4 7 8 9 10 12 14 15 16 17 18 19 20 22 24 26 29 32 35
North
Northing (ft)
Easting (ft)
L31050N
L30700N
L30300N
L29900N
L29450N
L29250N
L29050N
L28900N
L27500N
L27300N
L27100N
L3050E
L3250E
L3450E
L3650E
L4150E
L4350E
L4550E
L4750E
L5000E
14731000
14730000
14729000
14728000
14727000
1602000
1603000
1604000
1605000
1606000
Scale 1 : 50,000
0ft
400ft
800ft
1000ft
NAD27 / UTM zone 11N

Resistivity Model - Elevation: 6,030 ft
Res (Ohm-ft)
90 150 190 220 240 260 290 320 390 450 470 520 570
North
Northing (ft)
Easting (ft)
L31050N
L30700N
L30300N
L29900N
L29450N
L29250N
L29050N
L28900N
L27500N
L27300N
L27100N
L3050E
L3250E
L3450E
L3650E
L4150E
L4350E
L4550E
L4750E
L5000E
14731000
14730000
14729000
14728000
14727000
1602000
1603000
1604000
1605000
1606000

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Districts, Lander County, Nevada, USA

Figure 14: Resistivity and Chargeability Model for 6,230 ft. elevation.

Chargeability Model - Elevation: 6,230 ft

Chg (ms)
4 7 8 9 10 12 14 15 16 17 18 19 20 22 24 26 29 32 35
North
L31050N
L30700N
L30300N
L29900N
L29450N
L29250N
L29050N
L28900N
L27500N
L27300N
L27100N
L4150E L4350E L4550E L4750E L5000E
L3050E L3250E L3450E L3650E
Northing (ft)
14727000 14728000 14729000 14730000 14731000
Easting (ft)
1602000 1603000 1604000 1605000 1606000

Resistivity Model - Elevation: 6,230 ft

Res (Ohm-ft)
90 150 190 220 240 260 290 320 390 450 470 520 570
North
L31050N
L30700N
L30300N
L29900N
L29450N
L29250N
L29050N
L28900N
L27500N
L27300N
L27100N
L4150E L4350E L4550E L4750E L5000E
L3050E L3250E L3450E L3650E
Northing (ft)
14727000 14728000 14729000 14730000 14731000
Easting (ft)
1602000 1603000 1604000 1605000 1606000

Scale 1 : 50,000

0ft 400ft 800ft 1000ft

NAD27 / UTM zone 11N

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10	Drilling

A number of exploration drill programs, comprising both core and reverse circulation drillholes, have been undertaken on the Lewis Property by various corporations since 1980 (see Section 6 History).

Throughout this section of the report, selected drill intercepts are reported. Drillholes for which no intercepts are provided are holes in which there are no significant intercepts of mineralization. Drill collar locations are provided in Appendix 3.

10.1	Lewis Property Drill Summary 2002 – 2008

Madison and the ensuing Phoenix Joint Venture drilled 176 holes (MAD 1-92, 100-174 & MVD 1-9) on the Lewis Property during the period 2002 to 2008 including both reverse circulation (RC) and core drilling. The bulk of the drilling has targeted the Virgin Structural Zone (VSZ) located on the eight patented claims situated along the southeastern property boundary. Dump material from the adjacent Phoenix Mine covers a portion these claims from the boundary at L28, 450N to L29, 000N.

Table 4. Lewis Property Drill Summary 2002 – 2008. Total 6,812 m diamond drill core and 29,225 m of RC drilling over the 6 years.

Year	RC (m)	RC (ft.)	Core (m)	Core (ft.)
2002	1778.5	5835
2003	1481.3	4860	653.2	2143
	3367.9	11050
2006	9689.4	31790
2007	7340.9	24085	2303.6	7558
2008	5403.9	17725	3855	12650
	164.5	540
Subtotals:
Virgin	27579	90485	6812	22351
Buena Vista	1646	5400
Total	29225	95885	6812	22351

Of the 176 holes drilled, 160 holes (27 core and 133 RC) tested the VSZ, seven were drilled on the Buena Vista zone located 500 m (1,640 ft.) to the west of the VSZ across the valley, and nine short RC holes tested the boundary sulphide dump.

Drilling has been oriented predominantly at 90° to the east, perpendicular to the northerly strike and 60°-80° west dip of western splay of the Virgin structural zone. Several holes have been oriented at 45° to the NE to intersect a series of NW trending cross faults that step the VSZ structural zone to the NW along strike to the north.

True thickness of mineralization is not known and will be resolved with additional drilling evaluation and ongoing interpretive compilation work. It is believed, however, that true thickness is less than the reported drilled intervals.

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

10.1.1	2002 Drilling

Madison’s initial 2002 reverse circulation drilling was undertaken by Eklund Drilling of Elko Nevada. Nine holes (MAD-1 to 9) totalling 1,778.5 m (5,835 ft.) tested previous Barrick (FWL) and United Texal (UTX) drilling along a small portion (105 m / 350 ft.) along north-south line 4,600E and 4,700E of the Virgin Structural Zone (Figure 13). All the holes drilled in 2002 were to the east, perpendicular to the northward strike of the Virgin structure. Drilling validated the previous historic results and included high grade results in MAD-05.

Selected drill intercepts are listed in Appendix 4 and include:

MAD-03:	38.1 m (125 ft.) @ 0.8 g/t Au and 16 g/t Ag,
MAD-05:	32 m (105 ft.) @ 17.5 g/t Au and 217 g/t Ag, including 4.5 m (15 ft.) @ 111.1 g/t Au
MAD-06:	24 m (80 ft.) @ 1.3 g/t Au and 13 g/t Ag
MAD-08:	9 m (30 ft.) @ 7 g/t Au and 17 g/t Ag.

10.1.2	2003 Drilling

Madison’s 2003 drilling comprised two phases. The first phase totalled 2,144.5 m (7,003 ft.) comprising 1,481.3 m (4,860 ft.) of RC drilling by Eklund and 653.2 m (2,142 ft.) of HQ core drilling by Dynatec of Salt Lake City, Utah in four deep holes (MAD-10 to -13) (Figure 15) to test a deep Quantec MT-IP geophysical anomaly. Two of the deep holes were drilled by RC (MAD-10 and MAD-13 while MAD-11 and MAD-12 had RC tops and core tails. These deep holes only partially explained the geophysical anomaly due to hole deviation and the anomaly remains untested beneath the boundary dump. MAD-13 ended in altered equigranular granodiorite while MAD-10, -11 and -12 ended in Harmony Formation sandstones with areas of strong pyrite-chlorite-quartz-carbonate veining. Several precious metal bearing intervals were intersected in these holes and they may correspond to the various splays of the Virgin Structural Zone (VSZ). Mineralization cuts across all rock types

Selected drill intercepts in phase one drilling are listed in Appendix 4 and include:

MAD-10:	7.6 m (25 ft.) @ 0.7 g/t Au and 19 g/t Ag
7.6 m (25 ft.) @ 1.6 g/t Au and 4 g/t Ag
MAD-11:	4.6 m (15 ft.) @ 0.7 g/t Au and 44 g/t Ag
9.1 m (30 ft.) @ 1.3 g/t Au and 62 g/t Ag
MAD-13:	36.6 m (120 ft.)@ 0.6 g/t Au and 31 g/t Ag
4.6 m (15 ft.) @ 4.7 g/t Au and 24 g/t Ag

Phase two comprised 3,368 m (11,050 ft.) of RC drilling by Eklund in twenty holes (MAD-14 to -33) testing along a 550 m (1,800 ft.) portion of the Virgin structural zone (Figure 13).

All holes were drilled along the surface trend of the structure to the east at 90°, perpendicular to the northward strike and steep west dip of this splay of the Virgin

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

deposit. Intervals of precious metal mineralization were intersected in all the holes including step out holes MAD-32 the southernmost on the boundary dump and MAD-33 the northern most near the portal for the old Blossom Mine. Several high grade areas were identified as occurring at structural intersections between the VSZ with northwest trending cross structures or dilatant flexures along the VSZ.

The RC drilling successfully met its objectives and encountered mineralization in all of the holes.

Compilation and interpretation of previous drilling results and Madison’s 2003 drill results confirm that the mineralizing system (the Virgin Structural Zone) continues on to the Lewis Property for some distance. These results also indicate that the Virgin Structural Zone is open to expansion in all directions.

Selected drill intercepts from phase two drilling are listed in Appendix 4 and include those in the following table.

Table 5. Selected Drill Intercepts 2003 Phase II Drilling

Drillhole		Interval	Length	Gold	Silver
Number		m (ft.)	m (ft.)	g/t (opt)	g/t (opt)
MAD-15		79.2 - 102.1 (260 - 335)	22.9 (75)	1.47 (0.043)	18.5
	incl.	88.4 - 94.5 (290 - 310)	6.1 (20)	4.25 (0.124)	21.68
MAD-18		64.0 - 149.4 (210 - 490)	85.4 (280)	2.23 (0.065)	26.90
	incl.	118.9 - 134.1 (390 - 440)	15.2 (50)	9.02 (0.263)	36.55
MAD-20		45.7 - 114.3 (150 - 375)	68.6 (225)	3.46 (0.101)
	incl.	50.3 - 57.9 (165 - 190)	7.6 (25)	7.10 (0.207)
	and	64.0 - 73.2 (210 - 240)	9.2 (30)	4.80 (0.140)
	and	97.5 - 108.2 (320 - 355)	10.7 (35)	7.58 (0.221)
MAD-23		57.9 - 62.5 (190 - 205)	4.6 (15)	1.03 (0.030)
		115.8 - 143.3 (380 - 470)	27.5 (90)	1.92 (0.056)
	incl.	118.9 - 131.1 (390 - 430)	12.2 (40)	4.04 (0.118)
MAD-27		82.3 - 149.4 (270 - 490)	67.1 (220)	0.68 (0.020)
	incl.	82.3 - 105.2 (270 - 345)	22.9 (75)	1.06 (0.031)
MAD-31		61.0 - 106.7 (200 - 350)	45.7 (150)	6.48 (0.189)
	incl.	67.1 - 83.8 (220 - 275)	16.7 (55)	11.48 (0.335)	50
	and	73.2 - 79.3 (240 - 260)	6.1 (20)	21.53 (0.628)
MAD-32		47.2 - 61.0 (155 - 200)	13.8 (45)	5.21 (0.152)
	incl.	48.8 - 57.8 (160 - 170)	3.0 (10)	19.7 (0.575)	192
		121.9 - 124.9 (400 - 410)	3.0 (10)	0.89 (0.026)	91.85
		163.1 - 167.6 (535 - 550)	4.5 (15)	0.82 (0.024)
		172.2 - 213.4 (565 - 700)	41.2 (135)	1.34 (0.039)
	incl.	187.5 - 193.5 (615 - 635)	6.0 (20)	3.36 (0.098)
	and	204.2 - 207.2 (670 - 680)	3.0 (10)	3.87 (0.113)
		227.1 - 242.3+ (745 - 795+)	15.2+ (50+)	0.99 (0.029)
MAD-33		61.0 - 70.1 (200 - 230)	9.1 (30)	1.03 (0.030)	86.28

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Figure 15: 2002 - 2003 Virgin Drilling

MAD-33
14,730,500 survey ftN
14,730,000 survey ftN
14,729,500 survey ftN
14,729,000 survey ftN
14,728,500 survey ftN
6400
6500
6600
6800
16
15
Pp
Ch
Pb
Pem
MAD-12A
MAD-12Bx
MAD-10
MAD-1
MAD-16
MAD-24
MAD-25
MAD-26
MAD-22
MAD-23
MAD-7
MAD-3
MAD-20
MAD-21
MAD-17
MAD-17A
MAD-18
MAD-19
MAD-11A
MAD-11Bx
MAD-2
MAD-9
MAD-27
MAD-28
MAD-29
MAD-31
MAD-5
MAD-4
MAD-13
MAD-6
MAD-15
MAD-30
MAD-14
MAD-8
MAD-32
Geological Explanation
Tag
Pj
Pp
Pem
Pb
Ch
Symbols
Newmont Mining
Phoenix Mine
Madison Minerals Inc.
Lewis Property
Drilling Virgin
2002-2003

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

10.1.3	2006 Drilling

From August 17 through November 2, 2006, Madison, as operator, and joint venture partner, NRC, undertook a reverse circulation drill program comprising 49 drillholes by Layne Christensen of Chandler Arizona totalling 9,660 m (31,690 ft.). A total of 6124 samples were collected for analysis. The objectives of this phase of drilling were to confirm and expand the along strike and up dip extension of mineralization identified by previous drilling and to enable Madison to calculate a preliminary resource estimate.

Forty-two drillholes (MAD-34 to -63 and MAD-71 to -82), totalling 8,013 m (26,290 ft.) tested stratigraphic and structural targets along a 610 m (2000 ft.) north-south strike extent of the Virgin Structural Zone (Figure 16). The Virgin structure is offset by several northwest trending cross structures which step the Virgin to the west along its northern strike. Ten holes were drilled to the northeast at 45° to test these cross structures.

In addition seven drillholes (MAD-64 to -70) totalling 1,646 m (5400 ft.) tested a 550 m (1800 ft.) north-south strike extent of the historic Buena Vista Structural Zone, a sub parallel mineral trend located 450 m (1500 ft.) southwest across the valley from the Virgin Structural Zone.

The initial eleven holes of the 2006 drill program (MAD-34 to -44) tested the southern 150 m (450 ft.) strike of the Virgin Structural Zone with 15 m (50 ft.) centered infill holes. Five of these holes (MAD-34, -35, -37, -39, -42) encountered drilling problems due to bad ground conditions, caving and artesian water.

The second round of drilling started with MAD-45 and -46, which were drilled uphill of MAD-1 to test an east-dipping splay of the Virgin structure and a northeast-trending cross structure.

The next eight holes, MAD-47 to -54, tested a northern 120 m (400 ft.) strike extension of the Virgin Structural Zone from 29,300N to 29,700N with 15 m (50 ft.) or 30.5 m (100 ft.) step out and infill holes.

MAD-55 and -56 were step out holes on either side of MAD-32 at 28,900N and 28,600N.

MAD-57 to -62 were drilled to test a northwest-trending cross structure intersected in drillhole MAD-43. Drill problems due to caving caused MAD-58 and MAD-60 to be abandoned before reaching their intended target.

The third round of drilling started in the Virgin Zone with MAD-63, drilled as a step out south of MAD-36 to test for possible strike extensions. The drilling then switched to the Buena Vista area where holes MAD-64 to -70 were drilled to test a 550 m (1,800 ft.) strike extension of the structural zone.

The final phase of drilling included MAD-71, -72, -81 and -82 that were drilled to test the northwest trending cross structure intersected in holes MAD-43 and -57.

MAD-73, -74 and -75 were drilled uphill from MAD-45 and -46 to test an east dipping splay of the Virgin structure and a northeast trending cross structure.

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

MAD-76, -77 and -78 were step out holes south of MAD-32 and -36 to test for possible strike extensions.

MAD-79 and -80 were drilled near the Silver Dream/ blossom mine adit, located at the north end of the patented claims, to test the strike extent of mineralization encountered in MAD-33.

A 400 m (1,200 ft.) strike extent of the Virgin structure has been drilled at 15 or 30.5 m (50 or 100 ft.) centers from 28,500N to 29,700N.

The 2006 drilling campaign successfully met its objectives infill at 30 m (100 ft.) centers those portions of the Virgin Structural Zone previously identified by drilling and to step out along strike and expand the area of mineralization. Drilling encountered mineralization in all but three of the Virgin drillholes. The 2006 drill results confirm lateral and vertical continuity of both sub-vertical structurally and sub-horizontal stratigraphically controlled styles of mineralization. The drilling also identified several mineralized cross structures that are highly prospective areas for high-grade mineralization. The preliminary drill test along a portion of the historic Buena Vista mineral trend was successful as five of the seven holes encountered mineralization.

Table 6. Selected drill intercepts from 2006 drilling.

		From	To	Interval		Silver
Drillhole #		m (ft.)	m (ft.)	m (ft.)	Gold g/t	g/t
Virgin Area:
MAD-36		222.5 (730)	231.6 (760)	9.1 (30)	4.88	30
MAD-39		89.9 (295)	96.0 (315)	6.1 (20)	4.54	20
MAD-40		54.8 (180)	71.6 (235)	16.8 (55)	1.13	13
MAD-42		129.5 (425)	143.2 (470)	13.7 (45)	1.44	14
MAD-43		137.1 (450)	179.8 (590)	42.7 (140)	2.62
	includes	138.7 (455)	153.9 (505)	15.2 (50)	5.4	**
		169.2 (555)	175.3 (575)	6.1 (20)	2.07
MAD-45		13.7 (45)	22.9 (75)	9.1 (30)	2.51
MAD-47	360/-70	13.7 (45)	19.8 (65)	6.1 (20)	1.7
	includes	15.3 (50)	19.8 (65)	4.5 (15)	2.13	**
		74.7 (245)	82.3 (270)	7.6 (25)	2.91
MAD-49		10.7 (35)	19.8 (65)	9.1 (30)	2.46
MAD-50		29.0 (95)	35.1 (115)	6.1 (20)	1.41
	includes	29.0 (95)	32.0 (105)	3.0 (10)	2.24	**

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

		From	To	Interval		Silver
Drillhole #		m (ft.)	m (ft.)	m (ft.)	Gold g/t	g/t
MAD-52		27.5 (90)	35.1 (115)	7.6 (25)	2.7	163.6
	includes	33.4 (110)	35.1 (115)	4.5 (15)	4.13	**
MAD-53		32.0 (105)	41.1 (135)	9.1 (30)	2.36	23
includes	includes	36.6 (120)	39.6 (130)	3.0 (10)	4.03	**
MAD-55		161.5 (530)	170.7 (560)	9.1 (30)	2.17
includes	includes	161.5 (530)	164.5 (540)	3.0 (10)	4.94	**
MAD-56		134.1 (440)	137.1 (450)	3.0 (10)	7.33
MAD-57		121.9 (400)	147.8 (485)	25.9 (85)	1.46
		172.2 (565)	175.2 (575)	3.0 (10)	1.56
MAD-59		121.9 (400)	132.6 (435)	10.7 (35)	1.124
includes	includes	121.9 (400)	124.9 (410)	3.0 (10)	1.927	**
MAD-61		123.4 (405)	153.9 (505)	30.5 (100)	1.11
includes	includes	125.0 (410)	128.0 (420)	3.0 (10)	3.74	**
MAD-62		79.2 (260)	102.1 (335)	22.9 (75)	1.081
includes	includes	79.2 (260)	85.3 (280)	6.1 (20)	1.5	**
		141.7 (465)	155.4 (510)	13.7 (45)	1.05
MAD-63		219.5 (720)	225.6 (740)	6.1 (20)	1.326	34
MAD-71		115.8 (380)	124.9 (410)	9.1 (30)	2.67	12
		134.1 (440)	140.2 (460)	6.1 (20)	1.12
		155.4 (510)	158.4 (520)	3.0 (10)	2.03	20
		237.7 (780)	240.7 (790)	3.0 (10)	1.26
MAD-74		25.9 (85)	48.8 (160)	22.9 (75)	1.52	29
MAD-81		85.3 (280)	99.0 (325)	13.7 (45)	9.43	48
		149.4 (490)	160.1 (525)	10.7 (35)	9.21	15
		167.6 (550)	169.1 (555)	1.5 (5)	9.07
		182.9 (600)	228.6 (750)	45.7 (150)	2.16
MAD-82		134.1 (440)	140.2 (460)	6.1 (20)	1.68	20
		144.8 (475)	149.5 (490)	4.5 (15)	1.01	10
Buena Vista Area:
MAD-64		12.2 (40)	19.8 (65)	7.6 (25)	5.44	69
includes	includes	12.2 (40)	15.2 (50)	3.0 (10)	12.66	** 691
		42.7 (140)	47.2 (155)	4.5 (15)	1.698	27

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

		From	To	Interval		Silver
Drillhole #		m (ft.)	m (ft.)	m (ft.)	Gold g/t	g/t
MAD-65		83.8 (275)	96.0 (315)	12.2 (40)	0.757	22
	includes	85.4 (280)	89.9 (295)	4.5 (15)	1.08	**
MAD-66		54.9 (180)	61.0 (200)	6.1 (20)	0.7887	115
MAD-67		10.6 (35)	18.2 (60)	7.6 (25)	1.448	50
		30.5 (100)	33.5 (110)	3.0 (10)	3.439	12
MAD-68		137.2 (450)	141.7 (465)	4.5 (15)	1.595	38
MAD-70		158.5 (520)	169.2 (555)	10.7 (35)	2.82	12

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Figure 16. 2006 Virgin Zone RC Drilling

MAD-79
MAD-80
Pp
Ch
Pb
Pem
16
15
6400
6500
6600
6800
670
14,730,500 survey ftN
14,730,000 survey ftN
14,729,500 survey ftN
14,729,000 survey ftN
14,728,500 survey ftN
MAD-47
MAD-48
MAD-49
MAD-50
MAD-51
MAD-52
MAD-53
MAD-54
MAD-45
MAD-46
MAD-73
MAD-74
MAD-61
MAD-62
MAD-75
MAD-59
MAD-60
MAD-58
MAD-42
MAD-57
MAD-43
MAD-44
MAD-34
MAD-71
MAD-81
MAD-72
MAD-41
MAD-82
MAD-40
MAD-39
MAD-38
MAD-55
MAD-36
MAD-37
MAD-35
MAD-63
MAD-56
MAD-76
MAD-77
MAD-78
Newmont Mining
Phoenix Mine
Geological Explanation
Tag
Pj
Pp
Pem
Pap
Pb
Ch
Dsc
Symbols
RC collar location
Core collar location
Contact
Thrust fault
Fault
Road
Mine dump
Proposed open pit
Claim boundary
Madison Minerals Inc.
Lewis Property
2006 Drilling Virgin

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

10.1.4	2007 Drilling

10.1.4.1	Virgin Zone Core Drilling

From July to November 2007 Madison carried out a 10 hole core program totalling 2,303.6 m (7,558 ft.) designed to test structure and geology and confirm previous years’ reverse circulation drill results along the VSZ (Figure 127).

Drillhole DDH MAD-83 was the first core hole in the 2007 Lewis Property drill program. The hole was collared on section 29,050N / 4,600E near the site of MAD-81 and drilled at an azimuth of 45° and -70° dip for 246.3 m (808 ft.). It was drilled to test the structural intersection of the Virgin Structural Zone and a northwest trending cross structure. The hole intersected a strongly faulted sequence comprised of 22.5 m (73.8 ft.) of Havallah (Ppp) siltstone, 10.9 m (35.8 ft.) of black carbonaceous siltstone and shale (Pes), and 16.7 m (54.8 ft.) of Edna Mountain Formation (Pem) orangey-black chert pebble conglomerate. Underlying are 8.4 m (27.6 ft.) of Antler limestone (Pap) and 4 m (13 ft.) of sandstone (Pbu). A 0.5 m (1.6 ft.) vesicular mafic volcanic dike is intruded along the fault contact with underlying 13.7 m (45 ft.) of upper Battle Formation (Pbu) chert pebble conglomerate and 8.9 m (29 ft.) of middle Battle Formation (Pbm) shale and siltstone. A 37.7m (123.7ft.) section of fault repeated chert pebble conglomerate and sandstone locally containing pyrite and base metal veining is followed by 29.1 m (95.5 ft.) of pyrite-chlorite veined Harmony Formation (Eh) sandstone. This sandstone is underlain by 14.2 m (46.6 ft.) of fine-grained granodiorite dike or sandstone and a 4.5 m (14.8 ft.) fault gouge followed by 54.3 m (178 ft.) of chlorite-veined Harmony sandstone to the end of the hole. The hole intersected 21 m (68.9 ft.) grading 6.92 g/t gold, including 2 m (6.6 ft.) of 44.88 g/t gold, thus confirming previous high grade results in RC MAD-81 (13.7 m / 45 ft. @ 9.43 g/t Au).

DDH MAD-84 was drilled from the same site as RC MAD-56 and 15 m (50 ft.) north of RC MAD-32 at azimuth 90° and dip -65°E to test the Virgin Structural Zone on section 4,750E / 28,775N. The hole intersected 12 m (39.4 ft.) of sulphide mine dump material followed by 20.3 m (66.6 ft.) of Havallah (Ppp) siltstone and 13.8 m (45.3 ft.) of black carbonaceous shale and siltstone (Pes), before passing through a 6 m (20 ft.) oxidized fault zone comprising 2.4 m (8 ft.) of Antler

(Pap) limestone and 3.6 m (12 ft.) of upper Battle (Pbu) conglomerate. Below the fault zone is an upside down tilted block containing 54 m (177 ft.) of middle Battle Formation (Pbm) hematitic red siltstone-shale underlain by 43 m (141 ft.) of pyritic oxidized upper Battle Formation (Pbu) grey-white chert pebble conglomerate. The drillhole then passed through 8.4 m (27.6 ft.) of middle Battle (Pbm) shale-siltstone underlain by Harmony (Eh) sandstones to the end of hole at 248.7 m (816 ft.). The hole intersected 3 m (10 ft.) of mineralization in the upper Battle Formation grading 1.03 g/t gold.

DDH MAD-85 was drilled from the same site as DDH MAD-84 (28,775N / 4,750E) at azimuth 45° and dip -65°E to test the Virgin Structural Zone. The hole intersected 9.5 m (31.2 ft.) of sulphide mine dump material followed by 11.5 m (37.7 ft.) of Havallah (Ppp) siltstone, 27.2 m (89.2 ft.) of black carbonaceous shale (Pes) and 4.2 m (13.8 ft.) of Edna Mountain (Pem) conglomerate before passing through an oxidized fault

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

comprising 5.6 m (18.4 ft.) of sandstone and 6 m (20 ft.) of upper Battle Formation (Pbu) chert pebble conglomerate. This is underlain by an upside down block containing 26.7 m (87.6 ft.) of middle Battle (Pbm) shale-siltstone followed by 37.5 m (123 ft.) of oxidized upper Battle (Pbu) chert pebble conglomerate through a 2 m (6.5 ft.) fault into Harmony (Eh) sandstones to the end of hole at 210.5 m (690.6 ft.). These sandstones are locally faulted and pyrite veined at 154-156.6 m (505-513.8 ft.), 169.3-176 m (555.4-577.4 ft.) and 180-181.4 m (590.5-595 ft.). The hole intersected 2 m (6.6 ft.) @ 1.44 g/t of stratigraphic gold mineralization at 110 m (361 ft.) and 6 m (19.7 ft.) @ 6.85 g/t Au at 176 m (577.4 ft.) of higher grade vein structural mineralization.

DDH MAD-86 was drilled 29,250N / 4,700E at azimuth 90° and -70° dip to confirm previous RC MAD-07 results of 6 m (20 ft.) @ 1.68 g/t gold. The hole intersected 3 m (9.8 ft.) overburden followed by 2.6 m (8.5 ft.) of Havallah (Ppp) siltstone then 21.2 m (69.6 ft.) of Edna Mountain (Pem) conglomerate and 13.9 m (45.6 ft.) Antler limestone (Pap), into a 15.9 m (52.2 ft.) section of oxidized and faulted of upper Battle (Pbu) chert pebble conglomerate, 12.4 m (40.7 ft.) vesicular mafic dike followed by 15 m (49.2 ft.) of brecciated and pyrite-veined sandstone and 67.9 m (222.8 ft.) of middle Battle (Pbm) shale-siltstone. A second 10.2 m (33.5 ft.) of vesicular mafic volcanic dike was intersected, then 30.1 m (98.8 ft.) of brecciated and hornfelsed Harmony sandstone-siltstone-shale ending in fine grained equigranular granodiorite at 198.7 m (652 ft.). The hole intersected 2 m (6.6 ft.) @ 8.25 g/t Au and 60.8 g/t Ag and 2 m (6.6 ft.) @ 2.07 g/t Au and 47 g/t Ag.

DDH MAD-87 was drilled at 29,309N / 5,083E at azimuth 250° and -70° dip to confirm previous results from RC MAD-73 (3 m / 10 ft. @ 1.5 g/t Au & 28 g/t Ag) and RC MAD-74 (22.8 m / 75 ft. @ 1.5 g/t and 29 g/t Ag) . The hole intersected 203 m (666 ft.) of oxidized upper Battle (Pbu) conglomerate followed by 233 m (765 ft.) of middle Battle (Pbm) sandstone and shale, locally faulted, then into faulted Harmony sandstone to the end of the hole at 241.1 m (791 ft.). The hole intersected 2 m (6.6 ft.) @ 1.64 g/t Au and 63 g/t Ag and 14 m (46 ft.) @ 33.8 g/t Ag at 73-87 m (239.5-282 ft.).

DDH MAD-88 was drilled from the same pad as MAD-87 at 29,329N / 5,076E at azimuth 225° and -65° dip to test previous results in MAD-73 and -74. It intersected 102 m (334.6 ft.) of oxidized upper Battle (Pbu) conglomerate followed by 71 m (233 ft.) of middle Battle (Pbm) sandstone and shale then into altered sandstone with two narrow mafic volcanic dikes for 6 m (19.7 ft.) followed by hornfelsed Harmony sandstone and shale to the end of the hole at 205 m (672.5 ft.). Mineralization included 2 m (6.6 ft.) @ 1.23 g/t Au and 15 g/t Ag; and 3 m (10 ft.) @ 0.93 g/t Au.

DDH MAD-89 confirmed results from RC MAD-38. The core hole was drilled at 28,870N / 4,615E at azimuth 90° and -65° dip. It intersected 22.3 m (73.2 ft.) of dump material followed by 16.5 m (54.1 ft.) of Havallah (Ppp) siltstone then 21.2 m (69.6 ft.) of black carbonaceous shale, 24.8m(83.4 ft.) of Edna Mountain (Pem) conglomerate, 23.2m(76.1 ft.) of faulted Antler (Pap) limestone, 73.1m(239.8 ft.) of upper Battle (Pbu) conglomerate, 10.7m(35.1 ft.) fault and into Harmony (Ch) sandstone and shale to the end of the hole at 241.1m(791 ft.). Mineralization was intersected in the Harmony Formation at 210m (689 ft.): 4m (13 ft.) @ 1.6 g/t Au and 9 g/t Ag.

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DDH MAD-90 confirmed results from RC MAD-82 (6 mm/19.7 ft. @ 1.68 g/t Au and 23 g/t Ag; 4.6m/ 15 ft. @ 1.0 g/t Au and 10 g/t Ag). The core hole was drilled at 28,969N / 4,552E at azimuth 45° and -65° dip. It intersected 6.8m(22.3 ft.) of dump material followed by 48.9m(160.4 ft.) of Havallah (Ppp) siltstone intruded by two narrow granodiorite dikes then into 18.1m(59.4 ft.) of Edna Mountain (Pem) conglomerate followed by 20.1m(66 ft.) of Antler (Pap) limestone, 71.9m(235.9 ft.) of upper Battle (Pbu) conglomerate and 13m(42.6 ft.) of fault then into Harmony (Ch) sandstone and shale to the end of the hole at 248.1m(814 ft.). Mineralization was intersected in the upper Battle: 6m (19.7 ft.) @ 1.25 g/t Au and 92 g/t Ag (397-416.7 ft.; 7m (23 ft.) @ 3.02 g/t Au; and 3m (10 ft.) @ 2.3 g/t Au and 10 g/t Ag.

DDH MAD-91 confirmed results from RC MAD-04 (3 mm/10 ft. @ 0.8 Au and 11 g/t Ag). The hole was drilled at 29,050N / 4,400E at azimuth 45° and -70° dip. The hole intersected 6m(19.7 ft.) of overburden followed by 40.5m(132.9 ft.) of Havallah (Ppp) siltstone intruded by a narrow volcanic dike, 18.8m(61.7 ft.) Edna Mountain (Pem) conglomerate, 54.4m(178.5 ft.) of Antler (Pap) limestone, 9.6m(31.5 ft.) of fault then into 29.9m(98.1 ft.) of upper Battle (Pbu) conglomerate followed by Harmony (Ch) sandstone and shale to the end of the hole at 236.4m(776 ft.). Mineralization intersected was 6m (19.7 ft.) @ 1.94 g/t Au and 109 g/t Ag.

DDH MAD-92 was drilled to confirm structure and geology at 29,050N / 4,400E at azimuth 45° and -88° dip. It intersected 8.2m(26.9 ft.) of overburden followed by 50.7m(166.3 ft.) of Havallah (Ppp) siltstone intruded by a narrow granodiorite dike, 17.3m(56.7 ft.) of Edna Mountain (Pem) conglomerate intruded by three narrow volcanic dikes followed by 98.8m(324.1 ft.) of Antler (Pap) limestone intruded by two narrow volcanic dikes, 12.2m(40 ft.) of faulted upper Battle (Pbu) conglomerate then middle Battle (Pbm) sandstone and shale to the end of the hole at 267.3m(877 ft.). Mineralization was intersected within the upper Battle: 3m (10 ft.) @ 1.72 g/t Au and 24 g/t Ag.

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Table 7. Selected Drill Intercepts 2007 Core Drilling

Drillhole #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold (g/t)	Silver (g/t)
MAD-83*		76 (249.3)	97 (318.2)	21 (68.9)	6.92	64
	includes	79 (259)	81 (265.6)	2 (6.6)	44.88	265
MAD-84		100 (328)	103 (338)	3 (10)	1.03	33
MAD-85		110 (361)	112 (367.6)	2 (6.6)	1.44	21
		176 (577.4)	182 (597.1)	6 (19.7)	6.85	42.8
	includes	180 (590)	181 (593.8)	1 (3.3)	32.4	100
MAD-86		32 (105)	34 (111.5)	2 (6.6)	8.25	60
	includes	32 (105)	33 (108.3)	1 (3.3)	14.9	109
		82 (269)	84 (275.6)	2 (6.6)	2.07	47
MAD-87		62 (103.4)	64 (110)	2 (6.6)	1.64	63
MAD-88		92 (301.8)	94 (308.4)	2 (6.6)	1.23	15
MAD-89		210 (689)	214 (702)	4 (13)	1.60	9
MAD-90		121 (397)	127 (416.7)	6 (19.7)	1.25	92
		164 (538)	171 (561)	7 (23)	3.02	19.6
	includes	170 (557.7)	171 (561)	1 (3.3)	11.69	89
		189 (620)	191 (626.6)	2 (6.6)	1.19
		205 (672.5)	208 (682.5)	3 (10)	2.31	10
MAD-91		140 (459.3)	146 (479)	6 (19.7)	1.94	109
MAD-92		184 (603.6)	187 (613.6)	3 (10)	1.72	24

The core program met the objectives by confirming previous RC drill results and adding to the geological and structural understanding of the Virgin Zone.

10.1.4.2	Reverse Circulation Drilling

The 2007 reverse circulation (RC) drill program (Figure 123a) (MAD-100 to MAD-133) totalling 7,341.1 m (24,085 ft.) tested the northern 400 m (1,200 ft.) of strike of the Virgin Structural Zone with 30 m (100 ft.) centered infill holes. Two north-south lines of holes were drilled to test the downdip extension of the Virgin Zone mineralization.

RC drilling started with MAD-100 and -101 which were drilled south of MAD-79 and

-80 at 4,300E / 30,000N to test the Virgin Structural Zone and a possible northeast-trending cross structure. RC MAD-102, -103 and -104 were drilled to the south of MAD-100 and -101 to test the downdip extent of the Virgin Structural Zone and a possible cross-structure. These four holes were wide spaced set out holes drilled along line 4,400E from 29,800N to 30,600N.

The next twelve RC holes, MAD-105 to -116, tested a 150 m (500 ft.) north-south strike extent of the Virgin Structural Zone at 4500E from 29,300N to 29,800N with 30 m

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

(100 ft.) step out and infill holes. MAD-117 and -118 were drilled to the north to test a northwest cross-structure.

The next ten holes, MAD-119 to -128 tested a 120 m (400 ft.) north-south extension of the Virgin Structural Zone at 4600E from 27,350N to 29,750N with 30 m (100 ft.) step out and infill holes. MAD-129 was drilled to the north to test a possible cross-structure.

RC holes MAD-130 and -131 were drilled at 5,000E / 28,800N to test updip of DDH MAD-85.

RC holes MAD-132 and -133 were drilled to test downdip south behind DDH MAD -83.

The RC drill program met the objective intersecting precious metal mineralization in every hole and high grade in several holes.

Table 8. Selected Drill Intercepts 2007 Reverse Circulation Drilling

RCH #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold (g/t)	Silver (g/t)
MAD-104		54.9 (180)	58 (19)	3.1 (10)	3.90	381
MAD-105		59.4 (195)	62.5 (205)	3.1 (10)	0.94	107
		67.0 (220)	70.1 (230)	3.1 (10)	1.11	65.9
		76.2 (250)	85.3 (280)	9.1 (30)	1.78	64.8
		134.1 (440)	138.7 (455)	4.6 (15)	2.07	42
MAD-106		64 (210)	67.1 (220)	3.1 (10)	1.87	36
		70.1 (230)	74.7 (245)	4.6 (15)	2.04	26
		80.8 (265)	86.9 (285)	6.1 (20)	2.06
		123.4 (405)	126.5 (415)	3.1 (10)	1.28
		160.0 (525)	163.1 (535)	3.1 (10)	3.36
MAD-107		114.3 (375)	117.4 (385)	3.1 (10)	3.93	12
MAD-108		77.7 (255)	83.8 (275)	6.1 (20)	1.64	35
		94.5 (310)	99.1 (325)	4.6 (15)	1.44	23
MAD-109		149.4 (490)	154 (505)	4.6 (15)	1.77	12
MAD-110		74.7 (245)	85.4 (280)	10.7 (35)	3.09
MAD-111		117.3 (385)	125 (410)	7.6 (25)	2.73	19
MAD-112		71.6 (235)	74.7 (245)	3.1 (10)	1.10	28
		91.4 (300)	108.2 (355)	16.8 (55)	1.64	9
	incl.	93 (305)	94.5 (310)	1.5 (5)	8.06	40
		112.8 (370)	115.8 (380)	3 (10)	1.12

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MAD-113		86.9 (285)	100.6 (33)	13.7 (45)	5.00	13
	incl.	88.3 (290)	89.9 (295)	1.5 (5)	14.99	15
MAD-114		111.3 (365)	128 (420)	16.8 (55)	2.53	10
	incl.	111.3 (365)	117.3 (385)	6.1 (20)	4.60	17
MAD-115		15.2 (50)	21.3 (70)	6.1 (20)	2.03	100
		62.5 (205)	67.1 (220)	4.6 (20)	1.51
		100.6 (330)	103.6 (340)	3 (10)	3.77
MAD-119		83.8 (275)	108.2 (355)	24.4 (80)	1.51	7.5
	incl.	86.9 (285)	89.9 (295)	3 (10)	3.79
MAD-120		54.9 (180)	65.5 (215)	10.6 (35)	1.63	11
	incl.	57.9 (190)	61 (200)	3 (10)	3.06	15
MAD-121		74.7 (145)	82.3 (270)	7.6 (25)	1.24	17
		128 (420)	131 (430)	3 (10)	1.04	10
MAD-122		71.6 (235)	74.7 (245)	3 (10)	1.56	22
MAD-123		74.7 (245)	83.8 (275)	9.1 (30)	1.47	10
		131.1 (430)	134.1 (440)	3 (10)	1.25
MAD-124		41.1 (135)	44.1 (145)	3 (10)	1.49	24.9
		94.5 (310)	100.6 (330)	6.1 (20)	10.7	14.9
	incl.	94.5 (310)	96 (315)	1.5 (5)	36.39	52.8
MAD-125		74.7 (245)	77.7 (255)	3 (10)	2.70	13
		143.3 (470)	147.8 (485)	4.6 (15)	1.35
MAD-126		89.9 (295)	92.9 (305)	3 (10)	2.08	10
MAD-127		91.4 (300)	94.4 (310)	3 (10)	1.39
MAD-128		82.3 (270)	94.5 (310)	12.2 (40)	1.21	10
MAD-130		100.6 (33)	103.6 (340)	3 (10)	3.43	10
MAD-132		117.3 (385)	123.4 (405)	6.1 (20)	4.35	35
	incl.	121.9 (400)	123.4 (405)	1.5 (5)	13.58	72
MAD-133		129.5 (425)	150.9 (495)	21.3 (70)	1.51	10
	incl.	131.0 (430)	132.5 (435)	1.5 (5)	7.60	41
		190.5 (625)	196.6 (645)	6.1 (20)	1.40	14

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

14,730,500 survey ftN
14,730,000 survey ftN
14,729,500 survey ftN
14,729,000 survey ftN
14,728,500 survey ftN
1,604,000 survey ftE
1,604,500 survey ftE
1,605,000 survey ftE
16
15
6400
6500
6600
6800
MAD-101
MAD-100
MAD-102
MAD-118
MAD-103
MAD-104
MAD-115
MAD-116
MAD-117
MAD-127
MAD-128
MAD-129
MAD-113
MAD-114
MAD-125
MAD-126
MAD-111
MAD-112
MAD-123
MAD-124
MAD-109
MAD-110
MAD-122
MAD-107
MAD-108
MAD-119
MAD-120
MAD-121
MAD-105
MAD-106
MAD-86
MAD-88
MAD-87
MAD-91
MAD-92
MAD-83
MAD-90
MAD-132
MAD-133
MAD-89
MAD-84
MAD-85
MAD-130
MAD-131
Pp
Ch
Pb
Pem
Madison Minerals Inc.
Newmont Mining Corporation
Symbols
Core collar location
RC collar location
Contact
Thrust fault
Fault
Road
Mine dump
Proposed open pit
Claim boundary
Geological Explanation
Tag
Pj
Pp
Pem
Pap
Pb
Ch
Osc
Antler Peak Formation
Battle Mountain Formation
Harmony Formation
Scott Canyon Formation
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Core & RC Drilling
Virgin Area
2007

Figure 17. 2007 Virgin Zone Drilling

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10.1.5	2008 Drilling

During April to August 2008, Madison continued the drill program (Figure 15), completing 17 core holes totalling 3,855 m (12,650 ft.) and 33 reverse circulation drillholes totalling 5,567 m (18,265 ft.) (Figure 18). Infill and step-out core and reverse circulation drilling tested the down dip extension of the Virgin Structural Zone mineralization extending it 100 m west to 350 m and to a depth of 240 m at 30 m spacing. Mineralization remains open along strike and down dip to the west. Core drilling successfully tested the geological and structural model and also confirmed several previous RC drill results. Diamond drillhole MAD-141 and RC holes MAD-158, -159, -164 and -171 intersected no significant values. Nine short RC drillholes (MVD 1-9 totalling 540 ft.) tested portions of the sulphide dump near the Newmont boundary.

10.1.5.1	2008 Virgin Zone Core Drilling

Infill and step-out core and reverse circulation drilling, drilled on 30 m (100 ft.) spacing, tested the extension of the Virgin Zone mineralization extending its east-west dimension by 100 m (330 ft.) to 350 m (1150 ft.) and depth to 240 m (780 ft.). Mineralization remains open along strike and down dip to the west. Core drilling successfully tested the geological and structural model and also confirmed several previous RC drill results. DDH MAD-141, RC MAD-158, -159, -164 and -171 intersected no significant values.

DDH MAD-134 was the first core hole in the 2008 Lewis Property drill program. It was drilled to test downdip on the Virgin Structural Zone (VSZ). The hole was collared on section 29,050N / 4,600E west of MAD-83 and drilled at an azimuth of 90° and -70° dip for 306.9 m (1,007 ft.). It intersected 5.5 m (18 ft.) of overburden, 5.3 m (17 m) of Havallah siltstone, 38 m (125 ft.) of Edna Mountain (Pes) black shale, 15 m (49 ft.) of Edna Mountain (Pem) conglomerate, 22 m (72 ft.) of Antler (Pap) limestone, 89 m (292 ft.) of faulted upper Battle (Pbu) conglomerate, and ended in Harmony (Ch) sandstone. The hole intersected 2 m (6.6 ft.) @ 2.6 g/t Au in the Antler limestone followed by four mineralized intervals in the faulted upper Battle conglomerate: 5 m (16.4 ft.) @ 1.2 g/t Au and 41.2 g/t Ag; 3 m (10 ft.) @ 1.22 g/t Au; 2 m (6.6 ft.) @ 0.8 g/t Au; and 3 m (10 ft.) @ 2.6 g/t Au and 42 g/t Ag.

DDH MAD-135 was drilled 15 m (50 ft.) southwest of MAD-134 at azimuth 90° and dip -70°E to 249 m (817 ft.) to test the Virgin Structural Zone on section 28,950N / 4,550E. It intersected 8.5 m (28 ft.) of overburden, 7.6 m (25 ft.) of Havallah (Ppp) siltstone, 41.9 m (137 ft.) of Edna Mountain black shale (Pes) intruded by a small dike, 10.5 m (34 ft.) of Edna Mountain conglomerate (Pem), 27 m (88.5 ft.) of Antler (Pap) limestone, 92 m (302 ft.) of upper Battle (Pbu) conglomerate, ending in middle Battle (Pbm) sandstone and shales. The hole intersected 2 m (6.6 ft.) @ 1.3 g/t Au and 29 g/t Ag in the Antler limestone; 2 m (6.6 ft.) @ 1.3 g/t Au and 16 g/t Ag in the upper Battle; and 2 m (6.6 ft.) @ 2 g/t Au in faulted middle Battle.

DDH MAD-136 was drilled to 228.6 m (750 ft.) to test the northwest cross structure (29,210N / 4,370E) at azimuth 90° and -70° dip. It intersected 3 m (10 ft.) of overburden, 18.6 m (61 ft.) of Havallah (Ppp) siltstone, 20.7 m (68 ft.) of Edna Mountain (Pes) black shale, 18.8 m (62 ft.) of Edna Mountain (Pem) conglomerate, 66.7 m (219 ft.) of Antler

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(Pap) limestone, 28.3 m (93 ft.) of faulted upper Battle (Pbu) conglomerate, ending in middle Battle (Pbm) sandstone and shales. The hole intersected 6 m (20 ft.) @ 1.79 g/t Au and 107 g/t Ag in the upper Battle and 7 m (23 ft.) @ 2.3 g/t Au and 15.9 g/t Ag in the middle Battle Formation.

DDH MAD-137 was drilled to 199.9 m (656 ft.) from 29,430N / 4,900E at azimuth 270° and -70° dip to test an east-dipping splay of the VSZ. It intersected 2.2 m (7 ft.) of overburden, 87.9 m (288 ft.) of faulted and diked upper Battle (Pbu) conglomerate, 65.9 m (216 ft.) of faulted and diked middle Battle (Pbm) sandstone and shale, ending in Harmony (Ch) sandstone. The hole intersected 2 m (6.6 ft.) @ 0.7 g/t Au and 23 g/t Ag in the upper Battle; and 3 m (10 ft.) @ 1.2 g/t Au; and 2 m (6.6 ft.) @ 0.9 g/t Au in the Harmony Formation.

DDH MAD-138 was the first of three holes drilled test the western splay of the VSZ and previous RC drilling along a north-south section at 4500E. It was drilled from 29,385N / 4,500E at azimuth 90° and -70° dip. It intersected 2.2 m (7 ft.) of overburden, 7.2 m (24 ft.) of Edna Mountain (Pes) black shale, 23.1 m (76 ft.) of Edna Mountain (Pem) conglomerate, 59.2 m (194 ft.) of Antler (Pap) limestone, 38.7 m (127 ft.) of faulted and diked upper Battle (Pbu) conglomerate, 35 m (115 ft.) of faulted and diked middle Battle (Pbm) sandstone and shale, ending in Harmony (Ch) sandstone. The hole intersected 2 m (6.6 ft.) @ 1.4 g/t Au and 10 g/t Ag in the upper Battle and 2 m (6.6 ft.) @ 3.6 g/t Au in the middle Battle.

DDH MAD-139 was the second hole to test the VSZ and was drilled from 29,410N / 4,500E to 201.9 m (662.5 ft.) at azimuth 90° and -70° dip. It intersected 2.4 m (8 ft.) of overburden, 5.6 m (18 ft.) of Edna Mountain (Pes) black shale, 22.6 m (74 ft.) of Edna Mountain (Pem) conglomerate, 64.4 m (211 ft.) of faulted and diked Antler (Pap) limestone, 35 m (114 ft.) of faulted and diked upper Battle (Pbu) conglomerate, 25 m (82 ft.) middle Battle (Pbm) sandstone and shale, ending in Harmony (Ch) sandstone. The hole intersected 2 m (6.6. ft.) @ 194 g/t Ag in the Antler limestone and 5 m (16.4 ft.) @ 1.15 g/t Au and 29.8 g/t Ag in the Battle Formation.

DDH MAD-140 was the third hole drilled to test the VSZ. It was drilled to 182 m (597 ft.) from 29,690N / 4,500E at azimuth 90° and -70° dip. It intersected 2.4 m (8 ft.) of overburden, 18 m (59 ft.) of Edna Mountain (Pem) conglomerate, 49.6 m (163 ft.) of Antler (Pap) limestone, 11 m (36 ft.) of faulted upper Battle (Pbu) conglomerate, 49 m (161 ft.) of middle Battle (Pbm) sandstone and shale, ending in Harmony (Ch) sandstone. The hole intersected 2 m (6.6 ft.) @ 63 g/t Ag in the Antler limestone; 2 m (6.6 ft.) @ 1.2 g/t Au and 26 g/t Ag in the upper Battle Formation and 2 m (6.6 ft.) @ 0.9 g/t Au in the Harmony Formation.

DDH MAD-141 was drilled to 190.6 m (625.5 ft.) from 29,600N / 4,250E at azimuth 90° and -70° dip to test the downdip extension of the VSZ and previous RC drilling along north-south section 4,500E. It intersected 2.4 m (8 ft.) of overburden, 18.4 m (60 ft.) of Havallah (Ppp) siltstone, 10 m (33 ft.) of Edna Mountain (Pes) black shale, 11.5 m (38 ft.) of Edna Mountain (Pem) conglomerate, 71 m (233 ft.) of Antler (Pap) limestone, 30.6 m (100 ft.) of faulted upper Battle (Pbu) conglomerate, ending in faulted and diked

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

middle Battle (Pbm) sandstone and shale. The hole intersected no significant mineralization.

DDH MAD-142 was drilled to 228.6 m (750 ft.) from the same site as MAD-141 (29,600N / 4,250E) at azimuth 90° and -50° dip to test the downdip extension of the VSZ. It intersected 5.5 m (18 ft.) of overburden, 17.8 m (58 ft.) of Edna Mountain (Pes) black shale, 21.3 m (70 ft.) of Edna Mountain (Pem) conglomerate, 73.7 m (242 ft.) of Antler (Pap) limestone, 34.8 m (114 ft.) of faulted and diked upper Battle (Pbu) conglomerate, 18.6 m (61 ft.) of middle Battle (Pbm) sandstone and shale, ending in faulted and diked Harmony (Ch) sandstone. The hole intersected 2 m (6.6 ft.) @ 0.8 g/t Au in the Antler limestone; 2 m (6.6 ft.) @ 0.9 g/t Au in the upper Battle; and 3 m (10 ft.) @ 1.4 g/t Au in the Harmony Formation.

DDH MAD-143 was drilled to 206.5 m (677.5 ft.) from 29,050N / 4,300E at azimuth 90° and -70° dip to test the downdip extension of the western splay of the VSZ and previous RC drilling. It intersected 8.5 m (28 ft.) of overburden, 17.5 m (57 ft.) of Havallah (Ppp) siltstone, 32.1 m (105 ft.) of faulted and diked Edna Mountain (Pes) black shale, 18.5 m (60 ft.) of Edna Mountain (Pem) conglomerate, 62.6 m (205 ft.) of faulted and diked Antler (Pap) limestone, 34.1 m (112 ft.) of upper Battle (Pbu) conglomerate, ending in middle Battle (Pbm) sandstone and shale. The hole intersected 9 m (29.5 ft.) @ 1.9 g/t Au and 39 g/t Ag in the upper Battle.

DDH MAD-144 was drilled to 232 m (761 ft.), 30 m southeast of MAD-143, from 28,950N / 4,450E at azimuth 90° and -70° dip to test the downdip extension of the western splay of the VSZ and previous RC drilling. It intersected 8 m (26 ft.) of overburden, 24 m (79 ft.) of diked Havallah (Ppp) siltstone, 29.8 m (98 ft.) of diked Edna Mountain (Pes) black shale, 20 m (65 ft.) of Edna Mountain (Pem) conglomerate, 52.7 m (173 ft.) of faulted and diked Antler (Pap) limestone, 52.8 m (173 ft.) of faulted upper Battle (Pbu) conglomerate, ending in faulted middle Battle (Pbm) sandstone and shale. The hole intersected 3 m (10 ft.) @0.7 g/t Au and 14 g/t Ag in the Antler limestone and 3 m (10 ft.) @ 0.9 g/t Au and 29 g/t Ag in the upper Battle Formation.

DDH MAD-145 was drilled to 232.2 m (762 ft.) from 29,200N / 4,350E at azimuth 45° and -60° dip to test the northwest cross structure. It intersected 3 m (10 ft.) of overburden, 30 m (98 ft.) of Havallah (Ppp) siltstone, 24.5 m (80 ft.) of Edna Mountain (Pes) black shale, 23.8 m (78 ft.) of Edna Mountain (Pem) conglomerate, 76 m (249 ft.) of Antler (Pap) limestone, 28.7 m (94 ft.) of faulted upper Battle (Pbu) conglomerate, ending in faulted and diked middle Battle (Pbm) sandstone and shale. The hole intersected 6 m (19.7 ft.) @ 1.2 g/t Au and 458 g/t Ag in the Antler limestone.

DDH MAD-146 was drilled to 240.7 m (790 ft.) from the same site as MAD-145 (29,200N / 4,350E) at azimuth 90° and -70° dip to test the downdip extension of the western splay of the VSZ and previous RC drilling. It intersected 6 m (19.5 ft.) of overburden, 31.2 m (102 ft.) of Havallah (Ppp) siltstone, 18.4 m (60 ft.) of Edna Mountain (Pes) black shale, 20 m (65 ft.) of Edna Mountain (Pem) conglomerate, 73.5 m (241 ft.) of faulted Antler (Pap) limestone, 23.4 m (77 ft.) of faulted upper Battle (Pbu) conglomerate, 44.6 m (146 ft.) of faulted and diked middle Battle (Pbm) sandstone and

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shale, ending in Harmony (Ch) sandstone. The hole intersected 7 m (23 ft.) @ 1.05 g/t Au and 59.1 g/t Ag in the upper Battle Formation.

DDH MAD-147 was drilled to 224.9 m (738 ft.) from 29,350N / 4,200E at azimuth 90° and -60° dip to test the downdip extension of the western splay of the VSZ and previous RC drilling. It intersected 5.5 m (18 ft.) of overburden, 9.1 m (30 ft.) of Havallah (Ppp) siltstone, 19.5 m (64 ft.) of Edna Mountain (Pes) black shale, 15 m (49 ft.) of Edna Mountain (Pem) conglomerate, 23 m (75 ft.) of faulted Antler (Pap) limestone, 20 m (66 ft.) of faulted and diked upper Battle (Pbu) conglomerate, ending in faulted and diked Harmony (Ch) sandstone. The hole intersected 3 m (10 ft.) @ 0.7 g/t Au and 38 g/t Ag in the upper Battle and 2 m (6.6 ft.) @ 2.4 g/t Au and 13 g/t Ag in the Harmony Formation.

DDH MAD-148 was drilled to 213.4 m (700 ft.) from the same site as MAD-147 (29,350N / 4,200E) at azimuth 90° and -80° dip to test the downdip extension of the western splay of the VSZ. It intersected 11.6 m (38 ft.) of overburden, 10.6 m (35 ft.) of Havallah (Ppp) siltstone, 14 m (46 ft.) of Edna Mountain (Pes) black shale, 20 m (66 ft.) of Edna Mountain (Pem) conglomerate, 74 m (243 ft.) of Antler (Pap) limestone, 34 m (113 ft.) of upper Battle (Pbu) conglomerate, ending in faulted and diked middle Battle (Pbm) sandstone and shale. The hole intersected 2 m (6.6 ft.) @ 1.4 g/t Au and 55 g/t Ag in the middle Battle Formation.

DDH MAD-149 was drilled to 279.8 m (918 ft.) from 29,050N / 4,100E at azimuth 90° and -50° dip to test the downdip extent of the VSZ. It intersected 8.2 m (27 ft.) of overburden, 51.1 m (167 ft.) of Havallah (Ppp) siltstone, 41.7 m (137 ft.) of faulted Edna Mountain (Pes) black shale, 12.9 m (42 ft.) of Edna Mountain (Pem) conglomerate, 83.7 m (275 ft.) of Antler (Pap) limestone, 9.4 m (31 ft.) of faulted upper Battle (Pbu) conglomerate, ending in faulted middle Battle (Pbm) sandstone and shale. The hole intersected 3 m (10 ft.) @ 1.7 g/t Au and 22 g/t Ag in the upper Battle Formation.

DDH MAD-170 was drilled to 240.2 m (788 ft.) from the same site as MAD-149 (29,050N / 4100E) at azimuth 90° and -70° dip to test the downdip extension of the VSZ. It intersected 3 m (10 ft.) of overburden, 59.2 m (194 ft.) of faulted Havallah (Ppp) siltstone, 30.3 m (99 ft.) of faulted Edna Mountain (Pes) black shale, 13.3 m (44 ft.) of Edna Mountain (Pem) conglomerate, 54.4 m (178 ft.) of faulted Antler (Pap) limestone, ending in faulted upper Battle (Pbu) conglomerate. The hole intersected 2 m (6.6 ft.) @ 0.5 g/t Au and 165 g/t Ag in the Edna Mountain Formation and 2 m (6.6 ft.) @ 1.5 g/t Au and 14 g/t Ag in the upper Battle Formation.

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Table 9. Selected drill intercepts 2008 core drilling

Drillhole #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold (g/t)	Silver (g/t)
MAD-134		86 (282.1)	88 (288.7)	2 (6.6)	2.66	-
		112 (367)	117 (383.8)	5 (16.4)	1.20	41.2
	incl.	114 (374)	115 (377)	1 (3.3)	3.75	92.4
		139 (456)	141 (462.5)	3 (10)	1.22	12.7
		174 (571)	176 (577.4)	2 (6.6)	0.8	-
		196 (643)	199 (652.9)	3 (10)	2.60	41.9
	incl.	197.1 (646.6)	198.1 (649.9)	1 (3.3)	5.36	85.4
MAD-136		127 (416.7)	133 (436.4)	6 (19.7)	1.79	107
		150 (492)	157 (515)	7 (23)	2.3	15.9
MAD-139		30 (98.4)	32 (105)	2 (6.6)	-	194.1
		123 (403.5)	128 (419.9)	5 (16.4)	1.15	29.8
MAD-143		139 (456)	148 (485.5)	9 (29.5)	1.98	39.2
	incl.	140 (459.3)	142 (465.9)	2 (6.6)	3.29	122
MAD-145		79 (259.2)	85 (278.9)	6 (19.7)	1.21	458.2
MAD-146		151 (495.4)	158 (518.4)	7 (23)	1.05	59.1
MAD-149		198 (649)	201 (659)	3 (10)	1.70	22.2

10.1.5.2	2008 Virgin Zone Reverse Circulation Drilling

The 2008 RC drilling program comprised 24 RC holes (MAD 150-169 and 171-174) totalling 5,403 m (17,075 ft.) that tested the downdip extension of mineralization. Drilling was completed along four north-south lines (4,400E to 4,000E) spaced 30 m (100 ft.) apart. Nine 18 m (60 ft.) RC holes (MVD-1 to -9) were drilled vertically to test gold values in the boundary sulphide dump. All holes had recovery problems due to the unconsolidated nature of the dump material being drilled.

Drilling commenced along line 4,400E with four drill sites and two holes drilled from each site (MAD-150 to -155 and MAD-160 and -161). The next fence of drillholes, along line 4,300E, comprised six holes drilled from three sites (MAD-156 to -159, MAD-162 and-163). Due to topography, the final fence of 10 drillholes was an irregular line between line 4,200E and 4,000E (MAD-164 to -169 and MAD-171 to -174). Again, two holes were drilled from each of five sites.

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Table 10. 2008 reverse circulation drilling selected drill intercepts

Hole #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold (g/t) *	Silver (g/t)
MAD-153		15.2 (50)	18.3 (60)	3.0 (10)	0.76	257.2
	incl.	15.2 (50)	16.7 (55)	1.5 (5)	-	485.2
		96.0 (315)	99.6 (325)	3.0 (10)	1.19	96.4
		105.2 (345)	112.8 (370)	7.6 (25)	1.09	-
MAD-154		33.5 (110)	36.5 (120)	3.0 (10)	-	96.4
		103.6 (340)	114.3 (375)	10.6 (35)	1.01	40.2
MAD-155		18.3 (60)	22.9 (75)	4.6 (15)	0.64	96.7
		86.9 (285)	91.4 (300)	4.6 (15)	0.73	28.3
		153.9 (505)	156.9 (515)	3.0 (10)	1.21	-
MAD-156		45.7 (150)	48.8 (160)	3.0 (10)	0.79	30.5
		65.5 (215)	68.6 (225)	3.0 (10)	-	44.1
		128.0 (420)	131.0 (430)	3.0 (10)	0.69	18.7
MAD-157		108.2 (355)	114.3 (375)	6.1 (20)	3.89	59.7
	incl.	109.8 (360)	111.3 (365)	1.5 (5)	6.62	101.2
MAD-161		125 (410)	131.1 (430)	6.1 (20)	1.54	15.0
		126.5 (415)	129.5 (425)	3.0 (10)	2.77	25.1
MAD-163		51.8 (170)	56.4 (185)	4.6 (15)	-	46.4
		61 (200)	64 (210)	3.0 (10)	-	163.0
MAD-165		160 (525)	163.1 (535)	3.0 (10)	0.98	154.8
MAD-167		141.7 (465)	144.8 (475)	3.0 (10)	0.84	147.6
		178.3 (485)	189.0 (620)	10.6 (35)	(0.43)	74.7
	incl.	178.3 (485)	181.3 (495)	3.0 (10)	0.62	127.5
	and	185.9 (610)	189.0 (620)	3.0 (10)	0.65	97.7
MAD-173		175.3 (575)	181.3 (595)	6.1 (20)	0.87	13.9
	incl.	179.9 (590)	181.3 (595)	1.5 (5)	2.63	25.2

* The intervals reported utilize a 0.5 g/t cut-off for gold and they may include a maximum of 2 m of internal waste; true widths have not been determined but are probably less than reported.

Multi-element ICP analytical results from 2008 confirm a favourable correlation between silver, lead and zinc values and gold mineralization. Significantly higher silver values were encountered in the 2008 drilling. For example in DDH MAD-145, 6 m (20 ft.) of mineralization were intersected that graded 458 g/t silver. There is an apparent mineral zonation with silver values increasing to the north and west. In addition, base metal (lead and zinc) values are also elevated locally but are not economically significant over the reported intervals.

Selected gold and silver results from the 2008 drilling, as indicated within the tables, compare favourably with previously intersected styles and grades of mineralization including high-grade mineralized structural intersections, steeply oriented structural mineralization, and sub-horizontal lower grade stratigraphic mineralization hosted by favourable Antler stratigraphy.

Steeply oriented structural mineralization within the northwest-trending splay fault was intersected predominantly in holes drilled at an azimuth to the northeast. The 2008

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drilling expanded the mineral zone 40 m (130 ft.) to the northwest to a total length of 100 m (330 ft.) and it remains open to the west.

Steeply oriented Virgin Zone mineralization was expanded by 100 m (330 ft.) to a total of 750 m (2,450 ft.) along strike. The Zone remains open to expansion along strike.

The most common type of mineralization intersected in the 2008 drilling was sub-horizontal stratigraphic lower grade mineralization hosted by the Antler Sequence. The 2008 drilling expanded the mineralized zone by 100 m (330 ft.) to the west for a total length of 350 m (1,150 ft.), which remains open to expansion.

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Figure 18. 2008 Virgin Zone Drilling.

14,730,500 survey ftN
14,730,000 survey ftN
14,729,500 survey ftN
14,729,000 survey ftN
14,728,500 survey ftN
16
15
Pp
Ch
Pb
Pem
MAD-152
MAD-153
MAD-156
MAD-157
MAD-166
MAD-167
MAD-140
MAD-162
MAD-163
MAD-154
MAD-155
MAD-171
MAD-172
MAD-158
MAD-159
MAD-173
MAD-174
MAD-141
MAD-142
MAD-139
MAD-150
MAD-151
MAD-164
MAD-165
MAD-137
MAD-147
MAD-148
MAD-138
MAD-160
MAD-161
MAD-168
MAD-169
MAD-136
MAD-146
MAD-145
MAD-143
MAD-134
MAD-149
MAD-170
MAD-135
MAD-144
MVD-2
MVD-1
MVD-7
MVD-3
MVD-6
MVD-8
MVD-4
MVD-5
MVD-9
Madison Minerals Inc.
Newmont Mining Corporation
Symbols
Core collar location
RC collar location
Dump collar location
Contact
Thrust fault
Fault
Mine dump
Proposed open pit
Claim boundary
Geological Explanation
Tag Altered Granodiorite
Pj Jory Member of the Havallah Fm
Pp Pumpernickle Formation
Pem Edna Mountain Formation
Pap Antler Peak Formation
Pb Battle Mountain Formation
Ch Harmony Formation
Osc Scott Canyon Formation
Madison Minerals Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Core & RC Drilling
Virgin Area
2008

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10.2	Discussion

Drilling to date has outlined a mineralized area along the northerly trending Virgin Structural Zone (VSZ) containing both low grade stratigraphic controlled and locally high grade precious metal mineralization that can occur within flexures along the VSZ and at structural intersections with northwest trending cross structures. Mineralization is predominantly host by Antler stratigraphy.

Precious metal mineralization has been traced by drilling for 750 m (2,460 ft.) from near the southern claim boundary at 28,450N to 30,900N and 350 m (1,150 ft.) down dip from 5,200E to 4,000E and to a depth of 240 m (780 ft.) (Figure 19).

Section 28,750N (Figure 20) is from the southern drill area where wide-spaced RC drilling to the east through the boundary dump intersected mineralization within the VSZ. MAD-32 had the best results as it appears to have drilled at least in part down dip or into a cross structure.

Section 29,100N (Figure 21) is located at the structural intersection between the northerly trending VSZ and a northwest trending cross structure. A number of thick high grade intervals of mineralization have been intersected in the structural intersection including MAD-5, -43, -81 and -83. Shallow west dipping stratigraphic mineralization occurs at two intervals an upper usually more silver rich zone along the Edna Mountain and Antler Peak Formation contact and a lower more gold rich zone along the Antler Peak and upper Battle Formation contact.

Section 29,300N (Figure 22) is located in the next structural block north and shows similar mineralization to that on section 29,100N. Higher grade mineralization occurs in the steep west dipping VSZ and as lower grade shallow west dipping stratigraphic mineralization at two intervals an upper usually more silver rich zone along the Edna Mountain and Antler Peak Formation contact and a lower more gold rich zone along the Antler Peak and upper Battle Formation contact.

Section 29,700N (Figure 23) is located at the north end of the structural block near a second northwest trending cross structure. This northern area is not as well drilled as the previous section. Mineralization is again found within the steep west dipping VSZ and as shallow west dipping zones at the Edna and Antler contact and at the Antler and Battle contact.

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Districts, Lander County, Nevada, USA

Figure 19: Virgen Zone Mineralized Area with Cross Section Lines Depicted

29,700N
29,300N
29,100N
28,750N
6600
6800
6900
6700
6500
14,729,500 survey ftN
14,729,000 survey ftN
14,728,500 survey ftN
Symbols
Drill section line
Range, township; section line and number
Contour, 100 feet
Road
Mine dump
Claim boundary
Madison Minerals Inc.
Lander County, Nevada, USA
Lewis Property
Drill Section Locations

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Figure 20. Section 28,750N from the southern drill area of the Virgin zone. RC Drillhole trace with Au and Ag assays in ppm.

Madison Minerals Inc
Ag (ppm)
< 10.00
10.00 to 30.00
30.00 to 60.00
60.00 to 90.00
>= 90.00
Au (ppm)
< 0.25
0.25 to 0.50
0.50 to 1.00
1.00 to 2.00
2.00 to 5.00
>= 5.00
0
100ft
LEWIS PROPERTY
Battle
istrict
Lander County, Nevada U.S.A
SECTION 28750 NORTH
(+/- 19 ft window, facing North)

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Figure 21: Section 29100N from the the Virgin zone. RC Drillhole trace with Au and Ag assays in ppm.

Ag (ppm)
Au (ppm)
< 0.25
0.25 to 0.50
0.50 to 1.00
1.00 to 2.00
2.00 to 5.00
>= 5.00
0
100ft
LEWIS PROPERTY
Battle Mountain District
Lander County, Nevada U.S.A.
SECTION 29100 NORTH
(+/- 18 ft window, facing North)
Figure 17
Madison Minerals Inc.

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Figure 22: Section 29300N from the Virgin zone. RC Drillhole trace with Au and Ag assays in ppm.

Ag (ppm)
Au (ppm)
< 0.25
0.25 to 0.50
0.50 to 1.00
1.00 to 2.00
2.00 to 5.00
>= 5.00
0
100ft
LEWIS PROPERTY
Battle Mountain District
Lander County, Nevada U.S.A.
SECTION 29300 NORTH
(+/- 17 ft window, facing North)
Figure 18

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Figure 23. Section 29700N from the north end of the Virgin zone. RC Drillhole trace with Au and Ag assays in ppm.

Madison Minerals Inc.

Ag (ppm)
< 10.00
10.00 to 30.00
30.00 to 60.00
60.00 to 90.00
>= 90.00

Au (ppm)
< 0.25
0.25 to 0.50
0.50 to 1.00
1.00 to 2.00
2.00 to 5.00
>= 5.00

0 100ft

LEWIS PROPERTY
Battle Mountain District
Lander County, Nevada U.S.A.
SECTION 29700 NORTH
(+/- 16 ft window, facing North)

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Precious metal (gold-silver) mineralization following structure crosscuts all stratigraphic units. Mineralization is dominated by iron sulphides pyrite and traces of pyrrhotite and marcasite with lesser base metals (galena± sphalerite± chalcopyrite± arsenopyrite tetrahedrite). Gangue minerals are quartz±sericite±carbonates (calcite, dolomite, rhodochrosite, iron-carbonate). Mineralization occurs as disseminations, fracture-fillings, veins, fault breccias and replacements. Mantos and skarns are associated with areas of decalcification, especially within the calcareous Antler Sequence.

Mineralization is controlled by steep west and east dipping, north-trending faults and fracture zones (VSZ). Where these structures intersect crosscutting structures, steeply-plunging, high-grade shoots may develop. The bulk of the mineralization intersected in drilling comprises lower grade disseminations and fracture fillings controlled by stratigraphy, unconformities and bedding parallel shear within various brittle units like the Edna Mountain Formation and Upper Battle Formation conglomerates.

Gold and silver mineralization is accompanied by a distinctive suite of base metals (Pb-Zn-Cu-Mo) and trace elements (As-Sb, ±Mn, ±Hg, ±Bi).

Most of the drillholes (MAD-1 to MAD-174) intersected lower grade, fracture-controlled or disseminated mineralization. High-grade, structurally controlled mineralization was intersected in several of the drillholes including MAD-43, MAD-57, MAD-61 and MAD-81.

Step-out and infill drilling carried out in the Virgin Zone intersected both high grade and lower grade mineralization similar to that intersected in previous drilling, confirming and expanding the mineralized zone.

Preliminary drill testing of the historic Buena Vista Zone intersected mineralization in six of the seven holes drilled, confirming the potential of this mineral zone.

Silver values appear to increase to the north and down dip to the west.

The northwest cross structure has been traced for 100 m (330 ft.) from 4,800E to 4,500E.

Drilling has identified other potential structural intersections along the northerly trending VSZ.

Drilling has not tested the eastern splay of the VSZ and only locally tested the central splay.

Gold and silver values may be enhanced by oxidation and supergene enrichment occurring within the upper oxidized portions of holes drilled on the west sloping mountain above the valley bottom where oxidation is apparent to about 100 m (330 ft.) and deeper within structural zones. West of the Virgin Structural Zone where the Antler sequence is covered by the Golconda thrust and the overlying Havallah Formation oxidation is less intense and mainly confined to structures.

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As with all drill programs there were several factors that affect the reliability and accuracy of the data. These include: Poor recovery at the Antler limestone / Battle conglomerate contact and poor recovery in fault zones both of which can be mineralized but due to recovery the results may not be representative. Many areas with recovery problems encountered in the RC drilling have been redrilled with core. Core results indicate some variations in grade and thickness of the interval. There have been several narrow intervals with no recovery and as a result there are some gaps in the assay data.

10.3	Geotechnical Logging

The cores are geotechnically logged with the following parameters being routinely collected: core recovery, RQD (rock quality designation), and major structures.

10.4	Core Logging

Drill geologists conduct detailed core logging at the Madison warehouse in Battle Mountain. Logging is conducted on whole core prior to sampling. Each core is logged for lithology, oxidation, clay minerals, structure, veining, alteration and mineralization. The cores are logged as from / to intervals, with geological detail captured both as a brief description and as quantitative or semi-quantitative measurements where applicable (alteration and vein intensity). In addition to descriptive logging, structural geological features (foliation, compositional banding, contacts and veins) are measured. During the logging process core boxes are photographed using a digital camera prior to core sampling.

10.5	Reverse Circulation Chip Logging

Reverse circulation chip samples are collected at the drill site by washing and sieving coarse chips (>3mm) from a small randomly selected amount of sample material from each 1.5 m drill interval. Chips are placed in compartmentalized plastic trays, each containing 10 or 20, 1.5 m (5 ft.) samples. The trays are labeled for hole ID and drill intervals, then sealed and transported to the Madison warehouse for logging by the drill geologist.

Chip trays are logged for rock type, colour, oxidation, oxide minerals, clay minerals, structure, alteration and mineralization, providing a comparable dataset to the drill core logs. Drill chip trays are photographed using a digital camera and the photos are stored on the company computer.

10.6	Insertion of Field Blanks, Duplicate Samples and Standard Reference Materials

A combination of field blanks, duplicate samples and Standard Reference Materials have been inserted into the sample stream by Madison for QA / QC purposes during the course of their 2008 drilling program.

The number and type of samples inserted have varied for RC and core drilling and continues to evolve based on recommendations and findings. During 2008, Madison generally included one field blank, one duplicate sample and one standard reference

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material in each batch of twenty samples submitted for assay, in line with industry standards.

11	Sample Preparation, Analysis, and Security

11.1	Sample Collection and Shipping

11.1.1	Soil Sampling

Individual soil samples comprise several hundred grams of sample material collected at a depth of 10 to 40 cm (4 to 16 in.) or more. Sample material is highly variable, ranging from well-developed organic rich soils in valley bottoms to gravely, rocky soil material covering much of the property. Some material has been transported, at least locally, but most has formed in situ.

11.1.2	Drill Core

Drill helpers at the diamond drill retrieve the core from the core barrel and place it into core boxes divided into four (HQ) or five (NQ) spaces, each about one metre in length. Drilling staff measures the core footage and insert depth blocks at the appropriate position in the core box. Each core box leaving the drill site is labeled with its hole identification number and box number clearly marked. Temporary lids are used to close the core boxes before transportation.

Core boxes containing core are carried from the drill site to the core logging area located in Madison’s Battle Mountain warehouse in company pick-up trucks. Although care is taken in transport of the boxes, the core inevitably endures some tipping and shaking during transport across the rugged terrain. On arrival at the core logging area, the core boxes are arranged in chronological order on purpose-built core racks.

Systematically working along the chronologically arranged core, the core is measured and marked in one metre intervals. Subsequently the depth interval is marked on the core box using a permanent marker.

Following core mark-up, logging, and photography, 1 metre sample interval tags are inserted into each box prior to being taken to the designated core cutting area at Carlin Trend Mining Supplies and Service in Elko, Nevada. Core is cut in half using a circular rock saw. Water used to lubricate the saw is not re-circulated. One half of the core goes back into the core box for storage accompanied by its unique sample tag and the other half is placed in an individually marked sample bag with a duplicate of the same unique sample tag. As much as possible, the sampled core is taken from the same half-split (consistent side).

All samples are one metre in length and every metre drilled is sampled. Samples were picked up by SGS personnel.

Drill core sampling conducted by Madison is in line with industry standard practices. The samples are representative of the intervals drilled and no factors that may have resulted in sample biases were observed.

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11.1.3	Reverse Circulation Drill Chips

RC drill cuttings are collected individually, each 1.5 m interval in a separate numbered bag. Sampling procedure for each hole drilled entailed an initial open return of cuttings from surface to a depth of 1.5 to 6 m (5 to 20 ft.), at which point casing is usually inserted. Once casing was inserted, the cuttings returned through the drill string annulus to the sample collector. A drill run, generally 6 m (20 ft.), comprised four 1.5 m (5 ft.) sample intervals. The hole was then blown clean prior to depressurization and adding the next 6 m (20 ft.) of drill pipe. There is a lag time delay from the start of drilling until the cuttings arrive at the collector. This lag time increases with depth and must be adjusted when timing the sample interval to assure a constant sample length and volume. All drillholes were sampled continuously, with cuttings collected for each 1.5 m (5 ft.) interval drilled. Drill cuttings were placed in individual sample bags and marked with the hole number and the linear interval sampled. Samples were collected either dry or wet.

Dry sampling was undertaken only in the upper portions of all drillholes. Drill chips and fine cuttings were blown from the bit face up the outside of the bit into the return cross over and then up the internal annulus of the drill string and collected in a separator. The material representing the 5 ft. drill interval was then dumped from the separator passing through a rotary mechanical splitter producing two equal volume samples. One sample is stored as a back-up for any additional analysis. The duplicate sample was shipped to SGS preparation laboratory in Elko, Nevada, USA for crushing and pulverizing prior to analysis conducted at SGS laboratory in Toronto, Ontario, Canada.

Wet sampling was conducted as soon as the casing was set. Drill cuttings are carried up from the bit face by the injected drill fluid, passing into the cross over and up the internal annulus of the drill string to a cyclone separator where two equal volume samples were collected for each 1.5 m (5 ft.) drilled.

A small portion of sieved drill cuttings are collected from each 5 ft. interval and stored in sample trays for later examination and geological purposes.

When artesian or formational water is intersected recovery can become poor, resulting in smaller sample volumes. Large volumes of inflowing formation water can cause hole washing, caving and contamination problems. These are evident due to increased sample volumes and exotic material from formations previously drilled. Other recovery problems encountered include broken and badly fractured ground, open caves or lost circulation, which also results in small sample volumes. The Antler Peak and Battle Formations generally are the most difficult to drill.

The RC sampling practices used on-site by Madison are generally in line with industry standard practices and the samples are representative of the intervals drilled.

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11.1.4	Shipping

Analytical samples were shipped in company trucks to the SGS preparation laboratory in Elko. After preparation, split samples are shipped by commercial freight to SGS in Ontario and TSL in Saskatchewan, Canada for further preparation and analysis.

All split drill core RC chips and duplicate samples and previous drill samples are stored in purpose-built core racks located in a secure storage in Battle Mountain. Samples are kept for future reference or reanalysis, if necessary.

11.2	Sample Preparation, Analyses and Security

All laboratories utilized by Madison throughout their exploration campaigns on the Property are fully independent. Staff from SGS Elko facility oversee all stages of sample preparation and their shipment for the 2007 and 2008 drilling samples.

All split half diamond drill core and RC sample splits are placed in clean stainless steel trays for drying in the Elko laboratory. RC samples are sun dried and any excess moisture is removed during oven drying for 5-6 hours at 65º-70º C.

All RC chips and drill core samples are crushed using a primary jaw crusher to a minimum of 70% passing through a –10 mesh (2.0 mm) screen then further processed by pulverizing them to 95% passing a –150 mesh (106 µm) screen. A sample split is packaged for shipment to SGS in North York, Ontario and TSL Laboratories in Saskatoon, Saskatchewan.

Personnel from SGS Elko preparation laboratory collected all sawed core samples from Carlin Trend’s core cutting facility in Elko and picked up most of the RC samples from the Lewis Property drill sites. Samples not picked up by SGS personnel were delivered to the SGS preparation laboratory by Madison personnel. SGS then sorted, dried, weighted, crushed, split, and pulverized all core and RC drill samples prior to shipping a 250 g split from each sample by freight to SGS in Ontario and TSL Laboratories in Saskatchewan.

Madison was able to track samples using a sample shipment list, created on site and sent to their office in Vancouver and TSL Laboratory in Saskatoon and SGS Laboratory in Toronto who confirmed receipt of all samples. Sample shipment arrival times could be tracked via the commercial freight company. No samples were lost in transport and no tampering has been reported to date.

11.3	Gold Analysis

Project sample gold analysis is initially a fire assay with atomic absorption finish (FA/AA) with a 5 ppb detection limit. Assay results that exceed a specified limit are reanalyzed using fire assay with a gravimetric finish (“FA/GRAV”).

Assay samples were weighed out into 30 g analytical samples and the switch to FA/GRAV method was set to FA/AA results exceeding 1 g/t Au.

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Fire assay oven samples are loaded into assay trays holding 24 samples. Twenty Lewis samples are accompanied by four TSL internal QA/QC samples (two pulp duplicates, one gold Standard Reference Material (SRM) and one blank).

In addition, TSL did a multi-element ICP geochemical analysis on all samples.

TSL Laboratories completed the ISO/IEC 17025 Accreditation in 2004 and is Accredited Laboratory No.538.

SGS Lakefield Labs also has ISO/IEC 17025 Accreditation. They provided duplicate split gold Fire Assay analysis for all core and RC samples.

11.4	Bulk Density Data

A preliminary bulk density data collection program was initiated in 2008. There are 488 bulk density determinations of core samples using a weight-in-air versus weight-in-water methodology. In general, samples were taken approximately every 10 m to include all rock and alteration types. Data is indexed to lithological records by drillhole ID and sample depth.

11.5	Quality Assurance and Quality Control

A program of check analysis has been implemented to evaluate and validate assay results received from the exploration drilling by Madison on the Lewis Property. The core and reverse circulation drill program undertaken by Madison in 2007-2008 resulted in the collection of 6,997 gold analyses in 2007 and 7,397 gold analyses in 2008. These analyses were performed at the laboratory facilities of SGS in Toronto, Ontario, Canada and TSL Laboratories in Saskatoon, Saskatchewan, Canada. In addition, 14,377 multi-element ICP analyses were performed by TSL over the two years.

In 2007 and 2008, Madison utilized Ali Shakar (P.Geo.) of Lions Gate Geological Consulting (LGGC) to undertake a review of the project’s data. On the basis of these reviews, LGGC provided commentary and recommendations.

In 2008, as a general practice, for each batch of twenty samples Madison included one blank, one duplicate and one standard reference material sample.

11.5.1	Blanks

Throughout the 2007 drill program, no blanks were included in the sample shipments. In 2008, Madison started using reject material derived from previous RC drilling as blank material. Madison used selective RC drill cuttings which had returned no or low results on previous assaying and were thought to be void of any mineralization to reduce any anomalous result in the blank material and no contamination between samples is apparent in the blank sample results. Some variability was noted in the blank material chosen for analysis and a more rigorous selection of material is required to ensure it is void of any mineralization.

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11.5.2	Duplicates

The duplicate results showed good reproducibility of the original results illustrating good performance by the laboratory. Samples with very high gold grades show more variability due to the heterogeneous distribution of the gold.

11.5.3	Standard Reference Material Samples (SRMs)

Standard reference material samples (SRMs) are used to ensure that the analytical results reported to the public are reasonably accurate and reliable for resource estimation purposes. SRMs are pulped rock material purchased commercially or custom created from rock material that has been subjected to multi-laboratory round robin analysis and has a certified expected value and a standard deviation, to allow for variance of the SRM material and minor analytical differences between assay laboratories.

When submitted with assay samples, the SRM results are checked against the accepted ranges provided on the SRM certificate, usually two or three standard deviations from the average grade assigned to the SRM. Typically for gold, if a single SRM result is found to exceed three standard deviations then the results from the batch of samples is considered unreliable and should be re-assayed. If an isolated SRM assay result is found to exceed two standard deviations, this can be considered acceptable. However, if two consecutive SRMs exceed two standard deviation results then those batches should be re-analyzed. Sample results associated with a failed SRM should not be relied upon and held in quarantine until the samples are re-analyzed.

The SRMs used for the Lewis Project are purchased from CDN Laboratory in Vancouver. In 2008, geologists insert SRM samples into the sample stream as part of their regular logging and onsite sampling procedure. The protocol is that the geologist selects an SRM with an equivalent grade to that anticipated for the interval on either side of the SRM.

Table 11. CDN Laboratory Standard Reference Material used at the Lewis Property.

SRM Name	Value Au g/t	Std Dev. Au g/t	+2std dev. g/t	-2std dev. g/t	+3std dev. g/t	-3std dev. g/t
GS-P5B	0.436	0.022	0.48	0.392	0.502	0.37
GS-1P5A	1.37	0.06	1.49	1.25	1.55	1.19
GS-1P5B	1.46	0.06	1.58	1.34	1.64	1.28

11.5.4	Record Keeping for Traceability

During drilling, logging, sampling and shipping multiple data keeping systems are employed. Most data in the field are recorded in written form: in field books, maps, log books, sample sheets, logging forms, or shipping forms. The field data is later recorded in the onsite company computers. All hard copy forms are stored onsite and / or at the Madison office.

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Geological logging is conducted with the aid of ruggedized laptop computers. All files containing geological and summary logs are stored on the project computer and sent by e-mail on a daily basis to management and the data management consultant, Nowak and Associates (Dave Nowak P Geo.), Vancouver. Data verification is carried out on the data received and any errors in labeling or sample sequence identified during this process can usually be traced back to source and corrective action taken.

11.5.5	Data Storage and Security

Hard copies of all field data are stored and filed at the Vancouver office. Field maps, sections, trench plans, and field sketches are scanned and sent to management and Nowak in Vancouver where paper copies are made and stored. Paper copies of the drill logs and corresponding original SGS & TSL assays are generated and stored at the Madison office in Vancouver.

11.5.6	Computer Data

All computer data including the photographic records of drill core and RC chips were stored on site in the company computer and the data was periodically transferred to the main office in Vancouver.

Data from third parties such as laboratories or survey contractors are generally supplied in digital and printed form. Nowak and Associates store digital files from surveyors and assay labs in their original format, in addition to integrating them into the master database.

All project electronic data received and generated by Nowak and Associates is backed up on a scheduled basis to an external hard drive. In addition, the latest digital database is distributed to offsite contractors, Lakehead Geological Services Inc. for plotting and analysis.

11.5.7	Conclusions

Based on a review of the practices observed on site and discussions with geological staff and consultants, the author believes that current sample preparation, analysis, and security practices generally meet or exceed industry standards.

12	Data Verification

The following sub-sections describe the verification of exploration data undertaken and include checks of assay certificates against the master database and the results from the QA/QC program. In the author’s opinion, the number of verification samples collected and analyzed is adequate for the purposes used in the Technical Report and there is no reason not to rely upon the data.

12.1	Verification of Database from Assay Certificates

In April 2008, and again in 2009, Madison verified assay results recorded in the drillhole database with copies of assay certificates from SGS and TSL Laboratories. All of the reverse circulation and core assay data to December 2009 have been checked

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and verified and no inaccuracies were found. Dave Nowak and the author reviewed and updated the QA/QC data analysis.

12.2	Independent Data Review and Verification

On July 26-27, 2013 the author visited the property to confirm the location of the 2007, 2008, and earlier drilling. The site visit was also designed to gain a familiarity of the geology and distribution of mineralized zones to gauge the overall prospectivity of the property and to be able to make succinct, feasible work program recommendations.

Several drill collars were located and identified with coordinates recorded using a hand held GPS for comparison with the drillhole database. Several of the drill roads on the southern boundary of the property, drill sites that tested the mineralized boundary dump, as well as drill sites that tested the southern portion of the Virgin Structural Zone were found to be covered with capping material as part of Newmont’s environmental management program.

Surface mineralization was not observed within the property by the author due to poor exposure and the fact that most in situ surface mineralization was mined out historically. Waste dumps from the Buena Vista adit were examined and found to be high in sulphide content. The Virgin Structural Zone, as well as the major lithological units within the property, were observed in outcrop.

The drill core was found to be in good order, stored securely in a storage facility in Battle Mountain. The core is catalogued and stored in labelled core boxes organized by hole in core racks. Halved HQ core was available for review for all of the core drilling completed by Madison. Chip trays containing representative material of the RC drilling collected for geological logging purposes are stored in an organized manner at the core storage facility. Duplicate RC samples were split directly at the drill during the drilling program. RC duplicates for all of the 2008 drilling and intersections of interest from the 2007 and earlier drilling were available at the storage facility.

Major lithologies and sulphide mineralization were logged from the holes that were sampled. The mineralization appears to be structurally controlled with more prevalent mineralization present in more intensely fractured / sheared zones as well as horizons with higher carbonate content which acted as chemical traps.

All spatial, geological, and geochemical information collected during the July 2013 site visit matched with the drillhole database. The author’s observations from outcrop, drill core and RC chips fit with the current understanding and interpretation of high angle structurally controlled mineralization within the Lewis Property.

12.3	Independent Assay Verification

A total of 13 verification samples, comprised of four core and nine RC, were collected by the author. The samples were collected from drillholes that represented the entire drilled area focussing on zones with anomalous precious and/or base metal intersections. As no core saw or splitter was available, only partial duplicate samples were collected of the drill core in order to leave a representative sample for future work. Full RC duplicates were submitted for analysis.

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Verification sa ples were submitted to ALS Chemex, Elko for sample preparation. Samples were then shipped to ALS Chemex, Vancouver for fire assay and multi-element ICP analysis (Appendix 5). Methodology and procedures are available on the ALS Chemex website.

Some variance in the gold results between the verification samples and the drillhole database was observed. The overall trend of the gold values agrees well between the two datasets (Figure 24). Th variance is likely due to a nugget effect caused by coarse gold in the mineralized zones. Base metal and silver values agree extremely well between the two datasets, with trends in silver, lead and zinc overlying almost perfectly (Figures 25, 26 and 27).

Figure 24. Comparison of gold assay results from independent sampling.

Figure 25. Comparison of silver assay results from independent sampling

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Figure 26. Comparison of lead ICP results from independent sampling

Figure 27. Comparison of zinc ICP results from independent sampling.

12.4	Performance of Quality Assurance and Quality Control Samples

12.4.1	Data

In 2007 and 2008, at total of 14,394 samples were analyzed for gold (Appendix 5). ICP data included 14,377 multi-element analyses. At the time of the review in July 2013 there were a total of 12,870 m (42,350 ft.) RC and 6,158.7 m (20,2075 ft.) core hole assay results in the Lewis Project database.

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12.4.2	Performance of Field Blanks

Results from the blanks submitted to TSL for analysis during 2008 indicate that fifteen blank samples excee ed a 0.2 g/t Au value (Figure 28). None of the failures were associated with any known mineralization.

Figure 28. Blank samples from the 2008 drill program showing go old assays.

12.4.3	Performance of Duplicate Samples

In 2007 and 2008, Madison submitted duplicate splits from the same sample for analysis at SGS as a check of the samples analyzed by TSL. The results of the check assay program show a lack of analytical bias and good reproducibility of gold values from samples processed by the two labs (Appendix 5).

12.4.4	Performance of RC Field Duplicates

In 2008, RC duplicates were submitted to TSL for analysis as part of the QA/QC program. The data shows that the duplicate pairs have similar results and indicate a lack of bias and good reproducibility between the original and the duplicate sample. Although the deviation appe rs high, it probably does not reflect errors introduced by the sampling or assaying procedures, but is more related to heterogeneity of the deposit that is better reflected in the RC split than in core (Appendix 5).

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12.4.5	Performance of Standard Reference Material

During 2008, SRM samples were submitted to SGS and TSL for analysis as part of the QA/QC program. Most of the SRM assay results are acceptable and generally fall within t o standard deviations from the mean and show no evidence of analytical bias. Several results were beyond the two standard deviations; they were not associated with any known mineralization (Figure 29).

As well as the three SRMs listed in the table above (Paragraph 14.3), four additional SRMs were used. There were not a sufficient number of analyses performed to provide a statistical analysis of the performance for these samples.

Figure 29. Gold standard 1P5B from 2008 RC drill program

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13	Mineral Processing and Metallurgical Testing

Fragmentary historic correspondence suggests that Golden Phoenix sent RC drill samples from the Lewis Property for metallurgical testing at the Cove Mine in 1998/99. Data indicated that these samples gave positive treatment and recovery results. As this data could not be verified, it should not be relied upon. Additional metallurgical testing is required

14	Mineral Resource Estimates

There are currently no NI 43-101 compliant mineral resources or mineral reserves identified on the Lewis Property.

15	Adjacent Properties

The information contained in this section is not considered material to this Technical Report. The information is shown only for general interest of the land holdings and activities in the region. The information in this section was extracted from public domain documents, most of which come from the websites of the claim holders and from the SEDAR www.sedar.com.

The author has not verified the information contained in this section of the report and such information is not necessarily indicative of the mineralization on the Lewis Property.

The Lewis Property is bordered on all sides by other mineral claims held by Newmont Mining Corp. the largest landholder in the area. To the south is the adjacent Filippini claims and further south the Independence Mine. A number of gold deposits have been discovered in the area covered by these exploration areas and one mining operation has been commissioned (Newmont’s Phoenix Mine in 2006). All regional prospects appear to be associated with Tertiary age intrusions and / or northerly and northeast to northwest trending structural zones. Figure 29 shows the approximate locations of the adjacent properties.

15.1	Newmont Mining Corp. Phoenix Mine

The Phoenix Mine started out as an underground copper mine at Copper Canyon. The mine was acquired by Duval Corp. in the early 1960’s from American Smelting and Refining Co. (ASARCO). They mined the deposits as an open pit Cu-Au-Ag mine from 1967 to 1984. In the late 1970’s, with rising precious metal prices, the mine switched and became a gold-silver mine with the discovery of skarn mineralization at the Tomboy and Minnie. It became a new company under the name Battle Mountain Gold who mined the newly discovered Fortitude deposits. Battle Mountain later merged with Hemlo Gold Mines and in 1999 indicated the new deeper Phoenix Mine contained 4.5 million oz. of gold resources. The Mine was acquired by Newmont in January 2001 and production started in late 2006. The Phoenix Mine produces about 200,000 oz. gold, 900,000 oz. silver and 19 million lbs. of copper annually.

The mineral deposit type(s) discovered to date are high-grade, structurally controlled fault/veins and low-grade, disseminated precious metals skarns and replacements

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associated with north-trending structures and Tertiary intrusives. Examples of these types of mineralization have been documented and mined at the Copper Canyon-Fortitude-Phoenix Mine belonging to Newmont Mining and include the Upper and Lower Fortitude, Nex, Tomboy-Minnie, Reona, West and East deposits (Kennedy, 2000).

The geologic information from the adjacent Phoenix Mine deposits and the comparison with the adjoining Lewis property is in no way indicative that a mineral deposit of similar size or grade does occur or will be found on the Lewis property.

In Nevada Bureau of Mines and Geology Bulletin 109, Jeff L. Doebrich writes:

Late Eocene granodioritic stocks and dikes were emplaced, primarily in north and northwest-striking structural zones. Some of these, particularly the granodiorite of Copper Canyon and the northwest-trending granodiorite porphyry dikes at the Buffalo Valley mine, were responsible for significant gold, silver and base-metal skarn, replacement and vein deposits. The Copper Canyon area alone has produced about 112 metric tons (3.6 million ounces) of gold and 663 metric tons (21.3 million ounces)

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Figure 30. Madison Minerals Lewis Property with adjacent Newmont Mining claims.

N
1,600,000 survey ftE
1,610,000 survey ftE
R43E
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
T32N
T31N
Newmont Mining
Newmont Mining
Newmont Mining
Newmont Mining
Newmont Mining
Newmont Mining
Newmont Mining
Lewis Property
(Phoenix Joint Venture)
Filippini-Gorman Project
Eldorado Patent
NEWMONT MINING
Phoenix Mine
Independence Project
Symbols
U.S. public lands survey grid (Township and Range)
Newmont Mining Corporation
Americas Gold Exploration, Inc.
General Metals Corporation
Madison Minerals Inc. Golden Predator
Madison Minerals Inc.
Battle Mountain district
Lander County, Nevada, USA
Lewis Property
Adjacent Properties
Figure 20
0
2,640
5,280
feet

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of silver (Wotruba et al, 1988). Deposits related to the Copper Canyon porphyry copper mineralizing system exhibit concentric metal zonation away from the intrusive centre of the granodiorite of Copper Canyon (Roberts and Arnold, 1965; Theodore et al, 1990). Copper and copper-gold deposits are proximal to the intrusive centre, gold-silver deposits are present in a zone outward from these, and lead-zinc-silver deposits are present in a distal zone. Gold-silver deposits include the Fortitude skarn deposits (Wotruba et al, 1988; Meyers and Meinert, 1991). Three factors were important in localizing the deposition of ores: (1) proximity to an intrusive body, (2) faults which served as conduits for magma and hydrothermal fluids, and (3) reactive (calcareous) host rocks.

The Fortitude gold-silver skarn deposit is to date the most economically significant producer of the Copper Canyon area, having produced 71.5 metric tons (2.3 million ounces) of gold and 336 metric tonnes (10.8 million ounces) of silver. The deposit included upper and lower ore zones that formed in place on opposite sides of the north-striking, west-dipping Virgin Fault and the granodiorite porphyry dike that intruded it. The upper ore zone, located east of and in the ft. wall of the fault, formed in calcareous siltstone and conglomerate of the Battle Formation. Ore of the upper zone was largely discontinuous due to strong structural control and selective sulphide replacement of thin calc-silicate pods and lenses aligned along faults and fault intersections (Wotruba et al, 1988). The lower ore zone, which constituted the bulk of the deposit, formed in the Antler Peak Limestone that was located west of and in the hanging wall of the Virgin Fault. The lower ore zone was stratiform and stratabound and consisted of a prograde clinopyroxene-garnet skarn assemblage overprinted by a retrograde skarn assemblage of actinolite, chlorite and epidote and late-stage calcite. Common sulphides included pyrrhotite, pyrite, marcasite, arsenopyrite, chalcopyrite, sphalerite and bismuthinite. Bi-tellurides (for example, hedleyite) and hessite were present in much lesser amounts. Native gold and electrum were present as inclusions in pyrrhotite and in late-stage calcite cutting garnet, suggesting more than one episode of gold deposition. North- and northeast-trending high-grade zones merged into one zone toward the south end of the deposit. These zones corresponded to mapped faults and zones of garnetiferous clinopyroxene skarn. Garnetiferous zones in the pervasive clinopyroxene skarn are believed to represent higher temperature assemblages that formed proximal to structures that channelled hydrothermal fluids, possibly antithetic to the Virgin Fault.

Sulphide mineralization at the Phoenix Mine is vertically and concentrically zoned about intrusions and along northward trending structural conduits. The mineral zones roughly correspond to the silicate mineral alteration zones with an inner copper-gold, middle gold-silver, outer lead-zinc-silver-gold and possible distal arsenic-antimony zonation.

15.2	Independence Mine

The Independence Mine located approximately three hundred meters south of the Lewis south property boundary. The mine operated intermittently from 1938 to 1987 with historic production by various operators of approximately 750,000 oz. silver and 11,000 oz. gold. Current near surface oxide resources have been the focus of recent exploration and are reported to be a measured and indicated 200,000 oz. gold and 3.6

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million oz. silver (Ashton and Nunnemaker, 2011). The deep skarn target was initially drilled by Noranda 1984-86 and later by Great Basin Gold 1997 and it has a measured and indicated resource of 750,000 oz. gold (Ashton and Nunnemaker, 2011). The property is held by General Metals Corp. In January of 2013, they entered into an agreement with Open Gold Corp. More information is available on their website.

Table 12. Historic independence deep drill results.

Hole	From m (ft.)	To m (ft.)	Width m (ft.)	Grade Au * g/t (opt)
IND-01	882.4 (2895)	896.1 (2940)	13.7 (45)	5.4 (0.157)
IND-02	903.7 (2965)	906.4 (2974)	2.7 (9)	5.0 (0.145)
IND-04	740.7 (2430)	748.3 (2455)	7.6 (25)	4.6 (0.134)
	891.5 (2925)	896 (2940)	4.5 (15)	14.8 (0.431)
	928.1 (3045)	931.1 (3055)	3 (10)	10.9 (0.319)
IND-05	873.3 (2865)	884 (2900)	10.7 (35)	2.57 (0.075)
	999.7 (3280)	1019.5 (3345)	19.8 (65)	2.0 (0.060)
IND-06	687.3 (2255)	698 (2290)	10.7(35)	5.0 (0.145)
IND-07	617.2 (2025)	623.3 (2045)	6.1(20)	4.1 (0.120)
	791 (2595)	793.1 (2602)	2.1(7)	4.6 (0.133)
	887 (2910)	896.1 (2940)	9.1(30)	9.8 (0.285)
	921.4 (3023)	925.6 (3037)	4.2(14)	3.2 (0.094)
WI-001	964.4 (3164)	968 (3176)	3.6(12)	15.2 (0.445)
	1004.9 (3297)	1006.4 (3302)	1.5(5)	74.0 (2.160)

15.3	Filippini Property

The adjacent Filippini claims are located 75 m from the south Lewis boundary and lies between Lewis and the Sunshine pit and the southern Independence Mine claims. These claims are surrounded by Newmont ground. Barrick and Homestake drilled the property in 1988-89 as part of their evaluation of deep skarn mineralization. Six deep holes tested the deep skarn with positive results. The claims are held under option by America’s Gold Exploration Inc. (AGEI)

Table 13. Historic deep drill results on the Filippini property.

Hole #	From mm (ft.)	To mm (ft.)	Width mm (ft.)	Grade Au * g/t (opt)
F-1	787.6 (2584)	816.9 (2680)	29.3 (96)	5.89 (0.170)
F-1A	826 (2710)	838.2 (2750)	12.2 (40)	3.22 (0.094)
F-3	804.7 (2640)	813.8 (2670)	9.1 (30)	5.79 (0.169)
F-6	804.7 (2640)	816.7 (2679.5)	12 (39.5)	8.20 (0.239)

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

16	Other Relevant Data and Information

. The author is not aware of any other information of a material nature relating to the Lewis Property. There is no information relating to the property, mineralization, metallurgical, environmental or social issues known to the author not mentioned in this report.

17	Interpretation and Conclusions

The Lewis Property continues to be of merit as most holes drilled to date have intersected precious and base metal mineralization with anomalous grades and widths, including high-grade results in several drillholes.

Madison’s 2007-2008 reverse circulation drill program included 27 core drillholes (6,158 m / 20,208 ft.) and 58 RC holes (12,744 m / 41,810 ft.) totalling 18,984 m (62,018 ft.) testing stratigraphic and structural targets along a 610 m (2000 ft.) north-south strike extent of the Virgin Structural Zone and down dip for 350 m (1,150 ft.) to a depth of 240 m (780 ft.). The objectives of this phase of drilling were to confirm and expand the along strike and down dip extension of mineralization identified by previous drilling. Drilling successfully met its objectives. Precious metal mineralization was encountered in most of the Virgin drillholes, including high-grade results in several drillholes.

Compilation and interpretation of previous drill results and Madison’s recent drill information confirm that the mineralizing system (The Virgin Structural Zone) continues on the Lewis Property for some distance. These results also indicate that the Virgin Structural Zone is open to expansion in all directions.

Mineralization intersected in drilling is most commonly hosted by rocks of the Antler Sequence (Edna Mountain, Antler Peak and Battle Formations) and the underlying Harmony Formation. It can be categorized as:

  relatively narrow, structurally controlled, higher grade precious metal mineralization;

  thicker, but lower grade, precious metal disseminations controlled by stratigraphy; or

  structural intersections with higher grade precious metals.

Precious metal mineralization is accompanied by a distinctive suite of base metals (Pb, Zn, Cu, Mo) and trace elements (As, Sb, Bi, Cd, Mn, and Fe). Analytical results from drill core and from the 2013 confirmation sampling indicate that the mineralized material within the Lewis Property displays a nugget effect in respect to gold. Further analytical test work is required to determine the exact nature of this nugget effect and how it may affect reported grades to date.

Further work is required in order to determine the true thickness of the mineralized zones encountered throughout the Property. This work will aid in future exploration efforts and help prioritize the mineralized zones based on merit.

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Due to the highly fractured nature of the structurally controlled mineralized zones within the property it is imperative that a combination of RC and diamond drilling continued to be utilized in order to obtain representative intersections through the zones. Poor sample recovery through these zones may lead to over or under estimating their potential.

Additional areas of exploration interest on the Lewis Property include the western Copper Canyon-Buena Vista and the easterly Trinity - Cow Canyon Structural Zone.

18	Recommendations

Based on the results, interpretations, and conclusions of work to date, a reinterpretation of the previous induced polarization and TITAN-24 geophysical survey data is recommended prior to undertaking any additional drilling to expand the strike extent of the Virgin Zone or the Buena Vista Zone. Concurrent with the processing and reinterpretation of the ground geophysical data, it is recommended that the drilling data be compiled into a validated database and modelled in 3D in order to identify any deficiencies or gaps in the data which would impeded a preliminary resource estimation. The 3D modelling and drill data compilation should initially be focussed on the VSZ as this is the most advanced prospect on the Lewis Property.

Analytical results for precious metals, especially gold, display a nugget effect with some samples yielding a wide range of values. It is recommended that further evaluation of the gold mineralization be completed and that a continuing program of re-analysis and check gravimetric analysis be used to monitor the results. Ore petrology studies of the nature and occurrence of the course gold should supplement the analytical check program.

It is also recommended that preliminary exploration be initiated on several of the other known mineralized zones including the Trinity and Buena Vista areas. Initially, these areas should be evaluated by grid-controlled rock and soil geochemical sampling, geological and structural mapping followed by geophysics (magnetics and Induced Polarization).

The digital database should be continuously maintained and updated with new data from subsequent programs.

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

18.1	Proposed Work Budget

Phase 1

1)	Drill Analysis, modelling and Geophysical processing and interpretation		Subtotal: US$80,000

2)	Grid Locations – Buena Vista and Trinity Zones
	50 km @ $500/km	$25,000	Subtotal: US$25,000

3)	Geology, prospecting & geochemistry –Buena Vista and Trinity
	Personnel wages	$52,500
	Room & Board	8,000
	Truck Rental	6,000
	Sample Analysis (300 Rx samples @ $35)	10,500
	Geochem sample analysis (1500 @ $30)	45,000
	Travel	9,000
	Contingency	10,000	Subtotal: US$140,000

4)	Detailed geology, prospecting & geochemistry –Buena Vista and Trinity
	Personnel wages	$50,000
	Room & Board	8,000
	Truck Rental	6,000
	Sample Analysis (100 Rx samples @ $35)	3,500
	Geochem sample analysis (1000 @ $30)	30,000
	Travel	7,500
	Contingency	5,000	Subtotal: US$110,000

			Total: US$355,000

Contingent on positive results from Phase 1 program follow up Phase 2 program is recommended.

Phase 2

1)	Geophysics – Buena Vista and Trinity Zones
	Magnetometer (50 km @ $500/km)	$25,000
	Induced Polarization (40 km @ $2,000/km)	80,000	Subtotal: US$105,000

			Total: US$105,000

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19	References

There is extensive literature on the geology and mineral deposits of Nevada available at the Geological Society of Nevada (GSN), however, the following references used in the preparation of this report are considered to be the most pertinent.

Doebrich, J. L., 1992, Preliminary geologic map of the Antler Peak 7.5 minute quadrangle, Lander County, Nevada: USGS, Open-file Report 92-398, scale 1: 24,000.

Doebrich, J. L., 1994, Preliminary geologic map of the Galena Canyon 7.5 minute quadrangle, Lander County, Nevada: USGS, Open-file Report 94-664, scale 1: 24,000.

Doebrich, J. L., 1995, Geology and mineral deposits of the Antler Peak 7.5 minute quadrangle, Lander County, Nevada: Nevada Bureau of Mines and Geology, Bulletin 109, 44p.

Doebrich, J.L., and T.G. Theodore, 1996, Geologic history of the Battle Mountain mining district, Nevada, and regional controls on the distribution of mineral systems, in Geology and ore deposits of the American Cordillera: Geological Society of Nevada Symposium Proceedings, 1995, A.R. Coyner and P.L Fahey, ed., pp 453-483.

Hill, J. M., 1915, Some mining districts in northeastern California and northwestern Nevada: USGS, Bulletin 594, 200p.

Kennedy, L. ed., 2000, Ore deposits of the Battle Mountain area, Nevada: Geological Society of Nevada Symposium 2000 Field Trip Guidebook No. 5, 172p.

Kotlyar, B.B. et al, 1998, Geochemistry of the Au-skarn Environment at Copper Canyon, Battle Mountain Mining District, Nevada: in Mineralized Intrusion-related Skarn Systems, D.R.

Lentz ed., Mineralogical Assoc. of Canada, pp. 415-443.

Johnson, M.K., 2001, Structural and Temporal Setting of the McCoy-Cove System, Lander County, Nevada: GSN Special Pub #33 Regional Tectonics and Structural Control of Ore: Major Gold Trends of Northern Nevada, p301-326.

Johnson, M.K. and M.W. Ressel, 2004, Carlin-Type and Distal-Disseminated Au-Ag Deposits: Related Distal expressions of Eocene Intrusive Centres in North-Central Nevada: SEG

Newsletter #59 Oct. 2004, p 11-18.

Meyers, G. I., and L. D. Meinert, 1991, Alteration, mineralization and gold distribution in the Fortitude gold skarn: in Raines et al., eds., Geology and Ore Deposits of the Great Basin symposium proceedings, Geological Society of Nevada, Reno, April 1-5, 1990, pp. 407-417.

Ray, G.E., 1998; Au Skarns, in Geological Fieldwork 1997, British Columbia Ministry of Employment and Investment, Paper 1998-1, pages 24H-1 to 24H-4.

Ray, G.E., 1988; Characteristics of Gold Skarns. B.C. Geological Survey. www.em.gov.bc.ca/mining/Geolsurv/Metallicminerals Roberts, R. J., 1964, Stratigraphy and structure of the Antler Peak quadrangle, Humboldt and Lander Counties, Nevada: USGS, Prof. Paper 459-A.

Roberts, R. J. and D. C. Arnold, 1965, Ore deposits of the Antler Peak quadrangle, Humboldt and Lander Counties, Nevada: USGS, Prof. Paper 459-B.

Teal, L. and M. Jackson, 1997 Geologic Overview of the Carlin Trend Deposits and Descriptions of Recent Deep Discoveries: SEG Newsletter #31, Oct. 1997

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Theodore, T. G., 1991a, Preliminary geologic map of the North Peak quadrangle, Humboldt and Lander Counties, Nevada: USGS, Open-file Report 91-429, scale 1: 24,000.

Theodore, T. G., 1991b, Preliminary geologic map of the Valmy quadrangle, Humboldt County, Nevada: USGS, Open-file Report 94-436, scale: 1: 24,000.

Theodore, T. G., 1994, Preliminary geologic map of the Snow Gulch quadrangle, Humboldt and Lander Counties, Nevada: USGS, Open-file Report 91-430, scale: 1: 24,000.

Theodore, T. G., and Blake, D. W., 1975, Geology and geochemistry of the Copper Canyon porphyry copper deposit and surrounding area, Lander County, Nevada: USGS, Prof. Paper 798-B, 86p.

Theodore, T. G., and Blake, D. W., 1978, Geology and geochemistry of the West Orebody and associated skarns, Copper Canyon porphyry copper deposit, Lander County, Nevada: USGS, Prof. Paper 798-C, 85p.

Theodore, T. G., Blake, D. W., Loucks, T. A., and Johnson, C. A., 1992, Geology of the Buckingham stockwork molybdenum system and surrounding area, Lander County, Nevada: USGS, Prof. Paper 798-D, 307p.

Theodore, T. G., Howe, S. S., Blake, D. W., and Wotruba, P. R., 1986, Geochemical and fluid zonation in the skarn environment at the Tomboy-Minnie gold deposits at Copper Canyon, Lander County, Nevada: Journal of Geochemical Exploration, v. 25, pp. 99-125.

Theodore, T. G., Silberman, M. L., and Blake, D. W., 1973, Geochemistry and potassium-argon ages of plutonic rocks in the Battle Mountain mining district, Lander County, Nevada: USGS, Prof. Paper 798-A, 24p.

Theodore, T.G., et al, 2000, Geology of Pluton-related Gold Mineralization at Battle Mountain, Nevada, Monographs in Mineral Resource Science No. 2, Center for Mineral Resources, Tuscon, AZ, 271p.

Wotruba, P. R., Benson, R. G., and Schmidt, K. W., 1986, Battle Mountain describes the geology of its Fortitude gold-silver deposit at Copper Canyon: Mining Engineering, July, 1986, v. 38, no. 7, pp. 495-499.

Wotruba, P. R., Benson, and Schmidt, K. W., 1988, Geology of the Fortitude gold-silver skarn deposit, Copper Canyon, Lander County, Nevada: in Schafer et al., eds., Bulk Mineable Precious Metal Deposits of the Western U.S., symposium proceedings: Geological Soc. Nev., Reno, April 6-8, 1987, pp. 159-171.

Private Company Reports

Ashton, J, and S. G. Nunnemaker, June 27, 2011, Technical Report of the Independence Gold and Silver Project, Battle Mountain Mining District, Lander County, Nevada, USA; General Metals Corporation Barron, J. N., and D. A. Mako, Mar. 1986, Summary of Previous Exploration and proposal for 1986 activity, F. W. Lewis Project, Lander County, Nevada: American Barrick Resources Corp.

Byington, B., 1989, Virgin Target Area: Interoffice Memo, Homestake Mining Co.

Crump, T. R., 1988, Antler Project, Lander County, Nevada 1988 Semi- Annual Review: Homestake Mining Co.

Green, S., July 1994, Antler/Lewis Project Status Report: internal memo Santa Fe Pacific Gold Corp.

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F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Green, S. and G. Hill, Dec. 1995, 1995 Drill Program Final Report: internal memo Santa Fe Pacific Gold Corp.

Lapierre, K.J., July 1996, Compilation Report for Nighthawk North Exploration Inc. on their Battle Mountain Gold Property Lander County, Nevada, USA.

Lapierre, K.J., July 1997, Summary Report on the Battle Mountain Gold Property, Lander County, Nevada, USA, United Tex-Sol Resources.

McArthur, G.F. and D. Turnbull, July 22, 2002, Summary Geological Report, F.W. Lewis Battle Mountain Property, Battle Mountain Mining District, Lander County, Nevada, USA: Madison Enterprises Corp.

McArthur, G.F., March 31, 2003, Report on Reverse Circulation Drilling Program 2002, F.W. Lewis Property, Battle Mountain Mining District, Lander County, Nevada, USA: Madison Enterprises Corp.

McArthur, G.F., April 30, 2004, 2003 Exploration and Reverse Circulation Drilling Programs, F.W. Lewis Property, Battle Mountain Mining District, Lander County, Nevada, USA; Madison Enterprises Corp.

McArthur, G.F., May 31, 2007, Summary Report 2006 Reverse Circulation Drilling Program, F.W. Lewis Property, Battle Mountain Mining District, Lander County, Nevada, USA; Madison Minerals Inc.

Mako, D. A., 1988, F. W. Lewis Project, Lander County, Nevada: 1987 Annual Report Barrick Resources (USA.) Inc.

Unknown, Sept. 14, 1999, Investor Relations Press Release: Battle Mountain Gold.

Unknown, Nov. 12, 1998, Phoenix Project, Battle Mountain Complex, Nevada: Information Handout, Battle Mountain Gold.

Unknown, 2000, News Release The Lewis Property: Golden Phoenix Mines.

Unknown, 2002, North Phoenix Virgin Project Summary: Great American Minerals Exploration. Unknown, 2002, Antler Lewis 2001 Annual Report: Newmont Mining Corp.

Unknown, June 5, 2002, Madison Acquires Nevada Gold Property: Press Release, Madison Enterprises Corp.

Zonge Geosciences, Inc., 2007, IP/Resistivity Survey on the Lewis Project, Lander County, Nevada.

General Metals Corp. website news releases

Madison Minerals Inc. website news releases

Newmont Mining Corp. website news releases

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Certificate of Author

I, Bryan Roy Atkinson, B.Sc., P.Geol., MAusIMM, do hereby certify that:

1.	I am a senior geologist with:	APEX Geoscience Ltd. Suite 200, 9797 – 45th Avenue Edmonton, Alberta T6E 5V8

2.	I graduated with a B.Sc. with Specialization in Geology from the University of Alberta in 2004.

3.	I am and have been registered as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta since 2008.

4.

I have worked as a geologist and practiced my profession for more than eight years since my graduation from university and have been involved in mineral exploration, mine site geology and operations and mineral resource estimations on numerous projects and deposits in Canada, the United States, Mexico, South America, Africa, Australia, Indonesia and Saudi Arabia.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purpose of NI 43-101.

6.

I am responsible for and have been involved in the preparation of all sections of the Technical Report titled “ mended and Restated Summary Report, 2007-2008 Core and Reverse Circulation Drilling Program, F.W. Lewis Property, Battle Mountain Mining District, Lander County, Nevada, USA”, and dated March 13th, 2014 (the “Technical Report”). I visited the Property between July 26th and July 27th, 2013.

7.	Prior to the completion of this report I have not had prior involvement with the property that is the subject of the Technical Report.

8.

To the best of my knowledge, information and belief, the Technical Report contains all relevant scientific and technical information that is required to be disclosed, to make the technical Report not misleading.

9.

I am independent of both Madison Minerals Inc. and Battle Mountain Gold Inc. and the property applying all of the tests in section 1.5 of NI 43-101. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report and extracts of such with the regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or their websites.

Dated this March 13th, 2014
Edmonton, Alberta, Canada

Bryan R. Atkinson, B.Sc., P.Geol., MAusIMM

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Appendix 1 – F.W. Lewis Property Details

November 13th 2013

R43E
T32N
T31N
30
29
28
27
26
25
31
35
36
6
1
7
12
18
14
13
19
22
Upper Fortitude Deposit
Proposed Fortitude Pit
Lower Fortitude Deposit
West Deposit
Fortitude Pit
Madison Minerals Inc.
Claim Map

EXHIBIT A
LANDER COUNTY, NEVADA
BATTLE MOUNTAIN MINING DISTRICT
(360 Claims)

New Silver dream #6 U.S. Survey No. 5048
Robert Emmett U.S. Survey No. 59 Parcel No. 98-702-21
Eureka U.S. Survey No. 60 Parcel No. 98-702-22
October U.S. Survey No. 4380 Parcel No. 98-702-41
Alps Mine and Company U.S. Survey No. 3742 Parcel No. 98-701-95
Weimer Burr U.S. Survey No. 3074 Parcel No. 98-702-37
Hoosac Lode and Company U.S. 3742 (excepting a small portion of this claim that is South and not contiguous to the other property) Parcel No. 98-701-94

Styles Farm Parcel No. 10-420-01. Approximately 5 acres with water rights as follows:

T.31 N., R. 43 E., MDBM. Section 11, SE 1/4 NW 1/4 SW 1/4 SW 1/4; N. 1/2 NE 1/4 SW 1/4 SW 1/4 SW 1/4; E 1/2 NW 1/4 SW 1/4 SW 1/4.

Unpatented Property Listed Below

RECEIVED
JUL 09 2013
BLM NVSO IAC

Page 1

181888	BUENA VISTA # 18
181889	BUENA VISTA # 19
181890	BUENA VISTA # 20
181891	BUENA VISTA # 21
181892	BUENA VISTA # 22
181893	BUENA VISTA # 23
183430	DRISCOL EXT 16
183431	DRISCOL EXT 17
183432	DRISCOL EXT 18
183433	DRISCOL EXT 19
183434	DRISCOL EXT 20
183435	DRISCOL EXT 21
183436	DRISCOL EXT 22
183437	DRISCOL EXT 23
183438	DRISCOL EXT 24
183439	DRISCOL EXT 25
183440	DRISCOL EXT 26
183441	DRISCOL EXT 27
183442	DRISCOL EXT 28
183443	DRISCOL EXT # 29
183444	DRISCOL EXT # 30
183445	DRISCOL EXT # 31
183446	DRISCOL EXT # 32
183447	DRISCOL EXT # 33
183448	DRISCOL EXT # 34
183449	DRISCOL EXT # 37
183450	DRISCOL EXT # 38
183451	DRISCOL EXT # 39
183452	DRISCOL EXT # 40
183453	DRISCOL EXT 41
183454	DRISCOL EXT # 42
183455	PERSPIRATION # 4
183456	PERSPIRATION # 5
183457	PERSPIRATION # 6
183458	PERSPIRATION # 7
183459	PERSPIRATION # 8
183460	PERSPIRATION # 9
183461	PERSPIRATION # 10
183462	PERSPIRATION # 11
183463	PERSPIRATION # 12
183464	PERSPIRATION # 13
183465	PERSPIRATION # 14
183466	PERSPIRATION # 15
183467	PERSPIRATION # 16
183468	PERSPIRATION # 17
183469	PERSPIRATION # 18

RECEIVED
JUL 09 2013
BLM NVSO IAC

Page 4

245425	SURPRISE FRAC # 6
245426	SURPRISE FRAC # 7
245427	BUENA VISTA FRAC 1
245428	BUENA VISTA FRAC 2
251629	HONEY BEAR # 1
251630	HONEY BEAR # 2
251631	HONEY BEAR # 3
251632	HONEY BEAR # 4
251633	HONEY BEAR # 5
251634	HONEY BEAR # 6
251635	HONEY BEAR # 7
251636	HONEY BEAR # 8
251637	HONEY BEAR # 9
251638	HONEY BEAR # 10
251639	HONEY BEAR # 11
251640	HONEY BEAR # 12
251641	HONEY BEAR # 13
251642	HONEY BEAR # 14
251643	HONEY BEAR # 15
251644	HONEY BEAR # 16
251645	HONEY BEAR # 17
251646	HONEY BEAR # 18
251647	HONEY BEAR # 19
251648	HONEY BEAR # 20
251649	HONEY BEAR # 21
251650	HONEY BEAR # 22
251651	HONEY BEAR # 23
251652	HONEY BEAR # 24
260267	BUENA VISTA FRAC # 3
260268	BUENA VISTA FRAC # 4
260269	BUENA VISTA FRAC # 5
260270	BUENA VISTA FRAC # 6
260271	BUENA VISTA FRAC # 7
271305	DRISCOL EXT # 44
271306	DRISCOL EXT # 45
271307	DRISCOL EXT # 46
271308	DRISCOL EXT # 47
271309	DRISCOL EXT # 48
271310	DRISCOL EXT # 49
271311	LC # 27
271312	LC # 28
271313	LC # 29
271314	LC # 30
271315	LC # 31
271316	LC # 32
271317	SC # 1

RECEIVED
JUL 0 9 2013
BLM NVSO IAC

Page 8

HARRIS & THOMPSON
AN ASSOCIATION OF ATTORNEYS

RICHARD W. HARRIS
RICHARD K. THOMPSON

6121 LAKESIDE DRIVE
SUITE 260
RENO, NEVADA 89511
PHONE (775) 825-4300
FAX (775) 825-4829

February 28, 2014

BY E-MAIL

Re: Title Opinion on Lewis Mine (Final Opinion)

Dear Ms. Yee:

Pursuant to our recent e-mailed communications, I have prepared the final "Title Opinion on Lewis Mine" dated February 28, 2014. Please review the Opinion carefully and call or write me with any questions or comments.

Thank you for entrusting this matter to our office.

Very truly yours,

Richard

Richard W. Harris

RWH: cab
(w) Battle Mountain Gold (USA) Inc/9039

HARRIS & THOMPSON
AN ASSOCIATION OF ATTORNEYS

RICHARD W. HARRIS
RICHARD K. THOMPSON

6121 LAKESIDE DRIVE
SUITE 260
RENO, NEVADA 89511
PHONE (775) 825-4300
FAX (775) 825-4829

February 28, 2014

BY E-MAIL &
FEDERAL EXPRESS

TSX Venture Exchange
Suite 700 – 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Re: Title Opinion on "Lewis Mine," Lander County, Nevada

Dear Sir or Madam:

You have asked me to prepare a summary title opinion regarding the "Lewis Mine" situated in Lander County, Nevada (the "Property"). The Property consists of seven patented lode mining claims, a fee parcel, and 360 unpatented mining claims. The Property is more particularly described on the "2012-2013 Affidavit and Notice of Intent to Hold Mining Claims" attached hereto as Exhibit A.

After a review of documents in our files and reference to records maintained by the Nevada State Office of the Bureau of Land Management (BLM) and the Lander County Recorder's and Assessor's Offices, I have reached the following conclusions:

1. Chain of Title. The Property is owned by the Phoenix Joint Venture, a Nevada joint venture consisting of Madison Enterprises (Nevada) Inc., a Nevada corporation (60%), and Nevada Royalty Corp., a Nevada corporation (formerly known as Great American Minerals, Inc.) (40%). The chain of title to the Property is depicted on Exhibit B attached to this Opinion. The significant transactions are as follows:

a. Over a period of decades, F.W. Lewis, Inc., a Nevada corporation, accumulated

Title Opinion on "Lewis Mine," Lander County, Nevada
February 28, 2014
Page 2

the patented claims, fee lands, and unpatented mining claims described on Exhibit A.

b. F.W. Lewis Inc. entered into an "Exploration Agreement with Option to Purchase" (the "Lewis Agreement") effective June 1, 2002 with Madison Enterprises Corp., a British Columbia corporation; and Great American (sic) Minerals Exploration (Nevada), LLC, a Nevada limited liability company. (The correct name of the limited liability company was "Great America Minerals Exploration (Nevada), LLC.")

c. On April 7, 2003 Great America Minerals Exploration (Nevada), LLC entered into a "Plan of Conversion." The Plan was filed with the Nevada Secretary of State on April 15, 2003, thereby converting the limited liability company into Great American Minerals, Inc., a Nevada corporation.

d. Madison Enterprises Corp. changed its name to Madison Minerals Inc., a British Columbia corporation, on October 29, 2004 as evidenced by a "Certificate of Change of Name" from the British Columbia Registrar of Companies.

e. On March 29, 2006 Great American Minerals, Inc. and Madison Minerals Inc. entered into an "Exploration, Development, and Mine Operating Agreement" affecting the Property (the "Mine Operating Agreement"). The Mine Operating Agreement replaced an earlier Letter Agreement dated February 4, 2004 which allowed Madison to earn a maximum undivided 75% interest in the Lewis Agreement. Madison had, pursuant to the Letter Agreement, earned an undivided 60% interest in the Lewis Agreement, and Great American elected to retain a 40% interest in the Lewis Agreement. Pursuant to the Mine Operating Agreement, the parties formed the "Phoenix Joint Venture," a Nevada joint venture. (Because the Property consisted in part of unpatented mining claims, which can only be held by a U.S. citizen, Madison Enterprises' 60% interest was held by its U.S. subsidiary, Madison Enterprises (Nevada) Inc., a Nevada corporation.)

f. A "Memorandum of Agreement" was recorded in Lander County on April 10, 2006 as Document No. 0241665.

g. In 2005 Allied Nevada Inc. acquired F.W. Lewis Inc. The name of F.W. Lewis Inc. was changed to Victory Exploration Inc., a Nevada corporation, in an Amendment filed with the Nevada Secretary of State on December 15, 2005.

Title Opinion on "Lewis Mine," Lander County, Nevada
February 28, 2014
Page 3

h. On December 27, 2007 Victory Exploration Inc. executed a "Quitclaim Deed with Reserved Royalty on Mineral Production" conveying its interest in the Property to "the Phoenix Joint Venture, a Nevada joint venture, which consists of Madison Enterprises (Nevada) Inc., a Nevada corporation, which is the wholly-owned subsidiary of Madison Minerals Inc., a British Columbia corporation (formerly known as Madison Enterprises Corp.); and Great American Minerals, Inc., a Nevada corporation (formerly known as Great American Minerals Exploration (Nevada), LLC)." The Deed reserved minimum advance royalties of $60,000.00 per year (adjusted by a cost-of-living formula) and a royalty on production equal to "five percent (5%) of the value of gold and silver produced and delivered to a refiner, free and clear of any costs" (emphasis in Deed). The Deed also reserved a 4% net smelter royalty for all other minerals. The Deed was recorded in Lander County on February 1, 2008 as Document No. 0250304.

i. Although not shown on the chain of title, there exists a "Memorandum of Agreement" between Great American Minerals, Inc.; Battle Mountain Gold Inc., a British Columbia corporation; and Battle Mountain Gold (USA), Inc., a Nevada corporation. The Memorandum states that:

> [The parties] have entered the Phoenix Property Option Agreement dated effective March 12, 2013 (the "Option Agreement") covering that interest held by GAM in the Phoenix Joint Venture.... Said Option Agreement, in consideration of certain covenants and agreements set forth therein, including, but not limited to cash and share payments, provides that GAM has granted BMG-USA an exclusive right to acquire a 100% undivided interest in GAM's interest in the Phoenix Joint Venture and the Property.

The Memorandum of Agreement was recorded in Lander County on May 2, 2013 as Document No. 0267468.

j. Although not shown on the chain of title, Great American Minerals, Inc. filed a "Certificate of Amendment" with the Nevada Secretary of State on June 19, 2013, changing its name to Nevada Royalty Corp. A "Notice of Change of Name of Great American Minerals, Inc. to Nevada Royalty Corp." was recorded in Lander County on September 12, 2013 as Document No. 0268834. (The Notice of Change was also recorded in Eureka,

Title Opinion on "Lewis Mine," Lander County, Nevada
February 28, 2014
Page 4

Mineral, Nye, Pershing, and White Pine Counties, Nevada; Modoc County, California; and Natrona County, Wyoming.)

2. Ownership of Patented Claims and Fee Lands. We have reviewed the public records of the Lander County Assessor to confirm ownership of the seven patented claims and fee parcel. The Assessor's record reflects that these properties are owned by the Phoenix Joint Venture, c/o Madison Minerals Inc., 1055 West Hastings Street, Suite 2000, Vancouver, British Columbia, Canada V6C 2E9.

3. Ownership of Unpatented Claims. Ownership of the 360 unpatented claims comprising part of the Lewis Mine (also known as the "Battle Mountain Mine") is reflected on Exhibit A. The claim owner is the Phoenix Joint Venture.

4. Claim Maintenance. On July 9, 2013 the Phoenix Joint Venture paid the 2013-2014 federal claim maintenance fees to the Nevada Bureau of Land Management. The claims will remain valid through September 1, 2014. On or before that date, the Phoenix Joint Venture must pay the 2014-2015 claim maintenance fees to the Nevada BLM. The fee will be adjusted by a cost-of-living factor, and we estimate the new fee to be approximately $155 per claim.

Exhibit A also reflects that the Phoenix Joint Venture recorded the "2012-2013 Affidavit and Notice of Intent to Hold Mining Claims" in Lander County on July 11, 2013 (Document No. 0268357). The Venture or its representative must record an Affidavit in Lander County by November 1, 2014.

Please call or write me if you have any questions or comments regarding this opinion. Copies of all documents referred to in this opinion are available for inspection in my files.

Very truly yours,

Richard W. Harris

Richard W. Harris

RWH: cab
(w) Battle Mountain Gold (USA) Inc/9039

DOC # 0268357
07/11/2013 09:50 AM
Official Record
Recording requested By
HARRIS AND THOMPSON
Lander County - NV
Idonna Trevino - Recorder
Fee: $3,784.00 Page 1 of 11
RPTT: Recorded By: BB
Book- 648 Page- 0001
0268357

Recorded at the request of
and return to:

Richard W. Harris, Esq.
Harris & Thompson
6121 Lakeside Drive, Suite 260
Reno, Nevada 89511

The undersigned hereby affirms that there
are no social security numbers in this document.

2012-2013 AFFIDAVIT AND NOTICE OF INTENT
TO HOLD MINING CLAIMS

STATE OF NEVADA)
) ss.
COUNTY OF WASHOE)

1. The undersigned hereby certifies that the owner of the "Battle Mountain" group of unpatented mining claims situated in Lander County, Nevada (360 claims) intends to hold the claims for the period September 1, 2012 through September 1, 2013. The claims are more particularly described on Exhibit A attached hereto.

2. This payment is made by the claim owner, the Phoenix Joint Venture, whose address is c/o Madison Minerals Inc., 2000 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.

Dated this 8th day of July, 2013.

EXHIBIT A

ü..d357 Book 648 Page 3 07/11/2013 Page: 3 of 11

EXHIBIT A
LANDER COUNTY, NEVADA
BATTLE MOUNTAIN MINING DISTRICT
(360 Claims)

New Silver dream #6 U.S. Survey No. 5048
Robert Emmett U.S. Survey No. 59 Parcel No. 98-702-21
Eureka U.S. Survey No. 60 Parcel No. 98-702-22
October U.S. Survey No. 4380 Parcel No. 98-702-41
Alps Mine and Company U.S. Survey No. 3742 Parcel No. 98-701-95
Weimer Burr U.S. Survey No. 3074 Parcel No. 98-702-37
Hoosac Lode and Company U.S. 3742 (excepting a small portion of this claim that is South and not contiguous to the other property) Parcel No. 98-701-94

Styles Farm Parcel No. 10-420-01. Approximately 5 acres with water rights as follows:

T.31 N., R. 43 E., MDBM. Section 11, SE 1/4 NW 1/4 SW 1/4 SW 1/4;
N. 1/2 NE 1/4 SW 1/4 SW 1/4 SW 1/4; E 1/2 NW 1/4 SW 1/4 SW 1/4.

Unpatented Property Listed Below

Page 1

0' 357 Book: 648 Page: 4 07/11/2013 Page: 4 of 11

EXHIBIT "A"

NMC SERIAL #	CLAIM NAME
70523	DRISCOL HIGH GRADE
70524	DRISCOL # 1
70525	DRISCOL # 2
70526	DRISCOL # 3
70527	DRISCOL # 4
70528	DRISCOL # 5
70529	DRISCOL # 6
70530	DRISCOL # 7
70531	DRISCOL # 8
70532	DRISCOL # 9
70533	DRISCOL # 10
70534	DRISCOL # 12
70535	DRISCOL # 13
70536	DRISCOL # 14
70537	DRISCOL # 14
70538	DRISCOL # 15
97903	PERSPIRATION # 1
97904	PERSPIRATION # 2
97905	PERSPIRATION # 3
97906	APRIL
102415	BEAR PAW
102416	BEAR PAW # 1
102417	BEAR PAW # 4
102418	BEAR PAW # 5
102419	BEAR PAW # 6
102449	GOLDFIELD CONC MS
151241	SILVER DREAM # 9
151242	SILVER DREAM # 10
151243	SILVER DREAM # 11
151260	DRISCOLL EXT # 8
151261	DRISCOLL EXT # 9
151262	DRISCOLL EXT # 10
151263	DRISCOLL EXT # 11
151264	DRISCOLL EXT # 12
151265	DRISCOLL EXT # 13
151266	DRISCOLL EXT # 14
151267	DRISCOLL EXT # 15
151268	BUENA VISTA # 1
151269	BUENA VISTA # 2
151270	BUENA VISTA # 3
151271	BUENA VISTA # 4

Page. 2

('357 Book 648 Page 5 07/11/2013 Page: 5 of 11

151272	BUENA VISTA # 5
151273	BUENA VISTA # 6
151274	BUENA VISTA # 7
151275	BUENA VISTA # 8
151276	BUENA VISTA # 9
151277	BUENA VISTA # 10
151278	BUENA VISTA # 11
151279	BUENA VISTA # 12
151280	BUENA VISTA # 13
159540	SURPRISE # 5
159541	SURPRISE # 6
159542	SURPRISE # 7
159543	SURPRISE # 8
159544	BUENA VISTA # 14
159545	BUENA VISTA # 15
159546	BUENA VISTA # 16
166987	SURPRISE # 9
166988	SURPRISE # 10
181854	ANTLER # 1
181855	ANTLER # 2
181856	ANTLER # 3
181857	ANTLER # 4
181858	ANTLER # 5
181859	ANTLER # 6
181860	ANTLER # 7
181861	ANTLER # 8
181862	ANTLER # 9
181863	ANTLER # 10
181864	ANTLER # 11
181865	ANTLER # 12
181866	ANTLER # 13
181867	ANTLER # 14
181868	ANTLER # 15
181869	ANTLER # 16
181870	ANTLER # 17
181871	ANTLER # 18
181872	ANTLER # 19
181873	ANTLER # 20
181874	ANTLER # 21
181875	ANTLER # 22
181876	ANTLER # 23
181877	ANTLER # 24
181878	ANTLER # 25
181879	ANTLER # 26
181880	ANTLER # 27
181887	BUENA VISTA # 17

Page 3

CHAIN OF TITLE TO PHOENIX (LEWIS) MINE
Lander County, Nevada

F. W. Lewis, Inc., a Nevada corporation
Exploration Agreement with Option to Purchase 6-1-02
Great American Minerals Exploration (Nevada) LLC, a Nevada limited liability company
Madison Enterprises Corp., a British Columbia corporation
Conversion
Name Change
Great American Minerals, Inc., a Nevada corporation
Madison Minerals Inc., a British Columbia corporation
40%
60%
Exploration, Development, and Mine Operating Agreement 3-29-06
Formation of a Nevada Subsidiary 2-4-03
Name Change
Victory Exploration Inc., a Nevada corporation
Madison Enterprises (Nevada) Inc., a Nevada corporation
Quitclaim Deed with Reserved Royalty on Mineral Production 12-27-07
Phoenix Joint Venture, a Nevada Joint Venture consisting of Madison Enterprises (Nevada) Inc. and Great American Minerals, Inc.

EXHIBIT B

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Appendix 2 – Share Exchange Agreement Between Madison and BMG

November 13th 2013

SHARE EXCHANGE AGREEMENT

among

MADISON MINERALS INC.

and

BATTLE MOUNTAIN GOLD INC.

and

THE UNDERSIGNED SECURITYHOLDERS OF BATTLE MOUNTAIN GOLD INC.

Dated as of March 13, 2014

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT made the 13th day of March, 2014.

AMONG:

MADISON MINERALS INC., a corporation existing under the British Columbia Business Corporations Act

(“Madison”)

AND:

BATTLE MOUNTAIN GOLD INC., a corporation existing under the British Columbia Business Corporations Act

(“BMG”)

AND:

THE UNDERSIGNED SECURITYHOLDERS OF BMG, whose names and addresses are set out in the attached Schedule A

(individually, a “Vendor” and collectively, the “Vendors”)

WHEREAS:

A.	The Vendors are the registered and beneficial owners of all the outstanding securities of BMG as indicated on Schedule A;

B.	Madison’s common shares are listed and posted for trading on the TSX Venture Exchange;

C.	The Vendors wish to sell to Madison and Madison wishes to purchase from the Vendors the BMG Securities (as hereinafter defined) on the terms and conditions set out in this Agreement; and

D.	The completion of the transactions contemplated by this Agreement will constitute a “Reverse Take-Over” for the purposes of Policy 5.2 of the TSX Venture Exchange Corporate Finance Manual.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the parties hereto, the parties covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“1940 Act” means the United States Investment Company Act of 1940, as amended;

(c)	“affiliate” shall have the meaning ascribed to such term under the BCBCA;

(d)	“Agreement” means this share exchange agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(e)	“BCBCA” means the British Columbia Business Corporations Act;

(f)	“BMG” shall have the meaning ascribed thereto on the first page of this Agreement;

(g)	“BMG Board” means the board of directors of BMG;

(h)	“BMG Common Shares” means the authorized common shares in the capital of BMG, as presently constituted;

(i)	“BMG Financial Statements” shall have the meaning ascribed thereto in Section 3.2(k) of this Agreement;

(j)	“BMG Securities” means:

(i)	the BMG Common Shares; and

(ii)	the BMG Warrants.

(k)	“BMG US” means Battle Mountain Gold (US) Inc.;

(l)	“BMG Warrants” means all of the issued and outstanding BMG Common Share purchase warrants, each BMG Warrant entitling the holder to acquire one BMG Common Share;

(m)	“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks located in the City of Vancouver, British Columbia are open for business;

(n)	“Closing” means the completion of the Share Exchange and completion of the other transactions contemplated under this Agreement;

(o)

“Closing Date” means, unless otherwise agreed in writing by Madison and BMG, the 5th Business Day following the receipt of final notice of acceptance of the transactions contemplated by this Agreement from the TSXV and approval of the listing of the Madison Common Shares to be issued to the Vendors on the TSXV;

(p)	“Closing Time” means 10:00 a.m. (Vancouver time) on the Closing Date or such other time on such date as Madison and BMG may agree as the time at which the Closing will take place;

(q)

“Completion Deadline” means the latest date by which the transactions contemplated by this Agreement are to be completed, which date shall be May 31, 2014 or such later date as Madison and BMG may mutually agree;

(r)

“Contract” means any note, mortgage, indenture, non-governmental permit or license, franchise, lease or other contract, agreement, commitment or arrangement binding upon BMG (or any Subsidiary of BMG) or Madison (or any Subsidiary of Madison), as the case may be;

(s)

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Agreement, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Madison Common Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Madison Common Shares;

(t)

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(u)

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Laws;

(v)

“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(w)	“Governmental Entity” means any applicable:

(i)

multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(ii)	subdivision, agent, commission, board or authority of any of the foregoing;

(iii)

quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or

(iv)	stock exchange, including the TSXV;

(x)	“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as amended from time to time;

(y)	“Information Circular” means the information circular, and any amendments thereof, of Madison in connection with the Share Exchange to be prepared in accordance with TSXV

Form 3D1 - “Information Required in an Information Circular for a Reverse Takeover or Change of Business” and any other applicable Laws and submitted to the TSXV;

(z)

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity (or any other Person) having jurisdiction over the aforesaid Person or Persons or its or their business, undertaking, property or securities;

(aa)	“Lewis Property” means the mineral claims located in Lander County, Nevada known as the Lewis Property;

(bb)	“Madison” shall have the meaning ascribed thereto on the first page of this Agreement;

(cc)	“Madison Board” means the board of directors of Madison;

(dd)	“Madison Common Shares” means the common shares in the capital of Madison as presently constituted;

(ee)	“Madison Financial Statements” shall have the meaning ascribed thereto in Section 3.3(k) of this Agreement;

(ff)	“Madison Properties and Assets” has the meaning ascribed thereto in Section 3.3(o) of this Agreement;

(gg)	“Madison Public Documents” means the public documents filed by Madison since March 7, 1997 and available on SEDAR under Madison’ SEDAR profile;

(hh)	“Madison Replacement Securities” means:

(i)	the Madison Common Shares being issued to the Vendors pursuant to the Share Exchange; and

(ii)	the Madison Replacement Warrants;

(ii)

“Madison Replacement Warrants” means the Madison Common Share purchase warrants to be exchanged for the BMG Warrants, in substantially the same terms as the BMG Warrants, subject to any required regulatory approval;

(jj)	“Madison Resolution” means the ordinary resolution of the Madison Shareholders approving the transactions contemplated by this Agreement;

(kk)

“Madison Shareholder Approval” means the approval of the Madison Shareholders by way of a majority of votes cast at a meeting of the Madison Shareholders with respect to this Agreement, the Share Exchange and the transactions contemplated herein, including:

(i)	the change of the name of Madison as set out in Section 4.3(n) of this Agreement;

(ii)	the changes in directors of Madison as listed in Section 4.3(o) of this Agreement;

(iii)	the four to one consolidation of Madison Common Shares as set out in Section 4.3(f)(ii) of this Agreement;

(iv)	such other matters as may be appropriate under the circumstances;

(ll)	“Madison Shareholders” means, at any time, the holders of Madison Common Shares;

(mm)	“Madison Warrants” means share purchase warrants of Madison, each such Madison Warrant exercisable at $0.12 per Madison Common Share;

(nn)

“Material Adverse Change” means any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or would reasonably be expected to have, a Material Adverse Effect on the applicable Party and its Subsidiaries on a consolidated basis;

(oo)

“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, with other such changes, effects, events, occurrences or states of facts, is or would reasonably be expected to be material and adverse to the business, properties, operations, results of operations or financial condition of the applicable Party and its Subsidiaries on a consolidated basis, except any change, effect, event, occurrence or state of facts resulting from or relating to:

(i)	the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or communication by the applicable Party of its plans or intentions with respect to the other Party and/or any of its Subsidiaries;

(ii)	changes in the United States and Canadian economies in general or the United States and Canadian capital or currency markets in general;

(iii)	the threat, commencement, occurrence or continuation of any war, armed hostilities, acts of environmental groups, civil strife, or acts of terrorism;

(iv)	any change in applicable Laws or in the interpretation thereof by any Governmental Entity;

(v)	any change in IFRS;

(vi)	any natural disaster;

(vii)	any change in the price of uranium or gold;

(viii)	any change relating to foreign currency exchange rates; or

(ix)	changes affecting the mining industry generally,

provided that, in the case of any changes referred to in clauses (ii) to (ix) above, inclusive, such changes do not have a materially disproportionate effect on the applicable Party relative to comparable mineral exploration companies;

(pp)

“Material Contracts” means all Contracts or other obligations or rights (and all amendments, modifications and supplements thereto and all side letters to which BMG (or any Subsidiary of BMG) or Madison (or any Subsidiary of Madison), as the case may be, is a party affecting the obligations of any party thereunder) to which BMG (or any Subsidiary of BMG) or Madison (or any Subsidiary of Madison), as the case may be, is a party or by which any of their respective properties or assets are bound that are material to the business, properties or assets of BMG or Madison (or any Subsidiary of Madison), as the case may be, taken as a whole, including to the extent any of the following are material to the business, properties or assets of BMG (or any Subsidiary of BMG) or Madison (or any Subsidiary of Madison), as the case may be, taken as a whole, all:

(i)

employment, severance, personal services, consulting, non-competition or indemnification contracts (including any Contract to which BMG (or any Subsidiary of BMG) or Madison (or any Subsidiary of Madison), as the case may be, is a party involving employees);

(ii)	Contracts granting a right of first refusal or first negotiation;

(iii)	partnership or joint venture agreements;

(iv)

Contracts for the acquisition, sale or lease of material properties or assets of BMG (or any Subsidiary of BMG) or Madison (or any Subsidiary of Madison), as the case may be (by purchase or sale of assets or stock or otherwise);

(v)	Contracts with any Governmental Entity;

(vi)

loan or credit agreements mortgages, indentures or other Contracts or instruments evidencing indebtedness for borrowed money by BMG (or any Subsidiary of BMG) or Madison (or any Subsidiary of Madison), as the case may be, or any such agreement pursuant to which indebtedness for borrowed money may be incurred;

(vii)

Contracts that purport to limit, curtail or restrict the ability of BMG (or any Subsidiary of BMG) or Madison (or any Subsidiary of Madison), as the case may be, to compete or acquire property (including, but not limited to, any real property or mineral tenures) in any geographic area or line of business;

(viii)	commitments and agreements to enter into any of the foregoing; and

(ix)	all Contracts that provide for annual payments to or from BMG (or any Subsidiary of BMG) or Madison (or any Subsidiary of Madison), as the case may be, in excess of $10,000 per annum;

(qq)	“Party” shall mean, as the context requires, either Madison, BMG or the Vendors and “Parties” shall mean all of them;

(rr)

“Person” means any individual, firm, partnership, joint venture, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(ss)

“Phoenix Option Agreement” means the option agreement among BMG, BMG US and Nevada Royalty Corp. (formerly Great American Minerals Inc.), dated March 13, 2013, pursuant to which BMG US may earn a 40% interest in the Phoenix Joint Venture with Madison;

(tt)	“Registrar” means the registrar appointed under section 400 of the BCBCA;

(uu)	“Regulation D” means Regulation D adopted by the SEC under the 1933 Act;

(vv)	“Regulation S” means Regulation S adopted by the SEC under the 1933 Act;

(ww)	“SEC” means the United States Securities and Exchange Commission;

(xx)	“Securities Authorities” means the securities commissions and/or other securities regulatory authorities in the provinces and territories of Canada;

(yy)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(zz)	“Share Exchange” means the share exchange between Madison and the Vendors pursuant to the terms and conditions set forth in this Agreement, subject to any amendment thereto in accordance herewith;

(aaa)	“Subsidiary” has that meaning as set out in section 2(2) of the BCBCA;

(bbb)	“Substantial U.S. Market Interest” means substantial U.S. market interest as that term is defined in Regulation S;

(ccc)

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan contributions, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(ddd)	“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(eee)

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes;

(fff)	“TSXV” means the TSX Venture Exchange;

(ggg)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

(hhh)	“Vendors” shall have the meaning ascribed thereto on the first page of this Agreement.

In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”,

“hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3	Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to dollar amounts are expressed in Canadian currency.

1.7	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under, and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

1.9	Knowledge

Where the phrases “to the knowledge of Madison” or “to the knowledge of BMG” are used in respect of Madison or BMG, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon:

(a)	in the case of Madison, the actual knowledge of the Chief Executive Officer and Chief Financial Officer of Madison after appropriate inquiries and investigations; and

(b)	in the case of BMG, the actual knowledge of the directors of BMG after appropriate inquiries and investigations.

1.10	Meaning of Certain Phrases

In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration of minerals, the word “or” is not exclusive and the word “including” is not limited (whether or not non-limited language, such as “without limitation” or “but not limited to” or words of similar import is used with reference to that term).

1.11	Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule A	-	Vendors
Schedule B	-	BMG Financial Statements

ARTICLE 2
THE SHARE EXCHANGE

2.1	Terms of Share Exchange

The Parties hereby covenant and agree to implement the Share Exchange in accordance with the terms and subject to the conditions of this Agreement, as follows:

(a)

at the Closing Time, subject to the terms and conditions set out in this Agreement, the Vendors agree to sell and Madison agrees to purchase the BMG Common Shares free and clear of all Encumbrances, by way of an exchange of shares based on an exchange rate of one Madison Common Share being allotted and issued to the Vendors at a deemed price of $0.12 per Madison Common Share for every one BMG Common Share purchased by Madison;

(b)

with respect to the BMG Warrants, such BMG Warrants will be cancelled and each holder of BMG Warrants will be issued Madison Replacement Warrants that entitle the holder to acquire that number of Madison Common Shares that is equal to the number of BMG Common Shares that such holder was entitled to acquire under the BMG Warrants previously held; and

(c)	as a result of the foregoing, BMG will be a wholly-owned subsidiary of Madison.

2.2	Application of the Tax Act

The Parties hereby acknowledge and agree that the transactions contemplated herein are not intended to give rise to any income tax liability whatsoever, and it is their intention that the Share Exchange contemplated hereby shall be effected pursuant to the provisions of section 85.1 of the Tax Act, unless that provision is inapplicable in respect of any particular Vendor, in which case the non-application of section 85.1 to a particular Vendor is not intended to alter the application of this provision to any other Vendor.

2.3	Closing Date

The Share Exchange shall be completed on the Closing Date and shall be effective at the Closing Time.

2.4	Closing

Unless this Agreement is terminated pursuant to the provisions hereof, Madison and BMG shall meet at the offices of Dentons Canada LLP, 20th Floor, 250 Howe Street, Vancouver, British Columbia at 10:00 a.m., Vancouver time, on the Business Day prior to the Closing Date, or at such other time, date or place as they may mutually agree upon, and each of them shall deliver to the other Parties, as the case may be:

(a)

the documents required or contemplated to be delivered by it hereunder in order to complete, or necessary or reasonably requested to be delivered by it by the other Parties in order to effect, the Share Exchange, provided that each such document required to be dated the Closing Date shall be dated as of, or become effective on, the

Closing Date and shall be held in escrow to be released upon the Share Exchange becoming effective; and

(b)	written confirmation as to the satisfaction or waiver of all of the conditions in its favour contained in Article 5 hereof.

2.5	Treatment of Restricted Securities under the U.S. Securities Act

The Parties acknowledge that Madison Replacement Securities issued to the Vendors resident in or subject to the laws of the United States in connection with the Share Exchange will be “restricted securities” within the meaning of Rule 144 of the 1933 Act and each certificate representing the Madison Common Shares or the Madison Replacement Warrants (and any Madison Common Shares issued upon exercise thereof) issued to holders resident in or subject to the laws of the United States will bear a legend in substantially the form that follows:

“[FOR WARRANTS ONLY: THESE WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THESE WARRANTS AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (“THE U.S. SECURITIES ACT”) AND ALL APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT]

“THE SECURITIES REPRESENTED HEREBY [FOR WARRANTS ADD: AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO BATTLE MOUNTAIN GOLD INC. (THE “COMPANY”) (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION, FROM COUNSEL OF RECOGNIZED STANDING, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, MUST FIRST BE PROVIDED TO COMPUTERSHARE TRUST COMPANY OF CANADA TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

2.6	Consultation

Madison and BMG will consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Share Exchange and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of Madison and BMG shall use its commercially reasonable efforts to enable the other to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof, provided, however, that the obligations herein will not prevent a Party from making, after consultation with the other Party, such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange.

2.7	Vendors Representative

(a)	Each Vendor constitutes and appoints BMG as its representative (the “Vendors’ Representative”) and its true and lawful attorney in fact, with full power and authority in its name on its behalf:

(i)

to act on such Vendor’s behalf in the absolute discretion of the Vendors’ Representative with respect to all matters relating to this Agreement, including execution and delivery of any amendment, supplement, or modification of this Agreement and any waiver of any claim or right arising out of this Agreement; and

(ii)

in general, to do all things and to perform all acts, including executing and delivering all agreements, certificates, receipts, instructions, and other instruments contemplated by or deemed advisable to effectuate the provisions in this Section 2.7.

This appointment and grant of power and authority is coupled with an interest and is in consideration of the mutual covenants made in this Agreement and is irrevocable and will not be terminated by any act of any Vendor or by operation of law, whether by the death or incapacity of any Vendor or by occurrence of any other event. Each Vendor hereby consents to the taking of any and all actions and the making of any decisions required and permitted to be taken or made by the Vendors’ Representative pursuant to this Section 2.7. Each Vendor agrees that the Vendors’ Representative shall have no obligation or liability to any Person for any action taken or omitted by the Vendors’ Representative in good faith, and each Vendor shall indemnify and hold harmless the Vendors’ Representative from, and shall pay to the Vendors’ Representative the amount of, or reimburse the Vendors’ Representative for, any Loss that the Vendors’ Representative may suffer, sustain, or become subject to as a result of any such action or omission by the Vendors’ Representative under this Agreement.

(b)

Madison and BMG shall be entitled to rely upon any documents or other paper delivered by the Vendors’ Representative as being authorized by the Vendors, and Madison and BMG shall not be liable to any Vendor for any action taken or omitted to be taken by Madison and BMG based on such reliance; and

(c)

Until all obligations under this Agreement shall have been discharged, the Vendors who, immediately prior to the Closing, are entitled in the aggregate to receive more than 50% of the Madison Replacement Securities, may, from time to time upon notice to Madison and BMG, appoint a new Vendors’ Representative upon the resignation of the Vendors’ Representative. If, after the resignation of the Vendors’ Representative, a successor Vendors’ Representative shall not have been appointed by the Vendors within 15 Business Days after a request by Madison and BMG, Madison and BMG may appoint a Vendors’ Representative from among the Vendors to fill any vacancy so created by notice of such appointment to the Vendors.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Vendors

Each of the Vendors hereby represents and warrants, only as to such Vendors at such Vendor’s own separate beneficial interest in the BMG Securities as indicated in Schedule A, as follows:

(a)	the Vendor is the sole registered holder of the number of BMG Securities set out opposite the Vendor’s name in Schedule A;

(b)	the BMG Securities held by the Vendor are free and clear of all Encumbrances;

(c)

the Vendor has the power and authority to enter into, deliver, and perform this Agreement on the terms and conditions set out in this Agreement and to transfer the legal and beneficial title and ownership of the BMG Common Shares owned by the Vendor to Madison;

(d)	no Person has any agreement or option or a right capable of becoming an agreement for the purchase of the BMG Securities owned by the Vendor;

(e)

if the Vendor is a corporation, all necessary corporate action on the part of Vendor will, at Closing, validly authorize the signing, delivery, and performance of this Agreement and the completion of the transactions contemplated by this Agreement;

(f)

this Agreement constitutes a legal, valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms, except as may be limited by laws of general application affecting the rights of creditors;

(g)	the performance of this Agreement will not violate any applicable Laws or any agreement or other instrument to which the Vendor is a party;

(h)	the Vendor is not indebted or under obligation to BMG on any account whatsoever;

(i)	the Vendor is resident in the jurisdiction indicated on Schedule A;

(j)

the Vendor is acquiring the Madison Replacement Securities as principal for its own account, not for the benefit of any other Person, and is acquiring the Madison Replacement Securities for investment only and not with a view to the resale or distribution of all or any of the Madison Replacement Securities; and

(k)

the Vendor is,  as of the date hereof and when the Madison Replacement Securities are issued and allotted, an “accredited investor” for the purposes of the exemption from the requirement for Madison to file a prospectus contained in Section 2.3 of National Instrument 45-106 – Prospectus and Registration Exemptions.

3.2	Representations and Warranties of BMG

BMG hereby represents and warrants to Madison and hereby acknowledges that Madison is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Share Exchange, as follows:

(a)

Organization. Each of BMG and its Subsidiaries has been incorporated and, validly exists under the laws of its governing jurisdiction and is in good standing under applicable corporate laws and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of BMG and its Subsidiaries is registered, licensed or otherwise qualified in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on BMG. All of the outstanding shares of each Subsidiary of BMG are validly issued, and are fully paid and non-assessable to the extent such a concept exists under applicable Laws. All of the outstanding shares of each Subsidiary of BMG are owned directly by BMG. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any Subsidiary of BMG.

(b)

Capitalization. BMG is authorized to issue an unlimited number of BMG Common Shares. As of the date of this Agreement, there were outstanding 15,420,000 BMG Common Shares and 2,000,000 BMG Warrants. Except as disclosed in and pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating BMG to issue or sell any shares of BMG or any securities or obligations of any kind convertible into or exchangeable for any shares of BMG. All outstanding BMG Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. All BMG Warrants have been duly, validly and legally created and issued by BMG in accordance with applicable Laws and all BMG Common Shares issuable upon the exercise of the BMG Warrants in accordance with these terms have been duly authorized and upon issuance will be validly issued and fully paid shares. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of BMG. There are no outstanding contractual obligations of BMG to repurchase, redeem or otherwise acquire any outstanding BMG Common Shares or with respect to the voting or disposition of any outstanding BMG Common Shares.

(c)

Authority. BMG has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by BMG as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by BMG and the completion by BMG of the transactions contemplated by this Agreement have been authorized by the BMG Board and, subject to the execution of this Agreement by the Vendors, no other corporate proceedings on the part of BMG are necessary to authorize this Agreement or the completion by BMG of the transactions contemplated hereby. This Agreement has been executed and delivered by BMG and constitutes a legal, valid and binding obligation of BMG, enforceable against BMG in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by BMG of this Agreement and the performance by BMG of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)

result in a violation, contravention or breach or constitute a default under, or entitle any party to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)	the articles or notice of articles of BMG or any Subsidiary of BMG;

(B)	any applicable Law, or

(C)

any credit arrangement, note, bond, mortgage, indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, licence, permit or other instrument to which BMG or any Subsidiary of BMG is bound or is subject to or of which BMG or any Subsidiary of BMG is the beneficiary, in each case, which would, individually or in the aggregate, have a Material Adverse Effect on BMG;

(ii)

cause any indebtedness owing by BMG or any Subsidiary of BMG to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on BMG;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of BMG or any Subsidiary of BMG or give any Person the right to acquire any of BMG’s assets, or restrict, hinder, impair or limit the ability of BMG or any Subsidiary of BMG to conduct the business of BMG or any Subsidiary of BMG as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on BMG;

(iv)

result in or accelerate the time for payment or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, change of control provision, bonus, termination payments, retention bonus or otherwise, becoming due to any director or officer of BMG or any Subsidiary of BMG or increase any benefits otherwise payable under any pension or benefits plan of BMG or any Subsidiary of BMG or result in the acceleration of the time of payment or vesting of any such benefits; or

(v)	result in the revocation, suspension, cancellation, variation or non-renewal of any mining claims, concessions, licenses, leases or other instruments, conferring mineral rights in respect of the material properties in which BMG or any Subsidiary of BMG has an interest.

(d)

Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by BMG or any Subsidiary of BMG in connection with the execution and delivery of this Agreement or the consummation by BMG of the transactions contemplated hereby other than:

(i)	filings with and approvals by the Securities Authorities; and

(ii)	any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on BMG.

(e)	Directors’ Approvals. The BMG Board has unanimously:

(i)	determined that the Share Exchange is in the best interests of BMG; and

(ii)	authorized the entering into of this Agreement, and the performance of BMG’s obligations hereunder.

(f)

Contracts. Each of the Material Contracts to which BMG or any Subsidiary of BMG is a party constitutes a valid and legally binding obligation of BMG, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(g)	Waivers, Consents. There are no waivers, consents, notices or approvals required to complete the transactions contemplated under this Agreement from other parties to the Material Contracts of BMG.

(h)

No Defaults. None of BMG or any Subsidiary of BMG is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by BMG or any Subsidiary of BMG under, any credit arrangement, note, bond, mortgage, indenture, deed of trust, lease, franchise, concession, easement, Contract of BMG or any Subsidiary of BMG, agreement, licence, permit or other instrument that is material to the conduct of the business of BMG or any Subsidiary of BMG to which any of them is a party or by which any of them is bound or subject to that would, individually or in the aggregate, have a Material Adverse Effect on BMG. No party to any Contract of BMG or any Subsidiary of BMG has given written notice to BMG or any Subsidiary of BMG of or made a claim against BMG or any Subsidiary of BMG with respect to any breach or default thereunder, in any such case in which such breach or default constitutes a Material Adverse Effect on BMG.

(i)	Absence of Changes. Except as disclosed to Madison in writing prior to the date hereof, since October 31, 2013:

(i)	BMG and each Subsidiary of BMG has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	none of BMG or any Subsidiary of BMG has incurred or suffered a Material Adverse Change;

(iii)	there has not been any acquisition or sale by BMG or any Subsidiary of BMG of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by BMG or any Subsidiary of BMG of any debt for borrowed money, any creation or assumption by BMG or any Subsidiary of BMG of any Encumbrance, any making by BMG or any Subsidiary of BMG of any loan, advance or capital contribution to or investment in any other Person or any entering into, amendment of, relinquishment, termination or non-renewal by BMG or any Subsidiary of BMG of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on BMG;

(v)	BMG has not declared or paid any dividends or made any other distribution in respect of any of the BMG Securities;

(vi)	BMG has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding BMG Securities;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable by BMG or any Subsidiary of BMG to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of BMG stock options) made to, for or with any of such directors, officers, employees or consultants;

(viii)	BMG has not effected any material change in its accounting methods, principles or practices, other than as disclosed in the BMG Financial Statements; and

(ix)	BMG has not adopted any, or amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(j)	Employment Agreements. Neither BMG nor any Subsidiary of BMG:

(i)

is a party to any written or oral policy, agreement, obligation or understanding providing for retention bonuses, severance or termination payments to, or any employment or consulting agreement with, any director or officer of BMG or any Subsidiary of BMG that would be triggered by BMG’s entering into this Agreement or the completion of the Share Exchange;

(ii)

has any employee or consultant whose employment or contract with BMG or any Subsidiary of BMG cannot be terminated by BMG or any Subsidiary of BMG in accordance with the provisions of such employment or consultant contract following the completion of the Share Exchange; and

(iii)	(A)	is a party to any collective bargaining agreement;

	(B)	is, to the knowledge of BMG, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or

	(C)	is subject to any current, or, to the knowledge of BMG, pending or threatened strike or lockout.

(k)

Financial Matters. The financial statements of BMG for the years ended October 31, 2013 and October 31, 2012 and the respective notes thereto, attached hereto as Schedule B (the “BMG Financial Statements”), fairly present in all material respects the financial condition of BMG at the respective dates indicated and the results of operations of BMG for the periods covered. Except as disclosed in the BMG Financial Statements or otherwise disclosed in writing to Madison, as of the date hereof BMG does not have any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, or any related party transactions or off-balance sheet transactions not reflected in the corporate records and minute books of BMG, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring BMG’s projects), which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on BMG.

(l)

Books and Records. The corporate records and minute books of BMG and each Subsidiary of BMG have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on BMG. Financial books and records and accounts of BMG and each Subsidiary of BMG in all material respects:

(i)	have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; and

(ii)	are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of BMG and each Subsidiary of BMG.

(m)

Litigation. There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of BMG, threatened against or relating to BMG, any Subsidiary of BMG or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on BMG and BMG is not aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of BMG, threatened against or relating to BMG or any Subsidiary of BMG before any Governmental Entity. Neither BMG or any Subsidiary of BMG nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of BMG or each Subsidiary of BMG, as the case may be, to conduct their respective business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not, individually or in the aggregate, have a Material Adverse Effect on BMG.

(n)	Title to Properties and Operational Matters. The Phoenix Option Agreement is in good standing according to its terms.

(o)

Royalty Payments and Other Interests. Except in relation to the Lewis Property or as otherwise disclosed to Madison in writing prior to the date hereof, there are no landowner’s royalties, overriding royalties, net profits interests or similar interests or any other rights or interests whatsoever of third parties by which BMG or any of its Subsidiaries is bound on or in relation to its properties and assets.

(p)

Assets. BMG has good and marketable title to its assets free and clear of any security interests, liens, charges, mortgages, pledges, Encumbrances, adverse claims and demands of any nature or kind whatsoever recorded or unrecorded, except as disclosed to Madison in writing prior to the date hereof.

(q)	Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BMG:

(i)

BMG and each Subsidiary of BMG has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)	BMG and each Subsidiary of BMG has:

(A)	duly and timely paid all Taxes due and payable by it;

(B)

duly and timely withheld all Taxes and other amounts required by applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by applicable Laws to be remitted by it; and

(C)

duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by applicable Laws to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the BMG Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of BMG, adequate under IFRS to cover Taxes with respect to BMG and any Subsidiary of BMG accruing through the date hereof;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or, to the knowledge of BMG, threatened against BMG or any Subsidiary of BMG that propose to assess Taxes in addition to those reported in the Tax Returns; and

(v)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to BMG or any Subsidiary of BMG.

(r)

Compliance with Laws. BMG and each Subsidiary of BMG has complied with and are not in violation of any applicable Laws other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on BMG.

(s)

No Option on Assets. Except as disclosed to Madison in writing prior to the date hereof, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from BMG or any Subsidiary of BMG any of the material assets of BMG or any Subsidiary of BMG.

(t)

Certain Contracts. Neither BMG nor any Subsidiary of BMG is a party to or bound by any non-competition agreement or, except as disclosed to Madison in writing prior to the date hereof, any other agreement, obligation, judgment, injunction, order or decree that purports to:

(i)	limit the manner or the localities in which all or any material portion of the business of BMG or any Subsidiary of BMG are conducted;

(ii)	limit any business practice of BMG or any Subsidiary of BMG in any material respect; or

(iii)	restrict any acquisition or disposition of any property by BMG or any Subsidiary of BMG in any material respect.

(u)

No Broker’s Commission. Except as disclosed to Madison in writing prior to the date hereof, neither BMG, nor any Subsidiary of BMG has entered into any agreement that would entitle any Person to any valid claim against them for a broker’s commission, finder’s fee or any like payment in respect of the Share Exchange or any other matter contemplated by this Agreement.

(v)	Shares. The BMG Common Shares to be transferred to Madison pursuant to the Share Exchange are issued as fully paid and non-assessable.

(w)

U.S. Securities Law Matters. None of BMG, any of its affiliates or any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States with respect to the Madison Common Shares or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising in connection with the offer or exchange of the Madison Common Shares in the United States.

(x)

No Shareholdings in Madison. BMG does not, legally or beneficially, own, directly or indirectly, any securities of Madison and does not have any right, agreement or obligation to purchase any securities of Madison or any securities or obligations of any kind convertible into or exchangeable for any securities of Madison.

(y)

Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon BMG or to its knowledge any Subsidiary of BMG that has or could be reasonably expected to have the effect of prohibiting, restricting or materially impairing: (i) any business practice of BMG or any Subsidiary of BMG, (ii) except as disclosed to Madison in writing prior to the date hereof, any acquisition of property by BMG or any Subsidiary of BMG, or (iii) the conduct of business by BMG or any Subsidiary of BMG as currently conducted.

(z)

Expropriation. No property or asset of BMG has been taken or expropriated by any Governmental Entity and no notice or proceeding in respect of any such expropriation has been given or commenced or, to the knowledge of BMG, is there any intent or proposal to give any such notice or commence any such proceeding.

(aa)

Right to Use Personal Information. All personal information in the possession of BMG has been collected, used and disclosed in compliance with all applicable privacy Laws in those jurisdictions in which BMG, or BMG is deemed by operation of law in those jurisdictions, to conduct its business. BMG has disclosed to Madison all contracts and facts concerning the collection, use, retention, destruction and disclosure of personal information, and there are no other contracts, or facts which, on completion of the transactions contemplated by this Agreement, would restrict or interfere with the use of any personal information by Madison in the operation of its business as conducted by BMG before the Closing. There are no claims pending or, to the knowledge of BMG, threatened, with respect to BMG’s collection, use or disclosure of personal information.

3.3	Representations and Warranties of Madison

Madison hereby represents and warrants to BMG and the Vendors, and hereby acknowledges that BMG and the Vendors are relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Share Exchange, as follows:

(a)

Organization. Each of Madison and its Subsidiary has been incorporated and validly exists under the laws of its governing jurisdiction and is in good standing under applicable corporate laws and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Madison and its Subsidiary is registered, licensed or otherwise qualified in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Madison. All of the outstanding shares of the Subsidiary of Madison are validly issued, and are fully paid and non-assessable to the extent such a concept exists under applicable Laws. All of the outstanding shares of the Subsidiary of Madison are owned directly by Madison. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, the Subsidiary of Madison.

(b)	Capitalization. Madison is authorized to issue an unlimited number of Madison Common Shares. As of the date of this Agreement, there were outstanding:

(i)	40,906,727 Madison Common Shares; and

(ii)	Madison Warrants to acquire an aggregate of up to 1,000,000 Madison Common Shares.

Except for the Madison Warrants, and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Madison to issue or sell any shares of Madison or any securities or obligations of any kind convertible into or exchangeable for any shares of Madison. All outstanding Madison Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Madison. There are no outstanding contractual obligations of Madison to repurchase, redeem or otherwise acquire any outstanding Madison Common Shares or with respect to the voting or disposition of any outstanding Madison Common Shares.

(c)

Authority. Madison has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Madison as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Madison and the completion by Madison of the transactions contemplated by this Agreement have been authorized by the Madison Board, and subject to obtaining the Madison Shareholder Approval in the manner contemplated herein, no other corporate proceedings on the part of Madison are necessary to authorize this Agreement or the completion by Madison of the transactions contemplated hereby other than approval by the TSXV of the transactions contemplated by this Agreement. This Agreement has been executed and delivered by Madison and constitutes a legal, valid and binding obligation of Madison, enforceable against Madison in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Madison of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)

result in a violation, contravention or breach or constitute a default under, or entitle any party to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)	the articles or notice of articles of Madison;

(B)

any applicable Law or rule or policy of the TSXV (except that the approval of the TSXV, which is required for the completion by Madison of the transactions contemplated hereby, will be applied for by Madison but has not been obtained as of the date hereof); or

(C)

any credit arrangement, note, bond, mortgage, indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, licence, permit or other instrument to which Madison is bound or is subject to or of which Madison is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Madison;

(ii)

cause any indebtedness owing by Madison or its Subsidiary to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Madison;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of Madison or its Subsidiary or give any Person the right to acquire any of Madison’s assets, or restrict, hinder, impair or limit the ability of Madison or its Subsidiary to conduct the business of Madison or its Subsidiary as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Madison;

(iv)

result in or accelerate the time for payment or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, change of control provision, bonus, termination payments, retention bonus or otherwise, becoming due to any director or officer of Madison or its Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Madison or its Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits; or

(v)

result in the revocation, suspension, cancellation, variation or non-renewal of any mining claims, concessions, licenses, leases or other instruments, conferring mineral rights in respect of the material properties in which Madison or its Subsidiary has an interest.

(d)

Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Madison or its Subsidiary in connection with the execution and delivery of this Agreement or the consummation by Madison of the transactions contemplated hereby other than:

(i)	the approval of the TSXV as referred to in Section 3.3(c)(i)(B));

(ii)	the Madison Shareholder Approval; and

(iii)	any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Madison.

(e)	Directors’ Approvals. The Madison Board has unanimously:

(i)	determined that the Share Exchange is in the best interests of Madison;

(ii)	determined to recommend that the Madison Shareholders vote in favour of the Madison Resolution; and

(iii)	authorized the entering into of this Agreement, and the performance of Madison’ obligations hereunder.

(f)

Contracts. Each of the Material Contracts to which Madison or its Subsidiary is a party constitutes a valid and legally binding obligation of Madison, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(g)	Waivers, Consents. There are no waivers, consents, notices or approvals required to complete the transactions contemplated under this Agreement from other parties to the Material Contracts of Madison.

(h)

No Defaults. None of Madison or its Subsidiary is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Madison or its Subsidiary under any credit arrangement, note, bond, mortgage, indenture, deed of trust, lease, franchise, concession, easement, Contract to which Madison or its Subsidiary is a party, agreement, licence, permit or other instrument that is material to the conduct of the business of Madison or its Subsidiary to which it is a party or by which it is bound or subject to that would, individually or in the aggregate, have a Material Adverse Effect on Madison. No party to any Contract to which Madison or its Subsidiary is a party has given written notice to Madison or its Subsidiary of or made a claim against Madison or its Subsidiary with respect to any breach or default thereunder, in any such case in which such breach or default constitutes a Material Adverse Effect on Madison.

(i)	Absence of Changes. Except as disclosed in the Madison Public Documents, since October 31, 2013:

(i)	Madison and its Subsidiary has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	none of Madison and its Subsidiary has incurred or suffered a Material Adverse Change;

(iii)	there has not been any acquisition or sale by Madison and its Subsidiary of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Madison or its Subsidiary of any debt for borrowed money, any creation or assumption by Madison or its Subsidiary of any Encumbrance, any making by Madison or its Subsidiary of any loan, advance or capital contribution to or investment in any other Person or any entering into, amendment of, relinquishment, termination or non-renewal by Madison or its Subsidiary, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Madison;

(v)	Madison has not declared or paid any dividends or made any other distribution in respect of any of the Madison Common Shares;

(vi)

other than the proposed share consolidation by Madison referred to in Section 4.3(f)(ii) of this Agreement, Madison has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Madison Common Shares;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable by Madison or its Subsidiary to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Madison Options) made to, for or with any of such directors, officers, employees or consultants;

(viii)	Madison has not effected any material change in its accounting methods, principles or practices, other than as disclosed in the Madison Financial Statements; and

(ix)	Madison has not adopted any, or amended any, collective bargaining agreement, bonus, pension, profit-sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(j)	Employment Agreements. Neither Madison nor its Subsidiary:

(i)

is a party to any written or oral policy, agreement, obligation or understanding providing for retention bonuses, severance or termination payments to, or any employment or consulting agreement with any director or officer of Madison or its Subsidiary that would be triggered by Madison’ entering into this Agreement or the completion of the Share Exchange;

(ii)

has any employee or consultant whose employment or contract with Madison or its Subsidiary cannot be terminated by Madison or its Subsidiary in accordance with the provisions of such employment or consultant contract following the completion of the Share Exchange; and

(iii)	(A)	is a party to any collective bargaining agreement;

	(B)	is, to the knowledge of Madison, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or

	(C)	is subject to any current, or to the knowledge of Madison, pending or threatened strike or lockout.

(k)

Financial Matters. The audited financial statements of Madison for the year ended October 31, 2013 and the respective notes thereto (collectively, the “Madison Financial Statements”) were prepared in accordance with IFRS consistently applied, and fairly present in all material respects the consolidated financial condition of Madison at the respective dates indicated and the results of operations of Madison for the period covered on a consolidated basis. Except as disclosed in the Madison Financial Statements, as of the date hereof Madison does not have any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, or any related party transactions or off-balance sheet transactions not reflected in the Madison Financial Statements, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Madison’ projects) since October 31, 2013, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Madison.

(l)

Mineral Resources. All the technical reports filed by Madison on SEDAR have been prepared in all material respects in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

(m)

Books and Records. The corporate records and minute books of Madison and its Subsidiary have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Madison. Financial books and records and accounts of Madison, in all material respects:

(i)	have been maintained in accordance with good business practices on a basis consistent with prior years and past practice;

(ii)	are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Madison and its Subsidiary; and

(iii)	accurately and fairly reflect the basis for the Madison Financial Statements.

(n)

Litigation. There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Madison threatened against or relating to Madison or its Subsidiary or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Madison, and Madison is not aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Madison, threatened against or relating to Madison or its Subsidiary before any Governmental Entity. Neither Madison or its Subsidiary nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Madison or its Subsidiary, as the case may be, to conduct their respective business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not, individually or in the aggregate, have a Material Adverse Effect on Madison.

(o)

Title to Properties and Operational Matters. Madison or its Subsidiary, as applicable, is the legal and beneficial owner of and has good title to the exploitation permits, mining claims, concessions, licenses, leases, options or other instruments conferring mineral rights to Madison or its Subsidiary in respect of the properties in which Madison or its Subsidiary has an interest (collectively, for the purposes of this Section 3.3(o), the “Madison Properties and Assets”). All agreements by which Madison or its Subsidiary holds an interest in the Madison Properties and Assets are in good standing according to their respective terms and, to the knowledge of Madison, the Madison Properties and Assets are in good standing under applicable Laws and all filings and work commitments required by Madison to maintain the Madison Properties and Assets in good standing have been properly recorded and filed in a timely manner with the appropriate Governmental Entity and there are no material Encumbrances or any other material interests in or on such Madison Properties and Assets except as disclosed by Madison in the Madison Public Documents. To Madison’ knowledge, there are no material adverse claims against or challenges to the title or ownership of any of the Madison Properties and Assets. Madison has conducted and is conducting its business in material compliance with all applicable Laws, including all applicable Laws and all Governmental Entity authorizations and instructions, whether in writing or oral, relating to the Madison Properties and Assets. Madison has not received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the exploitation permits, mining claims, concessions, licenses, leases or other instruments conferring mineral rights in respect of its properties and assets that would, individually or in the aggregate, result in a Material Adverse Effect on Madison. Without limiting the generality of the foregoing, Madison has obtained all material licences and permits necessary for the operation of the business of Madison or its Subsidiary as presently conducted, and has not taken any action which would impair the ability of Madison or its Subsidiary to obtain necessary licences or permits in the future for the continued operation of such business, in accordance with applicable Laws and requirements of all Governmental Entities.

(p)

Royalty Payments. Except as disclosed in the Madison Public Documents, there are no landowner’s royalties, overriding royalties, net profits interests or similar interests or any other rights or interests whatsoever of third parties by which Madison or its Subsidiary is bound on or in relation to its properties and assets.

(q)

Assets. Madison has good and marketable title to its assets free and clear of any security interests, liens, charges, mortgages, pledges, Encumbrances, adverse claims and demands of any nature or kind whatsoever recorded or unrecorded, except as disclosed in the Madison Public Documents.

(r)

Insurance. Madison maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size and business and such policies are in full force and effect as of the date hereof.

(s)	Environmental. To the knowledge of Madison:

(i)	Madison and its Subsidiary are in compliance in all material respects with Environmental Laws;

(ii)

Madison and its Subsidiary have operated their respective businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii)

there is no material claim or judicial or administrative proceeding which may affect either Madison or its Subsidiary or any of the properties or assets of Madison or its Subsidiary relating to or alleging any violation of Environmental Laws; and

(iv)

Madison and its Subsidiary hold all licences, permits and approvals required under any Environmental Laws in connection with the operation of their respective businesses as presently conducted and the ownership and use of their respective assets, other than those which the failure to hold would not reasonably be expected to have a Material Adverse Effect on Madison, and neither Madison or its Subsidiary nor any of their respective assets is the subject of any investigation, evaluation, audit or review not in the ordinary and regular course of business by any Governmental Entity to determine whether any violation of Environmental Laws has occurred or is occurring, and neither Madison nor its Subsidiary is subject to any known environmental liabilities.

(t)	Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Madison:

(i)

Madison and its Subsidiary has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)	Madison and its Subsidiary have:

(A)	duly and timely paid all Taxes due and payable by it;

(B)

duly and timely withheld all Taxes and other amounts required by applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by applicable Laws to be remitted by it; and

(C)

duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by applicable Laws to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the Madison Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Madison, adequate under IFRS, as applicable, to cover Taxes with respect to Madison accruing through the date hereof;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Madison, threatened against Madison that propose to assess Taxes in addition to those reported in the Tax Returns; and

(v)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to Madison.

(u)

Reporting Status. Madison is a reporting issuer in good standing in the provinces of British Columbia, Alberta, Saskatchewan and Ontario. The Madison Common Shares are listed on the TSXV and Madison is in material compliance with the rules, regulations and policies of the TSXV.

(v)

Reports. Since December 31, 2009, Madison has filed with the Securities Authorities, all applicable self-regulatory authorities and the TSXV, a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it, including the Madison Public Documents. The

Madison Public Documents, at the time filed or, if amended, as of the date of such amendment:

(i)

did not contain any misrepresentation (as defined in the Securities Act (British Columbia)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and

(ii)

complied in all material respects with the requirements of applicable securities Laws and the rules, policies and instruments of all Securities Authorities or stock exchange or other self-regulatory authority having jurisdiction over Madison.

Madison has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(w)

Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws, which are addressed in Section 3.3(s)(iv), each of Madison and its Subsidiary has complied with and is not in violation of any applicable Laws other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Madison.

(x)

No Cease Trade. Other than the TSXV halt on the trading of the Madison Common Shares on the TSXV pursuant to TSXV policies, Madison is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Madison, no investigation or other proceedings involving Madison that may operate to prevent or restrict trading of any securities of Madison are currently in progress or pending before any applicable stock exchange or Securities Authority.

(y)

No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Madison or its Subsidiary of any of the material assets of Madison or its Subsidiary.

(z)

Certain Contracts. Neither Madison nor its Subsidiary is a party to or bound by any non- competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to:

(i)	limit the manner or the localities in which all or any material portion of the business of Madison or its Subsidiary is conducted;

(ii)	limit any business practice of Madison or its Subsidiary in any material respect; or

(iii)	restrict any acquisition or disposition of any property by Madison or its Subsidiary in any material respect.

(aa)	No Broker’s Commission. Madison has not entered into any agreement that would entitle any Person to any valid claim against Madison for a broker’s commission, finder’s fee or any like payment in respect of the Share Exchange or any other matter contemplated by this Agreement.

(bb)

Vote Required. The only votes of the holders of any class or series of securities of Madison necessary to approve this Agreement, the Share Exchange and the transactions contemplated hereby or thereby is the Madison Shareholder Approval.

(cc)

Shares. The Madison Common Shares to be issued pursuant to the Share Exchange will, upon issue, (i) be issued as fully paid and non-assessable; (ii) be freely trading shares, subject to any applicable escrow provisions, resale restrictions and/or restricted periods under the rules of the TSXV or applicable securities Laws and except for the Madison Common Shares issued to Vendors resident in or subject to the laws of the United States as contemplated in Section 2.5 of this Agreement; and (iii) subject to the approval of the TSXV, listed for trading on the TSXV.

(dd)

Warrants. The Madison Replacement Warrants to be issued pursuant to the Share Exchange and the transactions contemplated hereby or thereby will, upon issue, have been duly, validly and legally created and issued by Madison in accordance with applicable laws and, upon exercise, the resulting Madison Common Shares will, upon issue (i) be issued as fully paid and non-assessable; (ii) be freely trading shares, subject to any applicable escrow provisions, resale restrictions and/or restricted periods under the rules of the TSXV or applicable securities Laws and except for the Madison Common Shares issued to Vendors resident in or subject to the laws of the United States as contemplated in Section 2.5 of this Agreement; and (iii) subject to the approval of the TSXV, listed for trading on the TSXV.

(ee)	U.S. Securities Law Matters.

(i)

The Madison Replacement Securities to be issued to persons in the United States pursuant to the Share Exchange shall be exempt from registration requirements under the 1933 Act pursuant to Rule 506 of Regulation D under the 1933 Act.

(ii)	Madison is a “foreign issuer” within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Madison Common Shares.

(iii)	Madison is not now, and is not registered, or required to be registered, as an “investment company” as defined in the 1940 Act.

(iv)

Except with respect to offers and sales to Accredited Investors who are in the United States in reliance upon the exemption from the registration requirements of the 1933 Act provided by Rule 506 of Regulation D thereunder, neither Madison nor any of its affiliates, nor any person acting on its or their behalf, has made or will make:

(A)	any offer to sell, or any solicitation of an offer to buy, any Madison Common Shares to any person in the United States; or

(B)

any sale of Madison Common Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) Madison, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

(v)

None of Madison, any of its affiliates or any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States with respect to the Madison Common Shares or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising in connection with the offer or exchange of the Madison Common Shares or Madison Replacement Warrants in the United States.

(vi)

Except with respect to the offer of the Madison Common Shares contemplated herein, Madison has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities in the United States.

(ff)

No Shareholdings in BMG. Madison does not, legally or beneficially, own, directly or indirectly, any securities of BMG and does not have any right, agreement or obligation to purchase any securities of BMG or any securities or obligations of any kind convertible into or exchangeable for any securities of BMG, except as otherwise set out in this Agreement.

(gg)

Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Madison or its Subsidiary or that has or could be reasonably expected to have the effect of prohibiting, restricting or materially impairing any business practice of Madison or its Subsidiary, any acquisition of property by Madison or its Subsidiary, or the conduct of business by Madison or its Subsidiary as currently conducted.

(hh)

Expropriation. No property or asset of Madison has been taken or expropriated by any Governmental Entity and no notice or proceeding in respect of any such expropriation has been given or commenced or, to the knowledge of BMG, is there any intent or proposal to give any such notice or commence any such proceeding.

(ii)

Right to Use Personal Information. All personal information in the possession of Madison has been collected, used and disclosed in compliance with all applicable privacy Laws in those jurisdictions in which Madison, or Madison is deemed by operation of law in those jurisdictions, to conduct its business. Madison has disclosed to BMG all contracts and facts concerning the collection, use, retention, destruction and disclosure of personal information, and there are no other contracts, or facts which, on completion of the transactions contemplated by this Agreement, would restrict or interfere with the use of any personal information by Madison in the operation of its business as conducted by Madison before the Closing. There are no claims pending or, to the knowledge of Madison, threatened, with respect to Madison’s collection, use or disclosure of personal information.

3.4	Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished upon the date that is one year after the Closing Date.

3.5	Vendors’ Acknowledgements

Each Vendor acknowledges and agrees to the following:

(a)

that a portion of the Madison Replacement Securities to be issued to the Vendors pursuant to the Share Exchange may be subject to escrow provisions, resale restrictions and/or restricted periods under the rules of the TSXV or applicable securities Laws;

(b)	that any Madison Replacement Securities issued to a Vendor that is a US Person will bear the legend denoted in Section 2.5 herein and will be subject to US securities laws.

ARTICLE 4
COVENANTS

4.1	Covenants of BMG

BMG hereby covenants and agrees with Madison as follows:

(a)

Copy of Documents. BMG shall furnish promptly to Madison a copy of any dealings or communications with any Governmental Entity or Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(b)

Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement or as otherwise permitted pursuant to this Agreement, BMG shall not, without the prior written consent of Madison, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following prior to the Closing Date:

(i)

issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, grant, pledge, lease, dispose of, or encumber or create any Encumbrance on any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of BMG;

(ii)

incur or commit to incur any debt, except in the ordinary and regular course of business, or to finance its working capital requirements, or as otherwise contemplated in connection with the transactions contemplated in this Agreement;

(iii)	declare or pay any dividends or distribute any of its property or assets to shareholders with respect to the BMG Securities;

(iv)	enter into any Material Contracts, other than in the ordinary and regular course of business, except in connection with the Share Exchange or as otherwise contemplated herein;

(v)	alter or amend its notice of articles or articles, other than as may be required in connection with the transactions contemplated herein;

(vi)	engage in any business enterprise or other activity different from that carried on or contemplated as of the date hereof;

(vii)

other than pursuant to the terms of property acquisitions or in the ordinary and regular course of business, sell, pledge, lease, dispose of, grant any interest in, encumber or agree to sell, pledge, lease, dispose of, grant any interest in or encumber any of its assets, except where to do so would not have a Material Adverse Effect on BMG;

(viii)	redeem, purchase or offer to purchase any BMG Common Shares or other securities; or

(ix)	acquire, directly or indirectly, any assets, including but not limited to securities of other companies, other than in the ordinary and regular course of business.

(c)	Certain Actions. BMG shall

(i)

use its commercially reasonable efforts to not take any action, or refrain from taking any action or permit any action to be taken or not taken, that is inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by BMG in this Agreement untrue or inaccurate in any material respect at any time on or before the Closing Date if then made or that would or could have a Material Adverse Effect on BMG; and

(ii)	promptly notify Madison of:

(A)

any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of BMG;

(B)	any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(C)	any breach by BMG of any covenant or agreement contained in this Agreement; and

(D)

any event occurring subsequent to the date hereof that would render any representation or warranty of BMG contained in this Agreement, if made on or as of the date of such event or the Closing Date, to be untrue or inaccurate in any material respect.

(d)

Satisfaction of Conditions. BMG shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)

obtain all other consents, approvals and authorizations as are required to be obtained by BMG or any Subsidiary of BMG under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on BMG;

(ii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any Party hereto before any Governmental Entity;

(iii)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to enjoin or delay, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby, subject to the BMG Board determining in good faith after receiving advice from outside legal counsel (which may include written opinions or advice) that taking such action would be inconsistent with the fiduciary duties of such directors under applicable Laws, and provided that, immediately upon receipt of such advice, BMG advises Madison in writing that it has received such advice and provides written details thereof to Madison;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement and the Share Exchange required to be fulfilled or satisfied by BMG; and

(v)

co-operate with Madison in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate BMG to pay or cause to be paid any monies to cause such performance to occur.

(e)

Keep Fully Informed. Subject to applicable Laws, BMG shall use commercially reasonable efforts to conduct itself so as to keep Madison fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(f)

Co-operation. BMG shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(g)

Representations. BMG shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of BMG contained herein shall be true and correct on and as of the Closing Date as if made on and as of such date.

(h)

Closing Documents. BMG shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by Madison, all in form satisfactory to Madison, acting reasonably.

4.2	Covenants of the Vendors

Each of the Vendors hereby covenants and agrees with Madison and BMG as follows:

(a)

Certain Actions. Each Vendor shall use his, her or its commercially reasonable efforts to not take any action, or refrain from taking any action or permit any action to be taken or not taken that is inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by the Vendors in this Agreement untrue or inaccurate in any material respect at any time on or before the Closing Date if then made or that would or could have a Material Adverse Effect on the BMG Common Shares held by such Vendor.

(b)

Representations. Each Vendor shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of the Vendors contained herein shall be true and correct on and as of the Closing Date as if made on and as of such date.

(c)

Closing Documents. Each Vendor shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements and certificates, resolutions, opinions and other closing documents as may be required by Madison, all in form satisfactory to Madison, acting reasonably.

4.3	Covenants of Madison

Madison hereby covenants and agrees with BMG and the Vendors as follows:

(a)

Information Circular. Madison shall, in a timely and expeditious manner, but in no event later than March 31, 2014, prepare, with the assistance of BMG, and file with the TSXV the Information Circular (which shall be in a form satisfactory to BMG, acting reasonably), together with any other documents required by applicable Laws in accordance with all applicable Laws on the date of filing thereof, in the form and containing the information required by all applicable Laws and not containing any misrepresentation (as defined under applicable securities Laws and requirements) with respect thereto, other than with respect to any information relating to and provided by BMG. Madison shall with the assistance of BMG, promptly prepare and file with the TSXV such amendments or supplements to the Information Circular, if any, as may be required by the TSXV or under applicable Laws.

(b)	Madison Shareholder Approval. Madison shall use its commercially reasonable efforts to obtain, in a timely manner prior to the Closing Date, the Madison Shareholder Approval.

(c)

Copy of Documents. Madison shall furnish promptly to BMG a copy of any filing under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(d)

Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement or as otherwise permitted pursuant to this Agreement, Madison shall not, without the prior written consent of BMG, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following prior to the Closing Date:

(i)

issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, grant, pledge, lease, dispose of, or encumber or create any Encumbrance on any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of Madison, other than the issue of Madison Common Shares upon the exercise of Madison Warrants;

(ii)

incur or commit to incur any debt, except in the ordinary and regular course of business, or to finance its working capital requirements, or as otherwise contemplated herein in connection with the transactions contemplated by this Agreement;

(iii)	declare or pay any dividends or distribute any of its properties or assets to shareholders with respect to the Madison Common Shares;

(iv)	enter into Material Contracts, other than in the ordinary and regular course of business, except in connection with the Share Exchange or as otherwise contemplated herein;

(v)

alter or amend its notice of articles or articles, other than in connection with the consolidation of Madison Common Shares on a four for one basis or as may be required in connection with the transactions contemplated herein;

(vi)	engage in any business enterprise or other activity different from that carried on or contemplated as of the date hereof;

(vii)

other than pursuant to the terms of property acquisitions or in the ordinary and regular course of business, sell, pledge, lease, dispose of, grant any interest in, encumber or agree to sell, pledge, lease, dispose of, grant any interest in or encumber any of its assets except where to do so would not have a Material Adverse Effect on Madison;

(viii)	redeem, purchase or offer to purchase any of the Madison Common Shares, Madison Options, or other securities; or

(ix)	acquire, directly or indirectly, any assets, including but not limited to securities of other companies, other than in the ordinary and regular course of business.

(e)	Certain Actions. Madison shall:

(i)

use its commercially reasonable efforts to not take any action, or refrain from taking any action or permit any action to be taken or not taken that is inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Madison in this Agreement untrue or inaccurate in any material respect at any time on or before the Closing Date if then made or that would or could have a Material Adverse Effect on Madison; and

(ii)	promptly notify BMG of:

(A)

any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Madison;

(B)	any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(C)	any breach by Madison of any covenant or agreement contained in this Agreement; and

(D)

any event occurring subsequent to the date hereof that would render any representation or warranty of Madison contained in this Agreement, if made on or as of the date of such event or the Closing Date, to be untrue or inaccurate in any material respect.

(f)

Satisfaction of Conditions. Madison shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)	obtain the Madison Shareholder Approval in accordance with the policies of the TSXV;

(ii)	effect a consolidation of Madison Common Shares on a four for one basis prior to the Share Exchange;

(iii)

obtain all other consents, approvals and authorizations as are required to be obtained by Madison or its Subsidiary under any applicable Laws or from any Governmental Entity or under the rules or policies of the TSXV that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Madison;

(iv)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity;

(v)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to enjoin or delay, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby, subject to the Madison Board determining in good faith after receiving advice from outside legal counsel (which may include written opinions or advice) that taking such action would be inconsistent with the fiduciary duties of such directors under applicable Laws, and provided that, immediately upon receipt of such advice, Madison advises BMG in writing that it has received such advice and provides written details thereof to BMG;

(vi)	fulfill all conditions and satisfy all provisions of this Agreement and the Share Exchange required to be fulfilled or satisfied by Madison; and

(vii)

co-operate with BMG in connection with the performance by BMG of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Madison to pay or cause to be paid any monies to cause such performance to occur, other than as contemplated in this Agreement.

(g)

Keep Fully Informed. Subject to applicable Laws, Madison shall use its commercially reasonable efforts to conduct itself so as to keep BMG fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(h)

Co-operation. Madison shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(i)

Representations. Madison shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Madison contained herein shall be true and correct on and as of the Closing Date as if made on and as of such date.

(j)

Closing Documents. Madison shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by BMG, all in form satisfactory to BMG, acting reasonably.

(k)

Shares. Madison will issue, at the Closing Time, Madison Common Shares in accordance with the terms hereof to those Vendors who are entitled to receive Madison Common Shares pursuant to the Share Exchange.

(l)

Warrants. Madison will issue, at the Closing Time, Madison Replacement Warrants in accordance with the terms hereof to those Vendors who are entitled to receive Madison Replacement Warrants pursuant to the Share Exchange.

(m)	Listing of Shares. Until the earlier of:

(i)	the Closing Time; and

(ii)	the termination of this Agreement in accordance with Section 6.2,

Madison shall use its commercially reasonable efforts to ensure that the Madison Common Shares, are continuously listed and posted for trading on the TSXV (it being expressly acknowledged that the trading of the Madison Common Shares has been halted upon the announcement of the proposed transaction with BMG) and that the Madison Common Shares issuable upon exercise of the Madison Replacement Warrants will be listed and posted for trading on the TSXV upon issuance.

(n)	Name Change. Prior to completion of the Share Exchange, Madison shall change its name to “Battle Mountain Gold Inc.” or such other name as is approved by BMG and is acceptable to the TSXV.

(o)	Madison Board. Prior to completion of the Share Exchange, Madison shall cause its directors and officers to consist of the following:

Name	Title
Chet Idziszek	Director and President and Chief Executive Officer
Ian Brown	Chief Financial Officer and Corporate Secretary
Steven Garwin	Director
Larry Kornze	Director

4.4	Mutual Covenants

(a)

Completion of Share Exchange. Each of the Parties agrees that it shall complete the Share Exchange on the Closing Date or such date as BMG and Madison may mutually agree to and prior to the Completion Deadline.

At or before the Closing Time, the Madison Board shall approve resolutions to:

(i)	accept the resignations from the directors and officers of Madison that will no longer be serving in such capacity following the completion of the Share Exchange;

(ii)	change the composition of the Madison Board such that it will be comprised of the individuals listed in Section 4.3(o); and

(iii)	appoint the officers listed in Section 4.3(o).

(b)

Confidential Information. Each of the Parties agrees that any information as to the other Party’s financial condition, business, properties, title, assets and affairs (including any material contracts) received from the other Party as part of its due diligence investigations in connection with the transactions contemplated in this Agreement, including information which, at the time of receipt had not become generally available to the public, was not available to a Party or its representatives on a non-confidential basis before the date of the execution of this Agreement or does not become available to a Party or its representatives on a non-confidential basis from a person who is not, to the knowledge of the Party or its representatives, otherwise bound by confidentiality obligations to the provider of such information or otherwise prohibited from transmitting the information to the Party or its representatives (“confidential information”) will be kept confidential by such Party for a period of two (2) years from the date hereof. Prior to releasing any confidential information, Madison or BMG, as applicable, may require the recipient of the confidential information to enter into a mutually acceptable confidentiality agreement. No confidential information may be released to third parties without the consent of the provider thereof, except that the parties hereto agree that they will not unreasonably withhold such consent to the extent that such confidential information is compelled to be released by legal process or must be released to regulatory bodies and/or included in public documents. The provisions of this Section 4.4(b) shall survive the termination of this Agreement.

(c)

Public Statements. Until the Closing occurs, Madison will consult with BMG prior to issuing any press release or other public statement regarding the transactions contemplated in this Agreement. In addition, until the Closing occurs, Madison will obtain prior approval from BMG before issuing any press release or public statement using the names of any of its officers, directors, employees, consultants or shareholders.

(d)

Information for Information Circular. In a timely and expeditious manner, BMG shall provide to Madison all information as may be reasonably requested by Madison or as required by applicable Laws with respect to BMG and its businesses and properties for inclusion in the Information Circular to be tendered to the TSXV and circulated to the Madison Shareholders in conjunction with this Agreement and the transactions contemplated herein, and in any amendment or supplement thereto that complies in all material respects with all applicable Laws and containing all material facts relating to it required to be disclosed in such information circular, and not containing any misrepresentation (as defined under applicable securities Laws) with respect thereto. BMG shall fully cooperate with Madison in the preparation of the Information Circular and shall provide such assistance as Madison may reasonably request in connection therewith.

(e)

Amendments. In a timely and expeditious manner, BMG shall provide Madison with information as requested by Madison, acting reasonably, in order to prepare any amendments or supplements to the Information Circular (which amendments or supplements shall be in a form satisfactory to each of the BMG and Madison, acting reasonably).

(f)

Exclusive Dealing. Each of Madison, BMG and the Vendors covenants and agrees with the other Parties that, until the termination of this Agreement in accordance with Section 6.2, it will not, without prior written consent of the other Parties, directly or indirectly:

(i)	initiate, solicit, cause, facilitate or participate in any (confidential or otherwise) offer or expression of interest to sell any of its securities or assets to a third party;

(ii)

except with regard to the Share Exchange, pursue any other amalgamation, merger, arrangement, business combination or sale of assets or make any other material change to its business, capital or affairs; or

(iii)	conduct any activity otherwise materially detrimental to the Share Exchange.

Notwithstanding the foregoing, nothing herein will restrict the Parties from taking such actions as may be required in order to discharge their obligations pursuant to applicable corporate laws.

ARTICLE 5
CONDITIONS

5.1	Mutual Conditions in Favour of Madison and BMG

The respective obligations of BMG and Madison to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Closing Time or such other time as is specified below:

(a)	the Madison Shareholder Approval shall have been obtained in accordance with the requirements of the TSXV;

(b)

each of the BMG Board and the Madison Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by BMG and Madison to permit the consummation of the Share Exchange and all other matters contemplated in this Agreement;

(c)

the TSXV shall have accepted notice for filing of and approved all transactions of Madison contemplated herein or necessary to complete the Share Exchange, subject only to compliance with the usual requirements of the TSXV, as applicable;

(d)

the TSXV shall have conditionally approved the listing on the TSXV of the Madison Common Shares to be issued pursuant to the Share Exchange and the Madison Common Shares issuable upon exercise of the Madison Replacement Warrants, on terms and conditions acceptable to each of the Parties, acting reasonably;

(e)

the Madison Replacement Securities to be issued to persons in the United States pursuant to the Share Exchange shall be exempt from registration requirements under the 1933 Act pursuant to Rule 506 of Regulation D under the 1933 Act; and

(f)

the distribution of the Madison Replacement Securities pursuant to the Share Exchange shall be exempt from prospectus and registration requirements under applicable securities Laws of Canada and, except with respect to persons deemed to be “control persons” of Madison under such securities Laws, such Madison Common Shares will be freely trading shares, subject to escrow provisions and/or resale restrictions under the rules of the TSXV and except for the Madison Common Shares issued to Vendors resident in or subject to the laws of the United States as contemplated in Section 2.5 of this Agreement.

The foregoing conditions are for the mutual benefit of the Madison and BMG and may be waived by mutual consent of Madison and BMG in writing at any time. No such waiver shall be of any effect unless it is in writing signed by Madison and BMG. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.4, either of Madison or BMG may terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such terminating Party.

5.2	BMG Conditions

The obligation of BMG to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Closing Time or such other time as is specified below:

(a)

the Madison Board shall have procured duly executed resignations and releases in favour of Madison effective at the Closing Time from each director and executive officer of Madison who will no longer be serving in such capacity or capacities following completion of the Share Exchange;

(b)

the representations and warranties made by Madison in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Madison in this Agreement shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of BMG, have a Material Adverse Effect on Madison, and Madison shall have provided to BMG a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Closing Date. No representation or warranty made by Madison hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to, or provided for, or stated to be exceptions under this Agreement;

(c)	from the date of this Agreement to the Closing Date, there shall not have occurred a Material Adverse Change in respect of Madison;

(d)

Madison shall have complied in all material respects with its covenants herein and Madison shall have provided to BMG a certificate of two officers thereof, certifying that, as of the Closing Date, it has so complied with their covenants herein; and

(e)

the Madison Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Madison and BMG to permit the consummation of the Share Exchange and the transactions to be completed by Madison pursuant to the terms of this Agreement.

The foregoing conditions are for the benefit of BMG and may be waived, in whole or in part, by BMG in writing at any time. No such waiver shall be of any effect unless it is in writing signed by BMG. If any of such conditions shall not be complied with or waived by BMG on or before the Closing Date or, if earlier, the date required for the performance thereof, then, subject to Section 5.4, BMG may terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by BMG.

5.3	Madison Conditions

The obligation of Madison to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Closing Time or such other time as is specified below:

(a)

the representations and warranties made by BMG in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by BMG in this Agreement that are not so qualified shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Madison, have a Material Adverse Effect on BMG, and BMG shall have provided to Madison a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Closing Date. No representation or warranty made by BMG hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to, or provided for, or stated to be exceptions under this Agreement;

(b)	from the date of this Agreement to the Closing Date, there shall not have occurred a Material Adverse Change in respect of BMG;

(c)

BMG shall have complied in all material respects with its covenants herein and BMG shall have provided to Madison a certificate of two officers thereof certifying that, as of the Closing Date, BMG has so complied with its covenants herein; and

(d)

the BMG Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by BMG to permit the consummation of the Share Exchange and the transactions to be completed by BMG pursuant to the terms of this Agreement.

The foregoing conditions are for the benefit of Madison and may be waived, in whole or in part, by Madison in writing at any time. No such waiver shall be of any effect unless it is in writing signed by Madison. If any of such conditions shall not be complied with or waived by Madison on or before the Closing Date or, if earlier, the date required for the performance thereof, then, subject to Section 5.4, Madison may terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Madison.

5.4	Notice and Cure Provisions

Each Party hereto shall give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the Closing Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date hereof or on the Closing Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party on or before the Closing Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party or Parties contained in Section 5.1, 5.2 or 5.3, as the case may be.

Subject as herein provided, a Party may:

(a)	elect not to complete the transactions contemplated hereby by virtue of any of the conditions for its benefit contained in Section 5.1, 5.2 or 5.3 not being satisfied or waived; or

(b)	exercise any termination right arising therefrom; provided, however, that:

(i)

promptly and in any event prior to the Closing Date, the Party intending to rely thereon has delivered a written notice to the other Party or Parties specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be; and

(ii)

if any such notice is delivered, and a Party proceeds diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the lesser of ten (10) days from the date of delivery of such notice and the number of days remaining before the earlier of the Closing Date and the Completion Deadline.

5.5	Merger of Conditions

If no notice has been sent by either Party pursuant to Section 5.4 prior to the Closing Date, the conditions set out in Section 5.1, 5.2 or 5.3 shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Closing Time.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1	Amendment

This Agreement may, at any time and from time to time before or after the receipt of the Madison Shareholder Approval be amended by mutual written agreement of Madison and BMG without, subject to applicable Laws, further notice to or authorization on the part of the Vendors and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, the share exchange rate and the warrant exchange rate set out in Sections 2.1(a) and 2.1(b), respectively, of this Agreement shall not be amended without the approval of the affected Vendors.

6.2	Termination

This Agreement may be terminated at any time prior to the Closing Time:

(a)	by mutual written agreement by BMG and Madison;

(b)	subject to Section 5.4:

(i)	by BMG, if any condition in Section 5.2 is not satisfied or waived in accordance with such section;

(ii)	by Madison, if any condition in Section 5.3 is not satisfied or waived in accordance with such section; or

(iii)	by BMG or Madison if any of the conditions in Section 5.1 for the benefit of the terminating party is not satisfied or waived in accordance with such Section 5.1;

(c)

by Madison if there is an intentional breach of the covenants of BMG or the Vendors contained herein by the Vendors or BMG or any of BMG’s directors, officers, employees, agents, consultants or other representatives, in each case, on or before the Closing Date;

(d)

by BMG if there is an intentional breach of the covenants of Madison contained herein by Madison or any of its directors, officers, employees, agents, consultants or other representatives, in each case, on or before the Closing Date; or

(e)	by any Party if the Share Exchange shall not have been completed by the Completion Deadline,

provided that any termination by a Party in accordance with the paragraphs above shall be made by such Party delivering written notice thereof to the other Party or parties hereto prior the Closing Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

ARTICLE 7
GENERAL

7.1	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a)	if to BMG and the Vendors:

Battle Mountain Gold Inc.
c/o Dentons Canada LLP
20th Floor, 250 Howe Street
Vancouver, BC V6C 3R8

Attention:	David Elliott (c/o Brian Abraham)
Fax:	(604) 683-5214

with a copy (which shall not constitute notice) to:

Dentons Canada LLP
20th Floor, 250 Howe Street
Vancouver, BC V6C 3R8

Attention:	Brian Abraham
Fax:	(604) 683-5214
Email:	Brian.Abraham@dentons.com

(b)	if to Madison:

Madison Minerals Inc.
300 - 1055 W. Hastings Street
Vancouver, BC V6E 2E9

Attention:	Chet Idziszek
Fax:	604 684-6024

with a copy (which shall not constitute notice) to:

Miller Thomson LLP
Robson Court, 1000 – 870 Howe Street
Vancouver, BC V6Z 2M1

Attention:	Peter McArthur
Fax:	(604) 643-1200
Email:	pmcarthur@millerthomson.com

7.2	Remedies

The Parties acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party or its representatives and advisors and that such breach may cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, BMG or the Vendors (if Madison is the breaching party) or Madison (if BMG is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties.

7.3	Expenses

The Parties agree that each Party shall pay for its costs incurred in connection with this Agreement and the transactions contemplated hereby, the preparation of the Information Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses, whether or not the Share Exchange is completed. The provisions of this Section 7.3 shall survive the termination of this Agreement.

7.4	Time of the Essence

Time shall be of the essence in this Agreement.

7.5	Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

7.6	Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Share Exchange.

7.7	Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia. The parties hereto irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia.

7.8	Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile, email or other functionally equivalent electronic means of transmission shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by facsimile, email or other functionally equivalent electronic means of transmission to any other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

7.9	Independent Legal Advice

Each Party acknowledges that Dentons Canada LLP is acting as counsel for BMG with respect to the matters contemplated in this Agreement and Madison and each of the Vendors acknowledge having obtained, or having been given the opportunity to obtain their own independent legal advice with respect to the terms of this Agreement prior to its execution.

7.10	Waiver

No waiver or release by any Party hereto shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 6.1.

7.11	No Personal Liability

(a)

No director or officer of BMG shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Madison or the Vendors under this Agreement or any other document delivered in connection with this Agreement or the Share Exchange by or on behalf of BMG.

(b)

No director or officer of Madison shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to BMG or the Vendors under this Agreement or any other document delivered in connection with this Agreement or the Share Exchange by or on behalf of Madison.

7.12	Enurement and Assignment

This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Agreement may not be assigned by any Party without the prior written consent of Madison and BMG.

[EXECUTION PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

MADISON MINERALS INC.

Per:	(signed) “Chet Idziszek”
Authorized Signatory

Chet Idziszek
Name

President and Chief Executive Officer
Title

BATTLE MOUNTAIN GOLD INC.

Per:	(signed) “David Elliott”
Authorized Signatory

David Elliott
Name

Director
Title

[Signatures of Vendors to follow on next page.]

NEVADA ROYALTY CORP.
(signed) “Richard K. Andrews”
RICHARD K. ANDREWS
		Per:	(signed) “Tim Leybold”
Authorized Signatory

HAYWOOD SECURITIES INC.		HBS FINANCIAL PLANNING LTD.

Per:	(signed) “Marilyn Dryhurst”	Per:	(signed) “Roger Hardaker”
	Authorized Signatory		Authorized Signatory

(signed) “David Elliott”	(signed) “David Elliott”
Signed by CHET IDZISZEK by his attorney, David Elliott, authorized signatory of Battle Mountain Gold Inc. pursuant to a power of attorney provided for in a Subscription Agreement dated February 18, 2014 and a Subscription Agreement dated February 28, 2014.	Signed by WILLIAM MATLACK by his attorney, David Elliott, authorized signatory of Battle Mountain Gold Inc. pursuant to a power of attorney provided for in a Subscription Agreement dated November 12, 2013.

(signed) “David Elliott”	(signed) “David Elliott”
Signed by DONALD MCDOWELL by his attorney, David Elliott, authorized signatory of Battle Mountain Gold Inc. pursuant to a power of attorney provided for in a Subscription Agreement dated February 28, 2014.	Signed by LARRY KORNZE by his attorney, David Elliott, authorized signatory of Battle Mountain Gold Inc. pursuant to a power of attorney provided for in a Subscription Agreement dated February 28, 2014.

(signed) “David Elliott”	(signed) “David Elliott”
Signed by BANK OF NEW YORK (NOMINEES) LIMITED by his attorney, David Elliott, authorized signatory of Battle Mountain Gold Inc. pursuant to a power of attorney provided for in a Subscription Agreement dated November 12, 2013 and a Subscription Agreement dated February 18, 2014.	Signed by NESBITT BURNS ITF PINETREE RESOURCE PARTNERSHIP by its attorney, David Elliott, authorized signatory of Battle Mountain Gold Inc. pursuant to a power of attorney provided for in a Subscription Agreement dated February 18, 2014.

SCHEDULE A

VENDORS

Name and address of Vendor	Number of Securities
Chet Idziszek 8000 Old Mine Rd Powell River, British Columbia V8A 0E9	500,000 Common Shares
Richard K. Andrews P.O. Box 1848 Crystal Bay, Nevada USA 89402	1,000,000 Common Shares 1,000,000 Warrants
William Matlack 2013 Stone Hill Circle Reno, Nevada, USA 89519	350,000 Common Shares
Bank Of New York (Nominees) Limited 209 Liverpool Road South Port, Lanes, United Kingdom PR9 2PH	1,250,000 Common Shares
Nevada Royalty Corp. 11521 N. Warren St. Hayden, Idaho, USA 83835	2,000,000 Common Shares
Haywood Securities Inc. Suite 700 200 Burrard Street Vancouver, BC V6C 3L6	8,755,000 Common Shares 1,000,000 Warrants
HBS Financial Planning Ltd. 3 Calder Court Shorebury Point Amy Johnson Way Blackpool, Lancashire FY4 2RH	15,000 Common Shares
Nesbitt Burns ITF Pinetree Resource Partnership B1 Level Securities Cage 1 First Canadian Place Toronto, Ontario, M5X 1H3	1,000,000 Common Shares

Don McDowell 2131 Stone Hill Circle Reno, Nevada, 89519	500,000 Common Shares
Larry Kornze 9530 Foothill Rd Middleton, Idaho, 83616	50,000 Common Shares
TOTAL:	15,420,000 Common Shares 2,000,000 Warrants

[The rest of this page is intentionally left blank.]

SCHEDULE B

BMG FINANCIAL STATEMENTS

See attached.

Battle Mountain Gold Inc.

Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

Battle Mountain Gold Inc.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

October 31, 2013 and 2012	Page

Independent Auditor’s Report	3 – 4

Consolidated Statements of Financial Position	5

Consolidated Statements of Comprehensive Loss	6

Consolidated Statements of Cash Flows	7

Consolidated Statements of Changes in Equity	8

Notes to the Consolidated Financial Statements	9 - 26

2

INDEPENDENT AUDITORS' REPORT

To the Directors of
Battle Mountain Gold Inc.

We have audited the accompanying consolidated financial statements of Battle Mountain Gold Inc., which comprise the consolidated statements of financial position as at October 31, 2013 and 2012, and the consolidated statements of comprehensive loss, cash flows and changes in equity for the period from incorporation on April 2, 2012 to October 31, 2012 and for the year ended October 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Battle Mountain Gold Inc. as at October 31, 2013 and 2012 and its financial performance and its cash flows for the period from incorporation on April 2, 2012 to October 31, 2012 and for the year ended October 31, 2013 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about the ability of Battle Mountain Gold Inc. to continue as a going concern.

Vancouver, Canada	Chartered Accountants

DATE

4

Battle Mountain Gold Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	October 31,	October 31,
	2013	2012
Assets

Current
Cash	$306,285	$39,136
	306,285	39,136
Non-current
Exploration and evaluation assets (Note 3)	356,464	54,945
Total assets	$662,749	$94,081

Liabilities

Current
Accounts payable and accrued liabilities	$158,892	$43,011
Loans from related party (Note 5)	125,347	-
	284,239	43,011

Equity

Share capital (Note 4)	621,252	-
Share subscription advances	35,000	100,000
Accumulated other comprehensive income	4,869	37
Deficit	(282,611)	(48,967)
	378,510	51,070
Total liabilities and equity	$662,749	$94,081

Nature of business and continuance of operations (Note 1)

Subsequent events (Note 10)

Approved and authorized for issue by the Board on XXXX:

“David Elliott” Director

“Richard Andrews” Director

5
The attached notes form an integral part of these consolidated financial statements.

Battle Mountain Gold Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

		Period from
		incorporation
		on April 2,
	Year ended	2012 to
	October 31,	October 31,
	2013	2012
Expenses
Bank charges	$-	$10
Foreign exchange loss (gain)	(1,818)	937
Interest	2,744	-
Legal	77,773	28,254
Property investigation	-	19,766
Share-based payments (Notes 4 and 5)	100,000	-

Loss before other item	178,699	48,967
Write-off of exploration and evaluation assets (Note 3)	54,945	-

Loss for the period	233,644	48,967

Other comprehensive loss (income)
Exchange difference on translation of foreign operations	(4,832)	(37)

Total comprehensive loss	$228,812	$48,930

Basic and diluted loss per share	$0.09	$48,967

Weighted average number of shares outstanding - basic and diluted	2,557,809	1

6
The attached notes form an integral part of these consolidated financial statements.

Battle Mountain Gold Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

		Period from
		incorporation
		on April 2,
	Year ended	2012 to
	October 31,	October 31,
	2013	2012
Operating activities
Loss for the period	$(233,644)	$(48,967)
Adjustments:
Foreign exchange loss (gain)	(1,818)	937
Interest expense	2,744	-
Share-based payments	100,000
Write-off of exploration and evaluation assets	54,945	-
	(77,773)	(48,030)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	70,186	43,011
	(7,587)	(5,019)
Financing activities
Proceeds from share issuances	240,000	-
Subscription advances	35,000	100,000
	275,000	100,000
Investing activities
Exploration and evaluation assets	-	(54,648)
	-	(54,648)
Change in cash	267,413	40,333
Effect of exchange rate fluctuation on cash	(264)	(1,197)
Cash, beginning of period	39,136	-
Cash, end of period	$306,285	$39,136

Supplementary cash flow information
Interest paid (received) in cash	$-	$-
Income taxes paid in cash	$-	$-

Non-cash investing and financing activities
Shares issued for acquisition and exploration and evaluation assets	$200,000	$-
Share issue costs accrued through accounts payable and accrued liabilities	$18,748	$-
Exploration and evaluation assets through accounts payable and accrued liabilities	$26,947	$-
Exploration and evaluation assets through loans from related parties	$122,603	$-

7
The attached notes form an integral part of these consolidated financial statements.

Battle Mountain Gold Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Share Capital
	Number of	Amount	Share	Accumulated Other	Deficit	Total
	Shares		Subscription	Comprehensive
			Advances	Income – Cumulative
				Translation Adjustment
On incorporation at April 2, 2012	-	$-	$-	$-	$-	$-
Share issuance	1	-	-	-	-	-
Share subscription advances	-	-	100,000	-	-	100,000
Loss for the period	-	-	-	-	(48,967)	(48,967)
Other comprehensive income for the period	-	-	-	37	-	37
Balance at October 31, 2012	1	-	100,000	37	(48,967)	51,070
Shares issued for exploration and evaluation assets	2,000,000	200,000	-	-	-	200,000
Shares issued for cash	4,400,000	440,000	(100,000)	-	-	340,000
Share issue costs	-	(18,748)	-	-	-	(18,748)
Share subscription advances	-	-	35,000	-	-	35,000
Share repurchased by the Company	(1)	-	-	-	-	-
Loss for the year	-	-	-	-	(233,644)	(233,644)
Other comprehensive income for the year	-	-	-	4,832	-	4,832
Balance at October 31, 2013	6,400,000	$621,252	$35,000	$4,869	$ (282,611)	$378,510

8
The attached notes form an integral part of these consolidated financial statements.

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”)) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 20th Floor, 250 Howe Street, Vancouver, British Columbia.

These financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at October 31, 2013, the Company had an accumulated deficit of $282,611 (2012 - $48,967) and has incurred losses since inception. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance future exploration and development of potential business acquisitions, economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitable production. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. Management is of the opinion that sufficient working capital will be obtained through the issuance of additional common shares to meet the Company’s liabilities and commitments as they come due.

Although these financial statements have been prepared using IFRS (“International Financial Reporting Standards”) applicable to a going concern, the above noted conditions may cast significant doubt regarding the Company’s ability to continue as a going concern.

These financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

(b)	Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

9

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc.

(d)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the value of those shares will be considered fair value.

(e)	Foreign Currencies

These consolidated financial statements are presented in Canadian dollars. The functional currency of the Company is the Canadian dollar. The functional currency of Battle Mountain Gold (USA), Inc. is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effect of Changes in Foreign Exchange Rates.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end and exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

10

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Foreign Currencies (continued)

Parent and Subsidiary Companies (Group):

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

-assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

-income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are transferred directly to the Groups foreign currency translation reserve in the statement of comprehensive income. These differences are recognized in the profit or loss in the period in which the operation is disposed of.

(f)	Financial Instruments

Non-derivative financial assets:

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Financial assets at fair value through profit or loss ("FVTPL")

Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

The Company does not have any assets classified as FVTPL financial assets.

Available-for-sale financial assets ("AFS")

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets as at FVTPL. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

The Company does not have any assets classified as AFS financial assets.

11

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Financial Instruments (continued)

Non-derivative financial assets (continued):

Held to maturity (“HTM”)

HTM assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold to maturity. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition HTM assets are measured at amortized cost using the effective interest method, less any impairment losses.

The Company does not have any assets classified as HTM.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash is classified as loans and receivables.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: accounts payable and other liabilities, and loans from related party.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs and are classified as other financial liabilities. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

12

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Mineral Exploration and Evaluation Expenditures

Pre -exploration Costs

Pre-exploration costs are expensed in the period in which they are incurred.

Exploration and Evaluation Expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

The Company may occasionally enter into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Mineral exploration and evaluation expenditures are classified as intangible assets.

(h)	Cash and cash equivalents

Cash equivalents include highly liquid investments that are readily convertible to cash which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

13

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Impairment

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(j)	Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, options and flow-through shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Flow-through Shares

The Company will from time to time, issue flow-through common shares to finance its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability and deferred tax expense for the amount of tax reduction renounced to the shareholders. The reduction of the premium previously recorded is recognized as a reduction of deferred tax expense.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian exploration expenses (as defined in the Tax Act).

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Lookback Rule, in accordance with the Tax Act. When applicable, this tax is accrued as a financial expense until paid.

14

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Share-based Payment Transactions

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are reflected in reserves, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

15

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Valuation of warrants

The Company has adopted the residual value method with respect to the valuation of warrants issued as part of a private placement unit. The residual value method allocates the net proceeds to the common shares up to their fair value, as determined by the current quoted trading price on the announcement date, and the balance, if any, to the attached warrants. The fair value attributed to the warrants, if any, is recorded as warrants in the equity section.

(m)	Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for unused tax loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

16

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of exploration and evaluation assets. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is insignificant.

(o)	Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

17

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Significant Accounting Estimates and Judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the carrying value and the recoverability of the carrying value of the exploration and evaluation assets included in the statements of financial position.
ii.	Share-based payment – The fair value of share-based payment is measured as the difference between share price issued to arms-length person and the share price issued to the founders of the Company.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company made the following critical accounting judgments:

i.

The determination of whether technical feasibility and commercial viability can be demonstrated for its exploration and evaluation assets. Once technical feasibility and commercial viability of a property can be demonstrated, it is reclassified from exploration and evaluation assets and subject to different accounting treatment. As at October 31, 2013, management had determined that no reclassification of exploration and evaluation assets was required.

ii.

The determination of functional currency. In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, management determined that the functional currency of Battle Mountain Gold (USA), Inc. is US dollars and for Battle Mountain Gold Inc., the functional currency is Canadian dollars, as these are the currencies of the primary economic environment in which the companies operate.

18

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	New Accounting Policies Not Yet Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for reporting periods in the year ended October 31, 2013. Management has decided against early adoption of these standards. Management’s assessment of the impact of these new standards and interpretations is set out below:

IFRS 9 – ‘Financial Instruments’
This standard and its consequential amendments are indefinitely postponed with no effective date. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. To be classified and measured at amortized cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss.

In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

IFRS 10 - ‘Consolidated Financial Statements’
This standard replaces the part of IAS 27: ‘Consolidated and Separated Financial Statements’ and applies for the annual period beginning January 1, 2013. This new standard introduces a new definition of control that determines which entities are consolidated. This new definition of control may potentially lead to the consolidation of entities that were not previously consolidated resulting in additional assets and liabilities recorded in the financial statements. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IFRS 11 - ‘Joint Arrangements’
This standard replaces IAS 31: ‘Interest in Joint Ventures’ and applies for annual periods beginning on or after January 1, 2013. This new standard introduces new rules which classify joint arrangements as either a joint operation or joint venture. Under the new standard, proportionate consolidation is not allowed and all joint ventures must be equity accounted. All joint arrangements held by the Company will need to be reassessed to determine whether the joint operation or joint venture classification is appropriate, and the potential impacts of a change on the presentation of the consolidated financial statements. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

19

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	New Accounting Policies Not Yet Adopted (continued)

IFRS 12 - ‘Disclosure of Interests in other Entities’
This new standard is applicable for annual reporting periods beginning on or after January 1, 2013. This standard clarifies the disclosure requirements for all forms of interests in other entities including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IFRS 13 - ‘Fair Value Measurement’
This new standard is applicable for annual reporting periods beginning on or after January 1, 2013. This standard establishes a single course of guidance for determining the fair value of assets and liabilities. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IFRS 7 – ‘Financial Instruments Disclosures’
IFRS 7 add and amend disclosure requirements about transfers of financial assets, including the nature of the financial assets involved and the risks associated with them. The adoption of IFRS 7 will increase the disclosure requirements when an asset is transferred but is not utilized and new disclosure required when assets are utilized but there is a continuing exposure to the asset after the sale. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IAS 27 - ‘Separate Financial Statements’
IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IAS 28 - ‘Investments in Associates and Joint Ventures’
IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IAS 32 - ‘Financial Instruments: Presentation’
IAS 32 amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 but the impact of its adoption is yet to be assessed.

IAS 36 – “Impairment of Assets”
On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. These amendments are effective for annual periods beginning on or after January 1, 2014.

20

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

3.	EXPLORATION AND EVALUATION ASSETS

Phoenix Joint Venture

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013, with Nevada Royalty Corp. (formerly Great American Minerals, Inc.) for an exclusive option to acquire a 40% right, title and interest in mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Phoenix Joint Venture").

To exercise this option, the Company must make cash payments and issue Common Shares to Nevada Royalty Corp. as follows.

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares (issued)
September 13, 2013	$50,000 (paid)
September 13, 2014	$1,600,000 **

** At the sole discretion and option of the Company, payment of $1,600,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share.

The Phoenix Joint Venture property is subject to an advanced minimum royalty payment of USD$60,000 per annum, which may be credited against certain production royalties.

Plumas Mine

On April 24, 2012, the Company entered into a property agreement with Americas Gold Exploration Inc. (“AGE”) to have conveyed AGE’s Plumas Mine group of patented mining claims and have assigned AGE’s interest in the Filippini Lease.

For the conveyance of the mining claims and the assignment of the lease, the Company will pay or distribute the following consideration to AGE:

Date	Cash Payments	Common Share Issuances
May 24, 2012	US$55,000 (paid)
Upon receiving consent from regulatory authorities		2,000,000 Common Shares

21

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Plumas Mine (continued)

In addition, the Company agreed to grant the President and CEO of AGE the exclusive non-transferable option to purchase 500,000 shares of the Company at a cost of $0.10 per share which may be exercised on the earlier of (1) TSX Venture Exchange approval or (2) June 30, 2012.

On February 7, 2013, the Company executed a mutual release agreement whereby the Property Agreement with AGE was terminated. The Company will not issue 2,000,000 common shares to AGE and will not grant the option to purchase 500,000 shares of the Company to the President and CEO of AGE. The US$55,000 payment will be retained by AGE. Furthermore, prior to the Company’s proposed reverse take over transaction (“RTO”) with Madison Minerals Inc., the Company agrees to issue 500,000 shares (subsequently issued, see note 10) to the President and CEO of AGE. Should the RTO fail to complete, the 500,000 common shares will be returned to the Company.

As a result of the termination of the Property Agreement, all the costs related to the property agreement were written-off in the year ended October 31, 2013.

	Phoenix	Plumas	Total
Balance at April 2, 2012	$-	$-	$-
Acquisition costs – cash	-	54,648	54,648
Foreign exchange	-	297	297
Balance at October 31, 2012	-	54,945	54,945
Acquisition costs
Shares issued	200,000	-	200,000
Cash	100,000	-	100,000
Claim maintenance	22,785	-	22,785
Field expenses	29,647	-	29,647
Foreign exchange	4,032	-	4,032
Write-off of costs	-	(54,945)	(54,945)
Balance at October 31, 2013	$356,464	$-	$356,464

22

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

4.	SHARE CAPITAL

(a)	Share capital

Authorized: unlimited number of common shares with no par value.

Transactions for the issue of share capital during the years ended October 31, 2013 and 2012:

On April 2, 2012, the Company issued 1 common share at $0.10 which was repurchased by the Company on October 31, 2013.

On March 13, 2013, the Company issued 2,000,000 common shares valued at $0.10 per share to Nevada Royalty Corp. in accordance with the option agreement on the Phoenix Joint Venture.

On March 21, 2013, the Company issued 2,000,000 units at a price of $0.05 per unit in connection with a Founders’ financing for gross proceeds of $100,000. Each unit consisted of one common share and one warrant, each of which entitles the holder to purchase an additional common share at a price of $0.15 until March 21, 2018. In connection with the issuance of founders shares, the Company recognized share-based payments of $100,000 related to the fair value of the shares issued. The fair value of share-based payment is measured as the difference between share price issued to arms-length person and the share price issued to the founders of the Company.

On October 22, 2013, the Company issued 2,400,000 common shares at a price of $0.10 per share for gross proceeds of $240,000 of which $100,000 was received in the period ended October 31, 2012.

(b)	Warrants

At October 31, 2013, the Company had outstanding purchase warrants exercisable to acquire 2,000,000 shares as follows:

Number	Weighted Average	Weighted Average	Expiry Date
	Exercise Price	Remaining Life (Years)
2,000,000	$0.15	4.39	March 21, 2018

The Company did not have outstanding purchase warrants exercisable at October 31, 2012.

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management compensation is as follows:

	October 31,	October 31,
During the period ended	2013	2012
Share-based payments to directors	$87,500	$-

Loans from related party

During the year ended October 31, 2013, the Company received unsecured loans from a director. The loans bear interest at 6% per annum and are due on demand. Interest expense of $2,744 (2012 - $nil) was charged on the loans. Subsequent to October 31, 2013, the loans were repaid in full.

23

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

6.	SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of exploration and evaluation property acquisition, exploration and development.

Exploration and evaluation assets are located in the United States.

7.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As of October 31, 2013 the Company has a working capital of $22,046 (2012 – working capital deficiency of $3,875) and management understands they will need to continue raising capital through equity markets to ensure the Company can meet its financial obligations as they become due.

Foreign exchange risk
The Company’s functional currencies are the Canadian and US dollars. There is a foreign exchange risk to the Company as some of its future exploration and evaluation property interests and resulting commitments are located in the United States. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company does not engage in any hedging activities to reduce its foreign currency risk.

Interest rate risk
The Company is subject to interest rate risk with respect to its investments in cash. The Company's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned. The Company is not exposed to significant interest rate risk.

Commodity price risk
While the value of the Company's exploration and evaluation assets is related to the price of gold and other minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks with respect to its operational activities.

24

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

7.	FINANCIAL RISK MANAGEMENT (continued)

Fair value
The fair value of the Company's financial assets and liabilities approximates the carrying amount due to the short-term nature. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 - Inputs that are not based on observable market data.

Gold and other mineral prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

8.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern.

In the management of capital, the Company monitors its adjusted capital which comprises all components of equity.

The Company sets the amount of capital in proportion to risk. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements.

No changes were made to capital management during the periods ended October 31, 2013 and 2012.

9.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

For the period ended	October 31, 2013	October 31, 2012
Loss before income taxes	$(233,644)	$(48,967)
Statutory tax rate	25%	25%
Income tax recovery	(58,000)	(12,000)
Non deductible items	25,000	-
Effects of tax rate change and rate difference in other jurisdiction	(6,000)	(3,000)
Tax benefits not recognized	39,000	15,000
Total income tax expense	$-	$-

25

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

9.	INCOME TAXES (continued)

Deferred Tax Assets

The nature and tax effect of the temporary differences giving rise to the deferred tax assets at October 31, 2013 and October 31, 2012 are summarized as follows:

	October 31, 2013	October 31, 2012
Exploration and evaluation assets	$20,000	$-
Non-capital losses carried forward	36,000	15,000
Share issue costs	4,000	-
Unrecognized Deferred tax assets	$60,000	$15,000

The Company has non-capital loss carryforwards in Canada and net operating losses in the United States totaling $128,000 (2012 - $49,000) which are available to reduce taxable income in each country respectively, if not utilized, expiring between 2032 and 2033. The Company also has exploration and evaluation assets of $57,000 (2012 - $55,000) and share issue costs of $15,000 (2012 - $nil) that have no expiry date and expire by 2018, respectively.

10.	SUBSEQUENT EVENTS

a)

Subsequent to the year end, the Company closed two private placements of 8,250,000 common shares at a price of $0.10 per common share for gross proceeds of $825,000, and issued 270,000 common shares as finder’s fees.

b)	The Company issued 500,000 common shares to AGE pursuant to the mutual release agreement (Note 3).

c)

In March 2014, the Company and its securityholders (the “BMG Securityholders”) entered into a Share Exchange Agreement with Madison Minerals Inc. (“Madison”) pursuant to which, if approved by the TSX Venture Exchange and the shareholders of Madison, the BMG Securityholders will transfer all of its common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) will be cancelled and each holder of BMG Warrants will be issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction constitutes a Reverse Takeover under the policies of the TSX Venture Exchange and will result in the shareholders of BMG owning approximately 58% of the issued and outstanding common shares of the resulting issuer, which will have the potential to own 100% of the Lewis Property once the Option is exercised.

Madison is in the business of mineral exploration and development. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), holds a 60% participating interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US and NRC. The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property.

26

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Appendix 3 – Drillhole Locations

Plate 3: Drill Collar Location

Madison Enterprises 2002 Drilling
Hole #	Northing	Easting	Elev.	Az	Dip	EOH m	EOH ft.	Type
Mad-1	14,729,433	1,604,925	6,608	090	-55	152.39	500	RC
Mad-2	14,729,145	1,604,748	6,519	090	-75	182.87	600	RC
Mad-3	14,729,216	1,604,613	6,480	090	-75	202.69	665	RC
Mad-4	14,729,088	1,604,445	6,534	090	-80	178.30	585	RC
Mad-5	14,729,096	1,604,718	6,528	090	-75	233.16	765	RC
Mad-6	14,729,042	1,604,723	6,544	090	-75	219.45	720	RC
Mad-7	14,729,260	1,604,698	6,513	090	-75	205.73	675	RC
Mad-8	14,728,846	1,604,735	6,555	090	-70	220.97	725	RC
Mad-9	14,729,155	1,604,855	6,544	090	-70	182.87	600	RC

Madison Enterprises 2003 Drilling
Phase I
Hole #	Northing	Easting	Elev.	Az	Dip	EOH m	EOH ft.	Type
Mad-10	14,729,618	1,604,680	6,502	090	-70	417.56	1370	RC
Mad-11A	14,729,109	1,604,211	6,492	090	-60			RC(997)
Mad-11B *	14,729,164	1,604,543	5551?			665.30	2150	Core(1153
Mad-12A	14,729,599	1,604,405	6,423	090	-70			RC(993)
Mad-12B *						604.40	1983	Core(990
Mad-13	14,729,084	1,604,446	6,533	090	-70	457.19	1500	RC
* diamond tail
						2144.45	7003

Phase 2
Hole #	Northing	Easting	Elev.	Az	Dip	EOH m	EOH ft.	Type
Mad-14	14,728,856	1,604,735	6,556	090	-77	199.64	655	RC
Mad-15	14,728,957	1,604,724	6,554	090	-70	184.40	605	RC
Mad-16	14,729,357	1,604,679	6,512	090	-70	62.48	205	RC
Mad-17	14,729,149	1,604,700	6,508	090	-70	153.92	505	RC
Mad-17A	14,729,149	1,604,700	6,508	090	-70	47.24	155	RC
Mad-18	14,729,150	1,604,705	6,509	090	-87	184.40	605	RC
Mad-19	14,729,149	1,604,702	6,509	090	-80	169.16	555	RC
Mad-20	14,729,202	1,604,691	6,506	090	-85	123.44	405	RC
Mad-21	14,729,202	1,604,692	6,506	090	-75	92.96	305	RC
Mad-22	14,729,217	1,604,602	6,482	090	-87	230.12	755	RC
Mad-23	14,729,216	1,604,604	6,482	090	-80	210.31	690	RC
Mad-24	14,729,347	1,604,619	6,493	090	-90	160.02	525	RC
Mad-25	14,729,269	1,604,701	6,508	090	-82	184.40	605	RC
Mad-26	14,729,269	1,604,703	6,508	090	-62	92.96	305	RC
Mad-27	14,729,047	1,604,714	6,544	090	-87	199.64	655	RC
Mad-28	14,729,047	1,604,716	6,544	090	-82	184.40	605	RC
Mad-29	14,729,046	1,604,718	6,544	090	-55	92.96	305	RC
Mad-30	14,728,862	1,604,732	6,556	090	-60	153.92	505	RC
Mad-31	14,729,103	1,604,712	6,527	090	-86	245.35	805	RC
Mad-32	14,728,755	1,604,736	6,580	090	-65	242.31	795	RC
Mad-33	14,730,602	1,604,325	6,271	090	-85	153.92	505	RC

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Total	3367.95	11050

Madison Enterprises 2006 Drilling

Hole #	Northing	Easting	Elev.	Az	Dip	EOH m	EOH ft.	Type
Mad-34	14,729,096	1,604,452	6,533	040	-50	106.67	350	RC
Mad-35	14,728,750	1,604,791	6,594	090	-70	137.15	450	RC
Mad-36	14,728,743	1,604,626	6,591	090	-70	252.98	830	RC
Mad-37	14,728,743	1,604,628	6,590	090	-55	176.78	580	RC
Mad-38	14,728,856	1,604,746	6,556	090	-60	146.30	480	RC
Mad-39	14,728,900	1,604,748	6,555	090	-70	219.45	720	RC
Mad-40	14,728,949	1,604,798	6,569	090	-70	121.92	400	RC
Mad-41	14,729,050	1,604,798	6,556	090	-70	121.92	400	RC
Mad-42	14,729,146	1,604,347	6,508	090	-80	182.87	600	RC
Mad-43	14,729,150	1,604,497	6,504	045	-70	201.16	660	RC
Mad-44	14,729,156	1,604,501	6,504	090	-70	152.40	500	RC
Mad-45	14,729,503	1,605,006	6,637	360	-70	182.87	600	RC
Mad-46	14,729,497	1,604,997	6,637	270	-60	152.40	500	RC
Mad-47	14,729,727	1,604,711	6,501	360	-70	182.87	600	RC
Mad-48	14,729,698	1,604,706	6,502	090	-80	182.87	600	RC
Mad-49	14,729,698	1,604,709	6,502	090	-60	182.87	600	RC
Mad-50	14,729,601	1,604,672	6,502	090	-70	182.87	600	RC
Mad-51	14,729,498	1,604,687	6,515	090	-80	182.87	600	RC
Mad-52	14,729,499	1,604,690	6,515	090	-60	182.87	600	RC
Mad-53	14,729,443	1,604,692	6,515	090	-70	213.35	700	RC
Mad-54	14,729,452	1,604,606	6,485	090	-70	152.40	500	RC
Mad-55	14,728,802	1,604,748	6,568	090	-70	237.73	780	RC
Mad-56	14,728,649	1,604,762	6,615	090	-70	262.12	860	RC
Mad-57	14,729,140	1,604,565	6,503	045	-70	213.35	700	RC
Mad-58	14,729,168	1,604,420	6,507	045	-70	97.53	320	RC
Mad-59	14,729,207	1,604,468	6,485	090	-85	243.83	800	RC
Mad-60	14,729,211	1,604,470	6,485	045	-70	70.10	230	RC
Mad-61	14,729,199	1,604,542	6,483	090	-85	225.54	740	RC
Mad-62	14,729,203	1,604,543	6,483	045	-70	224.02	735	RC
Mad-63	14,728,651	1,604,650	6,594	090	-80	274.31	900	RC
Mad-64bv	14,728,882	1,603,200	6,686	330	-90	274.31	900	RC
Mad-65bv	14,728,530	1,603,206	6,644	090	-85	274.31	900	RC
Mad-66bv	14,727,998	1,603,269	6,459	090	-85	252.97	830	RC
Mad-67bv	14,727,690	1,603,362	6,363	090	-80	207.26	680	RC
Mad-68bv	14,727,690	1,603,365	6,363	090	-60	227.07	745	RC
Mad-69bv	14,727,203	1,603,444	6,275	090	-70	205.73	675	RC
Mad-70bv	14,727,207	1,603,442	6,275	045	-70	204.21	670	RC
Mad-71	14,729,043	1,604,564	6,538	045	-70	256.03	840	RC
Mad-72	14,729,057	1,604,796	6,556	045	-70	190.49	625	RC
Mad-73	14,729,478	1,605,101	6,671	360	-70	213.35	700	RC
Mad-74	14,729,470	1,605,093	6,671	270	-70	210.30	690	RC
Mad-75	14,729,308	1,605,086	6,661	270	-70	201.16	660	RC
Mad-76	14,728,652	1,604,872	6,641	090	-80	236.21	775	RC
Mad-77	14,728,651	1,604,874	6,641	090	-60	201.16	660	RC

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Mad-78	14,728,551	1,604,647	6,593	090	-80	260.60	855	RC
Mad-79	14,730,496	1,604,289	6,289	090	-80	182.87	600	RC
Mad-80	14,730,401	1,604,292	6,308	090	-75	164.58	540	RC
Mad-81	14,729,034	1,604,683	6,544	045	-70	228.59	750	RC
Mad-82	14,728,953	1,604,553	6,559	045	-70	231.64	760	RC
Total						9689.21	31790

Phoenix Joint Venture 2007 Core Drilling
Hole #	Northing	Easting	Elev.	Az	Dip	EOH m	EOH ft.	Type
Mad-83	14,729,029	1,604,684	6,545	045	-70	246.27	808	Core
Mad-84	14,728,795	1,604,752	6,572	090	-65	248.71	816	Core
Mad-85	14,728,789	1,604,745	6,571	045	-65	210.46	690.5	Core
Mad-86	14,729,227	1,604,700	6,509	090	-70	198.42	651	Core
Mad-87	14,729,309	1,605,083	6,657	250	-70	201.77	662	Core
Mad-88	14,729,329	1,605,076	6,658	225	-65	204.97	672.5	Core
Mad-89	14,728,870	1,604,615	6,571	090	-65	241.09	791	Core
Mad-90	14,728,969	1,604,552	6,557	045	-65	248.10	814	Core
Mad-91	14,729,031	1,604,373	6,536	045	-70	236.52	776	Core
Mad-92	14,729,031	1,604,373	6,536	045	-88	267.30	877	Core
Total						2303.61	7558

2007 RC Drilling – Phoenix Joint Venture
Hole #	Northing	Easting	Elev.	Az	Dip	EOH m	EOH ft.	Type
Mad-100	14,730,160	1,604,325	6,338	090	-70	176.78	580	RC
Mad-101	14,730,288	1,604,335	6,330	090	-70	179.82	590	RC
Mad-102	14,730,056	1,604,329	6,364	090	-70	182.87	600	RC
Mad-103	14,729,957	1,604,318	6,373	090	-70	213.35	700	RC
Mad-104	14,729,957	1,604,323	6,373	090	-50	167.63	550	RC
Mad-105	14,729,271	1,604,518	6,459	090	-70	213.35	700	RC
Mad-106	14,729,271	1,604,519	6,459	090	-50	188.97	620	RC
Mad-107	14,729,371	1,604,511	6,457	090	-70	182.87	600	RC
Mad-108	14,729,373	1,604,511	6,457	090	-50	198.11	650	RC
Mad-109	14,729,478	1,604,498	6,453	090	-80	213.35	700	RC
Mad-110	14,729,478	1,604,498	6,453	090	-60	213.35	700	RC
Mad-111	14,729,577	1,604,503	6,449	090	-80	213.35	700	RC
Mad-112	14,729,577	1,604,503	6,449	090	-60	213.35	700	RC
Mad-113	14,729,672	1,604,499	6,440	090	-80	213.35	700	RC
Mad-114	14,729,672	1,604,499	6,440	090	-60	213.35	700	RC
Mad-115	14,729,765	1,604,496	6,431	090	-80	213.35	700	RC
Mad-116	14,729,765	1,604,496	6,431	090	-60	198.11	650	RC
Mad-117	14,729,765	1,604,496	6,431	045	-70	237.73	780	RC
Mad-118	14,729,965	1,604,390	6,390	045	-70	289.55	950	RC
Mad-119	14,729,319	1,604,595	6,487	090	-80	198.11	650	RC
Mad-120	14,729,315	1,604,598	6,487	090	-60	198.11	650	RC
Mad-121	14,729,295	1,604,595	6,488	165	-65	259.07	850	RC
Mad-122	14,729,399	1,604,596	6,485	090	-80	274.31	900	RC
Mad-123	14,729,532	1,604,591	6,482	090	-80	243.83	800	RC
Mad-124	14,729,532	1,604,591	6,482	090	-60	228.59	750	RC
Mad-125	14,729,619	1,604,583	6,473	090	-80	243.83	800	RC

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Mad-126	14,729,619	1,604,583	6,473	090	-60	228.59	750	RC
Mad-127	14,729,720	1,604,594	6,464	090	-80	228.59	750	RC
Mad-128	14,729,720	1,604,594	6,464	090	-60	228.59	750	RC
Mad-129	14,729,739	1,604,594	6,464	045	-70	220.97	725	RC
Mad-130	14,728,791	1,605,002	6,623	090	-80	228.59	750	RC
Mad-131	14,728,792	1,605,004	6,624	090	-60	182.87	600	RC
Mad-132	14,728,880	1,604,617	6,571	045	-80	228.59	750	RC
Mad-133	14,728,880	1,604,617	6,571	045	-60	225.54	740	RC
Total						7340.77	24085

2008 Core Drilling – Phoenix Joint Venture
Hole #	Northing	Easting	Elev.	Az	Dip	EOH m	EOH ft.	Type
Mad-134	14,729,038	1,604,561	6,538	090	-70	306.92	1007	Core
Mad-135	14,728,962	1,604,541	6,556	090	-70	249.02	817	Core
Mad-136	14,729,208	1,604,397	6,487	090	-70	228.59	750	Core
Mad-137	14,729,431	1,604,922	6,609	270	-90	199.94	656	Core
Mad-138	14,729,412	1,604,485	6,452	090	-70	198.11	650	Core
Mad-139	14,729,541	1,604,471	6,447	090	-70	201.92	662.5	Core
Mad-140	14,729,728	1,604,488	6,429	090	-70	181.96	597	Core
Mad-141	14,729,547	1,604,278	6,395	090	-70	190.65	625.5	Core
Mad-142	14,729,547	1,604,278	6,395	090	-50	228.59	750	Core
Mad-143	14,729,055	1,604,361	6,531	090	-70	206.50	677.5	Core
Mad-144	14,728,957	1,604,407	6,557	090	-70	231.94	761	Core
Mad-145	14,729,199	1,604,273	6,491	045	-60	232.25	762	Core
Mad-146	14,729,199	1,604,273	6,491	090	-70	240.78	790	Core
Mad-147	14,729,397	1,604,262	6,422	090	-60	224.93	738	Core
Mad-148	14,729,397	1,604,262	6,422	090	-80	213.35	700	Core
Mad-149	14,729,022	1,603,994	6,481	090	-50	279.80	918	Core
Mad-170	14,729,022	1,603,994	6,481	090	-70	240.17	788	Core
Total						3855.42	12649.5

2008 RC Drilling – Phoenix Joint Venture
Hole #	Northing	Easting	Elev.	Az	Dip	EOH m	EOH ft.	Type
Mad-150	14,729,491	1,604,401	6,426	090	-70	251.45	825	RC
Mad-151	14,729,491	1,604,401	6,426	090	-50	220.97	725	RC
Mad-152	14,729,814	1,604,394	6,398	090	-70	228.59	750	RC
Mad-153	14,729,814	1,604,394	6,398	090	-50	228.59	750	RC
Mad-154	14,729,698	1,604,396	6,412	090	-70	219.45	720	RC
Mad-155	14,729,698	1,604,396	6,412	090	-50	228.59	750	RC
Mad-156	14,729,767	1,604,285	6,377	090	-70	213.35	700	RC
Mad-157	14,729,767	1,604,285	6,377	090	-50	228.59	750	RC
Mad-158	14,729,659	1,604,297	6,392	090	-70	228.59	750	RC
Mad-159	14,729,659	1,604,297	6,392	090	-50	228.59	750	RC
Mad-160	14,729,386	1,604,387	6,421	090	-70	228.59	750	RC
Mad-161	14,729,386	1,604,387	6,421	090	-50	213.35	700	RC
Mad-162	14,729,718	1,604,209	6,371	090	-70	228.59	750	RC
Mad-163	14,729,718	1,604,209	6,371	090	-50	228.59	750	RC
Mad-164	14,729,449	1,604,145	6,404	090	-70	228.59	750	RC
Mad-165	14,729,449	1,604,145	6,404	090	-50	169.16	555	RC

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Mad-166	14,729,752	1,604,021	6,387	090	-70	228.59	750	RC
Mad-167	14,729,752	1,604,021	6,387	090	-50	228.59	750	RC
Mad-168	14,729,298	1,604,087	6,432	090	-70	228.59	750	RC
Mad-169	14,729,298	1,604,090	6,433	090	-50	228.59	750	RC
Mad-171	14,729,650	1,604,079	6,393	090	-70	228.59	750	RC
Mad-172	14,729,651	1,604,084	6,393	090	-50	228.59	750	RC
Mad-173	14,729,550	1,604,134	6,397	090	-70	228.59	750	RC
Mad-174	14,729,550	1,604,134	6,397	090	-50	228.59	750	RC
Total						5402.40	17725

Hole #	Northing	Easting	Elev.	Az	Dip	EOH m	EOH ft.	Type
								Dump
MVD-1	14,728,708	1,604,449	6,594	000	90	18.28	60	RC
								Dump
MVD-2	14,728,735	1,604,350	6,595	000	90	18.28	60	RC
								Dump
MVD-3	14,728,602	1,604,347	6,589	000	90	18.28	60	RC
								Dump
MVD-4	14,728,453	1,604,350	6,585	000	90	18.28	60	RC
								Dump
MVD-5	14,728,450	1,604,455	6,589	000	90	18.28	60	RC
								Dump
MVD-6	14,728,584	1,604,446	6,592	000	90	18.28	60	RC
								Dump
MVD-7	14,728,655	1,604,558	6,592	000	90	18.28	60	RC
								Dump
MVD-8	14,728,558	1,604,555	6,592	000	90	18.28	60	RC
								Dump
MVD-9	14,728,452	1,604,547	6,593	000	90	18.28	60	RC
Total						164.50	540

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Appendix 4 – Selected assay intervals from Madison drillholes from 2002-2008

This Appendix compiles selected drill intercepts. Drillholes for which no intercepts are provided are holes in which there are no significant intercepts of mineralization.

SELECTED DRILL INTERCEPTS 2002
MAD-01 TO MAD-09 (Virgin Target)
Drillhole	Section	Azimuth/Dip	Interval	Length	Gold
Number			M (ft.)	m (ft.)	g/t (opt)
MAD-01	29450N	090º / -55º	50.3 - 56.3 (165 - 185)	6.1 (20)	0.34 (0.010)
			74.7 - 83.8 (245 - 275)	9.1 (30)	0.51 (0.015)
MAD-02	29150N	090º / -75º	18.3 - 32 (60 - 105)	13.7 (45)	0.82 (0.024)
			112.8 - 120.4 (370 - 395)	7.6 (25)	0.82 (0.024)
MAD-03	29200N	090º / -75º	45.7 – 83.8 (150 - 275)	38.1 (125)	0.79 (0.023)
		incl:	61.0 - 67.1 (200 - 220)	6.1 (20)	2.26 (0.066)
MAD-04	29100N	090º / -80º	120.4 - 123.4 (395 - 405)	3.0 (10)	0.82 (0.024)
MAD-05	29100N	090º / -75º	53.2 - 85.3 (175 - 280)	32.0 (105)	17.56 (0.51)
		incl:	56.4 - 61.0 (185 - 200)	4.6 (15)	111.1 (3.24)
			199.6 - 233.2 (665 - 765)*	33.5 (110)	1.47 (0.043)
MAD-06	29050N	090º / -75º	51.8 - 76.2 (170 - 250)	24.4 (80)	1.34 (0.039)
			67.0 - 71.6 (220 - 235)	4.6 (15)	2.67 (0.078)
MAD-07	29275N	090º / -75º	57.9 - 76.2 (190 - 250)	18.3 (60)	1.68 (0.049)
		incl:	57.9 - 61.0 (190 - 200)	3.1 (10)	6.0 (0.175)
			83.8 - 97.5 (275 - 320)	13.7 (45)	1.23 (0.036)
MAD-08	28850N	090º / -70º	106.7 - 115.8 (350 - 380)	9.1 (30)	7.03 (0.205)
MAD-09	29150N	090º / -70º	44.2 - 51.8 (145 - 170)	7.6 (25)	20.41 (0.012)
* MAD-05 terminated in mineralization

2003 PHASE I DRILLING
Drillhole	Section	Azimuth/Dip	Interval	Length	Gold
Number			M (ft.)	M (ft.)	g/t (opt)
MAD-10	29600N	090º/-70º	25.9 - 33.5 (85 – 110)	7.6 (25)	0.72 (0.021)
			103.6 - 111.2 (340 – 365)	7.6 (25)	1.61 (0.047)
			164.6 - 169.2 (540 – 555)	4.6 (15)	0.58 (0.017)
			367.3 - 368.8 (1205 – 1210)	1.5 (5)	1.27 (0.037)
MAD-11	29100N	090º/-70º	79.2 - 83.8 (260 – 275)	4.6 (15)	0.72 (0.021)
			169.2 - 178.3 (555 – 585)	9.1 (30)	1.30 (0.038)
			356.6 - 361.2 (1170 – 1185)	4.6 (15)	0.92 (0.027)
MAD-12	29600N	090º/-80º	41.1 - 42.6 (135 – 140)	1.5 (5)	0.54 (0.016)
			182.9 - 184.4 (600 – 605)	1.5 (5)	2.26 (0.066)
			262.1 - 263.6 (860 – 865)	1.5 (5)	0.68 (0.020)
MAD-13	29100N	090º/-70º	117.3 - 153.9 (385 – 505)	36.6 (120)	0.62 (0.018)
		incl.	135.6 - 140.2 (445 – 460)	4.6 (15)	1.34 (0.039)
			146.3 - 147.8 (480 – 485)	1.5 (5)	1.34 (0.039)
			152.4 - 153.9 (500 – 505)	1.5 (5)	1.34 (0.039)
			190.5 - 193.5 (625 – 635)	3.0 (10)	1.37 (0.040)
			234.7 - 239.3 (770 – 785)	4.6 (15)	4.70 (0.137)
			248.4 - 254.5 (815 – 835)	6.1 (20)	1.03 (0.030)
1)

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

2003 PHASE II DRILLING
Drillhole	Section	Azimuth/Dip	Interval	Length	Gold
Number			m (ft.)	m (ft.)**	g/t (opt)
MAD-14*	28850N	090º/-77º	102.1 - 135.6 (335 - 445)	33.5 (110)	0.58 (0.017)
		incl.	102.1 - 106.7 (335 - 350)	4.6 (15)	1.65 (0.048)
			166.1 - 199.6+ (545 - 655+)	33.5+ (110+)	0.65 (0.019)
		incl.	193.5 - 199.6+ (635 - 655+)	6.1+ (20+)	1.92 (0.056)
MAD-15	28950N	090º/-70º	79.2 - 102.1 (260 - 335)	22.9 (75)	1.47 (0.043)
		incl.	88.4 - 94.5 (290 - 310)	6.1 (20)	4.25 (0.124)
			147.8 - 152 .4 (485 - 500)	4.6 (15)	1.40 (0.041)
MAD-16	29350N	090º/-70º	36.6 - 42.7 (120 - 140)	6.1 (20)	1.30 (0.038)
			59.4 - 60.9 (195 - 200)	1.5 (5)	1.20 (0.035)
MAD-17	29150N	090º/-70º	41.2 - 44.2 (135 - 145)	3.0 (10)	8.19 (0.239)
			94.5 - 97.5 (310 - 320)	3.0 (10)	1.16 (0.034)
MAD-17A	29150N	090º/-70º	35.0 - 39.6 (115 - 130)	4.6 (15)	1.51 (0.044)
MAD-18	29150N	090º/-87º	64.0 - 149.4 (210 - 490)	85.4 (280)	2.23 (0.065)
		incl.	118.9 - 134.1 (390 - 440)	15.2 (50)	9.02 (0.263)
			167.6 - 169.2 (550 - 555)	1.6 (5)	1.71 (0.050)
MAD-19	29150N	090º/-80º	44.2 - 70.1 (145 - 230)	25.9 (85)	1.88 (0.055)
		incl.	53.3 - 59.4 (175 - 195)	6.1 (20)	4.18 (0.122)
			114.3 - 137.2 (375 - 450)	22.9 (75)	0.75 (0.022)
		incl.	117.3 - 126.5 (385 - 415)	9.2 (30)	1.09 (0.032)
MAD-20*	29200N	090º/-85º	45.7 - 114.3 (150 - 375)	68.6 (225)	3.46 (0.101)
		incl.	50.3 - 57.9 (165 - 190)	7.6 (25)	7.10 (0.207)
		and	64.0 - 73.2 (210 - 240)	9.2 (30)	4.80 (0.140)
		and	97.5 - 108.2 (320 - 355)	10.7 (35)	7.58 (0.221)
			117.3 - 123.4 + (385 - 405+)	6.1+ (20+)	0.65 (0.019)
MAD-21	29200N	090º/-75º	39.6 - 53.3 (130 - 175)	13.7 (45)	1.23 (0.036)
			73.2 - 77.7 (240 - 255)	4.5 (15)	0.79 (0.023)
MAD-22	29200N	090º/-87º	65.5 - 71.6 (215 - 235)	6.1 (20)	0.79 (0.023)
			83.8 - 86.9 (275 - 285)	3.1 (10)	1.82 (0.053)
			120.4 - 131.1 (395 - 430)	10.7 (35)	0.93 (0.027)
			141.7 - 161.5 (465 - 530)	19.8 (65)	1.17 (0.034)
			176.8 - 178.3 (580 - 585)	1.5 (5)	1.20 (0.035)
			185.9 - 199.6 (610 - 655)	13.7 (45)	1.82 (0.053)
		incl.	185.9 - 192.0 (610 - 630)	6.1 (20)	3.64 (0.106)

MAD-23	29200N	090º/-80º	57.9 - 62.5 (190 - 205)	4.6 (15)	1.03 (0.030)
			115.8 - 143.3 (380 - 470)	27.5 (90)	1.92 (0.056)
		incl.	118.9 - 131.1 (390 - 430)	12.2 (40)	4.04 (0.118)
MAD-24	29350N	090º/vert.	79.2 - 99.1 (260 - 325)	19.9 (65)	0.79 (0.023)
			109.7 - 112.8 (360 - 370)	3.1 (10)	0.68 (0.020)
			143.2 - 146.3 (470 - 480)	3.1 (10)	1.06 (0.031)
MAD-25	29275N	090º/-82º	30.5 - 44.2 (100 - 145)	13.7 (45)	0.86 (0.025)
			92.9 - 99.1 (305 - 325)	6.2 (20)	0.93 (0.027)
			111.3 - 121.9 (365 - 400)	10.6 (35)	1.03 (0.030)
MAD-26	29275N	090º/-62º	29.0 - 32.0 (95 - 105)	3.0 (10)	0.72 (0.021)
			67.1 - 79.2 (220 - 260)	12.3 (40)	0.51 (0.015)
		incl.	70.1 - 73.2 (230 - 240)	3.1 (10)	1.27 (0.037)
MAD-27	29050N	090º/-87º	82.3 - 149.4 (270 - 490)	67.1 (220)	0.68 (0.020)
		incl.	82.3 - 105.2 (270 - 345)	22.9 (75)	1.06 (0.031)
			156.9 - 163.1 (515 - 535)	6.2 (20)	0.75 (0.022)
			178.3 - 198.1 (585 - 650)	19.8 (65)	0.72 (0.021)
		incl.	178.3 - 182.9 (585 - 600)	4.6 (15)	1.75 (0.051)
MAD-28	29050N	090º/-82º	91.4 - 103.6 (300 - 340)	12.2 (40)	0.58 (0.017)

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Drillhole	Section	Azimuth/Dip	Interval	Length	Gold
Number			m (ft.)	m (ft.)**	g/t (opt)
			166.1 - 182.9 (545 - 600)	16.8 (55)	1.27 (0.037)
		incl.	166.1 - 173.7 (545 - 570)	7.6 (25)	2.40 (0.070)
MAD-29	29050N	090º/-55º	57.9 - 68.6 (190 - 225)	10.7 (35)	0.68 (0.020)
		incl.	57.9 - 61.0 (190 - 200)	3.1 (10)	1.40 (0.041)
MAD-30	28850N	090º/-60º	97.5 - 108.2 (320 - 355)	10.7 (35)	0.93 (0.027)
		incl.	97.5 - 102.1 (320 - 335)	4.6 ()15	1.51 (0.044)
MAD-31	29100N	090º/-86º	61.0 - 106.7 (200 - 350)	45.7 (150)	6.48 (0.189)
		incl.	67.1 - 83.8 (220 - 275)	16.7 (55)	11.48
(0.335)
		and	73.2 - 79.3 (240 - 260)	6.1 (20)	21.53
(0.628)
			166.1 - 173.7 (545 - 570)	7.6 (25)	0.96 (0.028)
			224.0 - 227.1 (735 - 745)	3.1 (10)	2.12 (0.062)
MAD-32*	28750N	090º/-65º	47.2 - 61.0 (155 - 200)	13.8 (45)	5.21 (0.152)
		incl.	48.8 - 57.8 (160 - 170)	3.0 (10)	19.7 (0.575)
			121.9 - 124.9 (400 - 410)	3.0 (10)	0.89 (0.026)
			163.1 - 167.6 (535 - 550)	4.5 (15)	0.82 (0.024)
			172.2 - 213.4 (565 - 700)	41.2 (135)	1.34 (0.039)
		incl.	187.5 - 193.5 (615 - 635)	6.0 (20)	3.36 (0.098)
		and	204.2 - 207.2 (670 - 680)	3.0 (10)	3.87 (0.113)
			227.1 - 242.3+ (745 - 795+)	15.2+ (50+)	0.99 (0.029)
MAD-33	30600N	090º/-85º	61.0 - 70.1 (200 - 230)	9.1 (30)	1.03 (0.030)
*	Drillhole ended within a mineralized zone.
**

True thickness of mineralization in not known and will be resolved with additional drilling evaluation and ongoing interpretive compilation work. Madison believes, however, that it is less than the reported drilled intervals.

2006 DRILLING
			From	To	Length	Gold	Silver
Drillhole #	Section	Az/Dip	m (ft.)	m (ft.)	m (ft.)	g/t	g/t
Virgin Area:
MAD-34	29100 / 4450	45/-50	76.1 (250)	77.7 (255)	1.5 (5)	0.552
			74.7 (245)	77.7 (255)	3.0 (10)		7.55
MAD-35	28750 / 4800	90/-70	112.8 (370)	114.3 (375)	1.5 (5)	0.664
			36.6 (120)	41.1 (135)	4.5 (15)		22.9
			109.7 (360)	121.9 (400)	12.2 (40)		15.8
MAD-36	28750 / 4650	90/-70	217.9 (715)	219.4 (720)	1.5 (5)	0.764
			222.5 (730)	231.6 (760)	9.1 (30)	4.88
			239.3 (785)	240.8 (790)	1.5 (5)	0.563
			242.3 (795)	245.3 (805)	3.0 (10)	0.667
			246.9 (810)	253 (830)	6.1 (20)	0.451
			71.6 (235)	77.7 (255)	6.1 (20)		23.5
			222.5 (730)	231.6 (760)	9.1 (30)		30
			242.3 (795)	245.3 (805)	3.0 (10)		10.4
MAD-37	28750 / 4650	90/-55	70.1 (230)	74.7 (245)	4.5 (15)	0.878
			147.8 (485)	163.1 (535)	15.2 (50)	0.1-0.3
			70.1 (230)	74.7 (245)	4.5 (15)		54
			147.8 (485)	156.9 (515)	9.1 (30)		6.8
MAD-38	28850 / 4750	90/-60	47.2 (155)	48.7 (160)	1.5 (5)	2.11
			88.4 (290)	99.1 (325)	10.7 (35)	0.1-0.3

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

			From	To	Length	Gold	Silver
Drillhole #	Section	Az/Dip	m (ft.)	m (ft.)	m (ft.)	g/t	g/t
			99.1 (325)	100.6 (330)	1.5 (5)	0.693
			125 (410)	126.5 (415)	1.5 (5)	0.806
			39.6 (130)	42.6 (140)	3.0 (10)		8.5
			86.9 (285)	97.6 (320)	10.7 (35)		4.8
MAD-39	28900 / 4750	90/-70	42.7 (140)	44.2 (145)	1.5 (5)	0.564	* Dup.
			89.9 (295)	96.0 (315)	6.1 (20)	4.54
			106.7 (350)	108.2 (355)	1.5 (5)	0.465
			36.6 (120)	42.6 (140)	6.1 (20)		4.5
			89.9 (295)	94.5 (310)	4.6 (15)		29.9
			102.1 (335)	108.2 (355)	6.1 (20)		4
MAD-40	28950 / 4800	90/-70	33.5 (110)	36.5 (120)	3.0 (10)	0.685
			42.7 (140)	44.2 (145)	1.5 (5)	0.564
			54.8 (180)	71.6 (235)	16.8 (55)	1.13
			76.2 (250)	77.7 (255)	1.5 (5)	0.653
			27.4 (90)	47.2 (155)	19.8 (65)		14.2
		incl.	28.9 (95)	39.6 (130)	10.7 (35)		21
			53.3 (175)	77.7 (255)	24.4 (80)		13.3
			88.4 (290)	91.4 (300)	3.0 (10)		8.35
			100.6 (330)	103. 6 (340)	3.0 (10)		10.4
MAD-41	29050 / 4850	90/-70	4.6 (15)	6.1 (20)	1.5 (5)	0.915
			61.0 (200)	65.5 (215)	4.5 (15)	0.74
		incl.	62.5 (205)	64.0 (210)	1.5 (5)	1.69
			19.8 (65)	22.9 (75)	3.0 (10)		28.9
			62.5 (205)	65.5 (215)	3.0 (10)		20.9
			71.6 (235)	76.2 (250)	4.6 (15)		7.3
MAD-42	29150 / 4350	90/-70	97.5 (320)	100.5 (330)	3.0 (10)	0.87
			103.6 (340)	106.6 (350)	3.0 (10)	0.83
			123.4 (405)	126.4 (415)	3.0 (10)	0.63
			129.5 (425)	143.2 (470)	13.7 (45)	1.441
		incl.	134.1 (440)	140.2 (460)	6.1 (20)	2.394	**
			149.4 (490)	150.9 (495)	1.5 (5)	0.54
			85.3 (280)	88.3 (290)	3.0 (10)		30.6
			128 (420)	131 (430)	3.0 (10)		14.1
			132.6 (435)	135.6 (445)	3.0 (10)		12.8
			137.2 (450)	152.4 (500)	15.2 (50)		17.1
					42.7
MAD-43	29150 / 4500	45/-70	137.1 (450)	179.8 (590)	(140)	2.62
		incl.	138.7 (455)	153.9 (505)	15.2 (50)	5.4	**
			169.2 (555)	175.3 (575)	6.1 (20)	2.07
MAD-44	29150 / 4500	90/-80	45.7 (150)	67.0 (220)	21.3 (70)	0.2-0.4
			105.2 (345)	109.7 (360)	4.5 (15)	0.76
			50.3 (165)	61 (200)	10.7 (35)		18.2
			123.4 (405)	144.7 (475)	21.3 (70)		15.8
		incl.	123.4 (405)	129.5 (425)	6.1 (20)		29.2
MAD-45	29500 / 5000	360/-70	13.7 (45)	22.9 (75)	9.1 (30)	2.51
			30.5 (100)	36.6 (120)	6.1 (20)	0.81

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

			From	To	Length	Gold	Silver
Drillhole #	Section	Az/Dip	m (ft.)	m (ft.)	m (ft.)	g/t	g/t
			68.6 (225)	70.1 (230)	1.5 (5)	0.657
			76.2 (250)	77.7 (255)	1.5 (5)	0.577
			79.2 (260)	82.2 (270)	3.0 (10)	0.52
			85.3 (280)	86.8 (285)	1.5 (5)	0.696
			97.5 (320)	108.2 (355)	10.7 (35)	0.92
MAD-46	29500 / 5000	270/-60	6.1 (20)	7.6 (25)	1.5 (5)	1.14
			10.7 (35)	12.2 (40)	1.5 (5)	0.8
			103.6 (340)	105.1 (345)	1.5 (5)	0.775
			135.6 (445)	137.1 (450)	1.5 (5)	0.913
			140.2 (460)	143.2 (470)	3.0 (10)	1.11

MAD-47	29700 / 4700	360/-70	13.7 (45)	19.8 (65)	6.1 (20)	1.7
		incl.	15.3 (50)	19.8 (65)	4.5 (15)	2.13	**
			74.7 (245)	82.3 (270)	7.6 (25)	2.91

MAD-48	29700 / 4700	90/-80	18.3 (60)	21.3 (70)	3.0 (10)	0.636
			22.9 (75)	25.9 (85)	3.0 (10)	1.156
			30.5 (100)	35.0 (115)	4.5 (15)	0.535
			39.6 (130)	41.1 (135)	1.5 (5)	0.516
			74.7 (245)	79.2 (260)	4.5 (15)	0.79
			94.5 (310)	96.0 (315)	1.5 (5)	0.512
					39.6
			1.5 (5)	41.1 (135)	(130)		22.1

MAD-49	29700 / 4700	90/-60	10.7 (35)	19.8 (65)	9.1 (30)	2.46
			36.6 (120)	42.7 (140)	6.1 (20)	0.83
		incl.	38.1 (125)	41.1 (135)	3.0 (10)	1.15	**
			144.8 (475)	146.3 (480)	1.5 (5)	0.514

MAD-50	29600 / 4700	90/-70	1.5 (5)	6.0 (20)	4.5 (15)	1.26
			29.0 (95)	35.1 (115)	6.1 (20)	1.41
			29.0 (95)	32.0 (105)	3.0 (10)	2.24	**
		incl.
MAD-51	29500 / 4700	90/-80	38.1 (125)	39.6 (130)	1.5 (5)	0.494
			41.1 (135)	44.1 (145)	3.0 (10)	1.11
			91.4 (300)	94.4 (310)	3.0 (10)	0.84
			36.6 (120)	39.6 (130)	3.0 (10)		11.6
			41.1 (135)	44.1 (145)	3.0 (10)		23.8
			91.4 (300)	94.4 (310)	3.0 (10)		8.5

MAD-52	29500 / 4700	90/-60	27.5 (90)	35.1 (115)	7.6 (25)	2.7
		incl.	33.4 (110)	35.1 (115)	4.5 (15)	4.13	**
			70.1 (230)	71.6 (235)	1.5 (5)	0.658
			158.5 (520)	160.0 (525)	1.5 (5)	0.832
			27.5 (90)	35.1 (115)	7.6 (25)		163.6

MAD-53	29450 / 4700	90/-70	32.0 (105)	41.1 (135)	9.1 (30)	2.36
		incl.	36.6 (120)	39.6 (130)	3.0 (10)	4.03	**
			86.9 (285)	88.4 (290)	1.5 (5)	0.699
			96.0 (315)	97.5 (320)	1.5 (5)	1.295
			125.0 (410)	126.5 (415)	1.5 (5)	0.667
			0	12.2 (40)	12.2 (40)		27.7

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

			From	To	Length	Gold	Silver
Drillhole #	Section	Az/Dip	m (ft.)	m (ft.)	m (ft.)	g/t	g/t
			29.0 (95)	41.2 (135)	12.2 (40)		23.3

MAD-54	29450 / 4600	90/-70	38.1 (125)	39.6 (130)	1.5 (5)	0.548
			37.1 (220)	38.6 (225)	1.5 (5)	0.55
			77.7 (255)	79.2 (260)	1.5 (5)	1.455
			78.9 (285)	89.9 (295)	3.0 (10)	3.05
			93.0 (305)	94.5 (310)	1.5 (5)	1.655
			115.8 (380)	117.3 (385)	1.5 (5)	0.975
			134.1 (440)	137.1 (450)	3.0 (10)	0.648
			38.1 (125)	47.2 (155)	9.1 (30)		18.9

MAD-55	28800 / 4750	90/-70	135.6 (445)	137.1 (450)	1.5 (5)	0.589
			161.5 (530)	170.7 (560)	9.1 (30)	2.17
		incl.	161.5 (530)	164.5 (540)	3.0 (10)	4.94	**
			192.0 (630)	199.6 (655)	7.6 (25)	0.59

MAD-56	28650 / 4750	90/-70	134.1 (440)	137.1 (450)	3.0 (10)	7.33
			138.7 (455)	140.2 (460)	1.5 (5)	0.985
			176.8 (580)	185.9 (610)	9.1 (30)	0.1-0.4

MAD-57	29150 / 4625	45/-70	51.8 (170)	57.9 (190)	6.1 (20)	0.3
			61.0 (200)	67.1 (220)	6.1 (20)	0.824
			73.2 (240)	79.3 (260)	6.1 (20)	0.83
			94.5 (310)	99.0 (325)	4.5 (15)	0.749
			121.9 (400)	147.8 (485)	25.9 (85)	1.46
			172.2 (565)	175.2 (575)	3.0 (10)	1.56
			179.8 (590)	188.9 (620)	9.1 (30)	0.53

MAD-58	29150 / 4475	45/-70	No	Values	Hole lost

MAD-59	29200 / 4450	90/-85	121.9 (400)	132.6 (435)	10.7 (35)	1.124
		incl.	121.9 (400)	124.9 (410)	3.0 (10)	1.927	**
			137.1 (450)	138.6 (455)	1.5 (5)	0.866
			128.0 (420)	134.1 (440)	6.1 (20)		20.95

MAD-60			No	Values	Hole Lost

MAD-61	29200 / 4525	90/-85	59.4 (195)	63.9 (210)	4.5 (15)	1.72
			71.6 (235)	74.6 (245)	3.0 (10)	0.52
			96.0 (315)	97.5 (320)	1.5 (5)	1.115
			99.1 (325)	102.1 (335)	3.0 (10)	0.75
			115.8 (380)	117.3 (385)	1.5 (5)	0.866
					30.5
			123.4 (405)	153.9 (505)	(100)	1.11
		incl.	125.0 (410)	128.0 (420)	3.0 (10)	3.74	**
			158.5 (520)	160.0 (525)	1.5 (5)	0.807
			217.9 (715)	219.4 (720)	1.5 (5)	0.602
			56.4 (185)	64.0 (210)	7.6 (25)		13.3
			71.6 (235)	79.2 (260)	7.6 (25)		33.36
			96.0 (315)	100.5 (330)	4.5 (15)		33.4
			114.3 (375)	120.4 (395)	6.1 (20)		12.2
			140.2 (460)	147.8 (485)	7.6 (25)		16.5

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

			From	To	Length	Gold	Silver
Drillhole #	Section	Az/Dip	m (ft.)	m (ft.)	m (ft.)	g/t	g/t

MAD-62	29200 / 4525	45/-70	61.0 (200)	62.5 (205)	1.5 (5)	0.629
			79.2 (260)	102.1 (335)	22.9 (75)	1.081
		incl.	79.2 (260)	85.3 (280)	6.1 (20)	1.5	**
			137.2 (450)	138.7 (455)	1.5 (5)	0.756
			141.7 (465)	155.4 (510)	13.7 (45)	1.05
		incl.	143.2 (470)	146.2 (480)	3.0 (10)	1.27	**
			79.2 (260)	92.9 (305)	13.7 (45)		46.3
			96.0 (315)	103.6 (340)	7.6 (25)		15.4
			117.3 (385)	124.9 (410)	7.6 (25)		13.5
			141.7 (465)	150.8 (495)	9.1 (30)		11.8

MAD-63	28650 / 4550	90/-80	54.8 (180)	56.3 (185)	1.5 (5)	0.64
			219.5 (720)	225.6 (740)	6.1 (20)	1.326
			236.2 (775)	237.7 (780)	1.5 (5)	0.574
			57.9 (190)	68.6 (225)	10.7 (35)		9.1
			219.5 (720)	225.6 (740)	6.1 (20)		34.6

MAD-71	29050 / 4550	45/-70	65.5 (215)	67.0 (220)	1.5 (5)	1.48
			115.8 (380)	124.9 (410)	9.1 (30)	2.67
			134.1 (440)	140.2 (460)	6.1 (20)	1.12
			155.4 (510)	158.4 (520)	3.0 (10)	2.03
			237.7 (780)	240.7 (790)	3.0 (10)	1.26
			115.8 (380)	124.9 (410)	9.1 (30)		11.9
			134.1 (440)	143.2 (470)	9.1 (30)		12.5
			155.4 (510)	161.5 (530)	6.1 (20)		20.45

MAD-72	29050 / 4800	45/-70	83.8 (275)	85.3 (280)	1.5 (5)	1.03
			121.9 (400)	124.9 (410)	3.0 (10)	0.869
			128.0 (420)	131.0 (430)	3.0 (10)	0.728
			42.7 (140)	47.2 (155)	4.5 (15)		32.4
			82.3 (270)	83.8 (275)	1.5 (5)		15.3

MAD-73	29500 / 5100	360/-70	16.8 (55)	19.8 (65)	3.0 (10)	1.503
			13.7 (45)	21.3 (70)	7.6 (25)		27.96
			61.0 (200)	65.5 (215)	4.5 (15)		10

MAD-74	29500 / 5100	270/-70	25.9 (85)	48.8 (160)	22.9 (75)	1.52
			67.1 (220)	68.6 (225)	1.5 (5)	0.53
			185.9 (610)	188.9 (620)	3.0 (10)	0.753
			25.9 (85)	48.8 (160)	22.9 (75)		29.7
			57.9 (190)	71.6 (235)	13.7 (45)		17.2

MAD-75	29350 / 5050	270/-70	53.3 (175)	56.3 (185)	3.0 (10)	0.93
			62.5 (205)	67.0 (220)	4.5 (15)	1.37
			70.1 (230)	71.6 (235)	1.5 (5)	1.19
			91.4 (300)	92.9 (305)	1.5 (5)	0.65
			50.3 (165)	59.4 (195)	9.1 (30)		15.3

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

			From	To	Length	Gold	Silver
Drillhole #	Section	Az/Dip	m (ft.)	m (ft.)	m (ft.)	g/t	g/t
			70.1 (230)	73.1 (240)	3.0 (10)		13.4
			85.3 (280)	99.0 (325)	13.7 (45)		22.16

MAD-76	28650 / 4850	90/-80	114.3 (375)	115.8 (380)	1.5 (5)	0.503
			121.9 (400)	123.4 (405)	1.5 (5)	0.589
			125.0 (410)	128.0 (420)	3.0 (10)	1.152
			129.5 (425)	134.0 (440)	4.5 (15)	1
			146.3 (480)	152.4 (500)	6.1 (20)	0.79
			166.1 (545)	167.6 (550)	1.5 (5)	1.105
			111.3 (365)	115.8 (380)	4.5 (15)		9.5
			125.0 (410)	134.0 (440)	9.1 (30)		10.6
			146.3 (480)	152.4 (500)	6.1 (20)		10.6

MAD-77	28650 / 4850	90/-60	86.9 (285)	91.4 (300)	4.5 (15)	0.983
			85.3 (280)	91.4 (300)	6.1 (20)		5.4

MAD-78	28550 / 4650	90/-80	76.2 (250)	79.2 (260)	3.0 (10)	0.671
			243.8 (800)	245.3 (805)	1.5 (5)	0.838
			76.2 (250)	80.7 (265)	4.5 (15)		9.6

MAD-79	30500 / 4300	90/-80	No	Values
			59.4 (195)	65.5 (215)	6.1 (20)		16
			86.9 (285)	91.4 (300)	4.5 (15)		13.8

MAD-80	30400 / 4300	90/-75	65.5 (215)	68.5 (225)	3.0 (10)	0.773
			80.8 (265)	85.3 (280)	4.5 (15)	1.12
			80.8 (265)	89.9 (295)	9.1 (30)	0.79
			86.9 (285)	88.4 (290)	1.5 (5)	0.824	**
			60.9 (200)	71.6 (235)	10.7 (35)		19
			76.2 (250)	79.2 (260)	3.0 (10)		13.1
			80.8 (265)	91.4 (300)	10.7 (35)		49.9

MAD-81	2900 / 4650	45/-70	85.3 (280)	99.0 (325)	13.7 (45)	9.43
			100.6 (330)	102.1 (335)	1.5 (5)	0.843
			123.4 (405)	124.9 (410)	1.5 (5)	0.989
			129.5 (425)	132.5 (435)	3.0 (10)	0.889
			137.2 (450)	138.7 (455)	1.5 (5)	1.03
			149.4 (490)	160.1 (525)	10.7 (35)	9.21
			167.6 (550)	169.1 (555)	1.5 (5)	9.07
					45.7
			182.9 (600)	228.6 (750)	(150)	2.16
			83.8 (275)	99.0 (325)	15.2 (50)		48.2
			149.4 (490)	158.5 (520)	9.1 (30)		18.35
			185.9 (610)	188.9 (620)	3.0 (10)		19.95

MAD-82	28950 / 4550	45/-70	126.5 (415)	128.0 (420)	1.5 (5)	0.676
			134.1 (440)	140.2 (460)	6.1 (20)	1.68
			144.8 (475)	149.5 (490)	4.5 (15)	1.01
			56.4 (185)	62.5 (205)	6.1 (20)		22.65
			134.1 (440)	138.7 (455)	4.5 (15)		23.46
			143.3 (470)	149.4 (490)	6.1 (20)		10.4

Buena Vista Area:
MAD-64	28900 / 3200	330/-90	12.2 (40)	19.8 (65)	7.6 (25)	5.44

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

			From	To	Length	Gold	Silver
Drillhole #	Section	Az/Dip	m (ft.)	m (ft.)	m (ft.)	g/t	g/t
			12.2 (40)	15.2 (50)	3.0 (10)	12.6	**
			42.7 (140)	47.2 (155)	4.5 (15)	1.698
			12.2 (40)	15.2 (50)	3.0 (10)		691
			15.2 (50)	27.4 (90)	12.2 (40)		12.1
			41.1 (135)	48.7 (160)	7.6 (25)		27.1

MAD-65	28500 / 3200	90/-85	83.8 (275)	96.0 (315)	12.2 (40)	0.757
		incl.	85.4 (280)	89.9 (295)	4.5 (15)	1.08	**
			3.0 (10)	18.2 (60)	15.2 (50)		20.1
			42.7 (140)	51.8 (170)	9.1 (30)		16.8
			54.9 (180)	68.6 (225)	13.7 (45)		10
			68.6 (225)	96.0 (315)	27.4 (90)		22.1

MAD-66	28000 / 3350	90/-85	54.9 (180)	61.0 (200)	6.1 (20)	0.7887
			50.3 (165)	56.4 (185)	6.1 (20)		20.6
			56.4 (185)	61.1 (200)	4.5 (15)		216
			249.9 (820)	252.9 (830)	3.0 (10)		10.8

MAD-67	27700 / 3350	90/-80	10.6 (35)	18.2 (60)	7.6 (25)	1.448
			30.5 (100)	33.5 (110)	3.0 (10)	3.439
			79.2 (260)	80.7 (265)	1.5 (5)	0.785
			9.1 (30)	19.8 (65)	10.7 (35)		49.9
			27.4 (90)	33.5 (110)	6.1 (20)		12.4
			201.2 (660)	207.3 (680)	6.1 (20)		8.7

MAD-68	27700 / 3350	90/-60	4.6 (15)	7.6 (25)	3.0 (10)	0.542
			24.4 (80)	15.9 (85)	1.5 (5)	0.707
			137.2 (450)	141.7 (465)	4.5 (15)	1.595
			176.8 (580)	179.8 (590)	3.0 (10)	0.546
			4.6 (15)	15.2 (50)	10.7 (35)		22.1
			22.9 (75)	27.4 (90)	4.5 (15)		23.6
			135.6 (445)	141.7 (465)	6.1 (20)		38.6
			176.8 (580)	179.8 (590)	3.0 (10)		20.1

MAD-69	27200 / 3450	90/-70	No	Values

MAD-70	27200 / 3450	45/-70	30.5 (100)	33.5 (110)	3.0 (10)	0.527
			158.5 (520)	169.2 (555)	10.7 (35)	2.82
			173.7(570)	175.2 (575)	1.5 (5)	0.633
			193.5 (635)	196.5 (645)	3.0 (10)	0.726
			15.9 (85)	33.5 (110)	7.6 (25)		9
			158.5 (520)	164.6 (540)	6.1 (20)		12.45
			173.7 (570)	175.2 (575)	1.5 (5)		21

2007 CORE DRILLING

		From	To	Interval	Gold	Silver
Drillhole #		m (ft.)	m (ft.)	m (ft.)	(g/t)	(g/t)
MAD-83*		76 (249.3)	97 (318.2)	21 (68.9)	6.92	64
	incl.	79 (259)	81 (265.6)	2 (6.6)	44.88	265
MAD-84		100 (328)	103 (338)	3 (10)	1.03	33
MAD-85		110 (361)	112 (367.6)	2 (6.6)	1.44	21
		176 (577.4)	182 (597.1)	6 (19.7)	6.85	42.8

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

	incl.	180 (590.5)	181 (593.8)	1 (3.3)	32.4	100
MAD-86		32 (105)	34 (111.5)	2 (6.6)	8.25	60.8
	incl.	32 (105)	33 (108.3)	1 (3.3)	14.9	109
		73 (239.5)	78 (256)	5 (16.4)	0.87
		82 (269)	84 (275.6)	2 (6.6)	2.07	47
MAD-87		62 (103.4)	64 (110)	2 (6.6)	1.64	63
MAD-88		92 (301.8)	94 (308.4)	2 (6.6)	1.23	15
		107 (351)	110 (361)	3 (10)	0.93
MAD-89		210 (689)	214 (702)	4 (13)	1.60	9
MAD-90		121 (397)	127 (416.7)	6 (19.7)	1.25	92
		129 (423.2)	131 (429.8)	2 (6.6)	0.76	79
		138 (452.7)	141 (462.7)	3 (10)	0.96	15
		153 (502)	155 (508.6)	2 (6.6)	0.98	17
		160 (525)	162 (531.6)	2 (6.6)	0.98	10
		164 (538)	171 (561)	7 (23)	3.02	19.6
	incl.	170 (557.7)	171 (561)	1 (3.3)	11.69	89
		189 (620)	191 (626.6)	2 (6.6)	1.19
		205 (672.5)	208 (682.5)	3 (10)	2.31	10
MAD-91		140 (459.3)	146 (479)	6 (19.7)	1.94	109
MAD-92		184 (603.6)	187 (613.6)	3 (10)	1.72	24

2007 Reverse Circulation Drilling
RCH #	Location	Azimuth/	From - To	Interval	Gold	Silver
	(N/E)	Dip	(m)	(m)	(g/t)	(g/t)
MAD-100	30160/4325	90/-70	93-96.1	3.1	1.3	80
MAD-101	30288/4335	90/-70	No	selected	results
MAD-102	30056/4329	90/-70	93-100.6	7.6	1.05	50.9
MAD-103	29957/4318	90/-70	No	selected	results
MAD-104	29957/4323	90/-50	54.9-58	3.1	3.9	381
			88.4-93	4.6	0.77
MAD-105	29271/4518	90/-70	59.4-62.5	3.1	0.94	107
			67.0-70.1	3.1	1.11	65.9
			76.2-85.3	9.1	1.78	64.8
			134.1-138.7	4.6	2.07	42
MAD-106	29271/4519	90/-50	64-67.1	3.1	1.87	36
			70.1-74.7	4.6	2.04
			80.8-86.9	6.1	2.06
			103.6-106.7	3.1	0.90
			123.4-126.5	3.1	1.28
			160.0-163.1	3.1	3.36
MAD-107	29371/4511	90/-70	88.4-91.5	3.1	0.96	20
			114.3-117.4	3.1	3.93
MAD-108	29373/4511	90/-50	35-38.1	3.1	0.80	71
			77.7-83.8	6.1	1.64	35
			94.5-99.1	4.6	1.44	23
MAD-109	29500/4500	90/-80	149.4-154	4.6	1.77	12
MAD-110	29500/4500	90/-60	74.7-85.4	10.7	3.09
MAD-111	29577/4503	90/-80	117.3-125	7.6	2.73	19
MAD-112	29577/4503	90/-60	71.6-74.7	3	1.10	28
			91.4-108.2	16.8	1.64
			incl. 93-94.5	1.5	8.06	40
			112.8-115.8	3	1.11
MAD-113	29672/4499	90/-80	86.9-100.6	13.7	5.0	13

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

RCH #	Location	Azimuth/	From - To	Interval	Gold	Silver
	(N/E)	Dip	(m)	(m)	(g/t)	(g/t)
			incl. 88.3-	1.5	14.99	15
			89.9
MAD-114	29672/4499	90/-60	111.3-128	16.8	2.53	10
			incl. 111.3-	6.1	4.60	17
			117.3
MAD-115	29765/4496	90/-80	15.2-21.3	6.1	2.03	100
			62.5-67	6.1	1.51
			76.2-83.8	7.6	0.96	20
			100.6-103.6	3	3.77
			117.3-125	7.6	0.89
MAD-116	29765/4496	90/-60	13.7-19.8	6.1	0.81	119
			50.3-53.3	3	1.07	34
MAD-117	29765/4496	45/-70	68.6-73.1	4.6	0.88
MAD-118	29965/4390	45/-70	50.3-53.3	3	0.90	220
			91.4-94.5	3	0.91	37
MAD-119	29315/4598	90/-80	83.8-108.2	24.4	1.51
			incl. 86.9-	3	3.79
			89.9
MAD-120	29315/4598	90/-60	54.9-65.5	10.6	1.63	11
			incl. 57.9-61	3	3.06	15

RCH #	Location	Azimuth/	From - To	Interval	Gold (g/t)	Silver
	(N/E)	Dip	(m)	(m)		(g/t)
MAD-121	29315/4598	165/-65	74.7-82.3	7.6	1.24	17
			128-131	3	1.04	10
			137.2-144.8	7.6	0.81
MAD-122	29399/4596	90/-80	71.6-74.7	3	1.56	22
MAD-123	29532/4591	90/-80	59.4-62.5	3	0.76	23
			74.7-83.8	9.1	1.47	10
			131.1-134.1	3	1.25
			219.5-225.5	6.1	0.93
MAD-124	29532/4591	90/-60	41.1-44.1	3	1.49	24.9
			82.3-85.3	3	1.11
			89.9-92.9	3	0.88
			94.5-100.6	6.1	10.7	14.9
			incl. 94.5-96	1.5	36.39	52.8
MAD-125	29610/4595	90/-80	74.7-77.7	3	2.70	13
			143.3-147.8	4.6	1.35
			216.4-219.5	3	0.74
MAD-126	29610/4595	90/-60	89.9-92.9	3	2.08
			114.3-117.3	3	0.98
MAD-127	29720/4596	90/-80	91.4-94.4	3	1.39	9
			210.3-216.4	6.1	0.90
MAD-128	29720/4596	90/-60	82.3-94.5	12.2	1.21	9
MAD-129	29720/4596	45/-70	42.7-53.3	10.7	0.66	17
MAD-130	28800/5000	90/-80	100.6-103.6	3	3.43	10
MAD-131	28800/5000	90/-60	47.2-50.3	3	0.58	12
			70.1-73.2	3	0.57
MAD-132	28880/4610	45/-80	117.3-123.4	6.1	4.35	35
			incl. 121.9-	1.5	13.58	72
			123.4	6.1	1.02
			178.3-184.4
MAD-133	28880/4610	45/-60	117.3-123.4	6.1	0.87

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

RCH #	Location	Azimuth/	From - To	Interval	Gold (g/t)	Silver
	(N/E)	Dip	(m)	(m)		(g/t)
			129.5-150.9	21.3	1.80	10
			incl. 131.0-	1.5	7.60	41
			132.5	6.1	1.40	14
			190.5-196.6

2008 DRILLING

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
DDHMAD-134	86-88	2	2.66	-
	112-117	5	1.20	41.2
	incl. 114-115	1	3.80	92.4
	119-120	2	0.52	-
	139-141	3	1.22	12.7
	147-149	2	-	48.5
	174-176	2	0.76	-
	196-199	3	2.60	41.9
	incl. 197.1-198.1	1	5.36	85.4
DDHMAD-136	127-133	6	1.79	107
	150-157	7	2.3	15.9
DDHMAD-139	30-32	2	-	194.1
	123-128	5	1.15	29.8
	176-179	3	0.64	-
DDHMAD-143	139-148	9	1.98	39.2
	incl. 140-142	2	3.29	122
DDHMAD-145	79-85	6	1.21	458.2
DDHMAD-146	151-158	7	1.05	59.1
DDHMAD-149	198-201	3	1.70	22.2
RCMAD-153	15.2-18.3	3.0	0.76	257.2
	incl. 15.2-16.7	1.5	-	485.2
	96.0-99.6	3.0	1.19	96.4
	105.2-112.8	7.6	1.09	-
	140.2-149.3	9.1	0.96	-
RCMAD-154	33.5-36.5	3.0	-	96.4
	103.6-114.3	10.6	1.01	40.2
	126.5-129.5	3.0	0.86	-
RCMAD-155	18.3-22.9	4.6	0.64	96.7
	86.9-91.4	4.6	0.73	28.3
	153.9-156.9	3.0	1.21	-
RCMAD-156	45.7-48.8	3.0	0.79	30.5
	65.5-68.6	3.0	-	44.1
	128.0-131.0	3.0	0.69	18.7
	146.3-152.4	6.1	0.71	-
RCMAD-157	108.2-114.3	6.1	3.89	59.7
	incl. 109.8-111.3	1.5	6.62	101.2
	140.2-143.2	3.0	0.61	10.6
	225.5-228.6	3.0	0.58	-
RCMAD-160	167.6-179.8	12.2	0.92	14.2
RCMAD-161	96.0-108.2	12.2	0.55	17.3
	125-131.1	6.1	1.54	15.0
	126.5-129.5	3.0	2.77	25.1
RCMAD-163	51.8-56.4	4.6	-	46.4

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Hole #	From - To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
	61-64	3.0	-	163.0
	149.3-153.9	4.6	0.86	8.5
RCMAD-165	160-163.1	3.0	0.98	154.8
RCMAD-166	222.5-225.5	3.0	0.77	-
RCMAD-167	141.7-144.8	3.0	0.84	147.6
	178.3-189.0	10.6	(0.43)	74.7
	incl. 178.3-181.3	3.0	0.62	127.5
	incl. 185.9-189.0	3.0	0.65	97.7
RCMAD-168	83.8-91.4	7.6	-	55.0
	94.5-111.3	16.8	-	31.4
	incl. 102.1-105.1	3.0	0.64	35.4
RCMAD-173	175.3-181.3	6.1	0.87	13.9
	incl. 179.9-181.3	1.5	2.63	25.2

November 13th 2013

Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program,
F.W. Lewis Property, Battle Mountain Districts, Lander County, Nevada, USA

Appendix 5 – QA/QC Graphs and Verification Sampling

November 13th 2013

Distribution Histograms - 2007 Drilling Gold (gmt)

Minimum value : 0.00
Maximum value : 49.38
2nd highest : 46.88
3rd highest : 36.39
4th highest : 32.44
N : 6987
Mean : 0.18
Variance : 1.48
Standard deviation : 1.22
Coeff. of variation : 6.72
Median : 0.03
Ln mean : -3.62
Ln std deviation : 1.67
Geometric mean : 0.03
Geometric std dev : 5.33
Sichel's t estimator : 0.11
Sichel's V : 2.80
Sichel's gamma : 4.06
Chi-Square Test : 239333.14
Degrees of freedom : 132
Click on Bin to Query
Outside bins
Min value :
Max value :
Centroid :

2007 Drilling Au (gmt) – Total Population

(For Display and Statistical Calculations - Below Detection Analysis were assigned a value of 0.003 gmt)

Graph Displays Population Mean / Standard Deviation / Normal Curve

Minimum value : 0.00
Maximum value : 2.95
2nd highest : 2.88
3rd highest : 2.85
4th highest : 2.85
N : 6937
Mean : 0.11
Variance : 0.08
Standard deviation : 0.28
Coeff. of variation : 2.62
Median : 0.02
Ln mean : -3.67
Ln std deviation : 1.60
Geometric mean : 0.03
Geometric std dev : 4.96
Sichel's t estimator : 0.09
Sichel's V : 2.56
Sichel's gamma : 3.60
Chi-Square Test : 58561.32
Degrees of freedom : 38
Click on Bin to Query
Outside bins
Min value :
Max value :
Centroid :

2007 Drilling Au (gmt) – 3.0 gmt Cut-off

(For Display and Statistical Calculations - Below Detection Analysis were assigned a value of 0.003 gmt)

Graph Displays Population Mean / Standard Deviation / Normal Curve

Distribution Histograms - 2008 Drilling – Gold (gmt)

Minimum value : 0.00
Maximum value : 36.60
2nd highest : 10.00
3rd highest : 6.62
4th highest : 5.36
N : 7397
Mean : 0.08
Variance : 0.28
Standard deviation : 0.53
Coeff. of variation : 6.37
Median : 0.01
Ln mean : -4.29
Ln std deviation : 1.63
Geometric mean : 0.01
Geometric std dev : 5.13
Sichel's t estimator : 0.05
Sichel's V : 2.67
Sichel's gamma : 3.80
Chi-Square Test : 186589.11
Degrees of freedom : 64
Click on Bin to Query
Outside bins
Min value :
Max value :
Centroid :

2008 Drilling Au (gmt) – Total Population

(For Display and Statistical Calculations - Below Detection Analysis were assigned a value of 0.001 gmt)

Graph Displays Population Mean / Standard Deviation / Normal Curve

Minimum value : 0.00
Maximum value : 1.48
2nd highest : 1.48
3rd highest : 1.47
4th highest : 1.47
N : 7332
Mean : 0.06
Variance : 0.02
Standard deviation : 0.15
Coeff. of variation : 2.65
Median : 0.01
Ln mean : -4.33
Ln std deviation : 1.56
Geometric mean : 0.01
Geometric std dev : 4.78
Sichel's t estimator : 0.04
Sichel's V : 2.45
Sichel's gamma : 3.40
Chi-Square Test : 55995.92
Degrees of freedom : 20
Click on Bin to Query
Outside bins
Min value :
Max value :
Centroid :

2008 Drilling Au (gmt) – 1.50 gmt Cut-off

(For Display and Statistical Calculations - Below Detection Analysis were assigned a value of 0.001 gmt)

Graph Displays Population Mean / Standard Deviation / Normal Curve

Distribution Histograms - 2007-2008 Drilling (ICP analysis)

99%
88%
77%
66%
55%
44%
33%
22%
11%
0%
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
1300
1400
Minimum value : 0.10
Maximum value : 1353.80
2nd highest : 886.20
3rd highest : 647.00
4th highest : 500.00
N : 14377
Mean : 3.71
Variance : 420.77
Standard deviation : 20.51
Coeff. of variation : 5.54
Median : 0.80
Ln mean : -0.20
Ln std deviation : 1.51
Geometric mean : 0.82
Geometric std dev : 4.54
Sichel's t estimator : 2.58
Sichel's V : 2.29
Sichel's gamma : 3.14
ChiSquare Test : 60501.71
Degrees of freedom : 7
Click on Bin to Query
Outside bins
Min value :
Max value :
Centroid :

ICP Ag (gmt) – Total Population

(For Display and Statistical Calculations - Below Detection Analysis were assigned a value of 0.10 gmt)

Graph Displays Population Mean / Standard Deviation / Normal Curve

18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
0
5
10
15
20
25
30
35
40
45
50
Minimum value : 0.10
Maximum value : 49.90
2nd highest : 49.70
3rd highest : 49.40
4th highest : 48.50
N : 14225
Mean : 2.36
Variance : 25.54
Standard deviation : 5.05
Coeff. of variation : 2.14
Median : 0.80
Ln mean : -0.25
Ln std deviation : 1.44
Geometric mean : 0.78
Geometric std dev : 4.20
Sichel's t estimator : 2.19
Sichel's V : 2.06
Sichel's gamma : 2.80
ChiSquare Test : 131204.06
Degrees of freedom : 89
Click on Bin to Query
Outside bins
Min value :
Max value :
Centroid :

ICP Ag (gr/t) – 50 gmt Cut-off

(For Display and Statistical Calculations - Below Detection Analysis were assigned a value of 0.10 gmt)

Graph Displays Population Mean / Standard Deviation / Normal Curve

Duplicate Samples SGS Laboratory Analysis

Xname: AU_PLT_ORG
Yname: AU_PLT_DUP
Reg Line: y=a + bx
Precision: 27.37 %

2007 Core Holes- Gold Analysis (Units - gmt)
SGS Duplicate vs Original Assay
(X axis Original – Y axis Duplicate)

Xname: AU_PLT_ORG
Yname: AU_PLT_DUP
Conf lev: 95.00 %
Reg Line: y=a + bx

2007 Core Holes- Gold Analysis (Units - gmt)
SGS Duplicate vs Original Assay – 0.60 gmt Cut-off
(X axis Original – Y axis Duplicate)

AU_PLT_ORG
AU_PLT_DUP

2007 RC Holes- Gold Analysis (Units - gmt)
SGS Duplicate vs Original Assay
(X axis Original – Y axis Duplicate)

AU_PLT_ORG
AU_PLT_DUP

2007 RC Holes- Gold Analysis (Units - gmt)
SGS Duplicate vs Original Assay – 1.00 gmt Cut-off
(X axis Original – Y axis Duplicate)

Duplicate Samples TSL Laboratory Analysis

2007 Core Holes- Gold Analysis (Units - gmt)
TSL Duplicate vs Original Assay
(X axis Original – Y axis Duplicate)

Reg Line : y=a + bx
Precision : 39.74 %

2007 Core Holes- Gold Analysis (Units - gmt)
TSL Duplicate vs Original Assay – 0.20 gmt Cut-off
(X axis Original – Y axis Duplicate)

Xname: AU_PLT_ORG
Yname: AU_PLT_DUP
Sample n: 73
Reg Line: y=a+bx
Corr coef: 0.881383
Precision: 200.07 %

2007 RC Holes- Gold Analysis (Units - gmt)
TSL Duplicate vs Original Assay
(X axis Original – Y axis Duplicate)

Xname: AU_PLT_ORG
Yname: AU_PLT_DUP
Reg Line: y=a+bx
Precision: 143.25 %

2007 RC Holes- Gold Analysis (Units - gmt)
TSL Duplicate vs Original Assay - 1.50 gmt Cut-off
(X axis Original – Y axis Duplicate)

TSL Laboratory vs SGS Laboratory Analysis

X name: TSL_AU_PLT
Y name: SGS_AU_PLT
Sample n: 2242
X var: 3.08
X std dev: 1.76
Y var: 3.07
Y std dev: 1.75
Reg Line: y=a + bx
b: 0.94
Rank Corr coeff: 0.83
xVar / yVar: 1.08

2007 Core Holes- Gold Analysis (Units - gmt)
TSL vs SGS Assays
(X axis TSL – Y axis SGS)

X name: TSL_AU_PLT
Y name: SGS_AU_PLT
Sample n: 2233
X mean: 0.10
X var: 0.15
Y mean: 0.10
Y var: 0.12
Y std dev: 0.35
Reg Line: y=a + bx
b: 0.77
Rank Corr coeff: 0.83
Precision: 196.17 %

2007 Core Holes- Gold Analysis (Units - gmt)
TSL vs SGS Assays – 7.0 gmt Cut-off
(X axis TSL – Y axis SGS)

X name: TSL_AU_PLT
Y name: SGS_AU_PLT
Reg Line: y=a + bx

2007 RC Holes- Gold Analysis (Units - gmt)
TSL vs SGS Assays
(X axis TSL – Y axis SGS)

X name: TSL_AU_PLT
Y name: SGS_AU_PLT

2007 RC Holes- Gold Analysis (Units - gmt)
TSL vs SGS Assays – 10.0 gmt Cut-off
(X axis TSL – Y axis SGS)